UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive office)
Commission File Number: 1-15060
Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of UBS Sustainability Report 2023,

which appears immediately following this
page.

Sustainability Report

2023

Thinking and acting with the long term in mind

Table of contents
Page
Introduction

................................................................

................................................................

...................................................

3
The importance of sustainability and culture to UBS

................................................................

..................................................

3
About this report ................................................................

................................................................

.....................................

5
Banking on sustainability

................................................................

................................................................

..........................

8
Our integration journey – at a glance ................................................................................................

.......................................

9
Our business model

................................................................

................................................................

................................

11
Sustainability drives our ambitions

................................................................

................................................................

..........

13
Strategy ................................................................................................

................................................................

.......................

14
Our sustainability and impact strategy ................................................................................................

....................................

14
Our aspirations and progress

................................................................

................................................................

..................

15
Governance

................................................................

................................................................

..................................................

17
Our sustainability governance

................................................................

................................................................

.................

17
Environment

................................................................

................................................................

................................................

21
Contributing to a low-carbon economy ................................................................................................................................

..

21
Supporting our clients’ low-carbon transition

................................................................

.......................................................... 27
Reducing our environmental impact ................................................................................................

.......................................

38
Monitoring the environmental impact of our supply chain ................................................................................................

......

42
Managing the risks of climate change to our business ................................................................

............................................

44
Social

................................................................

................................................................

............................................................ 45
People and culture make the difference

................................................................

................................................................

..

45
Driving social impact ................................................................................................

.............................................................. 54
Respecting human rights

................................................................

................................................................

........................

57
Managing our supply chain responsibly ................................................................................................

..................................

58
Supporting opportunities

................................................................

................................................................

...........................

61
Global Wealth Management ................................................................

................................................................

..................

66
Asset Management

................................................................

................................................................

................................

68
Investment Bank ................................................................

................................................................

....................................

71
Personal & Corporate Banking

................................................................

................................................................

................

73
Managing sustainability and climate risks ................................................................................................................................ 75
Sustainability and climate risk management framework

................................................................

..........................................

76
Appendix ................................................................................................

................................................................

...................

100
Appendix 1 – Governance

................................................................

................................................................

....................

100
Appendix 2 – Environment ................................................................................................

...................................................

104
Appendix 3 – Entity-specific disclosures

for Credit Suisse AG

................................................................

.................................

116
Appendix 4 – Other supplemental information ................................................................................................

.....................

130

Sustainability Report 2023
| Introduction

Introduction
The importance of sustainability and culture to UBS
The acquisition of the Credit Suisse Group made 2023 an exceptional year in our firm’s history. We completed the
first-ever combination of two global systemically important financial institutions (G-SIFIs) and have embarked on a major

program

to

integrate

the

two

banks.

Our

sustainability

frameworks

are

no

exception.

We

have

made
significant progress

in aligning

our frameworks

for the

combined firm

and will

continue with

this alignment

in 2024
and

beyond.

2023

also

saw

significant

developments

in

corporate

disclosure

requirements,

particularly

the
European Union’s Corporate

Sustainability Reporting Directive

(the CSRD), as well as

in the availability of emissions
data and standards. In

addition, market volatility and the

conflicts in Ukraine and

the Middle East presented new
challenges for sustainable investing.

Integration of Credit Suisse
We

have

made

significant progress

in

integrating

UBS

and

Credit

Suisse’s

sustainability

policy

frameworks

and
processes:
–
We

have

implemented a

revised

sustainability and

climate

risk

policy

framework and

associated processes

to
reflect the full suite of activities of the combined

business and a consistent approach.

–
We

are

minimizing

our

scope

1

and

2

greenhouse

gas

(GHG)

emissions

through

energy

efficiencies

and

by
switching to more sustainable energy sources,

across the combined firm.

–
We have developed

updated scope 3

emissions targets

reflecting the combined

profile of the

combined firm

and
evolving regulatory

and data

standards. We

have updated

our previous

emissions targets

for real

estate mortgage
lending, as

well as

the fossil

fuels, power

generation and

cement sectors,

reflecting both

the combined

portfolios
of the two

firms and methodology changes.

We have added

targets for shipping, and

iron and steel

based on
the

materiality

of

these

sectors

in

our

combined

financing

portfolio

and

have

dropped

sectors

that

are

not
material.

–
We have made progress towards

the alignment of our sustainable investing

products standards across the firm
and will

benchmark Credit

Suisse’s products

against these

standards. We

expect to

incorporate products

that
meet our standards across our platforms in 2024.
–
We have

integrated our

performance evaluation and

compensation structures, including

our fair

pay practice.
We are

also aligning

social plans or

severance payments at

UBS and

Credit Suisse

in the

respective country to
ensure that all employees are treated equally.

We still have

significant milestones to deliver

in 2024 and

beyond. We firmly

believe, however, that

our activities
are already strengthening our creation of long-term value for our shareholders, clients and other stakeholders. As
we progress with

the integration,

we aim to

leverage the

most effective

ideas and

capabilities of

both organizations
as we strive to build a highly dependable and

trustworthy firm globally.
We strongly believe that

institutions are defined by

their culture and, with

our “three keys to

success”, we have an
established concept

for advancing

the culture

across our

combined organization.

Our culture

is decisive

in achieving
our ambitions, and client centricity, accountability with integrity, collaboration, and risk management are all areas
where our combined strengths can make the

biggest difference and as such, are a

key priority.
We continued

to make

good progress

on the

execution of

our Group-wide

sustainability and

impact strategy

in
2023, as

outlined in

this Sustainability

Report. While

market volatility

and rising

geopolitical tensions

over the

course
of 2023

proved challenging,

flows into

sustainable funds

and ETFs

remained positive.

Sustainable investing

also
gained

ground

in

alternative

markets,

including

real

estate

and

hedge

funds.

Against

this

backdrop,

we

saw
sustainable

assets

under

management

increase.

Overall,

our

efforts

across

sustainability

and

culture

have

been
reflected in solid results in key environmental,

social, governance (ESG) ratings.

Sustainability Report 2023
| Introduction

Trends
Policymakers

and

regulators

increasingly

require

corporations

to

embed

ESG

considerations

within

their

own
operations and

value chains,

and to

disclose them.

One example

of this

is the

CSRD, which

came into

effect in

2023
and will require

compliant reporting

within annual

financial reporting

for the first

wave of in-scope

entities for

fiscal
year 2024,

with reporting

in

2025. While

we welcome

this

move toward

greater transparency

and reliability

of
information, we continue to seek greater alignment across

existing and emerging disclosure requirements in order
to enable greater comparability.
While climate continues

to dominate the

sustainable finance

landscape, there

has been a

notable shift in

emphasis.
After

two

years

of

formulating

and

refining

net-zero

commitments

across

industries,

the

ongoing

progress

in
methodologies, data

and transition

finance frameworks

has

allowed discussions

to shift

toward the

quality and
ambition level of net-zero

targets. Transition has

become more widely

recognized as a

requisite path. As our

clients
look to a shift

in their business models to

prepare for the future, the

fast pace of technological innovation, along
with high inflation and input costs, are

key considerations as they develop their transition

strategies.
Emerging

trends

which

have

all

gained

momentum

in

2023

include

nature,

impact

transparency

and

blended
finance. The most advanced

of these is nature where there

has been a growing awareness

of the impact of society
on

the

world’s

biodiversity and

natural

capital.

New

frameworks are

being rolled

out

to

enhance

transparency,
including the release of the recommendations of the Taskforce on Nature-related Financial Disclosures (the TNFD).
This will improve the availability of good, economy-wide nature and biodiversity data, contributing toward greater
transparency and providing an important

tool for investors and companies alike.
Turning to impact,

the increasing disclosure requirements

and growing demand

for transparency from

clients are
encouraging

the

development

of

new

measurement

methodologies.

In

the

last

year,

we

have

also

seen
governments and development finance institutions launch blended finance initiatives, using capital from public or philanthropic sources

to increase

private sector

investment in

sustainable development. In

the past

decade, such
initiatives have mobilized over USD

200 billion in capital

toward sustainable development in developing countries
and we see significant opportunity for this to

grow further.
Our commitment
By 2050, our ambition

is to achieve net-zero

greenhouse gas emissions across

our scope 1 and

2, and specified scope
3 activities.

We recognize

there is

more to

do and

aim to

phase in

additional scope

3 activities

over time.

It is,

however,
important to

note that the

decarbonization of

the global

economy, emissions

reductions by

clients, and the

realization
of our own targets and ambitions all

depend on a variety of factors, some

of which are beyond our direct influence.

The decarbonization of the

global economy will

require governments, regulators, all industries

and consumers to
move in

the same

direction. Clear

guidance by

governments

through thoughtful

regulations, policies

and incentives,
including mechanisms to factor in the price of carbon,

as well as the development and scaling of key technologies
and broader changes in the behavior of our

society, will be critical.
Our ambition

to be

a global

leader in

sustainability remains

unchanged. We

are committed

to supporting

our clients
in the transition

to a low-carbon

world, leading by

example in our

own operations,

and sharing our

lessons learned
along the way with the rest of the world.

We hope you will join us on the journey.
Colm Kelleher
Chairman of the Board of Directors
Sergio P.

Ermotti
Group Chief Executive Officer
UBS was among the 43 companies that first signed

the UN Global Compact in 2000 and is also

a member of the
UN

Global

Compact Network

Switzerland, meaning

we

are

committed

to

its

principles

on

human

rights, labor
standards, the environment and anti-corruption. As reflected in detail in this report, we have a comprehensive set of goals and activities in place pertaining to

the principles of the UN Global Compact.

Sustainability Report 2023
| Introduction

About this report
Overview
The reporting period

for this UBS

Group Sustainability Report, which

also covers Credit

Suisse, is 1

January to 31
December 2023, which is aligned with the financial reporting period of UBS Group

AG. All 2023 data included in
the report

is therefore

for this

period. Historical

data (for

e.g., 2022

and 2021)

pertains to

Pre-acquisition UBS,
unless otherwise

stated. For

UBS’s own

environmental footprint,

the reporting

period has

changed from

July to
June (as applied

in the UBS

Sustainability Report 2022) to

January to December (for

this report) to

align with the
UBS

financial

reporting

year.

2022

data

is

restated

in

the

relevant

tables.

Data

showing

progress

against

our
decarbonization sectorial targets,

including net-zero ones, pertains

to 31 December 2022

(due to the unavailability
of relevant 2023 data, as explained in the respective section of this report).
Unless otherwise

noted, the

information included

in this report

is presented

at the

consolidated level

for UBS

Group
AG, UBS AG and Credit Suisse AG.

›
Refer to “Note 29 Interests in subsidiaries and other entities” in the UBS Group AG Annual Report 2023 for supplementary information regarding certain significant subsidiaries
This report

comprises the

“non-financial” disclosures

required for

UBS Group

AG, and

its subsidiaries,

including
UBS AG

and Credit

Suisse AG,

under the

Swiss Code

of Obligations

Art. 964b.

It also

comprises disclosures

required
for UBS AG by the German law implementing EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz

/ CSR-RUG)
(nichtfinanzieller

Konzernbericht)

(the

EU

Non-Financial

Reporting

Directive).

A

table

at

the

end

of

this

report
(Appendix 4)

provides the

references to

such non-financial

information. This

report also

contains information on
UBS AG and UBS Europe SE pursuant to Art.

8 of the EU Taxonomy Regulation (Appendix

4).

UBS is

in the

process of

implementing a combined

and aligned sustainability-and-climate-risk dataset

across UBS
Group

and

including

Credit

Suisse

AG.

For

this

reason,

UBS

will

publish

UBS

Group

and

Credit

Suisse

AG
sustainability and climate risk metrics required pursuant to FINMA Circular 2016/1 "Disclosure – banks", Annex 5, in

a

supplement

to

the

UBS

Group

Annual

Report

and

the

UBS

Group

Sustainability

Report

in

line

with

the
publication timeline for the

semi-annual Pillar 3

disclosures in the

third quarter of 2024.

The current inventory of
quantitative sustainability

and climate

risk metrics,

including exposure

to carbon-related

assets, climate-sensitive
sectors and nature-related risks for UBS

AG, is disclosed in this report.
Additional information

pertaining to

the content

of this

report is

provided

in a

supplementary

document. All

climate-
and nature-related information contained

in this report and in the supplementary

document is also made available
through

a

separate

UBS

Group

Climate

and

Nature

Report

2023.

The

latter

report

follows

the

structure
recommended

by

the

Task

Force

on

Climate-related

Financial

Disclosures

(the

TCFD)
1

and

also

leverages

the
framework of the Taskforce on Nature-related

Financial Disclosures.
›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to this report, available at ubs.com/sustainability-reporting
,

for information on the implementation of the environmental risk regulations in Singapore and the Hong Kong SAR by both UBS AG and Credit Suisse AG and disclosures in connection with the legal entity reporting requirements of the ESG Sourcebook in the Business Standards section of the UK Financial Conduct Authority Handbook, and for information pertaining to UBS Group AG’s approach to the “Swiss Ordinance on Due Diligence and Transparency

in relation to Minerals and Metals from Conflict-Affected
Areas and Child Labor”
Our

Sustainability

Accounting

Standards

Board

(SASB)

index

and

our

Principles

for

Responsible

Banking

(PRB)
reporting and self-assessment are available at
ubs.com/sustainability-reporting
.
›
Refer to “Key terms and definitions”

in the appendices to this report for terms and abbreviations used in this report
Credit Suisse integration – explanations and

related assumptions
On 12

June 2023, UBS

Group AG

acquired Credit

Suisse Group AG,

succeeding by operation

of Swiss law

to all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of

the former
direct

and

indirect

subsidiaries of

Credit

Suisse Group

AG.

UBS

Group

AG

is

a

holding

company and

conducts
substantially all

of

its

operations

through

UBS

AG

and

Credit

Suisse

AG,

and

subsidiaries thereof.

UBS

aims

to
substantially complete the integration of Credit

Suisse into UBS by the

end of 2026. As part

of the integration of
Credit

Suisse,

UBS

plans

to

simplify

the

legal

structure,

including the

merger

of

UBS

AG

and

Credit

Suisse

AG
planned for 2024.
1

In June 2023, the International Sustainability Standards Board (the ISSB) finalized its first set of requirements for corporate disclosures regarding sustainability matters: IFRS S1 and IFRS S2. The standards incorporate

the recommendations of the Task Force on Climate-related Financial Disclosures (the TCFD).

Sustainability Report 2023
| Introduction

In compliance with applicable regulatory requirements, information on Credit

Suisse AG has been included in

the
UBS Group Sustainability Report 2023.
›
Refer to “Appendix 3 – Entity-specific disclosures

for Credit Suisse AG” in the appendices to this report for more information about Credit Suisse AG disclosures.
The legal structure of the UBS Group

The chart below gives an overview of our principal

legal entities and our legal entity structure.
›
Refer to the “Risk factors” and “Regulatory and legal developments” sections and the “Acquisition and integration of Credit Suisse” section of the UBS Group AG Annual Report 2023 for more information
Assurance
This report has been

reviewed by Ernst &

Young

Ltd (EY). The content has

been prepared in accordance

with the
Global Reporting Initiative (GRI) Standards. We use the GRI as the basis for this report and apply a careful process
weighing up the

materiality and relevance

of the information reported

and the expectations of

our stakeholders.
We

also

apply

our

firm’s

information

policy

and

disclosure

principles.

The

GRI

content

index,

supplementary
information, and EY’s assurance

report can be downloaded from
ubs.com/sustainability-report
. Selected metrics in
this report have

been subject

to reasonable or

limited assurance by

EY. A list of these

metrics and level

of assurance
can be found in the assurance report.

›
Refer to “Appendix 4 – Other supplemental information” in the appendices to this report for the assurance report
›
Refer to the Supplement to this report available at ubs.com/sustainability-reporting ,

for more information on the
metrics definitions, approaches and scope (Basis of Reporting)
Explanation of dependencies
Certain activities

of UBS

that pertain

to the

implementation of

its sustainability

and impact

strategy are

directly
impacted

by

factors

that

UBS

cannot

influence

directly

or

can

only

influence

in

part.

These

include

pertinent
governmental actions (e.g., when it comes to

the achievement of the Paris Agreement

and thus the achievement
of our

firm’s net-zero

ambitions); the

quality and

availability of

(standardized) data

(e.g., in

such areas as

emissions);
the development

and enhancement

of required

methodologies and

methodological tools

(e.g., on

climate- and
nature-related risks); the ongoing evolution

of relevant definitions (e.g., sustainable

finance); and the furthering of
transparency (e.g., pertaining to

company disclosures of

data). Areas

where these dependencies

are of particular
relevance (including in particular

regarding the examples noted

above) are explained

in the relevant sections

of this
report.
28 March 2024
UBS Group AG
Contacts
Our Sustainability

Chief Financial

Officer (the

sCFO) and

our Corporate

Responsibility (CR)

teams manage

UBS’s
sustainability disclosures. Information to stakeholders about the content of this report is provided by the CR team,
part of the UBS Group Chief Sustainability

Office (CSO).
cr@ubs.com

Sustainability Report 2023
| Introduction

Terms used in this report, unless the context requires otherwise

Description
”UBS,” ”UBS Group,” “UBS Group AG consolidated,” “Group,”

“the
Group”, “we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS Group excluding the Credit Suisse AG sub-group”
All UBS Group entities, excluding the Credit Suisse

AG sub-group

"UBS Group excluding Credit Suisse”
All UBS Group entities, excluding Credit Suisse AG

and its consolidated
subsidiaries, Credit Suisse Services AG, and other

small former Credit Suisse
Group entities now directly held by UBS Group AG
“UBS AG” and “UBS AG consolidated“,

“UBS AG sub-group“
UBS AG and its consolidated subsidiaries

“Pre-acquisition UBS” UBS before the acquisition of the Credit Suisse Group
“Credit Suisse AG”, “Credit Suisse AG consolidated” and

“Credit
Suisse AG sub-group”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit Suisse Group AG consolidated”
Credit Suisse Group AG and its consolidated subsidiaries,

before the
acquisition by UBS

“Credit Suisse”
Credit Suisse AG, its consolidated subsidiaries, Credit

Suisse Services AG, and
other small former Credit Suisse Group entities now directly held by UBS
Group AG
“UBS Group AG” and “UBS Group AG standalone” UBS Group AG on a standalone basis
“Credit Suisse Group AG” and “Credit Suisse Group AG standalone” Credit Suisse Group AG on a standalone basis
“UBS AG standalone” UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG”

UBS Switzerland AG on a standalone basis

“UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries

“UBS Americas Holding LCC”

UBS Americas Holding LLC and its consolidated

subsidiaries

“Pre-acquisition Global Wealth Management”
The UBS Global Wealth Management business division

before the acquisition
of the Credit Suisse Group (data, if any, from before the date of the acquisition of the Credit Suisse Group)

“UBS AG Global Wealth Management”
The Global Wealth Management business division

of UBS AG and its
consolidated subsidiaries
“Wealth Management (Credit Suisse)”
The Wealth Management business division of Credit

Suisse AG and its
consolidated subsidiaries
“Pre-acquisition Personal & Corporate Banking”
The Personal & Corporate Banking business

division before the acquisition of
the Credit Suisse Group (data, if any, from before the date of the acquisition of the Credit Suisse Group)

“UBS AG Personal & Corporate Banking”
The Personal & Corporate Banking business

division of UBS AG and its
consolidated subsidiaries
“Swiss Bank (Credit Suisse)”
The Swiss Bank business division of Credit Suisse

AG and its consolidated
subsidiaries
“Pre-acquisition Asset Management”
The Asset Management business division before the

acquisition of the Credit
Suisse Group (data, if any, from before the date of the acquisition of the
Credit Suisse Group)

“UBS AG Asset Management”
The Asset Management business division of UBS

AG and its consolidated
subsidiaries

“Asset Management (Credit Suisse)”
The Asset Management business division of Credit

Suisse and its consolidated
subsidiaries
“Pre-acquisition Investment Bank”
The Investment Bank business division before the

acquisition of the Credit
Suisse Group (data, if any, from before the date of the acquisition of the
Credit Suisse Group)
UBS AG Investment Bank
The Investment Banking business division of

UBS AG and its consolidated
subsidiaries

Investment Bank (Credit Suisse)
The Investment Bank business division of Credit

Suisse AG and its
consolidated subsidiaries

“Non-core and Legacy” The Non-core and Legacy Portfolio

Sustainability Report 2023
| Introduction

Banking on sustainability
Our commitment
We want to be the financial provider of choice for clients

who wish to mobilize capital toward the achievement of
the

17

United

Nations

Sustainable

Development

Goals

(the

SDGs)

and

the

orderly

transition

to

a

low-carbon
economy. We are supporting

our clients in the transition

to a low-carbon economy,

leading by example in our

own
operations, and sharing our lessons learned along the way with the rest of the world. By 2050, our ambition is to
achieve net-zero greenhouse gas (GHG) emissions

across our scope 1 and 2, and specified

scope 3 activities.

Continued ambition to be a global leader

in sustainability
The

acquisition

of

the

Credit

Suisse

Group

enlarged

our

exposure

to

sustainability

matters,

as

reflected

in

the
increased qualitative and quantitative content we are disclosing in this Sustainability Report. Since the acquisition, we have been working to

progressively align governance, policies, methodologies and frameworks. We expect to complete this work during 2024.

Our ongoing alignment includes making UBS

sustainable product standards the
benchmark, with Credit Suisse’s sustainable financing and investment products undergoing a detailed assessment to ensure compliance with our standards, frameworks and expectations.

Our revised sustainability and climate risk
policy

framework

and

associated processes

reflect

the

full

suite

of

activities

of

the

combined

organization and
ensure a consistent approach.
Our priorities
Planet
Making climate a clear priority as we shift
toward a low-carbon economy
People

Addressing societal challenges through client
and corporate philanthropy, as well as
employee engagement.
Partnerships
Working with other thought leaders to achieve
impact on a truly global scale.
Our achievements in 2023
Serving clients’ sustainable finance

needs
–
USD 292.3 billion of sustainability focus and

impact investments (UBS
AG) (10% increase)
–
USD 11.2 billion clients' impact investing

assets (UBS AG Global Wealth
Management)
–
1,611 ESG resolutions voted upon (UBS AG Asset

Management)
–
46.5% sustainable investments share of assets

under custody reached
(UBS AG Personal & Corporate Banking)
–
102 green, social, sustainability or sustainability-linked

bond deals
facilitated
1
Among the leaders in key sustainability

ratings
–
Dow Jones Sustainability Index member (S&P

Global)
–
A– rating and included in Leadership band

(CDP)
– AA rating (MSCI ESG)
– Medium risk rating (Sustainalytics)
Addressing societal challenges
–
USD 328 million in donations raised by the

UBS Optimus network of
foundations
–
7 million beneficiaries reached across our social impact

activities (UBS
AG)
Transitioning to a low-carbon economy
– Made progress toward our ambition of achieving net-zero GHG emissions by 2050 across our scope 1 and 2, and

specified scope 3
activities and undertook an extensive review of the

decarbonization
targets of the UBS Group, as part of the integration

of Credit Suisse
–
Established decarbonization targets to address the

emissions of our in-
scope lending activities for specified sectors

and made progress toward
them
–
Analyzed the facilitated emissions from capital

markets activities for
select carbon-intensive sectors
– Decreased carbon-related assets proportion of total customer lending exposure to 7.2% in 2023 from 7.5% in 2022 (UBS

Group excluding
Credit Suisse)
–
Share of climate-sensitive sectors at 12.1% (transition

risk) and 9.7%
(physical risk) of our total customer lending exposure

(UBS Group
excluding Credit Suisse)
–
Exposure to nature-sensitive sectors at 15.1% of our total

customer
lending exposure (UBS Group excluding Credit Suisse)
– 57.3% positive progress against climate corporate engagement objectives
–
157 companies at which we voted upon climate-related

resolutions
–
Reduced net GHG footprint for scope 1 and

2 emissions by 21%
–
65% of our GHG key vendors declared their emissions

on CDP and also
set 2050-aligned net-zero goals
Shaping a high-performing organization
– 29.5% of all Director level staff and above are women
–
24.3% of UK / 25.1% of US staff at Director level and

above are held by
employees from ethnic minorities
–
EQUAL-SALARY Foundation certification for equal pay

practices in
Switzerland, the US, the UK, the Hong Kong

SAR and Singapore (UBS
Group excluding Credit Suisse)
1

Investment Bank

figure is

102 of

which UBS

AG figure

is 93

and Credit

Suisse figure

is 16.

The metrics

include transactions

such as,

but not

limited to,
Investment Bank Global Banking bonds issued under the voluntary ICMA Green Bond Principles, Sustainability Bond Principles, and Sustainability-Linked Bond
Principles. The principles

include a recommendation

that the issuer

appoints an external review

provider to undertake

an independent external

review (e.g.,
second-party opinion). This is consistent with market practice.

The metrics also include sustainability-themed bonds

(e.g., Transition). Transactions are counted
only once, there is no double counting

(e.g., if and where UBS AG and

Credit Suisse were involved in the

same transaction). UBS has performed

an assessment
for Credit Suisse green,

social, sustainability and sustainability-linked bonds reported in this report and

deemed them to be

aligned to UBS sustainable bond
guidelines.

Sustainability Report 2023
| Introduction

Our integration journey – at a glance
Following the

acquisition of

Credit Suisse

Group AG

by UBS

Group AG

on 12 June

2023, we

implemented integration
measures across our sustainability and culture

activities. We have set out key

measures in the table below.

Strategy
Sustainability and impact strategy applies

Group-wide
–
The sustainability and impact strategy of Pre-acquisition

UBS applies to UBS Group, including Credit Suisse.

While certain
sustainability-related policies, processes and activities continued

at Credit Suisse AG,

they are applied within the overarching strategy
of UBS Group.
Governance
Senior level governance spans the

entire Group
–
The responsibility for sustainability of UBS Group AG’s

Board of Directors (the BoD) spans the entire Group, including

Credit Suisse
AG. The five committees that support the BoD

each have specific ESG (environmental, social, governance)-related responsibilities, with
the Corporate Culture and Responsibility Committee

(the CCRC) having primary responsibility for overseeing

our Group-wide
sustainability and impact strategy.
–
The Group CEO has delegated responsibility for setting

the sustainability and impact strategy

and developing Group-wide
sustainability and impact objectives, in agreement with

fellow GEB members, to the Group Executive

Board (GEB) Lead for
Sustainability and Impact. The GEB Lead for

Sustainability and Impact manages the UBS

Group Sustainability and Impact (GSI)
organization and, together with the Chief

Sustainability Officer (the CSO), co-chairs the Group-wide

Sustainability and Climate Task
Force (the SCTF).

–
In 2023, alignment with the Group’s strategies, objectives

and guidelines was ensured by UBS personnel being

represented on the
governance bodies of Credit Suisse. The overarching

governance of sustainability at Credit Suisse

AG was integrated into UBS Group
and certain CS governance bodies were retired. In 2024,

we aim to complete the integration of Credit Suisse

sustainability governance
bodies into the UBS Group sustainability governance.
Environment
Group-wide ambition to achieve net-zero greenhouse

gas emissions across our scope 1 and 2, and

specified scope 3
activities, by 2050
Financing:

–
In 2023, we revised our decarbonization targets to

reflect the combined lending portfolios and resulting

exposures to carbon-intensive
sectors.

–
In 2023, we calculated the emissions metrics

shown for 31 December 2021 and 31 December

2022 on the basis of the joint loan
books of UBS AG and Credit Suisse AG on those

dates, on a pro forma basis.
Investing:
–
In 2023, we undertook an extensive review of our

approaches to setting decarbonization targets, to

reflect the activities of the
combined organization and evolving standards

and methodologies.

–
In 2023, UBS AG Asset Management made

progress toward delivering its 2030 target of aiming to align

20% of UBS AG Asset
Management’s total assets under management

(AuM) with net zero, using science-based portfolio

alignment approaches. This Pre-
acquisition UBS aspiration will be reassessed in 2024.

Own operations:
–
For 2023, we disclosed the environmental footprint

of the joint operations of UBS Group, including

Credit Suisse,

unless otherwise
stated.

–
We integrated the greenhouse gas (GHG) emissions calculations for the combined firm, with a new joint

base year set to
2019.

–
We integrated Credit Suisse energy consumption in UBS’s

15% reduction target by 2025.
–
For UBS Group excluding Credit Suisse, we continued

to apply an internal carbon price of

USD 400 per metric ton for scope
1 and 2 emissions in our capital investment business

cases in order to incentivize carbon reductions.
Supply chain:
–
In 2023, we revised and updated the list of

GHG key vendors (defined by us as those vendors

that collectively account for more than
50% of our estimated vendor GHG emissions)

from 83 to 95 to include Credit Suisse vendors.
–
In 2024 and 2025, our requirements to reduce the environmental impact of vendors that provide services from offshore development
centers (ODCs),

as currently applied to UBS ODC vendors, will be

rolled out to Credit Suisse ODC vendors.
Social Building a unified culture
Workforce
–
In 2023, we achieved the implementation

of a combined and fully integrated performance

management approach for all employees,
including Credit Suisse.
–
In 2023, we fully integrated former Credit Suisse

Group employees into our fair pay practices and continued

to monitor and improve
our pay equity position in our leading

countries.
–
For 2023, we are reporting consolidated workforce figures, unless otherwise stated.

–
In 2023, we continued with our DE&I aspirations

(for the combined organization) and retired the Credit

Suisse DE&I aspirations.
Responsible supply chain:
–
In 2023, we established a combined spend

and vendor inventory for UBS AG and Credit Suisse

AG. In 2024, the UBS Responsible
Supply Chain Management framework will be

rolled out to Credit Suisse AG (which, in 2023, continued

to apply its Third-Party Risk
Management due diligence approach.

Sustainability Report 2023
| Introduction

Supporting
opportunities
Leveraging the power of the combined

firm for the benefit of clients
–
In 2023, we made UBS sustainable product standards

the benchmark going forward, with Credit Suisse AG’s

sustainable financing
and investment products undergoing a detailed

assessment to ensure compliance with our standards, frameworks and expectations.
In 2024, we intend to fully incorporate

Credit Suisse data into our sustainable finance

and investing disclosures.

–
For 2023, we reported sustainable investments

(SI) for UBS AG. Credit Suisse AG sustainable investing

products and associated
invested assets continued to be classified under

the Credit Suisse AG Sustainable Investing Framework

(SIF) and reported separately.
All Credit Suisse AG green, social, sustainability and sustainability-linked bonds reported were aligned to UBS guidelines.
–
In 2023, the Investment Bank, operating under

a single consolidated governance at

end-of-year, has combined sustainability
expertise from Credit Suisse AG to strengthen UBS Group’s offering across

Global Markets, Global Banking and Research. New
sustainable finance content, products and other

services taken over from Credit Suisse AG follow UBS Group standards and approval
process. The Credit Suisse Sustainable Activities Framework,

as well as its related external USD 300 billion

sustainable finance
commitment, was retired.
–
In 2023, Credit Suisse (Schweiz) AG continued

to offer its sustainable products to its clients.

The development of new products was
paused, in light of our review and vetting of the

sustainable products of Credit Suisse (Schweiz) AG

against the UBS sustainable
product frameworks.
–
In 2024 and 2025, we will bring selected Credit

Suisse sustainable and impact investing

solutions onto the merged Global Wealth
Management platform. These solutions will

be subject to existing UBS Global Wealth Management

sustainable investing frameworks,
diligence, and instrument selection approaches. During

the migration of solutions, clients, and assets,

we will phase down dual
governance, with the aim of aligning

under the existing UBS Global Wealth Management

sustainable investing governance.

–
In 2024, the UBS AG Asset Management

SI product classification framework will be applied

to the Credit Suisse AG Asset
Management products when onboarded to the UBS shelf.

A joint governance forum is in place to

support the alignment of policies,
methodologies and frameworks.
Managing
risks
Combined sustainability and climate risk

appetite
–
In 2023, we revised our sustainability and climate

risk policy framework and associated processes

across UBS Group to reflect the full
suite of activities of the combined business

and ensure a consistent approach. We enhanced these by

adding Credit Suisse standards
relevant to the combined bank, for shipping, project finance,

and mining.
–
In 2023, Credit Suisse AG’s sector-specific client

energy transition framework (CETF) underpinned

its climate risk management, until
its decommissioning at end of year. A Group-wide approach is being developed by the combined firm to assess clients’

energy
transition readiness.
–
For 2023, we disclosed climate risk metrics for

UBS AG, with Credit Suisse AG climate risk

metrics to be published in 2024 when
aligned data is fully available.

In 2024, we will also progressively align Credit Suisse AG’s approach to the assessment of climate risk
materiality and its risk reporting cycles and metrics

with those of UBS AG, in parallel with the integration

of underlying processes and
controls.

Sustainability Report 2023
| Introduction

Our business model

UBS – who we are
UBS

is

a

leading

and

truly

global

wealth

manager,

enhanced

by

synergetic

investment

banking

and

asset
management capabilities, and the

leading bank in Switzerland. We

enable people, institutions and

corporations to
achieve

their

goals

by

providing

financial

advice

and

solutions.

We

have

a

unique

capital-generative and

well-
diversified business

model with

a

strong competitive

position in

our target

markets and

an attractive

long-term
outlook on return on capital. Our business model, our strong culture, our respected brand with over 160 years

of
history and our capital prudence have made

it possible to both grow profits and deliver

high return on equity.
We are focused on driving sustainable

long-term growth while maintaining

risk and cost discipline
Our

objective

is

to

generate

value

for

our

shareholders

and

clients

by

driving

sustainable

long-term

structural
growth, as well

as capital

returns. To accomplish

this, we are

building on

our scale, content

and solutions, while
remaining disciplined on

capital, risk and costs.

Maintaining a balance sheet

for all seasons remains

the foundation
of our success. This will

give us the capacity to

invest strategically and will

enable us to deliver against

our financial
targets and commercial ambitions, which are outlined in the “Targets, capital guidance and ambitions” section of the UBS Group Annual Report.
We benefit

from an

attractive business

mix, with

more than

one-third of

our risk-weighted

assets (RWA)

in our
global

asset-gathering

Global

Wealth

Management

and

Asset

Management

business

divisions,

which

are
structurally attractive from the risk, growth and capital

consumption perspectives and generate more than half of
our revenues. Roughly another

third of our RWA are

in Personal & Corporate

Banking in Switzerland, an

attractive,
stable

and

well-diversified

economy

with

low

historic

credit

losses.

Furthermore,

we

operate

a

capital-efficient
Investment

Bank

business

division,

which

is

limited

to

less

than

25%

of

Group

RWA

(excluding

Non-core

and
Legacy).
Moreover, we are aiming to maximize

our impact and that of our

clients to create long-term sustainable

value. We
also

have

a

responsibility

toward

the

communities

we

serve

and

our

employees.

We

have

outlined

selected
environmental, social

and governance

(ESG) aspirations,

which should

support our

financial and

commercial targets.
The acquisition of the Credit Suisse Group

is accelerating our strategy
The

acquisition

of

the

Credit

Suisse

Group

enhances

our

client

franchises

by

increasing

scale

while

adding
complementary

capabilities

and

gaining

talent.

Our

strategic

focus

remains

on

building

out

our

leading

global
investment platform. The acquisition

of the Credit Suisse Group

enables us to combine and

optimize our resources
and

to

target

investments

that

enable

us

to

provide

superior

levels

of

client

service.

Our

geographical

growth
segments will remain the Americas and Asia

Pacific, with Switzerland remaining our home

market. The acquisition
of the Credit Suisse Group will further shift our

business mix toward wealth management,

asset management and
our Swiss

business. The

acquisition also

strengthens our

investment banking

capabilities, without

compromising
our model, as the Investment Bank will consume

a limited share of the Group’s RWA.
We have a global, diversified business model
Our invested assets of more

than USD 5trn are regionally

diversified across the globe.

We give our clients access

to
a broader,

more relevant

and customizable

range of

solutions, which,

together with

our thought

leadership and
capabilities,

position

us

well

to

become

their

partner of

choice.

Our

strategic

ambitions

are

a

reflection

of

the
outlook

on

long-term

demographic

and

social

trends

affecting

wealth

distribution,

product

demand

and

client
experience.
Regionally, more than

half of

our wealth

management clients’ invested

assets are

in the

US, which

is the

largest
wealth pool

globally, with

solid wealth

generation. Here

we are

a top player,

and we

are focused

on improving

scale
and

profitability

by

deepening

our

relationships

with

core

clients

and

by

building

out

our

digital-supported
capabilities and banking platform.
In Asia Pacific, which is the fastest-growing

wealth market, we are by far the

largest wealth manager
1
, and we are
building on that scale

to drive growth.

We are further developing

our businesses in

China and working

to offer our
capabilities in a more cohesive way to our

clients in Southeast Asia.
1

Asian Private Banker,

23 January 2024.

Sustainability Report 2023
| Introduction

In EMEA,

we are

focused on

improving profitability

and driving

focused growth

by optimizing

our domestic

footprint
and providing holistic coverage for entrepreneurs.
Finally, in Switzerland, we have a highly integrated business and aim to reinforce our position as the leading bank.
We

are

driving

our

digital

transformation,

improving

the

client

experience

and

focusing

on

capturing

selected
growth opportunities.
Our growth plans are underpinned by

cross-divisional collaboration
We want to serve our clients

as one firm. The collaboration between

our business divisions is critical to the

success
of our strategy and is

a source of competitive advantage. This

collaboration also provides further revenue growth
potential and enables us to better meet client needs

in our core wealth and global family and institutional wealth
(GFIW) segments

alike. Our

Asset Management

business division

provides clients

with a

broad offering

and exclusive
access to

premium personalized

services, while

our investment

banking capabilities

support our

growth plans

across
the

client

franchise

with

unique

insights,

execution,

and

risk

management.

Close

collaboration

between

our
businesses adds value

for clients, including

access to private

markets, alternatives and

ESG products, and

we are
continuously striving to enhance our holistic

client offering.
Clients are at the center of everything

we do
Helping clients to achieve their financial and personal goals is the essence of what we do. We aim to differentiate our service by

delivering a client

experience that is

personalized, relevant,

on-time and seamless.

This is our

promise
to clients.
With evolving

client needs,

we are

adapting by

making our

wealth coverage

more needs-based,

digital and

effective.
In wealth management, our focus remains on our core wealth and GFIW clients, while expanding our coverage of entrepreneurs,

women

and

the

next

generation

of

wealthy

individuals.

We

are

launching

and

scaling

digitally
customizable

services,

enhancing

personally

advised

wealth

with

digital

support,

and

expanding

our

custom
offerings for GFIW to cater for the different

needs of our clients.
We are investing in our technology as an

enabler for client experience, simplicity

and efficiency

The trusted and personal

relationship with our clients

across our businesses is

evolving. Today, our clients

expect us
to provide

our services

more

seamlessly across

the firm

in a

personalized,

relevant and

timely fashion,

with increasing
demand for services that are

digital first and available anytime and anywhere.

This presents an opportunity for us
to fully embrace technology, through which

we aim to differentiate the firm.
We

continue

to

invest

in

technology,

such

as

Artificial

Intelligence,

with

the

goals

of

improving

efficiency

and
effectiveness, driving and enhancing growth and

better serving our clients. We believe the continued

optimization
of our processes, our platforms, our organization

and our capital resources will help us to

achieve this.

Sustainability Report 2023
| Introduction

Sustainability drives our ambitions

We partner with

our clients

to help them

mobilize their

capital toward

a more sustainable

world. Our aim

is to meet
clients’ demands for credible sustainable offerings. We want to be the financial provider

of choice for clients that
wish to

mobilize capital

toward the

achievement of

the United

Nations Sustainable

Development Goals

and the
orderly transition to a

low-carbon economy, including in Switzerland, where, as

the leading bank, we are

helping
to finance this transition.
Our ESG policies and guidelines support

the implementation of our sustainability

and culture agenda
Our

Code

of

Conduct

and

Ethics

(the

Code)

sets

out

the

principles

and

commitments

that

define

our

ethical
standards and

the

way

we

do

business.

It

outlines

UBS’s

aspiration

to

create

a

fairer,

more

prosperous

society,
champion a healthier

environment and address inequalities.

It also contains

our commitment to

fulfil compliance
obligations. We are committed to

obeying the laws, rules and

regulations of the areas where

we live, work and do
business. The

Code covers our

dealings with clients,

counterparties, shareholders,

regulators, business

partners and
colleagues.

It

is

the

basis

for

our

policies,

guidelines

and

procedures,

including

on

environmental,

social

and
governance (ESG) matters.

›
Refer to the “Key policies and principles ” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting

for the summary of our related key policies and principles
Key regulatory and market developments

impact our approach to sustainability
During 2023, the

regulatory and policy agenda

on sustainability and climate

continued to evolve,

as regulators and
supervisors

increasingly

required

ESG

considerations to

be

embedded

across

own

operations

and

value

chains.
Expanding reporting and disclosure requirements and risk management expectations,

a growing focus on broader
sustainability

issues

including

nature,

and

social

impact

are

all

contributing

to

increased

pressure

on

firms.
Meanwhile, a

regulatory

focus on

the

prevention of

greenwashing is

fueling initiatives

on

taxonomies, product
labels, ESG data and ratings, and corporate sustainability

due diligence.

A number of important developments

relating to corporate sustainability disclosure

and reporting standards took
place during 2023, including the swift adoption by companies globally of the recommendations of the Task

Force
on Climate-related Financial Disclosures (the TCFD)

in their annual reporting. Elsewhere, we saw finalization

of the
Corporate Sustainability Reporting Directive

(the CSRD) in

the European Union,

and issuance of

the International
Sustainability Standards Board’s (the ISSB) inaugural standards. These efforts are expected to contribute to greater
harmonization of

sustainability reporting

standards globally,

thereby helping

to mitigate

greenwashing concerns
and improve the quality of sustainability data.

Alongside a

continued focus

on climate

matters in

corporate disclosures

and regulatory

frameworks, there

is an
increasing recognition of the degree to which the world’s biodiversity and natural capital are being damaged. This
is

a

growing

concern,

as

many

business

sectors

rely

on

natural

resources

to

operate

effectively

and

efficiently;
eroding those

resources could

have profound

implications, both for

the global

economy and wider

society.

New
frameworks have been rolled out to enhance transparency in this area, notably by the Taskforce on Nature-related
Financial Disclosures

(the TNFD)

in September

2023. The

publication of

the TNFD

guidelines and

their adoption

may
well lead

regulators to ask

businesses to take

into consideration more

effectively the impact

of their activities

on
nature. We expect that, over

time, this will also drive further

client interest in natural capital and

biodiversity topics
and corresponding products and solutions.

Finally,

after

two

years

of

formulating

and

refining

net-zero

commitments,

2023

saw

a

strong

focus

on
implementation.

With ongoing progress in methodologies, data and transition

finance frameworks, the emphasis
of industry discussions is shifting toward the quality

and ambition level of net-zero targets. For

many of our clients
meanwhile, developing the right transition strategies,

given the fast pace

of technological innovation, along with
high inflation and input costs, is a key consideration.

Voluntary carbon markets will likely play an

important part in
the world’s

transition to

low-carbon economies,

but they

continued to

suffer from

relatively depressed

prices in
2023. Nonetheless,

market and policy

standards aiming

to safeguard against

known market

weaknesses continued
to evolve.
›
Refer to ubs.com/code

for the full UBS Code of Conduct and Ethics
›
Refer to “Our strategy, business model and environment” in the UBS Group

Annual Report 2023

Sustainability Report 2023
| Strategy

Strategy
Our sustainability and impact strategy
What sustainability means to us
We all have a role to play in securing a more sustainable world,

and the financial industry is no exception.

At UBS,
we reimagine

the power of

people and capital

to create a

better world for

everyone,

striving toward a

fairer society,
a more

prosperous economy and

a healthier

environment. That is

why we

partner with

our clients

to help

them
mobilize their capital toward a more sustainable world and it is why we have made sustainability a significant part of our culture.

Group-wide application of sustainability

and impact strategy
The sustainability and

impact strategy of Pre-acquisition

UBS now applies to

UBS Group. Credit Suisse

AG does not
maintain a separate sustainability strategy, but its activities are integrated within the strategy of UBS Group. While
certain sustainability-related

policies, processes

and activities continued

at Credit Suisse

AG, they are

applied within
the overarching

strategy of

UBS Group

which is

focused on

three key

priorities to

achieve it:

Planet, People

and
Partnerships.
›
Refer to “UBS Sustainability objectives and achievements 2023 and objectives 2024 ” section in the Supplement to the UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting for more information
about our sustainability and impact key mid- and long-term aspirations.
Supporting our clients’ low-carbon transition
Helping our clients to navigate the orderly transition to a low-carbon economy and build climate-resilient business models is

a key

objective of

our approach

to climate,

as is

the mobilization

of private

and institutional

capital toward
this transition. Aligning our in-scope lending and investment portfolios to the objectives of the Paris Agreement is an important part of this approach and so

are the products and services we offer.
Planet first

We acknowledge that achieving the orderly transition to a

low-carbon economy is highly ambitious. Nonetheless,
we are committed to doing

our part, which is why the shift

to a lower-carbon future is a

priority for UBS and a key
focus of our sustainability strategy.

In

order

to

protect

our

clients’

assets

and

those

of

our

firm

from

the

impacts

of

climate

change

and

loss

of
biodiversity,

we are

focused on

managing the

risks related

to climate

and natural

capital.

However, at

the same
time, we recognize that the low-carbon transition

also presents consequential opportunities.

›
Refer to the “Environment” section of this report for more information about our approach to climate
›
Refer to the UBS Group Climate and Nature Report 2023, available at ubs.com/sustainability-reporting which brings
together all climate- and nature-related information in this report

People matter
As a large, diverse and inclusive organization with a global presence, we want to use our influence to help people
advance. We do

this through our

interactions with each

other, the communities

in which we

operate and our

other
stakeholders. We also

believe this approach

can support the

creation of a

diverse, equitable and

inclusive society
and help build a virtuous cycle of viable, long-term

economic and social development.
›
Refer to the “Social” section of this report for more information about UBS’s employees and its philanthropic activities
Partnerships bring it together
The sustainability-related challenges our world faces

cannot be solved by

one organization alone. That is

why we
partner with other thought leaders and standard setters to unite around common goals that can drive change on
a global scale.

›
Refer to the Supplement to this report available at ubs.com/sustainability-reporting for more about our
partnerships and our stakeholder engagement

Sustainability Report 2023
| Strategy

Our aspirations and progress
We work with a long-term

focus on providing appropriate

returns to our stakeholders

in a responsible manner.

We
are committed to

providing transparent aspirations or

targets and reporting

on the progress

made against them.
Following

the

acquisition

of

the

Credit

Suisse

Group,

our

exposure

increased

accordingly,

so

we

reviewed

our
aspirations. Amendments that arose from

this review process were

considered by the Group

Executive Board and
the UBS Group Board of Directors' Corporate Culture and Responsibility Committee. This table reflects the overall outcomes of this process with more detailed

information provided throughout this

report.
Our priorities Our aspirations or targets Our progress in 2023
Planet, people,
partnerships
Sustainable investments.
1
Increased invested assets in sustainable investments

in UBS AG to
USD 292.3 billion (compared with USD 266 billion in 2022).
Planet
Following the acquisition of the Credit Suisse Group,

we
refined the UBS Group lending sector decarbonization

targets
to reflect the activities of the combined organization

and
evolving standards and methodologies:
2
Reduce emissions intensity associated with

UBS in-scope
lending by 2030 from 2021 levels for:
–
Swiss residential real estate by 45%;
–
Swiss commercial real estate by 48%;
–
power generation by 60%;
–
iron and steel by 27%; and
–
cement by 24%.
Reduce absolute financed emissions associated

with UBS in-
scope lending by 2030 from 2021 levels for:
–
fossil fuels by 70%.
Continue disclosing in-scope ship finance portfolios
according to the Poseidon Principles decarbonization
trajectories with the aim of aligning therewith.
3
Calculated progress against pathways for revised targets.
4
Changes

in emissions intensity associated with

UBS in-scope lending
(end of 2022 vs. 2021 baseline):
–
Swiss residential real estate reduced by 6%;
–
Swiss commercial real estate increased by 2%;
–
power generation reduced by 13%;
–
iron and steel reduced by 4%; and
–
cement reduced by 1%.
Changes in absolute financed emissions associated

with UBS in-scope
lending (end of 2022 vs. 2021 baseline) for:
–
fossil fuels reduced by 29%.
In-scope ship finance portfolio remains below the

existing International
Maritime Organization (IMO 50) decarbonization

trajectory.
Aim, by 2030, to align 20% of UBS AG Asset

Management’s
total assets under management (AuM) with

net zero. This
Pre-acquisition UBS aspiration will be reassessed in 2024.
5
Aligned 2.9% of UBS AG Asset Management’s

total AuM with net zero.
Minimize our scope 1 and 2 emissions through

energy
efficiencies and switching to more sustainable energy
sources. After which, procuring credible carbon removal
credits to neutralize any residual emissions down to zero by
2025.
6
Reduced net GHG footprint for scope 1 and 2

emissions by 21% and
energy consumption by 8% (compared with 2022);

continued replacing
fossil fuel heating systems and monitored delivery of

contracted carbon
removal credits; achieved 96% renewable electricity coverage in line
with RE100 despite challenging market conditions.
Offset historical emissions back to the year 2000

by sourcing
carbon offsets (by year-end 2021) and by offsetting credit
delivery and full retirement in registry (by year-end 2025).
The scope is UBS Group excluding Credit Suisse.
Continued to follow up on credit delivery and retirement of

sourced
portfolio.
Engage with our greenhouse gas (GHG) key vendors,

for
100% of them to declare their emissions and set

net zero-
aligned goals by 2026, and reduce their scope 1

and 2
emissions in line with net-zero trajectories by 2035.
7
We invited the vendors that accounted for 67%

of our annual vendor
spend to disclose their environmental performance

through CDP’s
Supply Chain Program, with 70% of the invited vendors

completing
their disclosures in the CDP platform.
65% of GHG key vendors (defined as those

vendors that collectively
account for more than 50% of our estimated vendor

GHG emissions)
have declared their emissions on CDP and set net-zero-aligned goals.
People
(aspirations)
By 2025, 30% of worldwide roles at Director level and

above
held by women.
Increased to 29.5% (2022: 27.8%) of worldwide

roles at Director level
and above held by women.
By 2025, 26% of US roles at Director level and above held
by employees from ethnic minority backgrounds.
Increased to 25.1% (2022: 20.5%) of US roles at Director level

and
above held by employees from ethnic minority backgrounds.

By 2025, 26% of UK roles at Director level and above

held
by employees from ethnic minority backgrounds.
Increased to 24.3% (2022: 23.4%) of UK roles at Director

level and
above held by employees from ethnic minority backgrounds.
By 2025, 4% of UK roles at Director level and above held

by
black employees.
Stable at 2.1% (2022: 2.2%).
By 2025, 25% of Americas financial advisor

/ client advisor
roles held by women (UBS Group excluding Credit Suisse).
Increased to 16.8% (2022: 16.6%).
By 2025, 18.8% of US financial advisor

/ client advisor roles
held by employees from racial / ethnic minority backgrounds
(UBS Group excluding Credit Suisse).
Decreased to 12.2% (2022: 12.4%).
Raise USD 1 billion in donations to our client

philanthropy
foundations and funds and reach 26.5 million beneficiaries
by 2025 (cumulative for 2021–2025).
Achieved a UBS Optimus network of foundations

donation volume of
USD 328 million in 2023,

totaling USD 763.9 million since 2021

(both
figures include UBS matching contributions).
8

Sustainability Report 2023
| Strategy

Our priorities Our aspirations or targets Our progress in 2023
Reached 7 million beneficiaries in 2023

and 18.5 million beneficiaries
across our social impact activities since 2021.
Partnerships
Continue to position UBS as a leading facilitator

of
discussion, debate and idea generation.
Delivered a variety of insights, including through interviews with subject-
matter experts, individual research reports and comprehensive white papers, via the UBS Sustainability and Impact

Institute, including key
publications
The Rise of the Impact Economy and Rethink,

rebuild,
reimagine.
Co-organized, with the Institute of International

Finance, the second
Wolfsberg Forum for Sustainable Finance.
Drive standards, research and development, and product
development.
Co-led financial-sector-specific working group of the

Taskforce on
Nature-related Financial Disclosures (the TNFD) and supported the launch of the TNFD framework.
Co-chaired the UNEP FI Principles for Responsible

Banking Nature
working group that developed initial guidance on

nature target setting
for financial institutions.
1

As part of the integration

of Credit Suisse, UBS has

retired the Pre-acquisition UBS sustainable

investing aspiration of USD

400 billion in SI invested

assets.

2
While we continue to take steps to align our business activities to our targets, it is important to note that progress towards our targets may not be linear and that the realization of our

own targets and aspirations

is dependent on various

factors which are outside of

our direct influence. We will

continue to adjust our
approach in line with

external developments

and evolving best practices

for the financial

sector and climate

science. Refer to the

Supplement to the UBS

Group
Sustainability Report 2023 for parts

of the value chain within

sectors covered by metrics and

targets. Metrics are based on

gross exposure, which includes total
loans and advances

to customers, fair

value loans and

guarantees as well

as irrevocable

loan commitments. Exclusions

from the

scope of

analysis primarily
include financial services, credit card and

other exposure to private individuals.

3

As part of our ship

finance strategy, ships

in scope of Poseidon Principles
(PP) are assessed on criteria which aim at aligning portfolios to the PP decarbonization trajectories. The

PP are a framework for assessing and disclosing, on an
annual basis, the climate alignment

of in-scope ship finance

portfolios to the ambition of

the International Maritime

Organization (the IMO), including

its 2023
Revised GHG Strategy for GHG emissions

from international shipping to decrease

to net zero by or around 2050 (compared with 2008

levels).

4

Refer to the
“Environment” section of this

report for further

information. The inherent one-year

time lag between the

as-of date of

our lending exposure and

the as-of
date of emissions can

be explained by

two factors: corporations

disclose their emissions

in annual reporting only

a few months after

the end of a

financial year;
and specialized third-party data providers take up to nine

months to collect disclosed data and make it

available to data users. Consequently, the baselines for
our decarbonization targets are calculated on

year-end 2021 lending exposure and 2020

emissions data. Our 2022

emissions actuals are based on

year-end
2022 lending exposure and 2021 emissions data. For

asset financing (e.g., real estate, shipping) there is no time lag, and exposure and emissions actuals refer
to the same year.

5

The 20% alignment

goal amounted to

USD 235 billion

at the time of

Pre-acquisition Asset Management’s

commitment in 2021.

By 2030,
the weighted average carbon intensity

of funds is to be 50% below

the carbon intensity of the

respective 2019 benchmark.

6

Scope 2 emissions are market-
based emissions. The remaining scope 1 and 2 emissions may be in excess of the approximately 5–10% residuals required for net zero (per the definition of a
“net-zero target”

by the ESRS E1 Climate Change per

delegated act, adopted on 31 July

2023), which is our ambition

for 2050. In 2024, we will be reviewing
our 2025 scope 1 and 2 target for

achievability for the combined organization

and alignment with latest guidance.

7

In 2024, we may review our targets for
GHG key vendors

for the combined

organization and alignment with

latest guidance. Our GHG

key vendors are

those vendors that

collectively account for
more than

50% of

our estimated

vendor GHG

emissions.

8
Figures provided

for the

UBS Optimus

network of

foundations are

based on

unaudited management
accounts and

information available

as of

January 2024.

Audited financial

statements for

UBS Optimus

network of

foundations entities

are

produced and
available per local market regulatory guideline.
Cautionary note:
We have

developed methodologies that we

use to set

our climate-related targets

and identify climate-related risks

and which underly

the
metrics that are

disclosed in this report.

Standard-setting organizations and regulators continue

to provide new

or revised guidance and

standards, as well

as
new

or

enhanced

regulatory

requirements

for

climate

disclosures.

Our

disclosed

metrics

are

based

upon

data

available

to

us,

including

estimates

and
approximations where actual or specific data is

not available. We intend to update our

disclosures to comply with new guidance

and regulatory requirements as
they

become applicable

to

UBS.

Such

updates may

result

in

revisions

to

our

disclosed metrics,

our

methodologies and

related

disclosures, which

may

be
substantial, as well as changes to the metrics

we disclose.

Sustainability Report 2023
| Governance

Governance
Our sustainability governance

Our sustainability and corporate culture

activities are grounded in our

Principles and Behaviors and

overseen at the
highest level of our organization. These principles

are laid down in our Code of Conduct and

Ethics (the Code).
›
Refer to “Appendix 3 – Entity-specific disclosures for Credit Suisse AG” in the appendices to this report for more details on how Credit Suisse sustainability governance was integrated into UBS Group

Board of Directors and Group Executive

Board
The Board of Directors of UBS Group AG (the BoD) has ultimate responsibility for the
success of the Group and for delivering sustainable shareholder value within a framework
of prudent and effective controls.

The BoD

decides on

the Group’s

strategy and

the necessary

financial and

human resources,

on the

recommendation
of the Group Chief Executive

Officer (the Group CEO),

and also sets the Group’s

values and standards to ensure

its
obligations to shareholders

and other stakeholders

are met. The

BoD oversees the

overall direction, supervision

and
control of the

Group and

its management.

It also supervises

compliance with

applicable laws,

rules and regulations.
The Chairman

of the

BoD, together

with the

Group CEO,

takes responsibility

for UBS’s

reputation and

is closely
involved in, and

responsible for, ensuring

effective communication with

shareholders and stakeholders, including
government officials, regulators and public

organizations.

Five committees support the BoD in fulfilling its duty through the respective responsibilities and authority given to them. All BoD committees have

specific responsibilities pertaining

to ESG matters.

For example, the Compensation
Committee is responsible

for ESG-related compensation

topics, the

Risk Committee supervises

the integration of
ESG

in

risk

management,

the

Governance

and

Nominating

Committee

supports

the

Board

in

establishing best
practices in corporate governance and the Audit Committee

has oversight of the control framework underpinning
ESG metrics.

Sustainability Report 2023
| Governance

The BoD’s Corporate Culture and Responsibility Committee

(the CCRC) is the body primarily
responsible for corporate culture, responsibility,

and sustainability.

The CCRC oversees our Group-wide sustainability and impact strategy and key activities across environmental

and
social

topics.

This

includes

climate,

nature,

and

human

rights.

Annually,

it

considers

and

approves

our

firm’s
sustainability (including

climate) and

impact objectives.

As

part of

this process,

it

also

considers the

impact and
financial materiality of climate-related risks and

opportunities on UBS’s business and

strategy.

The

CCRC’s

function

is

forward-looking

in

that

it

monitors

and

reviews

societal

trends

and

transformational
developments

and

assesses

their

potential

relevance

for

the

Group.

In

undertaking

this

assessment,

it

reviews
stakeholder concerns and expectations pertaining to

the societal performance of UBS

and to the development of
its corporate

culture. UBS

has various

mechanisms (including

complaint and

feedback procedures)

in place

to ensure
that such concerns and expectations are received,

managed and, where necessary, brought to the

attention of the
Group

Executive Board

(the GEB)

and

the BoD.

The

CCRC

is

also responsible

for conducting

the annual

review
process for the Code and for proposing amendments to the BoD. This process includes a prior review of the Code by the GEB and is led by the Group CEO.

›
Refer to ubs.com/code for the full UBS Code of Conduct and Ethics
The GEB develops the Group strategy and is responsible for managing our assets and
liabilities in line with that strategy and our regulatory commitments

,

and in the interests of
our stakeholders.

As determined by

the BoD’s Risk

Committee, the GEB manages

the risk profile

of the Group

as a whole

and has
overall

responsibility

for

establishing

and

implementing

risk

management

and

control.

The

Group

CEO

has
delegated responsibility for

setting the sustainability and

impact strategy and developing

Group-wide sustainability
and

impact objectives,

in

agreement with

fellow GEB

members, to

the GEB

Lead

for Sustainability

and Impact.
Progress against the strategy and associated

targets are reviewed at least once a year

by the GEB and the CCRC.

The GEB

Lead for Sustainability

and Impact also

manages the Group

Sustainability and Impact

(GSI) organization
and, together

with the

Chief Sustainability

Officer (the

CSO), co-chairs

the Sustainability

and Climate

Task Force
(the SCTF). Both the GEB Lead for Sustainability

and Impact and the CSO attend the CCRC meetings.
›
Refer to the “Supplement to Governance“ section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting , for an explanation and depiction of the sustainability governance at
UBS Group AG, including the main bodies involved in this governance
Integration of Credit Suisse
The BoD

is responsible

for sustainability

across the

Group, including

Credit Suisse.

Until its

acquisition by

UBS Group
in June 2023, Credit Suisse

Group AG had an

established sustainability governance system. It was exercised at its
Board of

Directors, Executive

Board, and

senior management

levels, thus

integrating

sustainability

into line

processes
and structures,

as well

as through

boards and

committees specifically

focused on

sustainability topics.

With the
integration of Credit Suisse

into UBS Group in 2023,

this governance was adapted

for Credit Suisse and

integrated
into UBS Group, which included the successive

retirement of certain CS governance bodies.
In 2023, alignment

with the Group’s

strategies, objectives

and guidelines has

been ensured through

representation
of UBS personnel in the

governance bodies of Credit

Suisse. The governance of

sustainability at Credit

Suisse AG is
exercised through its established governance bodies, thus integrating sustainability into operational processes

and
structures, as

well as

through those

boards and

committees specifically

focused on

sustainability topics.

Certain
Credit Suisse

sustainability governance bodies

have already

been retired

in 2023

and it

is our

aim to

achieve full
integration

of

the

relevant

bodies,

together

with

their

associated

procedures

and

policies,

into

the

overall

UBS
Group sustainability governance during 2024.

›
Refer to “Appendix 3 – Entity-specific disclosures

for Credit Suisse AG” in the appendices to this report for an explanation and depiction of the sustainability governance (including the main bodies involved) at Credit Suisse AG

Sustainability Report 2023
| Governance

Group Sustainability and Impact

GSI (Group

Sustainability and

Impact) comprises

the Chief

Sustainability Office

and the

Social Impact

Office, headed
by the CSO and the Head of Social Impact

respectively.

The

CSO

is

responsible

for

driving

implementation

of

the

following:

the

Group-wide

sustainability

and

impact
strategy,

the approach to climate across all in-scope activities, and the ESG data strategy. In addition, the CSO has responsibility for supporting

the business divisions and Group

Functions in the design of

sustainability frameworks,
the

implementation of

sustainability regulations

and the

development of

education and

awareness programs

in
relation

to

sustainability.

Furthermore,

the

CSO

also

manages

external

relationships, industry

advocacy

and

the
annual sustainability disclosure.
The

Head

of

Social

Impact

is

responsible

for

driving

and

implementing

the

Social

Impact

strategy,

including
Community Impact, Philanthropy Services and UBS Global Visionaries. Reporting

to the Head of Social Impact, the
regional

Heads

of

Social

Impact

and

Philanthropy

are

responsible

for

extending

the

reach

and

maximizing

the
effectiveness of our

social impact activities

locally, nationally and

globally. In addition, they

have responsibility for
all our programs’ operations and risk management,

client engagement, and employee volunteering.
Progress made in

implementing Group-wide

sustainability and

impact objectives is

reported as part

of UBS’s annual
sustainability

disclosure. This

reporting is

reviewed

and

assured

externally according

to

the

requirements of

the
Sustainability

Reporting

Standards

of

the

Global

Reporting

Initiative

(the

GRI

Standards).

UBS

Group

excluding
Credit Suisse is

also certified under

the ISO 14001

standard for its

products, services and

activities in all

business
divisions

and

locations.

To

this

degree,

UBS

seeks

to

continuously

improve

environmental

and

sustainability
performance,

as

well

as

pollution

prevention,

where

possible,

across

UBS.

The

GSI

governance

and

framework
document complements

the Code,

and together

they govern

UBS’s Environmental

Management System,

according
to ISO 14001.
›
Refer to the “Supplement to Governance” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting , for additional information about our sustainability governance
Sustainability and climate risk
Our management

of sustainability

and climate

risk is

steered at

the GEB

level. Reporting

to the

Group CEO,

the
Group

Chief

Risk

Officer

is

responsible

for

developing

and

implementing

control

principles

and

an

appropriate
independent control framework for sustainability and climate risk within

UBS, together with integrating it into the
firm’s overall risk management and risk appetite frameworks.

The Chief Risk Officer for Sustainability supports the
GEB

by providing

leadership on

sustainability in

collaboration with

business divisions

and Group

Functions. Our
Sustainability and Climate Risk

Policy Framework is applied

Group-wide to relevant activities,

including client and
supplier relationships.
Sustainability Chief Financial Officer
The Sustainability Chief Financial Officer (the sCFO) supports the new and expanding requirements that are being
driven by our global sustainability agenda. Reporting to

the Group Chief Financial Officer (the GCFO) and the GEB
Lead for

Sustainability and

Impact, the

sCFO also

works closely

with the

Group Controller

and the

Chief Accounting
Officer’s team and

is the primary

lead on sustainability

topics for the

GCFO. The sCFO

ensures that sustainability
considerations are

embedded into

our financial

decision-making processes

and supports

the expanding

external
sustainability disclosures arising from both new regulatory requirements and the voluntary commitments made by our

firm.

In

addition,

the

sCFO

ensures

the

continued

development

of

the

financial

control

environment

that
underpins our disclosures.
Sustainability and Climate Task Force
The SCTF is the cross-divisional and cross-functional authority for sustainability and climate governance, as well as the Group’s

sustainability and

climate governance

body. Its

role includes

agreeing on

the actions

required to

achieve
UBS’s sustainability and impact

strategy, monitoring progress

against that strategy and

providing assurances to the
GEB that UBS is managing sustainability and climate

risks

and opportunities in an appropriate manner.

The SCTF relies on the

Sustainability and Climate

Implementation Group to

ensure cross-divisional, cross-functional
and

cross-regional

(if

needed)

alignment

of

sustainability

and

climate

activities. It

oversees

the

following

cross-
divisional

and

cross-functional

workstreams:
Net

Zero,

Corporate

Disclosures

and

Reporting,

Regulatory

and
Market,

Financial

Risk

Management,

Non-Financial

Risk,

Investment

Product

Regulations,

Commercial
Opportunities, Data and Methodology,
and

Educate
workstreams
.

Sustainability Report 2023
| Governance

Key topics and working groups
Net-zero workstream
Our approach

to climate outlines

our ambition

to support clients

through the

world’s transition to

a low-carbon
economy and embed

considerations of climate change

risks and opportunities

across the bank

for the benefit

of
our stakeholders. As part

of this, it is our ambition

to achieve net-zero greenhouse gas

(GHG) emissions across our
scope 1 and 2, and specified scope 3 activities

by 2050. The net-zero workstream coordinates the implementation and execution of this ambition,

in line with UBS’s

fiduciary responsibilities. It is

one of the workstreams

reporting
into the SCTF and includes members from the business

divisions and Group Functions.
Own operations: in-house environmental management
Our in-house environmental management

is steered by

Group Corporate Services (GCS).

Reporting to the Group
Head Human Resources and Corporate Services, GCS is responsible for driving the reduction in the environmental impact arising

from our

offices, technology

and supply

chain. GCS

implements

the sustainability

and impact

strategy
within UBS’s

operations by

ensuring compliance

with local

legislation, monitoring

and measuring

environmental
and energy performance, and making continuous improvements in accordance with ISO 14001, the international
environmental management standard, and ISO 50001

(EMEA region).
Nature
Our approach to nature and

the environment is part of

the group-wide sustainability and

impact strategy overseen
by the CCRC. The GEB is responsible for driving our nature-related efforts, as part of the measures to achieve our
sustainability and

impact strategy.

The

business divisions

and Group

Functions ensure

that UBS’s

nature-related
strategy

and

risk

management

frameworks

are

implemented.

Through

strategy

management

reports,

GSI
periodically

updates

the

GEB

and

CCRC

on

our

approach

to

nature.

On

an

annual

basis,

the

CCRC

receives
dedicated updates on nature and biodiversity,

including the progress of

the Taskforce

on Nature-related Financial
Disclosures (the

TNFD) and

UBS’s own

activities relating

to the

TNFD, as

well as

updates on

the evolving

frameworks
and regulations, and potential nature-related risks and opportunities facing the firm.

›
Refer to the “Appendix 2 – Environment” in the appendices to this report for more information on our approach to nature
Human rights
As

our

Human Rights

Statement articulates,

the governance

outlined above

also applies

to our

commitment to
respecting internationally recognized human rights

across UBS globally.
›
Refer to ubs.com/sustainability-reporting

for our Human Rights Statement

Financial crime prevention
The GEB oversees

our efforts to

combat money

laundering, corruption

and terrorist

financing. A dedicated

financial
crime team of anti-money laundering compliance

experts leads these efforts.

›
Refer to “Appendix 1 – Governance” in the appendices to this report for more information on financial crime prevention

People and culture
Our GEB and

CCRC oversee our approach

to corporate culture overall,

as well as

to culture integration.

The GEB
also oversees our approach to diversity,

equity and inclusion (DE&I). Our global head of DE&I drives a Group-wide strategy, complemented by divisional and regional initiatives.
›
Refer to the “Social” section of this report for more information

Sustainability Report 2023
| Environment

Environment
Contributing to a low-carbon economy
Following the

acquisition of

the Credit

Suisse Group,

we have

conducted an

extensive review

of the

decarbonization
targets to reflect the activities of the combined organization and evolving standards and methodologies.

Based on
this

review,

we

have

undertaken

revisions

to

the

decarbonization

targets

and

also

explicitly

described

in-scope
activities where we have detailed plans, supported

by short- and medium-term targets.
By

2050,

our

ambition

is

to

achieve

net-zero

greenhouse

gas

(GHG)

emissions

across

our

scope

1

and

2,

and
specified scope 3 activities. Our current targets

include:
Scope 1 and 2:
–
minimizing our

scope 1

and 2

emissions through

energy efficiencies

and by switching

to more sustainable

energy
sources; after which,

procuring credible carbon

removal credits to

neutralize any

residual emissions

down to zero
by 2025
1
;
Scope 3:
–
engaging with

our GHG key

vendors, for 100%

of them

to declare their

emissions and

set net zero-aligned

goals
by 2026, and reduce their scope 1 and 2 emissions

in line with net-zero trajectories by 2035
2
;
–
addressing our financed emissions by aligning

specified sectors to decarbonization pathways;

and
–
aiming, by 2030, to align

20% of UBS AG Asset

Management’s total assets under

management (AuM) with net
zero.
3
We recognize that

there is more

to do, and

we aim to

phase in additional

scope 3 activities

over time. While

we
continue to take steps to align our business activities with the ambition set out above, it is important to note that
progress towards our targets may not be

linear. Our priority is to

support the transition of clients to a

low-carbon
economy, and their transition-financing needs.

In the area of client investments, the scope

of our investments that
are subject

to net-zero

targets and

our ability

to meet

our ambitions

depend on

our fiduciary

duties as

an investment
manager and on the terms of the mandates

agreed to with clients.
Reaching net

zero will

require collaboration

across the

private and

public sectors.

Decarbonization of

the global
economy,

emissions

reductions

by

clients,

and

the

realization

of

our

own

targets

and

ambitions

all

depend

on
various

factors outside

of our

direct influence.

Clear guidance

by

governments through

thoughtful regulations,
policies and incentives, the development and scaling of key technologies,

and broader changes in the behavior of
our society are needed.

We actively

participate

in political

discussions

to share

our expertise

on proposed

regulatory and

supervisory changes
and engage in discussions relating to sustainability and climate (e.g.,

via the International Institute of Finance (the
IIF),

the Association

for Financial

Markets in

Europe (the

AFME) and

the Swiss

Bankers Association (the

SBA)). In
addition, our participation in sustainability-

and climate-focused organizations and associations helps us to deliver on our commitments whilst promoting the transition

to a low-carbon economy.

We will

continue to

adjust our

approach in

line

with external

developments and

evolving best

practices for

the
financial sector and climate science. This may

also lead us to revisit previously agreed

voluntary commitments.
1

Scope 2 emissions are

market-based emissions. The

remaining scope 1 and

2 emissions may be in

excess of the approximately

5-10% residuals required for net
zero (per the definition of a “net-zero target” by the ESRS E1 Climate Change per delegated act, adopted on 31 July 2023), which is our ambition for 2050. In
2024, we will be reviewing our 2025 scope 1 and

2 target for achievability for the combined

organization and alignment with latest guidance.
2

In 2024, we may review our targets for GHG key vendors for the combined organization and alignment with latest guidance.

Our GHG key vendors are those
vendors that collectively account for more than 50%

of our estimated vendor GHG emissions.
3

This Pre-acquisition UBS aspiration will be reassessed in

2024.

Sustainability Report 2023
| Environment

Own operations
In 2023,

we reduced

our scope

1 and

market-based scope

2 emissions

by 21%

and, for

UBS Group

excluding Credit
Suisse, we continued to apply

an internal carbon price of

USD 400 per metric

ton for scope 1

and 2 emissions in
our

capital

investment

business

cases

to

support

the

transition

away

from

carbon-intense

building

systems.

In
addition,

we were able to achieve 96% renewable electricity

in line with the stringent RE100
4

guidelines.

›
Refer to “Use of carbon offsets and carbon removal credits” in the “Environment” section of this report for more information about our internal carbon price
With regards to our supply chain, we have

continued a process of engagement with our

vendors, asking them to
provide their

climate disclosures

and set

net zero-aligned

goals. The

number of

our vendors

completing their

climate
disclosures in

CDP increased

by 74%

from 2022

to 2023.

Meanwhile, 65%

of our

GHG key

vendors (which

we
define as those

vendors that collectively

account for more

than 50% of

our estimated vendor

GHG emissions) have
declared their emissions in CDP and set net zero-aligned

goals.
Financing activities
We evaluated

the combined

lending portfolios

and resulting

exposures to

carbon-intensive sectors following

the
acquisition of

the Credit

Suisse Group in

June 2023 and

have set

revised decarbonization targets

for the

Group.
We have updated

our previous emissions

targets for real estate

mortgage lending, as

well as for the

fossil fuels (oil,
gas and coal), power generation

and cement sectors,

reflecting both the combined

portfolios of the two firms

and
the methodology

changes. We

also identified

iron and

steel and

shipping as

additional target

sectors.

For the

Credit
Suisse AG

in-scope shipping portfolio,

we continue

to disclose

the portfolio’s

climate alignment

to the

Poseidon
Principles decarbonization index. In addition, we undertook further assessment of the overall emissions associated
with our lending and real estate mortgages and conducted a preliminary analysis of the facilitated emissions from our capital markets activities for select carbon-intensive

sectors.
Investing activities

UBS AG Asset Management made progress during

2023 toward delivering its 2030 target of aiming to align 20%
of UBS

AG Asset

Management’s total

assets under

management (AuM)

with net

zero, using

science-based portfolio
alignment approaches. This included implementing

revisions to fund documentation and investment

management
agreements in certain portfolios to align with our net-zero-aligned framework. This Pre-acquisition UBS aspiration will be reassessed in 2024.

Our Global

Wealth Management business

division is

a large

distributor and

manager of

investment solutions for
clients, including sustainable investing solutions and climate-focused investments. We supported private investors
and family

offices seeking

to decarbonize

their overall

holdings by

offering related

investment solutions

across asset
classes and increasing climate awareness

through dedicated client education sessions.
Supporting climate-focused frameworks
We

are

committed

to

helping

our

clients

achieve

their

decarbonization

goals

and

to

supporting

the

work

of
governments around the world

in their transition to

a low-carbon economy in

alignment with the objectives

of the
Paris Agreement. In our home country of Switzerland,

we support the new Climate and Innovation Act, passed in
June 2023, through regulatory engagement,

industry partnerships and collaboration.
›
Refer to the “Environment” section of the Supplement to the UBS Group Sustainability Report 2023, available at
ubs.com/sustainability-reporting , for more information about our climate-related methodologies and targets
›
Refer to the “Our transition plan” section in “Appendix 2 – Environment” in the appendices to this report for a high-level overview of our activities to support our own transition and that of our clients
4
RE100 is

an international guideline

on renewable

electricity procurement

that outlines

the approach

for credible

claims and

frameworks, including specific
market boundaries and the standard

of third-party verification amongst other requirements.

RE100 is considered a

revised interpretation of the GHG

Protocol
Corporate Standard market-based scope 2 accounting

standards.

Sustainability Report 2023
| Environment

Our climate roadmap

Sustainability Report 2023
| Environment

Our climate-related metrics

Evolving our climate-related metrics
Standard-setting organizations and regulators continue to provide new or revised guidance and standards, as

well as
new or enhanced regulatory requirements for climate

disclosures. We have developed methodologies that

we use to
set our climate-related targets

and identify climate-related risks

and opportunities. These methodologies underlie

the
metrics that

are disclosed

in this

report and

are based

upon data

available to

us, including

estimates and

approximations
where actual or specific data is not

available. We intend to update our disclosures to

comply with new guidance and
regulatory requirements as they

become applicable to

UBS. Such updates may

result in possibly substantial

revisions to
our disclosed metrics methodologies and

related disclosures. They may

also change the metrics we

disclose.
Our

climate-related targets

have

been

set based

on

the

methodologies, data

and assumptions

currently in

use.
Changes to these

methodologies, data and

assumptions may

affect our progress

toward these targets

and our net-
zero ambition,

as well as their achievability.

Our net-zero ambition and

related targets for

scope 3 emissions

have a
critical dependency

on the

overall progress

made by

all sectors

and countries

toward net-zero

carbon emissions.
Across

many

jurisdictions,

substantial

governmental

action

will

be

required

to

achieve

that

progress.

If

such
advances are not made, our targets and ambitions

with respect to scope 3 emissions will not

be achievable.
Climate-related risks and opportunities metrics

2023
Climate-related risks and opportunities metrics

For the year ended
% change
from
31.12.23
31.12.22 31.12.21 31.12.22
Risks (UBS Group excluding Credit Suisse)
Carbon-related assets (USD billion)
1, 2, 3, 4, 5
34.2
33.6 36.0 1.7
Exposure to climate-sensitive sectors, transition

risk (USD billion)
1, 2, 4, 5, 6
58.1
52.5 52.4 10.6
Exposure to climate-sensitive sectors, physical risk

(USD billion)
1, 2, 4, 5, 6
46.2
38.0 36.7 21.4
Exposure to nature-related risks (USD billion)
1, 4, 5, 6, 7
72.0
64.6 67.3 11.4
Opportunities (UBS Group)
Number of green, sustainability, and sustainability-linked bond deals
8
93
69 98 34.8
Total deal value of green, sustainability, and sustainability-linked bond deals (USD billion)
8
49.3
42.4 63.3 16.3
UBS-apportioned deal value of above (USD

billion)
11.6
8.8 13.2 31.6
1

Methodologies for assessing climate-

and nature-related risks

are emerging and may

change over time. As the

methodologies, tools, and data

availability improve, we will

further
develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2

Metrics are calculated and restated based
on the 2023 methodology, across three years of reporting, 2021–2023.

3

As defined by the Task Force on Climate-related Financial Disclosures (the TCFD), in its expanded definition published in 2021, UBS defines carbon-related assets through industry-identifying attributes of the firm’s banking book.

UBS further includes the four non-financial sectors addressed by the TCFD, including, but not limited to, fossil fuel extraction,

carbon-based power generation, transportation (air,

sea, rail, and auto manufacture), metals production

and mining,
manufacturing industries, real

estate development,

chemicals, petrochemicals,

and pharmaceuticals, building

and construction

materials and

activities, forestry,

agriculture, fishing,
food and beverage production, as well

as including trading companies that may

trade any of the above (e.g., oil

trading or agricultural commodity trading

companies). This metric is
agnostic of risk

rating, and therefore

may include exposures

of companies that

may be already

transitioning or adapting

their business models

to climate risks,

unlike UBS climate-
sensitive sectors methodology,

which takes a risk-based

approach to defining

material exposure to climate

impacts.

4

Total

customer lending exposure

consists of total loans

and
advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated and standalone IFRS numbers.
The credit

exposure includes

portfolio adjustment

bookings, which are

either directly

impacting the

metrics, and have

been reflected

in the heatmaps,

or are

impact assessed

and
immaterial to the metrics representation.

5

UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and

climatic environment, in

how it evaluates risks

and opportunities.

6

Climate-

and nature-related risks

are scored between

0 and 1, based

on sustainability
and climate risk transmission channels,

as outlined in the Supplement

to the UBS Group Sustainability

Report 2023. Risk ratings represent a

range of scores across five-rating categories:
low, moderately low,

moderate, moderately high, and

high. The climate- or nature

-sensitive exposure metrics are

determined based upon the

top three of the

five rated categories:
moderate to high.

7

Nature-related risk metric methodology has been further strategically enhanced, as part of an ongoing collaboration between UBS and UNEP-FI.

8

The metrics
include transactions such

as, but not

limited to, Investment

Bank Global Banking

bonds issued under

the voluntary ICMA

Green Bond

Principles, Sustainability Bond

Principles, and
Sustainability-Linked Bond Principles. The principles include a recommendation that the issuer appoints an external review provider to undertake an independent external review (e.g., second-party opinion). This is consistent with

market practice. The metrics also include

sustainability themed bonds (e.g., Transiti

on). Transactions

are counted only once, there

is no
double counting (e.g., if and where UBS AG and Credit Suisse were involved in the same transaction). UBS performed an assessment for Credit Suisse green,

social, sustainability and
sustainability-linked bonds reported in the 2023 Sustainability Report and deemed them to be aligned to UBS sustainable bond guidelines.
›
Refer to the “Supporting our approach to climate – our climate-related materiality assessment” section of the
Supplement to the UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about our approach to climate-related risks and opportunities
›
Refer to the “Managing sustainability and climate risks” section of this report for more details on climate-related risk metrics

Climate-related lending metrics 2023
Based on the guidelines

by the World Resources Institute

(the WRI) and the World

Business Council for Sustainable
Development (the WBCSD)

for reporting in the

event of a

material acquisition
5
, the emissions

metrics shown for

31
December 2021

and 31

December 2022

are calculated

on the

basis of

the joint

loan books

of UBS

and Credit

Suisse
on those dates, on a pro forma basis. As in previous Sustainability Reports, climate-related lending metrics are not shown for the current reporting year, due to the inherent time-lag in the availability of emissions data.
Based on

an assessment

of qualitative

and quantitative

criteria such

as alignment

with industry

guidance, availability
and quality

of data

and consistency across

sectors in

existing targets

disclosed by

Pre-acquisition UBS and

Credit
Suisse Group, 2021 has been adopted as the baseline

year for all sectors.
›
Refer to the “Climate-related methodologies – decarbonization approach for our financing activities” section of the
Supplement to the UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about our climate-related methodologies
5

GHG Protocol Corporate Value chain (Scope 3) Accounting and

Reporting Standard

Sustainability Report 2023
| Environment

Climate-related lending metrics (UBS Group)
For the year ended
% change
from
31.12.22
31.12.21 31.12.21
Lending
1
Baseline 2021
Swiss residential real estate (scopes 1 and 2 kg CO
2
e / m
2

ERA)
2
36.5
38.7 (6)
Swiss commercial real estate (scopes 1 and

2 kg CO
2
e / m
2

ERA)
2
32.1
31.3 2
Fossil fuels (oil, gas and coal; scopes 1, 2 and 3 million metric

t CO
2
e)
45.9
64.7 (29)
Power generation (scope 1 kg CO
2
e / MWh)
297
339 (13)
Iron and steel (scopes 1 and 2 metric t CO
2
/ metric t of steel)
1.68
1.75 (4)
Cement (scopes 1 and 2 metric t CO
2
/ metric t of cementitious)
0.63
0.64 (1)
1

Based on gross

exposure, which

includes total

loans and

advances to

customers, fair

value loans and

guarantees as

well as irrevocable

loan commitments.

Refer to

the “Basis

of
Reporting” section

of the

Supplement to

the UBS

Group Sustainability

Report 2023,

available at

ubs.com/sustainability-reporting

for more

information about

our climate-related
methodologies.

2

ERA: Energy Reference Area.

Credit Suisse AG completed its Poseidon Principles

disclosure for 2023, as disclosed in the following

table.
Climate-related lending metrics – Poseidon Principles (Credit Suisse AG consolidated)
For the year ended
% change
from
31.12.22
31.12.21 31.12.21
Poseidon Principles disclosure
Shipping (delta alignment to Poseidon Principles

“IMO 50” trajectory)
1
-4.6%
-1.3% n/a
Shipping (delta alignment to “IMO 2023

minimum trajectory”)
2
11.5%
n/a n/a
Shipping (delta alignment to “IMO 2023

striving for trajectory”)
2
15.7%
n/a n/a
1

Poseidon Principles

“IMO 50” trajectory is not 1.5°C aligned.

2
The IMO Revised GHG Strategy sets out the following

absolute reduction levels of ambition: (i) to reduce total annual
GHG emissions by at least 20%, striving for 30%, by 2030 (compared with 2008); (ii) to reduce total annual GHG emissions by at least 70%, striving for 80%, by 2040 (compared with
2008); (iii) GHG emissions to peak as

soon as possible and to reach

net-zero GHG emissions by or around

2050; and (iv) carbon intensity to decrease

in order to reduce CO
2

emissions
per transport unit

by at least

40% by 2030

(compared with 2008).

The Revised GHG

Strategy considers well-to-wake

CO
2
e emissions, i.e.,

it includes upstream

emissions, as well

as
accounting for the impact of methane (CH4) and nitrous oxide (N
2
O). The updated IMO trajectories are not 1.5°C aligned.
Climate-related investing metrics 2023
Metrics relating to net-zero

investments, portfolio emissions,

and voting apply to

UBS AG Asset Management

only.

Climate-related investing metrics (UBS AG)
For the year ended
31.12.23
31.12.22 31.12.21
Opportunities – net-zero investing
Number of net-zero ambition portfolios
35
Net-zero ambition assets share of total assets under management

(%)
2.9
Portfolio emissions
UBS AG Asset Management investment-associated

emissions (absolute; in t CO
2
e)
1
46,266,089
UBS AG Asset Management investment-associated

carbon intensity (in t CO
2
e per USD million invested)
1
62.0
Weighted average carbon intensity – by asset

class
1, 2
Weighted average carbon intensity – active equity

assets (t CO
2
e per USD million of revenue)
105.6
130.4 109.8
% AuM weighted average carbon intensity below

benchmark (active equity)
3
81.3
75.7 62.4
Weighted average carbon intensity – active fixed income

assets (t CO
2
e per USD million of revenue)
114.9
145.3 198
% AuM weighted average carbon intensity below

benchmark (active fixed income)
3
65.0
63.5 76.3
Weighted average carbon intensity – indexed equity

assets (t CO
2
e per USD million of revenue)
100.7
128.3 128.9
Weighted average carbon intensity – indexed fixed income

assets (t CO
2
e per USD million of revenue)
127.9
139.8 169.8
Weighted average carbon intensity – direct real

estate (kg CO
2
e per square meter)
4, 5
26.89 31.5
Carbon footprint - by asset class
1, 2
Carbon footprint – active equity assets (t

CO
2
e per USD million invested)
44.1
% AuM weighted average carbon intensity below

benchmark (active equity)
79.1
Carbon footprint – active fixed income assets

(t CO
2
e per USD million invested)
45.5
% AuM weighted average carbon intensity below

benchmark (active fixed income)
20.6
Carbon footprint – indexed equity assets

(t CO
2
e per USD million invested)
45.9
Carbon footprint – indexed fixed income assets

(t CO
2
e per USD million invested)
108.3
Stewardship – voting
6
Number of climate-related resolutions voted upon

157
160.0 89.0
Proportion of supported climate-related resolutions

(%)
69.4
71.2 78.6
1
Based on data for scope 1 and 2

GHG emissions of investee companies from a third-party data provider.

2

Carbon intensity and carbon footprint of an asset

class are the aggregates
of the individual portfolios weighted by portfolio size.

Portfolios and benchmarks measures are the

aggregates of individual issuers weighted by share

of portfolio or benchmark. Data
coverage thresholds are applied

in determining which portfolios

are included.

3

The disclosure for %

AuM weighted average carbon

intensity below benchmark (active

equity) and
(active fixed income) have been updated for 31.12.21 to be

reflected in percentages of 62.4% and 76.3% instead of the decimals previously presented.

4
Data is collected from direct
real estate assets for discretionary funds and mandates that participate in the Global Real Estate Sustainability Benchmark. The numbers used represent either reported data grossed up to 100% (where area coverage, ownership days or occupancy is less than 100% and greater or equal to 50%) or an estimate based

on proxy where area coverage, ownership days

or
occupancy is less than 50%.

The data includes Scopes 1,2

and if available scope 3

GHG emissions with one-year time

lag.

5
Due to the lag in

the availability of emissions data,

our
disclosure is reported on a one

year lag (please refer to the

Basis of Reporting section of

the Supplement to the UBS

Group Sustainability Report 2023, available at ubs.com/sustainability-
reporting for further details).

In the 2022 Sustainability Report, the number

calculated in 2022 was incorrectly reported

as 2022 and t CO
2
e, when the underlying data was related

to
2021 and kg CO
2
e.

The 31.12.21 comparative number has now been updated

reflecting methodology changes and increased data

availability since the previous reporting period.

6
Data for

2021 excludes

proposals

related

to Japanese

companies that

included changes

to companies’

articles of

association. Data

includes proposals

by both

management

and
shareholders and reflects common market definition of climate-related proposals.

Sustainability Report 2023
| Environment

Climate-related own operations metrics 2023
Climate-related own operations metrics (UBS Group)
For the year ended
% change
from
31.12.23
31.12.22 31.12.21 31.12.22
Own operations
Net GHG footprint (1,000 metric tons CO
2
e)
1
169
169 133 (0)
Change from baseline 2019 (%)
(53)
(53) (63) 0
Share of renewable electricity (%)
96
91 92 5
1
Net GHG footprint equals gross

GHG emissions minus GHG

reductions from renewable

electricity (gross GHG emissions

include: direct GHG

emissions by UBS Group;

indirect GHG
emissions associated with the generation of

imported / purchased electricity (grid average

emission factor), heat or steam; and other

indirect; GHG emissions associated with

business
travel, paper and water consumption, energy related activities and waste disposal). Refer to the “Environment” section of the Supplement to the UBS Group Sustainability Report 2023,
available at
ubs.com/sustainability-reporting
, for a breakdown of our GHG emissions (scopes 1, 2 and 3).
Our approach to nature
We recognize

the challenges

of transitioning

toward a

society that

can meet

human needs

while respecting

the
limits of

our planet’s

natural resources.

These challenges

are reflected

in stark

numbers: for

example, the

World
Economic Forum estimates that approximately USD 58 trillion of economic value depends on the natural world in
some

way,

yet,

according

to

a

recent

United

Nations Environment

Programme report, annual

financial flows

to
nature-based solutions need

to more

than double

by 2025

(from USD 200

billion to USD

436 billion)

and nearly
triple to USD 542 billion by

2030 to reach climate, biodiversity

and land degradation targets
6
. However, challenges
can represent

opportunities.

That is

why we

look forward

to the

setting of

global policy

objectives and

goals through
the Convention on Biological Diversity and welcome the milestone set of policy goals adopted by

governments in
the shape

of the

Kunming–Montreal Global

Biodiversity Framework.

This is

a key

enabler for

setting critical

direction
for economy-wide

transitions aimed

at safeguarding

global biodiversity.

We firmly

believe that

public policy

and
frameworks

have,

and

will

continue,

to

play

a

critical role

in

steering and

incentivizing

markets

to

support the
transition toward a sustainable economy.
Our approach

to understanding

impacts and

dependencies related

to natural

capital and

biodiversity,

and managing
the

resulting

risks

and

opportunities

across

our

activities,

reflects

our

commitment

to

mobilize

capital

toward
achieving

the

SDGs.
Nonetheless,

we

are

aware

that natural

capital is

inherently more

challenging to

define

in
financial terms due to a lack of easily

available data and standardized methodologies. Therefore, we strive to play an active role

in creating new

global standards that

can help clients,

companies and the

financial sector manage
nature-related

risks

and

develop

opportunities, while

also

addressing

potential adverse

impacts

and

generating
positive impacts. That

is why we

were honored to

be part of

the efforts of

the Taskforce

on Nature-related Financial
Disclosures (the TNFD), including leading its

financial sector working group, and contributing

to the development
of the recommendations it released in September

2023.

Building on our

first integrated UBS Group

Climate and Nature

Report for 2022, we

developed our activities and
disclosures

for

2023

by

leveraging

the

recommendations

set

by

the

TNFD.

We

will

continue

to

develop

our
disclosures on

nature dependencies,

impacts, risks

and opportunities

over the

next few

years, aligned

with the

TNFD
recommendations and regulatory requirements.
During the course of 2023,

we also contributed to the debate

and improvement of knowledge and innovation in
this area

through our thought

leadership activities and

capacity building exercises.

For instance,

we ran

a Nature
Academy to train key staff about nature-related

issues, frameworks, standards, risks

and opportunities.
›
Refer to the “Managing sustainability and climate risks” section of this report and the “Our approach to nature”
section in “Appendix 2 – Environment” in the appendices to this report for more information about our management of nature-related risks and opportunities
›
Refer to our UBS Group Climate and Nature Report 2023, available at ubs.com/sustainability-reporting
6

Source : UN Environment Programme,
State of Finance for Nature 2023

Sustainability Report 2023
| Environment

Supporting our clients’

low-carbon transition
Helping our clients to navigate the orderly transition to a low-carbon economy and build climate-resilient business models is

a key

objective of

our approach

to climate,

as is

the mobilization

of private

and institutional

capital toward
this transition.

Aligning our in-scope lending and investment portfolios to the objectives of the Paris Agreement is an important part of this approach and so are the products and services we offer. Specifically,

these include:

Offering sustainable finance products and

services
By offering innovative sustainable financing, investment and capital markets solutions, we strive to provide clients
with the choices they need to meet their specific

sustainability objectives while supporting their transition

to a low
carbon economy.

We are developing innovative

advisory, lending, basic banking and

transition financing solutions,
as well as offering our clients access to various sustainable investment (SI) solutions.

By combining targeted advice
with our research, thematic insights, and data and analytics services,

we aim to help clients better understand and
mitigate

risks

and

identify

new

opportunities.

Further,

we

provide

support

in

the

form

of

tools,

platforms

and
education.
›
Refer to the “Supporting opportunities” section of this report for more information about our sustainable finance product and service offering and an overview of key developments in 2023
Engaging with our investees and clients
Through

collaboration

and

engagement

with

industry,

investees

and

our

clients,

we

help

clients

access

best
practices, robust science-based approaches,

standardized methodologies and

quality data that help

them to better
measure and mitigate

climate risks

and act on

climate-related opportunities. Our

aim is to

better understand where
we should focus our engagement efforts to best support our investees and clients,

which is why,

as a first step, it
is important that we assess where investees and

corporate clients are on their low-carbon journey.

To

do this, we
are developing a framework that considers existing categorization frameworks used by UBS

AG and Credit Suisse
AG, such as the Credit Suisse Client Energy Transition Framework (CETF).
›
Refer to “Our transition strategy levers” and “Supporting our investing clients’ low-carbon transition” section for more information about our engagement with our clients and to the “Asset Management” section of this report for more information about our active ownership approach and climate engagement program with our investees
›
Refer to “Appendix 3 – Entity-specific disclosures

for Credit Suisse AG” in the appendices to this report for a description of Credit Suisse’s CETF
Developing thought leadership

Our aim is to further inform and facilitate

our engagement activities by acting

as a thought leader in sustainability,
providing our clients with deep

insights and research content from

across our business areas and

central initiatives.
Our main

Group sustainability

thought leadership initiative,

the UBS

Sustainability and Impact

Institute, develops
insights into the long-term developments needed to support the transition to a low-carbon, sustainable economy.
Our

Global

Wealth

Management

Chief

Investment

Office

and

our

Investment

Bank

Research

offer

actionable
insights on

sustainable investments and

finance. Meanwhile, our

Investment Bank, Global

Wealth Management,
Asset Management and Personal &

Corporate Banking business divisions each

delivered a variety

of conferences,
webinars, reports, papers and other events during 2023

to discuss some of the most important developments

and
themes around sustainability with our clients.
›
Refer to the “Expanding insights” section of the Supplement to the UBS Group Sustainability Report, available at
ubs.com/sustainability-reporting ,

for more information about our thought leadership activities

Sustainability Report 2023
| Environment

Supporting our financing clients’

low-carbon transition
Our lending sector decarbonization targets
As set out in

the UBS Group Sustainability

Report 2022, Pre-acquisition

UBS set targets

to address in-scope lending
emissions for

the residential

and commercial

real estate,

fossil fuels

(oil, gas

and coal),

power generation

and cement
sectors,

while the

Credit Suisse

Group had

(as set

out in

the Credit

Suisse Group

Sustainability Report 2022)

set
targets for

the oil,

gas and

coal, power

generation,

commercial real

estate, iron

and steel,

aluminum and

automotive
sectors.

For the shipping

sector,

the Credit Suisse

Group disclosed the

portfolio’s climate

alignment to

the Poseidon
Principles decarbonization index.
During

2023,

following

the

acquisition

of

the

Credit

Suisse

Group,

we

refined

the

UBS

Group

lending

sector
decarbonization targets based on the integration of

the Credit Suisse Group portfolios and in

alignment with our
net zero ambition.

We prioritized

sectors that

have the highest

carbon impact,

as per the

guidelines of the

Net-Zero
Banking Alliance

(NZBA), and

also applied

additional considerations.

These include

the materiality

of sectors

in terms
of financial exposure and the

availability of data and applicable methodologies to

estimate baselines and develop
pathways toward net zero. We performed additional analysis to establish transparency around the contribution of each sector in our portfolio to the total.
Decarbonization targets

have

been

established for

Swiss

real

estate

mortgages

(commercial

and

residential real
estate) and for

financing of in-scope activities

in the fossil fuels

(oil, gas and

coal), power generation,

iron and steel
and cement sectors.

For the Credit

Suisse AG in-scope

shipping portfolio, we

continue to disclose

the portfolio’s
climate

alignment

to

the

Poseidon

Principles

decarbonization

index.

As

the

automotive

and

aluminum

sectors
previously reported

by the

Credit Suisse

Group did

not meet

the exposure

or emissions

materiality thresholds

as
calculated based on estimated 2023 exposure for the combined portfolios,

they have been deprioritized for target
setting at this time.
We will continue

to assess the

materiality of

the deprioritized

sectors annually

and aim

to develop

additional targets
for

the

remaining material

carbon-intensive sectors

in

line

with our

commitment to

the NZBA

and

as

data and
methodologies become available.

Sustainability Report 2023
| Environment

›
Refer to the “Supplement to Environment” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting , for more information about our targets
›
Refer to the “Basis of Reporting” section of the Supplement to the UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting

for more information about our climate-related lending metrics

Sustainability Report 2023
| Environment

Our approach to

target-setting is based

on the guidance

from global standards and

initiatives such as

the NZBA,
the

Partnership

for

Carbon

Accounting

Financials

(PCAF),

the

Paris

Agreement

Capital

Transition

Assessment
(PACTA) and

the Science-Based

Targets Initiative

(the SBTi).

UBS acknowledges

that Credit

Suisse had

a commitment
to SBTi to have its 2030 targets externally validated. To develop the combined 2030 targets, we have utilized SBTi guidance where possible and we continue to assess

the options for target validation and

assurance.
We strive to measure and monitor progress

toward our targets and their alignment

with our climate commitments
and emerging standards. It is important to note that progress towards our targets may not be linear, and year-on-
year volatility is

expected due to

changes in the portfolios’

composition over time.

We plan to disclose

our progress
publicly on an

annual basis. In

line with NZBA

guidelines for climate

target-setting,

we intend, as

a minimum, to
review our targets every five years to ensure

consistency with the most recent climate

science and best practices.
How we aim to underpin our targets with transition

strategies
To

underpin our targets and guide our transition

strategies and actions, we followed a two-step

process:
–
assessing

the

overall

emissions

associated

with

UBS’s

in-scope

lending

portfolio,

including

Swiss

real

estate
mortgages and

estimated

emissions reductions

by

2030 (by

business division

and sector),

considering client’s
historical emissions trends as well as public

decarbonization commitments;

and
–
considering

anticipated

changes

in

the

size

and

composition

of

our

in-scope

lending

portfolios

arising

from
lending structures and business strategy.
Alongside these estimated emissions reductions, we defined three key transition strategy levers where we

believe
we can have an impact and facilitate additional

emissions reductions to reach our

targets.
Our transition strategy levers
A. Engage: engaging with our clients
Building on the review of our clients’ public

decarbonization commitments, we further

assess where they currently
stand on

their journey

toward a

low-carbon and

climate-resilient business

model. By

establishing a

view on

our
clients’ current decarbonization

ambitions and activities,

we aim to work

alongside them to

support their transition
efforts.

This

can

include

encouraging the

disclosure

of

current

emissions,

the

setting of

future

decarbonization
targets in line with Paris-aligned pathways and

the development of credible transition plans.
Through

our

ESG

Advisory

Group,

we

are

also

providing

the

necessary

lens

to

help

our

clients

assess

ESG
(environmental, social, governance) topics throughout the corporate lifecycle and critically analyze a corporation’s
ESG profile from a business and investor perspective.
›
Refer to the “Investment Bank” section of this report for more information about our ESG Advisory Group

Sustainability Report 2023
| Environment

B. Grow: offering sustainable finance solutions
We complement our

engagement efforts with

sustainable and sustainability-linked financial

advice and solutions
(advisory,

lending,

basic

banking

and

transition

financing

solutions)

to

help

our

clients

transition

to

a

more
sustainable future. These

solutions can

be on-balance

sheet (e.g.,

green or sustainable

loans and

mortgages) or

off-
balance sheet (such as access to debt and

equity capital markets). They can also include

transaction structuring.
For example, in

the corporate client business, we

focus on supporting our

clients by advising them

as part of

the
strategic dialogue and partnering with them

in the implementation of new

solutions. We offer sustainable-linked
loans

(SLL)

to

incentivize

the

borrower’s

achievement

of

ambitious,

predetermined

sustainability

performance
targets.

Our

SLL

offering

is

open

to

qualifying

corporates

from

all

sectors

wishing

to

reflect

their

sustainability
ambitions in their funding strategy and benefit

from meeting agreed sustainability performance

targets.

›
Refer to the “Supporting opportunities” section of this report for more information about our sustainable finance product and service offering,

and specifically to the “Personal & Corporate Banking” section for more information about our corporate client business
We continue

to develop

and refine

our sustainable

finance solutions

and approaches

on an

ongoing basis

to support
our clients in orienting their business efforts

toward the objectives of the Paris Agreement.
C. Prioritize: providing capital for lower-carbon-intensity

activities
As previously highlighted, our

aim is to direct capital toward

lower-carbon activities, or to clients with

credible net-
zero

targets and

plans to

transition to

low-carbon and

climate-resilient business

models. This

is in

line with

our
sustainability risk

process which

may trigger

enhanced due

diligence for

clients in

those carbon-intensive sectors
that have higher climate-related impacts and

risks. At the same time, as

the global economy shifts toward

lower-
carbon activities, we see opportunities

to provide financing and advisory services

to clients that are well positioned
to benefit from this transition.
Evolving our transition strategy
Managing and monitoring our financing

activities remains an ongoing

focus. We continue

to build on and

refine
our transition strategy

and further tailor

it to

our business divisions.

Our aim

is to

make our

approach to climate
“business as

usual”

and to

orient our

new and

existing business

efforts toward

net zero

by 2050.

We

strive to
routinely consider

the climate

impact resulting

from our

financing activities,

take an

active approach

to growing
our

low-carbon

business

and

address

our

financed

emissions

by

engaging

with

clients

and

supporting

their
transition. We strive

to further strengthen our

operating model and increase

our efforts in

the fields of transition
and green finance.

We also expect

new technologies

to emerge,

along with

policies and

actions from

governments,
that will support the transition

to a low-carbon economy. We regard such developments

as dependencies for

us to
contribute toward meeting the objectives of the Paris

Agreement.
As we work toward

our targets and further

develop our transition strategies, we

aim to consider a

just transition
to a low-carbon

economy,

one that is

as fair and

inclusive as possible.

In this regard,

we contributed

to the market’s
understanding of

the concept

as part

of the

Principles for Responsible

Banking (the PRB)

Just Transition

working
group.
Carbon reduction and removal
In accordance with the NZBA

guidelines, offsetting can play a

role that is supplemental to

sectoral and economy-
wide

decarbonization. We

support

transparent

investment in

carbon

markets that

are

aligned

with

the

current
publicly

available consensus

on

high

integrity

standards and

robust

governance (including

the

VCMI

(Voluntary
Carbon Markets Integrity

Initiative) Claims Code

of Practice, the

ICVCM (Integrity

Council for the

Voluntary Carbon
Market)

Core

Carbon

Principles

and

the

Oxford

Principles

for

Net-Zero-Aligned

Carbon

Offsetting).

Any
decarbonization strategies,

including offsetting, that

UBS applies to

its own in-house

operations or advises

other
organizations on must meet these standards.
Our

transition

plan

prioritizes

emissions

reductions

in

line

with

science-based

climate

targets

and

credible
trajectories to

achieve these

targets. In

addition, we

anticipate that

the deployment of

carbon-removal solutions
will be needed to counterbalance

hard-to-abate emissions and

supplement the reduction

strategies of some

of our
clients. For example,

certain industrial processes

cannot yet achieve

absolute zero emissions

as technologically or
financially viable

emissions-elimination alternatives do

not exist.

Those industries,

however, still

provide products
and services

that are

important to

society and

are likely

to remain

relevant in

the future.

In these

cases, carbon
removals

are

critical

to

balance

residual

emissions.

As

best

practice

guidance,

regulation,

methodologies

and
technologies develop, our approach to decarbonization,

including offsets, will continue to evolve.

Sustainability Report 2023
| Environment

Sustainable lending operating model
To

operationalize our approach to climate,

it is important to

embed sustainability and climate

considerations into
our

lending

operating

model,

leading

to

regular

adjustment

of

evaluation

and

decision-making

frameworks,
governance structures, control and monitoring

processes, and underlying systems.
For example,

following the

acquisition of

the Credit

Suisse Group,

UBS reassessed

the emissions

and targets

for
sectors with a

high-carbon impact for

the combined organization. To

operationalize our target

approach, we are
reviewing

whether

our

planning

and

governance

processes,

risk

appetite,

sector

strategies,

and

so

on

are

still
appropriate.

In parallel,

we are

assessing required

enhancements to

our loan

origination, credit

granting, monitoring
and reporting processes.

Our approach to measuring facilitated emissions

from our capital markets business

Investment

Bank
The Investment

Bank offers

our clients

access to

the world’s

primary, secondary and

private capital

markets,

through
an array

of sustainability-

and climate-focused services,

products, research

and events. Our

role in

capital market
transactions helps our clients access capital

for their businesses.

We facilitate clients’ capital raising and,

therefore,
think it is important to monitor the related emissions

which we are involved in.

Facilitated emissions differ from financed emissions in two aspects: Firstly, they are off-balance sheet

(representing
services rather

than financing)

and secondly,

our role

is completed

within a

short timeframe

rather than

a long-term
loan-related exposure.

As a

result, and

in line

with industry

guidance, we

distinguish between

on-balance sheet
“financed” and off-balance sheet “facilitated”

emissions.
By disclosing our

facilitated emissions for select

carbon-intensive sectors
1
, we aim

to provide transparency on

the
emissions we

facilitate as

a

result of

our

capital market

activities. We

are currently

assessing methodologies

for
calculating facilitated emissions for the remaining NZBA

carbon-intensive sectors
2
. We calculated UBS’s facilitated
emissions in

line with

PCAF’s draft

accounting and

reporting standard

for facilitated

emissions, including

public
equity capital markets

and public debt

capital markets,

where UBS, including

Credit Suisse,

held a lead bookrunner
or lead manager

/ co-manager

role on the

transaction. Facilitated

emissions are

not shown for

the current reporting
year due to the inherent time-lag in the availability of emissions data. We have conducted an initial assessment of our approach against the final PCAF Standard released in December 2023 and identified select areas to be further
explored in 2024.
It is important

to note that

reporting facilitated emissions from

transactions that took

place in the

reporting year
will introduce volatility in our numbers as it

will be related to the volume of capital markets

activity in the year and
our market share. Global capital markets activity was

strong post-Covid in 2020 and 2021 but slower in 2022 and
2023. When market activity

rebounds, we would expect our facilitated emissions

to see a similar increase.
1
Disclosed for those

sectors where data

and methodology are

available: fossil fuels (coal,

oil and gas),

power generation, iron

and steel, aluminum,

cement,
automotive and air transportation.
2

The

NZBA identifies

nine priority

sectors: agriculture,

aluminum, cement,

coal, commercial

and residential

real estate,

iron

and steel,

oil and

gas, power
generation and transport.

Sustainability Report 2023
| Environment

UBS reviews and assesses

every Global Banking transaction

and employs a robust

business selection process. This
means that,

in

our capital

markets activities

for carbon-intensive

sectors, we

consider the

potential climate

and
sustainability impacts of the transaction and related

material risks and opportunities.
We

continue

to

review

and

assess

emerging industry

guidance

and

target-setting methodologies

for

facilitated
emissions.
31.12.22
31.12.21
Facilitated
amount
(USD
billion)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
PCAF
score,
scopes 1
and 2
2
PCAF
score,
scope 3
2
Facilitated
intensity
(million
metric t
CO
2
e /
USD
billion)
Facilitated
amount
(USD
billion)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
PCAF
score,
scopes 1
and 2
2
PCAF
score,
scope 3
2
Facilitated
intensity
(million
metric t
CO
2
e /
USD
billion)
Facilitated
emissions
Select carbon-
intensive sectors
1
12.0
2.0 2.3 1.6 2.3 0.4 23.0 5.1 16.3 1.6 2.8 0.9
Select carbon-
intensive sectors

as % of total
5.7%
5.9%
Other sectors

197.7
368.2
Total facilitated
amount
3
209.7 391.3
1

Select carbon-intensive sectors comprise:

fossil fuels (coal, oil and

gas), power generation, iron

and steel, aluminum, cement,

automotive and air transportation.

Refer to the sector
approach in

the “Climate-related

methodologies –

decarbonization approach

for our

financing activities“

section of

the Supplement

to the

UBS Group

Sustainability Report

2023,
available at ubs.com/sustainability-reporting,

for more information about

the parts of the

value chain in-scope within sectors.

2

PCAF data quality score

has been combined for

the
key sectors and weighted by the facilitated amount.

3

Includes all sectors.
›
Refer to the “Investment Bank” section of this report for more information about our capital market activities
›
Refer to the “Basis of Reporting” section of the Supplement to the UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about our methodology to calculate facilitated emissions

Sustainability Report 2023
| Environment

Supporting our investing clients’

low-carbon transition
Asset Management
UBS AG

Asset Management

became a

founding member

of the

Net Zero

Asset Managers

(NZAM) initiative

in 2020,
committing to support

its ambition of

net-zero GHG emissions

by 2050. Membership

of the NZAM

initiative entails
a range of expectations at an organizational

level and for in-scope assets under management

(AuM). Through this
commitment, our aim

is to further

support our clients

in reaching their sustainable

investment and decarbonization
objectives.
In order to provide choice

to our clients and to effectively

monitor our progress toward

our target, we use a clearly
defined framework to

assess whether a

product has a

net-zero ambition. This

framework is based

on the NZAM
initiative’s guidance

on assets

committed to

be managed

in line

with attaining

net-zero emissions

by 2050

or earlier,
as well as guidance

from other industry bodies. From

this we have derived

the following guiding principles when
defining an investment portfolio as having a net-zero

ambition:
–
The

portfolio

has

a

defined

decarbonization

target,

a

commitment

to

increasing

portfolio

coverage

of

SBTi-
verified targets and/or invests in climate solutions

that enable net-zero global GHG emissions

by 2050.
–
The

portfolio

makes

a

contribution

to

the

transition

to

a

low-carbon

economy

where

relevant

companies,
partners, managers, borrowers, tenants

and vendors that are not currently meeting or

aligned with net zero are
the subject of direct or collective engagement

and stewardship actions.
–
Offsets may be used to enable or

support long-term carbon removal where there are no technologically and/or financially viable alternatives to eliminate emissions.
–
Monitoring and annual disclosure of progress

toward portfolio-level targets.
›
Refer to the “Supplement to Environment” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting
, for UBS AG Asset Management’s science-based methodologies

2030 target for the proportion of assets to

be managed in line with net zero

Our

Asset

Management

business

division

set

a

target

aiming,

by

2030,

to

align

20%

of

UBS

AG

Asset
Management’s total

assets under

management (AuM)

with net

zero.
1

Net zero

portfolio alignment

currently focuses
on areas of its business where methodologies exist and there is credible data to support tracking and reporting of our progress, namely active equities, active fixed income, indexed equities and some of our real estate investment activities. We believe, however,

that only a proportion of these assets

can be feasibly managed in ways

that align
with net

zero by

2030, consistent

with their

respective intended

investment objectives,

the needs

of our

clients,
and

market

evolution.

There

is

also

a

portion

of

assets

for

which

there

is

no

currently

agreed

or

accepted
methodology for

net-zero alignment.

These include

asset classes

such as

multi-asset funds, hedge

funds, private
markets,

money

markets,

sovereign

bonds,

and

municipal

issuers.

Portfolio

alignment

will

be

pursued

once
acceptable data and methodology solutions

are identified.
During 2023,

we implemented

revisions to

fund documentation

and investment

management agreements

in certain
products

to

align

with

our

net-zero-aligned

framework. UBS

AG

Asset

Management currently

has

35

available
products being managed in line with net zero,

representing 2.9% of our total AuM.
Our plans for making further progress toward our target include investing in the necessary data and infrastructure
to support

the management

and monitoring

of portfolios,

continuing to

assess net-zero

alignment at

the issuer
level, and our active ownership efforts

toward the transition to a low-carbon economy.

We draw on a wide variety of data sources to inform our assessment of climate-related risk and opportunities

and
recognize that approaches

to achieving net-zero are

likely to develop over time

as both data availability

and quality
continue to improve. Consequently, we also

expect our portfolio alignment approach to

evolve as the transition to
a

low-carbon

economy

progresses

and

as

further

data

and

methodologies

become

available.

For

example,

we
enhanced

our assessment by adding

temperature alignment and

climate solutions approaches,

as well as exploring
how to best incorporate scope 3 metrics into our

data model.
1

This Pre-acquisition UBS aspiration will be reassessed in

2024.

Sustainability Report 2023
| Environment

Helping clients understand net zero
We understand that our

approach to net-zero investing is

determined by our clients’ choices. We

believe that we
have

an

important

role

to

play

in

working

collaboratively

with

our

clients

on

climate

risk

education,

providing
information about

best practices

in climate

risk management,

climate-related opportunities

and approaches

for net-
zero-aligned portfolios.
To

help

our

clients and

other investors

understand the

journey to

net

zero,

as well

as the

range

of options

for
allocating capital that

we offer, we

launched a digital

campaign during 2023

that provides educational

materials
and

thought

leadership

content.

We

are

using

various

media

avenues

available

to

us

to

increase

awareness,
including a

redesigned web

experience, videos

and podcasts,

Adobe campaigns,

and our

social media

platform.
Our

investment

experts

delivered

individualized

education

to

clients

and

prospects

on

specific

components

of
sustainable investing. Some of our

investment approaches include rules-based net-zero strategies, climate-related indexing and factor-based investing.
Net-zero active ownership by UBS AG Asset Management
We recognize

that the transition

of investment portfolios

requires

real-economy emission reductions

and we

see
our

active

ownership

strategy

as

a

powerful

tool

in

influencing

corporate

behavior

to

achieve

real-economy
outcomes. We have

had a dedicated

climate engagement

program in place

for five years

to address climate-related
risks

with

measurable

progress

tracked.

In

2023,

we

applied

a

sector-specific

approach

and

engaged

with
companies from the

following sectors: oil

and gas, electricity

and other utilities,

diversified mining, steel,

chemicals,
and construction material.

We set our engagement objectives and expectations based on company target-setting, decarbonization measures,

capital deployment

and progress

toward stated

commitments. We

also widened

our
engagement coverage to

include the

highest-emitting companies across

our investment universe,

expanding the
range of sectors and geographies we cover.

We have also linked our climate engagement with our voting

actions. In this respect, we clarified our climate and
net-zero expectations

of companies

in our

policy framework.

In 2022,

we outlined

our criteria

for management
say-on-climate proposals. In 2023, we have further evaluated such proposals against the following six key factors:
climate

governance,

net-zero

ambition

and

targets,

quality

of

decarbonization

strategy,

net-zero

performance
alignment, lobbying and policy engagement,

and use of offsets.
›
Refer to the “Supporting opportunities” section of this report for more information about our active ownership approach and climate engagement program
Collaborative engagement by UBS AG Asset

Management
UBS

AG

Asset

Management

is

a

co-lead

and

collaborative

investor

in

Climate

Action

100+,

engaging

with
companies on the initiative’s focus list that are key to driving the global net-zero emissions transition.

In 2023, we
joined,

and

have

been

participating

in

the

Institutional

Investors

Group

on

Climate

Change

(IIGCC)’s

Net

Zero
Engagement Initiative (NZEI), which was set up

to build on and extend

the reach of investor engagement beyond
the Climate

Action 100+

focus list.

This includes

a broader

spectrum of

companies that

are driving

demand for
fossil fuels due

to their business

activities. In 2023,

we were signatories

to a CDP

campaign encouraging

more than
2,000

companies

to

adopt

science-based

climate

targets,

and

co-signatories

to

two

investor-led

letters

to
policymakers encouraging the acceleration of decarbonization goals at state-owned companies.

Sustainability Report 2023
| Environment

Annual disclosure by UBS AG Asset Management
UBS

completed

the

annual

CDP

disclosure

in

July

2023,

including

pertinent

information

about

UBS

AG

Asset
Management.

Since this

disclosure, UBS

AG Asset

Management has

made additional

progress against

our 2030
target as disclosed

above, expanding our

available net-zero product

shelf and further

increasing those

AuM that
are being managed in line with net-zero objectives.
We

also

participated

in

other

industry

and

disclosure

initiatives,

and

the

development

of

regional

best

practice
climate-related

guidance,

such

as

the

new

Swiss

Climate

Scores

(SCS).

UBS

was

part

of

the

working

group
developing

the

SCS,

an

initiative

conducted

by

the

Swiss

government

in

collaboration

with

industry

and

non-
governmental

organizations.

The

SCS

are

based

on

international

standards

and

aim

to

encourage

investment
decisions that contribute

to achieving the

global climate goals.

As the

largest financial institution

in Switzerland,
we are committed

to this transparency

milestone and

were the first

major bank

to launch

SCS reports

for 136

funds
(as of

31 December 2023). In

accordance with the

recommendations put forward

by the

government, our initial
focus is on equities

and fixed income funds

domiciled in Switzerland.

More funds and

products will follow

in 2024.
Available UBS SCS reports for funds can

be viewed on the UBS Quotes

data and information platform. For clients
interested in climate-related topics,

advisors can use the SCS to

demonstrate the climate compatibility

of products,
based on the latest international information

available.
›
Refer to sif.admin.ch/swissclimatescores

for more information about SCS
›
Refer to UBS quotes for more information about UBS SCS reports for funds
Global Wealth Management
Global Wealth Management

is a distributor

of sustainable

investing solutions,

including climate

investing. While

we
recognize that

not every

investor might have

net-zero ambitions or

an affinity

for investing in

the transition to

a
low-carbon economy, we aim to provide a range of options

for private investors and family

offices to address their
own decarbonization

targets where

possible. We

do this

through

allocations to

climate-related

solutions in

our
discretionary mandates

where relevant,

as well

as by

curating climate investment

options for

advisory portfolios.
The focus on providing a

range of credible solutions is

complemented by building investor awareness and

driving
solutions innovation across asset

classes and strategies.

We also

continue to build an

understanding of how best
to integrate climate risk into portfolios.
Extending the range of investment options

and allocating capital
In 2023,

Global Wealth

Management continued

to increase

the number

of investment

solutions across

asset classes
and strategies to support clients’ decarbonization objectives.

We launched a low-carbon single equity module and
a sustainability-focused fund

of hedge funds

solution,

which includes allocation

to climate-focused equity

hedge
strategies, credit options for renewable infrastructure and a carbon markets strategy. We also extended our credit research

coverage

of

individual

green

bonds,

expanding

the

available

universe

for

clients

who

prefer

direct
investments to fund solutions.

We work

closely with

our industry

partners on

developing new

sustainable solutions,

including those

aiming to
address decarbonization. We aim to identify relevant and

compelling investment opportunities and credible tools,
and to

support the

launch of

new solutions

where possible

and relevant

for client

portfolios. We

continue to

believe
that the transition to a

low-carbon economy requires an “all-of-the-above” approach where investments in clean
energy

infrastructure

and

green

technologies

are

complemented

by

effective

and

credible

shareholder

and
bondholder

engagement

with

heavy

polluters

on

decarbonization.

As

such,

we

dedicate

a

portion

of

our
discretionary

portfolios

to

impactful

engagement

strategies,

including

those

that

invest

in

companies

with

the
objective of engaging on decarbonization.
Helping clients understand net zero
Our investment specialists provide

education and training to

advisors, clients and prospects

on various aspects of
sustainable investing

and how

to incorporate

these strategies

into portfolios.

These training

sessions include

general
education

and

discussions

around

decarbonization

and

climate

investing.

We

also

work

with

clients

that

are
interested in setting their own portfolio decarbonization targets or are exploring how to build exposure to carbon markets.

In

addition

to

individual

client

meetings,

we

host

broader

client

events

on

specific

topics

including
decarbonization and climate investing. Our conversations emphasize that investing in the transition is relevant not
just to investors who want to

drive positive environmental impact, but

rather to all investors, given the

importance
of climate change to business models and capital

markets.

Sustainability Report 2023
| Environment

We

also

incorporated

discussions

of

the

investment

relevance

of

climate

and

broader

sustainability

topics

in
publications

for

private

clients

throughout

2023.

We

provided

a

private

investor

perspective

on

emerging
investment opportunities

tied to

the low-carbon

transition, including

both regulatory

and voluntary

carbon markets.
Our

analysts continued

to cover

a

broad range

of longer-term

investment themes

with links

to

the low-carbon
transition, including within energy efficiency, energy transition, clean air and carbon reduction, smart mobility,

the
circular economy,

and the

food revolution.

Other topics

covered include

but were

not limited

to: climate-related
litigation and

regulation, investing in

(and the

role of)

oceans for

climate resilience, and

progress on

key climate
objectives. We activated this content

both internally and externally through

a variety of channels,

including video
content, social media campaigns, podcasts in

collaboration with industry partners, and an

active presence on our
webpage.
Engaging with the wider industry
As an

asset allocator, Global

Wealth Management

is an

active participant

in industry

forums to

help raise

awareness
of

the

needs

of

private

investors

and

family

offices

when

it

comes

to

climate-related

investing.

This

includes
feedback to

regulators on

climate-related transparency

and disclosures,

as well

as working

groups with

industry
peers, such

as within

Swiss Sustainable

Finance (SSF)

and the

Global Impact

Investing Network

(GIIN), and

engaging
with fund management partners.

We

continue

to

see

a

greater

focus

on,

and

demand

for,

transparency

and

disclosure

around

climate

and
decarbonization, and

we participate

in dialogue with

industry and

regulators on

these topics.

Given the importance
of transparency to private investors on new and emerging investment solutions around the low-carbon transition, we collaborated and provided

inputs for the initial and

ongoing development of the

SCS. Since the introduction

of
the SCS,

we have

informed advisors

on the

content and

how to

deliver the

information to

clients that

are interested.
We also make the reports published

by UBS AG Asset Management and

third-party managers on our platform (if
available) available through

our UBS Quotes platform

– and we will

continue efforts to

make this information

more
easily accessible in

our digital environments.

We also published

our first Principal Adverse

Impacts report to

provide
transparency on offerings

for investors

at selected

UBS legal

entities within

the scope of

the Sustainable

Finance
Disclosure Regulation (SFDR), including key metrics

on the climate footprint of our investments.
2024 and beyond across our investing activities
Following the acquisition of the

Credit Suisse Group, we have

undertaken an extensive review of

our approaches
to setting

decarbonization targets,

to reflect

the activities

of the

combined organization

and evolving

standards and
methodologies.

Based

on

this

assessment,

we

will

deliver

a

revised

2030

target

in

2024,

which

will

cover

the
combined UBS and

Credit Suisse Asset

Management business. Consequently,

the Credit Suisse Climate

Action Plan
published in December 2022 will be withdrawn in its entirety in 2024. Additionally,

we are enhancing an in-house
framework post Credit Suisse integration that

delineates our key transition levers in investing.

›
Refer to “Appendix 3 – Entity-specific disclosures for Credit Suisse AG” in the appendices to this report for progress made towards Credit Suisse’s target on reduction

of investment-associated emissions

Sustainability Report 2023
| Environment

Reducing our environmental impact
A key element of our commitment to contribute toward a lower-carbon future is minimizing our own operational
footprint and supporting

our employees, clients,

suppliers and investors

in the

decarbonization of their

activities.
That is

why we aim

to report

accurately on

our efforts

to decrease

GHG emissions.

The environmental

areas we
focus on in particular are energy, water,

paper, waste and travel.
For 2023,

we are

disclosing the

environmental footprint

of the

joint operations

of UBS

Group, including

Credit
Suisse, unless otherwise

stated.

Due to the acquisition

of the Credit Suisse

Group, we have

reviewed our combined
portfolio and building

strategy which in turn

has affected the timeline

of our ongoing initiatives

across the regions.
A further significant challenge in

2023 was the alignment

of reporting methodologies for the

Group’s quantified
impact on the environment. While both entities had previously reported in line with the GHG Protocol,

there were
notable differences in the scopes, processes

and tools.
Environmental focus areas
Energy reduction and sustainable buildings
We enhanced

our efforts

to reduce

operational

energy

consumption

and optimize

our corporate

real estate

portfolio.
In

2023,

we

lowered

energy

consumption
1

by

8%

compared

with

2022.

Several

initiatives contributed

to

this
reduction,

for

example,

investing

in

more

sustainable

buildings

and

upgrading

existing

buildings

by

switching

to
energy-saving LED lamps

and modernizing heating systems and pumps.

We opted to disclose only renewable electricity in line with RE100 in this report as we are committed to achieving
100%

sourcing

according

to

this

high

standard

across

the

combined

group.

Due

to

the

increased

real

estate
portfolio

globally,

and

limited

supply

in

certain

markets,

we

were

able

to

procure

96%

renewable

electricity
according to RE100’s guidelines. Keeping with our high sustainability ambition, we will analyze a feasible timeline for 100% RE100 compliance during 2024 and review our purchasing strategy to define acceptable quality criteria on the way to full compliance.

In support of

the RE100 ambition,

we are increasing

our onsite electricity

production through

photovoltaic systems.
In

Switzerland,

we

expanded

the

existing

photovoltaic

installation

at

our

Wolfsberg

Conference

Center

and
increased our

panel

coverage on

another

building to

generate an

additional annual

122

MWh

and

123 MWh,
respectively. We are in

the process of increasing

the number of power

purchase agreements (PPAs) in Asia

Pacific
and are in advanced discussions about virtual

power purchase agreements (vPPA) in the

Americas.

In 2023, we achieved certifications for multiple locations across our global operations,

aligned with internationally
renowned green-building standards.

Two of our offices in Shenzhen,

China, attained the
Leadership in Energy and
Environmental

Design

(
LEED)

Platinum

certification

in

2023,

while

our

office

in

New

Jersey

received

the

WELL
Platinum certification. In Hong Kong SAR, all offices

received accreditation from the Hong Kong

Quality Assurance
Agency for Green Banking

Practices in Office Operations,

making us the first international

bank in the city to reach
this milestone.

Elsewhere in

Asia Pacific,

we designed

and fully

implemented a

new internal

benchmark to

rate
potential real estate options based on

their environmental impact and sustainability. This benchmark was built on
foundations from

international standards,

such as

LEED and

the Building

Research Establishment

Environmental
Assessment Method (BREEAM) and Green Mark.
Reducing waste, paper and water
In 2023,

we reduced

our landfill

waste by

21% compared

with 2022,

resulting in

a decrease

of approximately

546
metric tons globally. Our efforts regarding waste

center on reducing overall waste and

improving recycling rates. We
implemented

various

solutions, including

composting organic

and

commercially

compostable

materials

to generate
energy and other by-products. Simultaneously, we upgraded

our recycling facilities while concurrently optimizing

the
recycling process for furniture and the use of paper hand towels. In our efforts to achieve our ambition of zero waste to landfill,

we rolled

out a

pilot program

for one

site in

each region

and also

eliminated takeaway

packaging at

selected
locations. Despite these efforts, we have seen a waste increase per full-time equivalent of 16% compared with

2022.
During 2024

we will

identify measures

to help

break this

trend. In

light of

the integration

of Credit

Suisse, we

will
review our efforts and targets

for waste across our combined

real estate portfolio. UBS

Group works with third parties
to

manage

the

waste

generated

by

our

organization.

Our

ISO

14001

environmental

management

program

and
additional contract spot checks

ensure that our waste

management partners operate in

accordance with contractual
and legislative obligations.
1

Includes all energy consumption reported for

UBS Group

Sustainability Report 2023
| Environment

Paper consumption per full-time

employee increased by 27%

compared with 2022,

despite the launch of

several
awareness campaigns with our

employees and our ongoing

efforts to reduce the

number of printers in our

offices.
Of the total amount of paper used, 65% was

either sourced as recycled or was certified

by the Forest Stewardship
Council

or

equivalent

labels.

These

measures

help

reduce

the

environmental

impacts

associated

with

paper
production and manufacturing processes,

such as deforestation or energy usage.

Water conservation is

a critical priority,

its importance being

amplified by severe

droughts and global

water scarcity.
To enhance

water efficiency

in our

facilities we

expanded our

office’s environmental

programs,

for example,

by
monitoring water use and

optimizing flushing times and

overflow management.

Whilst implementing measures

to
the contrary,

we currently

see an

increase in

water use

by 17%

compared to

2022. This

is part

of the

rebound effect
from the pandemic years when water consumption

dropped to a minimum.

Travel
In our ongoing commitment

to advance sustainability

in business travel, we

focused our efforts on three key

areas:

–
Strengthening

our

reporting

with

the

enhanced

carbon

intensity

metrics,

thereby

providing

comprehensive
insights into travel-related emissions, both before

and after trips, to measure and manage our

travel footprint.

–
Updating

our

travel

policy

to

encourage

employees

to

opt

for

eco-friendly

transportation

options

whenever
possible.

In

addition,

strengthening

our

partnerships

with

hotels

that

have

embraced

sustainable

practices,
marking them prominently with green flags at the point of

sale to help our staff make informed

and conscious
choices.

–
Continuing to

purchase high-quality carbon

offsets that

correspond with

100% of

our air-travel

emissions for
UBS Group excluding Credit Suisse.
Biodiversity
We have taken steps

to protect biodiversity across

our offices, mitigate the

impact of our

operations on nature and
raise awareness

among our

staff. For

example, installing

green roofs

at selected

office locations,

combined with
employee volunteering activities, such as Clean-Up Day and a program to highlight the critical role of

bees to our
natural ecosystem,

served to shine a spotlight on the critical

role of biodiversity.

›
Refer to the “Appendix 2 – Environment” in the appendices to this report for more information on our approach to nature
Impacts from our value chain
In addition

to supplier

engagement, we

also worked

to quantify

and manage

our relevant

scope 3

emissions related
to our operations.

While further

work is required, we

are already providing

increased transparency on

these efforts.

›
Refer to “Monitoring the environmental impact of our supply chain” below and to the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting
, for more information

Our environmental management system
All UBS

Group excluding

Credit Suisse’s

environmental activities,

including the

entire scope

of products,

services
and in-house

operations, are

subject to

our environmental management

system (EMS),

which we

run in

accordance
with ISO 14001:2015. UBS Group excluding Credit Suisse and Credit Suisse separately successfully passed the ISO
14001 audits every

year since implementation,

including in 2023.

In the

EU and the

UK, our

activities (excluding
those

of

Credit

Suisse)

are

certified

according

to

the

ISO

50001:2018

energy

management

system

standard.
Information on our GHG emissions and underlying information (energy, water,

paper, waste, recycling

and travel)
is also included

in our yearly

GHG emissions report

prepared in

accordance with the

ISO14064 1:2018 standard.
This report is subject

to yearly external

verification in accordance

with the ISAE 3410

standard and also considering
the ISO 14064 3:2019 standard.
These

sets of

extensive audit

standards ensure

the appropriate

policies and

processes are

in

place, both

for the
management

of

environmental

and

energy

topics

within

our

operations

and

for

affirming

their

daily
implementation.

Sustainability Report 2023
| Environment

Use of carbon offsets and carbon removal credits
During

the

transition

towards

our

decarbonization

goals

and

as

part

of

our

beyond-value-chain mitigation

we
continue to

purchase high-quality

carbon offsets

at an

equivalent volume

to match

our net scope

1 and 2

emissions
from our

own operations,

as well

as our

scope 3

air-travel

emissions. These

are verified

against either

the Gold
Standard,

or

Verra

VCS

plus

the

Climate,

Community

and

Biodiversity

Standard

which

certifies

the

additional
contribution to

Sustainable Development

Goals (the

SDGs) beyond

the carbon

impact. In

addition, our

carbon offset
commitments undergo internal quality

checks with our Sustainability and Climate

Risk unit.
In 2023,

for UBS

Group excluding Credit

Suisse, we continued

to apply

an internal carbon

price of

USD 400 per
metric

ton

for

scope

1

and

2

emissions

in

our

capital

investment

business

cases

in

order

to

incentivize carbon
reductions - for

example by replacing fossil-fuel

heating systems. The cost

reflects the blended mix

of permanent
carbon

removals

required

to

neutralize

any

residual

emissions

that

cannot

be

otherwise

abated.

We

continued
working

with

our

partners

Climeworks, Neustark

and

NextGen

to

support

their

efforts

to

provide

scalable and
effective solutions in the market and expect to

start receiving the first carbon removal credit

deliveries in 2025.
Environmental targets and performance in our operations (UBS Group)
1
GRI
2
2023
Target
2025 Baseline
3
% change
from baseline
Progress /

Achievement
4
2022 2021
Total net greenhouse gas emissions (GHG footprint) in t CO
2
e
5
305
168,688
n/a
6
359,360 -53 green 169,144 133,243
Scope 1 and net scope 2 greenhouse gas emissions

in t CO
2
e 305
48,522
0 145,911 -67 amber 61,627 59,889
Energy consumption in GWh 302
797
-15% 1,064 -25 green 866 899
Share of renewable electricity 302
95.6%
100% 76.6% 25 green 91.1% 92.3%
Paper consumption in kg per FTE
7
301
34.1
-50% 54.9 -38 amber 26.9 35.9
Share of recycled and FSC paper 301
65.1%
100% 63% 3 amber 52.7% 61.2%
Waste in kg per FTE
7
306
77.1
-10% 133.5 -42 green 66.3 69.3
Zero waste to landfill
8
306
21.4%
0% 31.6% -32 amber 30.5% 22.2%
Waste recycling ratio 306
57.7%
60% 50% 15 amber 52.2% 61.5%
Water consumption in m m³ 303
1.22
-5% 1.33 -8 green 1.04 0.84
Legend: CO
2
e = CO
2

equivalents; FTE = full-time employee; GWh = gigawatt hour; kWh = kilowatt hour; km = kilometer; kg = kilogram;

m m³ = million cubic meters; t = metric ton
1

Detailed environmental

indicators are

available at
www.ubs.com/environment
. Reporting

period 2023

(1 January

2023 -

31 December

2023).

2

Reference to

GRI Sustainability
Reporting Standards (see also
www.globalreporting.org
).

3

Baseline year 2019.

4

Green: on track; Amber: improvements required.

5

GHG footprint equals gross GHG emissions
minus GHG reductions from renewable energy (gross GHG emissions include:

direct GHG emissions by UBS Group; indirect GHG emissions associated with the generation of imported
/ purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal).

6

Net-
zero target 2050.

7

Non-significant deviations due to summing and

rounding may occur.

8

FTEs are calculated on monthly / quarterly

average basis as applicable and include FTEs
which were employed through third parties on short-term contracts.

9

In locations where UBS Group has influence and where alternatives are available.

Sustainability Report 2023
| Environment

Engaging in sustainable technology
The

Group-wide

Sustainable

Technology

Guild

(the

STG)

aims

to

raise

awareness

of

sustainable

technology
initiatives among

our technology

teams and

accelerate the

execution of

strategic plans

that will

have a

positive
environmental

impact

through

technology

optimization.

The

STG

also

contributes

by

rethinking

ways

that

we
develop and deploy applications, store data and manage our infrastructure. The STG remains primarily focused on
energy consumption

by the

UBS technology

estate, in

addition to

e-waste and

use of

precious

metals. The

STG
achieved major milestones in 2023:
– 50% energy savings from UBS Workspace migration;
–
50% energy savings resulting from Azure Kubernetes

Service (AKS) optimization in Group Finance;

and

–
Sustainable Fundamental training completed

by over 1,000 staff UBS Certified Engineers.
The STG has focused on four distinct tracks,

all of which are sponsored by our senior management:
–
optimization of our

on-premises technology estate to

support more energy-efficient

consumption, by ongoing
decommissioning

of

unused

and

power-intense

technology

components,

as

well

as

changes

to

hours

of
operation;
–
application development

with sustainability

in mind,

achieved by

providing transparency,

using near

real-time
metrics, to application owners about the environmental

impact of their applications;
–
execution of our

Cloud First strategy

and continuous adoption

of our primary strategic

Cloud partner, Microsoft;
–
running internal

campaigns to

encourage employees

in archive

management of

the applications

and systems
that they are accountable for; and
–
building sustainable technology knowledge

through focused training.
Heading into 2024, the STG will also focus on:
–
continuing to raise

awareness through a

refreshed and re-launched

campaign to all

UBS Group technology

staff;

–
taking

a

structured approach

to

identifying

and

implementing energy

saving initiatives

using

public

cloud to
target cost and energy savings, modelled on the

FinOps approach, also known as

‘GreenOps’; and
–
a renewed focus on Measurement & Tooling,

based on lessons learned in this area.
Across all these

initiatives, we continue

to upgrade our

technology infrastructure with

newer and more

efficient,
market-leading

infrastructure

and

technology

vendors,

moving

some

technology

platform

workloads

from

on-
premises and

private cloud

servers to Microsoft

Azure.

In some specific

use cases,

this has yielded

energy reductions
of up to 30%. This

year, our technology

sustainability partnership with

Microsoft has continued

to strengthen with
executive briefings and workshops conducted

to discuss areas of collaboration and paths

forward.
We are

a Steering

Member of

the Green

Software Foundation

(GSF) and

continue to

partner closely

with other
member organizations on

a number

of open-source projects

that are

exploring ways of

reducing emissions from
large technology

estates. In

2023, GSF

attained the

ISO accreditation

of the

Software Carbon

Intensity Specification
(SCI) – a measure of software-related energy usage

that was trialed on two applications at

UBS.

Sustainability Report 2023
| Environment

Monitoring the environmental impact of our supply
chain

In line with our net-zero ambition, we are strengthening sustainable practices and engaging
with our suppliers on climate information disclosures to create transparency and
commitment to reducing GHG emissions within our supply

chain.
In

2023,

we

invited

440

vendors,

which

accounted

for

67%

of

our

annual

vendor

spend,

to

disclose

their
environmental performance through CDP’s Supply Chain Program. We implemented a structured communication
plan and conducted

webinars to

guide our vendors

through the disclosure

process and

requirements to

ensure they
understood the need for, and importance of, declaring their emissions and committing to their own 2050-aligned net-zero goals.

70%

of

the

invited

vendors completed

their

climate

disclosures

via

the

CDP

platform.

The

number

of

vendors
completing disclosures increased by 74% from 176

in 2022 to 307 in 2023.

We have also established a baseline for supply chain vendor scope 3 emissions (categories

1 and 2 vendor-related)
of 1.13 million metric tons of CO
2
e for financial year 2023.

We identified GHG

key vendors

(defined

by us as

those vendors that

collectively account for

more than 50%

of our
estimated vendor GHG emissions) in order

to focus our efforts on the highest-impact

vendors.

In 2023, we revised
and updated the

list of GHG

key vendors from

83 to 95

to include Credit

Suisse vendors. We

are engaging with
our GHG key

vendors, for 100%

of them to

declare their emissions

and set net

zero-aligned goals by

2026, and
reduce their

scope 1

and 2

emissions in

line with

net-zero trajectories

by 2035
1
. We

met with

all

our GHG

key
vendors,

shared

formal

guidance

through

our

vendor

climate

information

declaration

guideline

and

developed
tailored engagement plans, based on the vendor’s maturity. In 2023, 65% of our GHG key vendors declared their emissions on CDP and also set 2050-aligned

net-zero goals.

1

In 2024, we may review our targets for GHG key vendors for the combined organization and alignment with latest guidance.

Our GHG key vendors are those
vendors that collectively account for more than 50%

of our estimated vendor GHG emissions.

Sustainability Report 2023
| Environment

Initiating focused

emissions-reduction initiatives,

we partnered

with vendors

that provide

services from

offshore
development centers

(ODCs) to

foster responsible

and sustainable

practices in

those facilities.

Our approach

is based
on proactive

engagement with

these vendors

to reduce

their environmental

impact. To

ensure transparency

and
accountability, we have established contractual agreements with six of our ODC vendors to disclose their scope 1,
2 and 3 emissions and commit to achieving net zero by 2050. In addition, we have established three categories of
supplementary

requirements

for

these

ODC

vendors:

energy

efficiency,

waste

management

and

paper
consumption.

Our requirements include LEED Gold

certification (or equivalent) for any

new premises, a transition
to 100% renewable electricity by

2030, waste recycling goals and

a commitment to use sustainable paper. These
will be rolled out to Credit Suisse ODC vendors

in 2024 and 2025.
We also collaborated with one of our IT software development services providers to train up 76% of this vendor’s software engineers

who are

engaged in

providing services

to us

on GSF

certification. The

training serves

as a

catalyst
for software

developers to

learn environmentally-conscious

coding practices,

which in

turn accelerates

the reduction
of carbon

emissions from

software. By

providing developers

with specialized

knowledge and

skills in

sustainable
software

development,

they

are

empowered

to

create

code

for

UBS

that

is

inherently

energy-efficient

and
environmentally responsible.
›
Refer to our vendor climate information declaration guideline, available at ubs.com/suppliers
›
Refer to the “Supplement to Environment” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting , for more information on methodologies applied

Sustainability Report 2023
| Environment

Managing the risks of climate change to our business

We define sustainability and

climate risk as the risk that

UBS negatively impacts, or is

impacted by, climate change,
natural capital,

human rights,

and other

environmental, social

and governance

(ESG) matters.

Sustainability and
climate risks may

manifest as credit,

market, liquidity business

and non-financial risks

for UBS, resulting

in potential
adverse financial, liability and

reputational impacts. We manage

sustainability and climate risk

within a dedicated
risk management

framework. In

2023 we worked

to revise this

framework and

our processes

across UBS,

following
the acquisition of the Credit Suisse Group AG.
›
Refer to the “Managing sustainability and climate risks” section of this report for further details

Sustainability Report 2023
| Social

Social
People and culture make the difference
Driving sustainable performance

We are dedicated to being

a world-class employer and a

place where people can unlock

their full potential. With
more

than

115,000

employees

working

in

52

countries,

our

global

presence,

expertise

and

range

of

business
activities help us to make a positive difference

for our clients, colleagues and communities.

Our employees execute

our business strategy

and deliver the

products and services

our clients need. This

is why we
invest

in

our

people,

aiming

to

attract,

develop

and

retain

employees

with

the

diverse

skills,

capabilities,
backgrounds and experiences that can enable us to

achieve our goals.

Good corporate citizenship

principles are embedded

into our employment

practices, for

example in the

benefits we
offer, our fair

pay practices, and

our commitment to

increase

our workforce diversity.

As a founding

member of the
World

Economic

Forum’s

Good

Work

Framework,

we

partner

with

like-minded

companies

to

develop

and
implement metrics that support high-quality

work worldwide.
›
Refer to “Driving social impact” in this section for information about our community impact and employee volunteering activities
As part of the integration of Credit Suisse, we examined

our people management landscape. Our analysis

showed
that nearly

all of

Credit Suisse’s workforce

and demographic data

is compatible

with ours,

allowing us

to report
consolidated figures

in this

report, unless

otherwise stated.

We are

particularly focused

on the

alignment of any
outlying people-related frameworks, policies,

programs, processes and data.

›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about our workforce

Sustainability Report 2023
| Social

The three keys and our corporate culture
Our culture

is the

foundation of

our identity,

and it

defines how

we work

together every

day. It

is based

on our
three

keys

to

success:

our

Pillars,

Principles

and

Behaviors.

These

keys

drive

our

business

decisions

and

people
management processes.

In the second

half of 2023,

familiarizing our

new colleagues

with our three

keys to

success
and building a

unified culture across our

combined organization

were top priorities.

To support this process,

during
2023, we

established a

forum to

focus on

culture integration

which is

chaired by

the Head

Group Human

Resources
and Group Corporates Services and composed of senior

management representatives and select external advisors,
to oversee culture integration across our firm.
›
Refer to the “Governance” section of this report for more information on key governance bodies pertaining to ESG matters
Culture-building behavior

is promoted

through a

number of

Group-wide, divisional

and regional

initiatives. One
example is

Three

Keys on

Air.

In

2023,

this

Group-wide series

highlighted key

aspects of

our

culture,

including
maximizing

performance,

psychological

safety

in

high-performing

teams,

and

improving

risk

management.

In
addition, the
Group Franchise Awards (GFA)

program recognized employees for cross-divisional collaboration and suggesting innovative

or simplification

ideas. In

2023, more

than 1,800

ideas were

submitted for

consideration.
The

global

peer-to-peer

appreciation

program

(called

Kudos)

makes

it

easy

for

employees

to

recognize

and
appreciate their colleagues’

above-and-beyond behavior,

serving to promote excellence and increase engagement
and

employee

satisfaction.

In

2023,

our

employees

gave

nearly

439,000

Kudos

recognitions.

Credit

Suisse
employees participated in Recognizing and Valuing Excellence (RAVE), a similar peer-to-peer recognition program.
The GFA program and Kudos will be rolled out

to the entire organization starting in 2024.
›
Refer to ubs.com/global/en/our-firm/our-culture.html

for details about our three keys to success
Hiring, developing and retaining talent
How effectively we attract, develop and retain a talented workforce is reflected in our long-term success.

In 2023,
we hired a

total of 11,435 external candidates across the

Group, and developed more

than 3,720 graduates and
other

trainees,

apprentices

and

interns

in

programs

around

the

world.

The

combined

organization

is

a

major
apprenticeship provider in

Switzerland, and

we actively

promote multi-year

apprenticeship programs in

Switzerland
and the UK, along with summer internship programs and work-study programs in the

US, EMEA, Asia Pacific and
Switzerland.

›
Refer to the Supplement to the UBS Group Sustainability Report 2023 or to ubs.com/global/en/careers/awards.html for employer ratings and recognitions
We are committed to hybrid-working options wherever possible. In 2023, most of our employees were eligible to
work

partially

from

home, depending

on

their

role,

regulatory

restrictions

and

location,

as

well

as

divisional or
functional requirements. Pre-acquisition

UBS and

Credit Suisse

Group already had

similar programs in

place, and
these will be

aligned over the course

of the integration. For

those with hybrid-working arrangements, regular

in-
office days promote team building, collaboration and a sense of belonging,

all of which are key to integrating our
businesses and shaping

a unified

identity and culture.

Hybrid-working arrangements, along

with options such

as
flexible locations or hours, part-time

working, job sharing and partial

retirement help employees thrive

throughout
their careers, while

attracting a wider

range of candidates

and making us

an even more

adaptive and responsive
company.
Talent management
We take a systematic approach to talent management. Annual talent and succession reviews help ensure that we
have strong talent pipelines and

succession plans. We aim to

create a culture of

cross-divisional and international
mobility for

early-career talent,

mid-career professionals

and senior

leaders. Group-wide

talent programs

are offered
across the

organization,

and supplemented by

specific programs in

the business divisions,

functions and regions.
Programs

range

from

those

targeting

senior

leaders

to

junior

talent,

in

addition

to

those

open

to

women

and
employees

from

diverse

backgrounds.

To

support

line

managers,

we

offer

targeted

development

for

new

line
managers and those who

want to improve on various

aspects. Regular leadership events

align business heads with
our strategy and further our corporate and

cultural integration.
Internal mobility

is a

key component

of talent

management, with

line managers

expected to

support individual
development and job mobility. In 2023, we filled many of our roles with internal candidates
1

– 38.8% of all hires,
40.5% of all female hires, 30.9% of UK ethnic

minorities hires and 31.4% of US

ethnic minority hires.
1
Internal candidates

refers only

to UBS and

Credit Suisse employees

moving internally.

Credit Suisse

employees moving to

UBS are not

considered to

be internal
mobility but rather external hires.

Sustainability Report 2023
| Social

Employees

can

explore

career

paths,

search

for

jobs

and

short-term

rotation

opportunities,

and

connect

with
mentors on our Career Navigator platform. In 2023, more than 44,000 employees of UBS Group excluding Credit
Suisse accessed

our internal

job board,

313 participated

in a

short-term rotation

opportunity, and

1,056 participated
in mentoring relationships.

Credit Suisse employees

are expected to

have full Career

Navigator access during

2024.
We deliver internal training and development via our
UBS University

platform. Our offering includes client advisor
certification

and

regulatory,

business,

and

line

manager

training,

alongside

modules

on

topics

such

as

culture,
sustainable finance, data literacy, and well-being. In addition,

our learning experience platform makes AI-powered
training recommendations

based on

an employee’s

needs and

interests. Credit

Suisse employees

transitioned to
the
UBS University

platform in January 2024. UBS Group excluding Credit Suisse invested approximately

USD 92.7
million in

training in

2023, with

permanent (UBS

Group) employees

completing more

than

2.3 million

learning
activities (including

mandatory training

on compliance,

business, and

other topics).

This was

an average

of 1.91
training days per employee.
Performance management
Our

performance management

approach

reflects

our

strategy

and

supports

our

high-performance culture.

The
Objective-setting process fosters accountability with objectives focused on outcomes to align

the organization on
what

matters

most.

To

support

appropriate

management

of

risks

and

a

strong

and

proactive

risk

culture,

all
employees

set

a

risk-related

objective.

Further,

we

consider

both

performance-

and

behavior-related

objectives
because we value

not only “what” an

employee accomplishes

but also “how”

they accomplish it

and demonstrate
our behaviors – accountability with integrity, collaboration, and innovation.
An embedded Feedback

app allows employees

to easily give

and receive feedback

in real time throughout

the year,
supporting continuous improvement. We counted more than 296,330 instances of feedback across the combined
organization by the end of 2023, and 100%

of eligible employees received a performance

review for the year.
Self-

and

line

manager

reviews,

along

with

additional

management

discussions

to

validate

performance,

help
support fair and transparent

decision-making. Line managers play

a key role in the quality

of our approach and

are
ultimately responsible for year-end performance

decisions. Leaders at all levels are also expected

to role-model our
House

View

on

Leadership.

Its

principles

are

integrated

into

all

of

our

core

HR

processes,

including

hiring,
performance management, training, succession

planning, and promotions.

For

2023

year-end, we

ran a

combined

fully integrated

performance management

approach for

all

employees,
including our

Credit Suisse

colleagues. Supporting

a one-bank

employee experience

helps all

employees understand
what matters most to drive a sustainable high-performance culture. The completion of our year-end approach is a significant milestone for our organization

and a success that accelerates our cultural

integration journey.
Employee engagement
Our

employees

want

to

be

heard

and

are

involved

in

shaping

their

daily

experience.

As

such,

we

provide
opportunities

throughout the

year for

them to

share their

views and

to connect

with management

on topics

ranging
from strategy and engagement to the work environment.
In 2023,

we conducted

employee lifecycle

surveys, in-depth

analyses of

specific business

issues, and

“pulse” surveys
to learn

about employees’

views and

concerns. One

such pulse

survey, conducted

across the

combined organization
in

November

2023,

showed

high

levels

of

psychological

safety,

respect,

collaboration

and

empowerment.

In
particular, 87% of

respondents reported experiencing a

professional and respectful work

environment, and 83%
reported that their function

collaborates well with different areas.

Further, 77% of respondents

felt empowered to
make decisions

and

86% felt

able

to speak

up

and raise

concerns
2
. All

of these

results

are

above the

financial
services benchmark
3
.
Employee feedback

in 2023 also

included virtual

focus-group sessions

with more

than 5,000 participants

across the
combined organization. Those conversations, along with feedback received through our internal communications
channels and

various events,

allowed employees

to

share their

perspective and

insights on

the integration,

and
provided employee sentiment data points to

track progress.
2
Result shown is

the sum of “strongly

agree” and “agree” scale.

Questions: 1) In my

business division or

function, we provide

a professional and

respectful work
environment, 2) Where I work, we

collaborate well with different areas,

3) I'm empowered to

make appropriate decisions in

my job and 4) I am

able to speak up
and raise concerns if I see things I consider

to be wrong
3
Benchmarks provided by Ipsos Karian and Box

as of Q3 2023

Sustainability Report 2023
| Social

In addition, a dedicated online integration hub, accessible

to both UBS and Credit Suisse employees from the date
of

the

legal

close,

enabled

us

to

communicate

key

strategic,

organizational

and

operational

decisions

and
information, and

to start

building a

unified identity

and culture.

Initiatives like

our regular

“Ask the

CEO” event
gave employees the chance to learn about (and

ask questions on) topics such as strategy

and direction.
Employee representation
In

addition

to

seeking

out

employee

feedback,

we

maintain

an

open

dialogue

with

our

formal

employee
representation groups. We have European works councils representing 17 countries and consider topics related to our performance and operations. Local works councils (such as the UBS Employee Representation Committee and the Credit

Suisse Staff

Council in

Switzerland) discuss

benefits, workplace

conditions and

redundancies, among
other topics. Collectively, these groups represent approximately 51.5%

of our global workforce.
Where applicable, our operations are subject to collective bargaining agreements (CBA). Benefits are aligned with local markets and often go beyond legal requirements

or market practice.
Fair and equitable pay

Fair

and

consistent

pay

practices

are

designed

to

ensure

that

employees

are

appropriately

rewarded

for

their
contribution. We pay for performance, and

we take pay equity seriously.

We have embedded clear commitments
in our global compensation

policies and practices.

We regularly conduct internal

reviews and independent external
audits on

pay equity, and

our statistical

analyses show

a differential between

men and

women in

similar roles

across
our major locations of less than 1%.
In 2020,

we completed

an equal

pay analysis

in Switzerland,

as required

by the

Swiss Federal

Act on

Gender Equality.
The results

confirmed that

we are

fully compliant

with Swiss

equal pay

standards. Beginning

in 2020,

Pre-acquisition
UBS was

certified (through

2023) by

the EQUAL-SALARY

Foundation
4

for our

HR practices,

including compensation,
in

Switzerland,

the

US,

UK,

the

Hong

Kong

SAR

and

Singapore,

covering

more

than

two-thirds

of

our

global
employee population.

All of our HR policies are

global, and we apply the

same standards across all

locations. Furthermore, we review

our
approach and policies

annually to support

our continuous improvement.

In 2023, we

fully integrated former

Credit
Suisse Group

employees into

all of

our fair

pay practices

and continued

to monitor

and improve

our pay

equity
position in our leading countries.
We also aim to

ensure that all employees

are paid at least

a living wage
5
. We regularly assess employees’

salaries
against local living wages,

using benchmarks defined

by the Fair Wage Network.

Our analysis in 2023

showed that
employees’ salaries were at or above the respective

benchmarks.

›
Refer to our UBS Compensation Report 2023 at ubs.com/annualreporting and to ubs.com/diversity for our 2023 UK
Gender & Ethnicity Pay Gap report
Environmental, social and governance (ESG)

objectives in the compensation process
Our compensation

determination process

considers ESG

objectives in

objective-setting, performance award

pool
funding,

performance

evaluation

and

individual

compensation

decisions.

ESG-related

objectives

have

been
embedded

in

our

Pillars

and

Principles

since

they

were

established

in

2011.

In

2021,

we

introduced

explicit
sustainability objectives in

the non-financial category

of the Group CEO

and GEB performance

scorecards. In 2023,
we

further

enhanced

the

GEB

performance

scorecard

framework

by

establishing

separate

Environmental

&
Sustainability and

People &

Governance categories.

The objectives

in these

categories are

linked to

our sustainability
priorities,

and

their

progress

is

measured

via

robust

quantitative

metrics

and

qualitative

criteria.

Sustainability
objectives are assessed

for each

GEB member

on an

individual basis,

directly impacting

their respective

performance
assessments and compensation decisions.
The determination of the Group performance award pool funding also takes into account ESG factors. Aside from
financial performance,

an assessment

of progress

is made

against objectives

linked to

our focus

areas of

Planet
(including climate-related

goals), People

(including progress

made against

our diversity

aspirations) and

Partnerships,
alongside other key non-financial considerations.
4
For more information on the gender certification,

refer to the
EQUAL-SALARY Foundation website
5
Excluding our US financial advisor staff (as their

compensation is primarily based on a formulaic

approach).

Sustainability Report 2023
| Social

Therefore,

ESG

is

taken

into

consideration

when

the

Board

of

Directors’

Compensation

Committee

assesses
performance and compensation

for GEB members.

Additionally, the assessment

impacts the

overall performance
award pool for the Group. Going forward, we will continue to review and refine the role of ESG considerations in our performance

and compensation

framework to

ensure they

remain aligned

to our

strategic priorities

and the
sustainable growth of shareholder value.
›
Refer to “GEB performance assessments”

in the UBS Compensation Report 2023 for more information
›
Refer to “Our focus on sustainability and climate,” “Employees,” and “Social impact” in our UBS Group Annual
Report 2023 available on ubs.com/annualreport

for more information
›
Refer to ubs.com/sustainability-reporting

for more information about ESG-related topics
Employee support
We are committed to being a responsible employer, and that includes supporting our employees’ health and well-
being. Social, physical, mental and

financial well-being elements are woven

into our HR policies

and practices, as
well as

into employee-focused initiatives to

increase awareness

and educate employees

on how

to improve

their
well-being. Supporting employee health and well-being remained a priority in 2023. Resources to support holistic well-being

included

a

range

of

programs,

benefits

and

workplace

resources,

along

with

a

bespoke

eLearning
curriculum that aimed

at helping our

employees manage their

health, foster well-being,

strengthen their resilience,
and support the sustainability of the organization. For example, in the first part of 2023, UBS became a

founding
partner of #WorkingWithCancer to improve our support

for employees impacted by cancer.

During the second half of

2023, we focused on helping

our employees across the

combined organization adapt to
changes related to the integration of Credit

Suisse.

In this context, we expanded our offering

to include guidelines
and instructor-led

sessions on

managing organizational

change, uncertainty,

and resilience.

Credit Suisse

employees
also had access to holistic personal health

coaching support.
Benefits and assistance

All

our

employees

have

access

to

competitive

benefits, such

as

healthcare,

well-being and

retirement

benefits,
insurance (such as

life and disability

insurance), and flexible

leave policies. Benefits

are set

in the

context of local
market practice and are regularly reviewed for competitiveness.
Employee assistance programs and internal

teams help employees and

their family members manage personal

or
work-related issues

that may

affect their

well-being.

UBS Group

excluding Credit

Suisse’s absentee

rate in

2023
was 1.9% globally and Credit Suisse’s absentee rate was 2.3% in Switzerland
6

of total scheduled days, according
to the number of illness or accident absences

recorded in the respective self-service HR tools.
In 2023,

we announced

that the

social plans

or severance

payments at

UBS and

Credit Suisse

in the

respective
countries will be

aligned to ensure

that all employees

are treated equally.

The terms of

the social plans

or severance
payments are harmonized according to a

“best of both” principle to support employees

affected by redundancy
7
.
Should business or

organizational circumstances arise that

lead to

employee redundancy, we

offer redeployment
and outplacement services with a

key focus on redeployment

within UBS and we

have significantly increased the
budget

for

education

and

training

in

all

business

divisions

and

regions.

Those

services

are

designed

to

help
employees find

new internal

roles or

to transition

out of

UBS. We

believe that

these measures

help skilled

employees
who

are

affected

by

restructuring

to

position

themselves

favorably

on

the

labor

market

within

or

outside

the
financial services industry. Additionally, employees considering retirement have access to various resources to help prepare them for this transition, including access

to educational sessions and individual

assistance.
›
Refer to the Supplement to the UBS Group Sustainability Report 2023 for UBS’s health and safety statement
›
Refer to ubs.com/employees

for more information about benefits and assistance
Equal opportunities and whistleblowing
Building

a

high-performing

and

inclusive

workplace

includes

providing

equitable

access

to

employment

and
advancement opportunities. We

are an

equal opportunity employer,

and our policies

do not tolerate

harassment
of any kind.

We have measures

in place to

prevent bullying, victimization, harassment,

and retaliation, as well

as
anti-harassment representatives who independently review relevant training,

policies and protocols.
6

Credit Suisse does not currently and has

not in the past reported absenteeism globally,

as Credit Suisse’s systems capture this

data on a regional rather than
global level and definitions between regions differ, impacting the accuracy of a global number.
7

Due to local legal or consultation requirements,

in five countries alignment remains in progress

Sustainability Report 2023
| Social

Our policies encourage employees

to raise concerns

openly and to

report any potential violations

of our Code

of
Conduct

and

Ethics

(the

Code).

Group-wide,

staff

have

multiple

ways

(including

confidential

whistleblowing
hotlines

and

online

applications

that

offer

anonymity)

to

raise

concerns

about

any

suspected

breach

of

laws,
regulations, rules

or other

legal requirements,

policies, sexual

misconduct or

harassment, or

any violation

of the
Code. We do

not tolerate any

form of retaliation

against any employee

who reports

a concern that

they reasonably
believe is a breach or violation.
Diversity, equity and inclusion
At

UBS, we

aim to

build a

culture of

belonging, where

employees from

all backgrounds

and identities

can feel
recognized and valued, and where everyone can unlock their full potential. To succeed, we need to enable UBS to deliver the greatest possible impact for our stakeholders – both external (our clients,

our communities and society,
and our

suppliers) and

internal (our

employees). Our

employee diversity,

equity and

inclusion (DE&I)
8

strategy is

built
on

four pillars:

how we

hold ourselves

accountable, how

we hire,

how we

develop talent

and

how we

build

a
culture of

belonging. We leverage

all four pillars

as we move

toward achieving our

ambitious gender and

ethnic
diversity aspirations,

disability integration and in creating an inclusive

culture for all.

›
Refer to the “Supporting opportunities” section of this report for more information about our clients
›
Refer to the “Driving social impact” section of this report for more information on the topic of community and society
›
Refer to the “Managing our supply chain responsibly”

section of this report for more information about our
suppliers
Accountable
Our accountability framework

embodies the oversight

of the GEB

and its commitment

to achieving our

aspirational
goals,

along

with

empowering

leaders

to

drive

our

DE&I

strategy

forward.

We

use

data

monitoring,

fair

pay
practices, management dashboards,

and toolkits to support accountability.

All GEB members and their leadership
teams are evaluated on

their efforts toward achieving our

aspirations.

Furthermore, supporting business-led DE&I
councils and

people forums

ensures

that accountability

is a

shared responsibility Group-wide.

Externally, we partner
with initiatives such as

the UK government’s

Women in Finance Charter to

support the progression of women

into
senior roles and to publicly report on progress.

We also

believe that

transparency is

key to

achieving our aspirations.

In 2020,

we outlined

specific intentions to
increase our female and

ethnic minority representation, especially among

management. Specifically, by 2025, we
aspire to have

30% of Director

level
9

and above roles

globally held by

women and 26%

of Director level

and above
roles in

the US

and

the UK

held

by

ethnic-minority talent,

along with

additional regional

aspirations.

Our DE&I
aspirations remain

unchanged for

the combined

organization and

the Credit

Suisse DE&I

aspirations have

been
retired.

8
For all data in the DE&I section of this report, 2023

data reflects the combined firm unless otherwise

stated. Prior-year data reflects UBS only, unless otherwise
stated.
9
We informed employees that as of 1 April

2024, the firm will adapt its organizational

titles to the UBS structure. This change is primarily

one of nomenclature;
role, responsibilities,

employment terms

and conditions

are all

unchanged. The

title of

managing director

is unchanged.

Credit Suisse

directors will

become
executive directors, and vice

presidents will become directors.

Assistant vice presidents/associates

will become associate

directors. Employees with

a staff title will
ultimately be

aligned to

either employee or

authorized officer,

depending on

their role,

responsibilities, and experience

and following

a thorough

review by
management, supported by HR.

Sustainability Report 2023
| Social

It is important to note that improving representation is rarely linear. Moreover, progress is based in part on drivers
like promotion rates, as well as on various

business and market conditions, employees’ willingness to self-disclose demographic

information,

and

other

factors.

We

therefore

aim

to

ensure

that

every

element

of

our

people
management

process

is

a

positive

influence.

For

instance,

implementing

processes

and

controls

to

mitigate
unconscious bias in the

hiring process, talent reviews

and promotions have

helped to maintain a

continuous line of
progress,

with

the

number

of

diverse

new

hires,

promotions

and

retentions

slowly

improving

our

overall
representation, particularly regarding female and

ethnic minority employees.
For

example,

women

now

account

for

40.9%

of

our

workforce

and

29.5%

of

our

Director

level

and

above
population, up from 27.8%

in 2022 and 26.7%

in 2021. Women also

represent 30.5% of management

positions,
and 22.6% of management

positions in revenue-generating functions.

In addition, 37.5% of members

of the GEB
and 33.3%

of members of the Board of Directors (BoD) are women,

as are 30.3%

of senior managers who report
directly to a member of the GEB.
Due to variations

in legal requirements

and historical progress, we

take a country-specific

approach to increasing
the representation of

ethnic minorities, with

a particular focus

on making

progress in the

US and

the UK, where
ethnicity data is more

readily available. As at

the end of 2023,

ethnic minorities held 24.3% of

Director level and
above roles in the UK, up from 23.4% in 2022 and 21.9%

in 2021, and 2.1% of these roles were Black talent.

As
at the

end of

2023, ethnic minorities

held 25.1% of

Director level and

above roles in

the US, up

from 20.5% in
2022 and 20.1% in 2021.

Sustainability Report 2023
| Social

Hire
Over

the past

five years,

we have

put strong

foundational processes

in

place to

optimize diverse

hiring even

in
uncertain

markets

and

times

of

considerable

attrition.

We

continue

to

focus

on

training

recruiters

and

hiring
managers to help mitigate unconscious bias in the hiring process and hire the best-suited candidate for each role, regardless of

background. In 2023,

our hiring ratios were

strong for women

at all levels

(43.3% hired compared
with 40.9% headcount representation). Our ethnicity hiring ratios improved for US talent (46.9%

hired compared
with 31.9% headcount

representation), UK talent

(40.4% hired compared

with 29.2% headcount

representation),
and for UK Black talent (16.4% hired compared with 3.6%

headcount representation).
To

support

talent

who

have

been

out

of

the

workforce,

our

UBS

Career

Comeback

and

the

Credit

Suisse

Real
Returns programs were designed to support

talent returning from a longer career

break or career shift. Introduced
in 2016

and offered

globally since

2019, UBS

Career Comeback

helped 19

participants (15

women and

4 men)
return to corporate jobs

in 2023, and a

total of 253 individuals

since its inception. Since the

launch of the Credit
Suisse

Real

Returns

program

in

2014,

363

of

the

543

participants

were

hired

into

permanent

roles

after

the
program. In 2023, the

program helped 11 participants (10 women

and 1 man). Going

forward, the Credit Suisse
program will be retired.
Develop
Part of building an inclusive

workplace is providing equitable access

to advancement opportunities. To help ensure
employees at

all career

stages have

equitable development

opportunities, we

sponsor key

talent and

leadership
development programs. As examples,

in 2023, our new Growth Alignment

Experience was launched for

Associate
Director and

Director level

employees of

UBS Group

excluding Credit

Suisse in

the US

identified through

a self-
nomination process. Over

a six-month

period, 50 initial

participants worked with

external coaching professionals
to enhance

their strategic planning

skills, expand

their networks

and build

connections. Selected ethnic-minority
employees in the

UK at Associate

Director and Director

levels were

invited to participate

in Not in

Your

Image, a
nine-month development program to build skills and leadership readiness in which they were paired with a senior sponsor for

longer-term

career development.

In addition,

in the

US and

the UK,

we participate

in the

Executive
Leadership Council’s Institute

for Leadership Development

and Research, which offers

leadership development

and
action-based planning

for Black

professionals,

to facilitate

individual growth

that in

turn strengthens

our talent
pipeline.

The strength and potential of our development

programs and talent processes were

reflected in female promotion
rates for 2023

at Director, Executive

Director and Managing

Director levels. For

example, 35.6% of

Director level
and

above

promotions

were

female

(compared

with 31.5%

in

2022).

Similarly, the

US

ethnic

minority

rate

for
Director level and above promotions was 33.9% in

2023 (vs. 19.6% in 2022) and the UK

ethnic minority rate for
Director level and above promotions was 28.7%

in 2023 (vs. 24.8% in 2022).
Belong
A

sense

of

belonging

helps

drive

engagement

and

is

important

for

overall

well-being.

We

strive

to

create

an
environment where every

employee feels they

have a place

and are recognized

and respected for

who they are

and
what they add

to our workplace.

Many of our

policies, including

fair pay and

equal opportunities,

along with

highly
valued

employee

options

such

as

hybrid

working

arrangements, support

a

workplace environment

that

fosters
belonging. In the

same way,

our 64 combined employee

networks are vital

to building a

sense of belonging and
strengthening our inclusive

culture. Whether the

topic is gender, gender identity, sexual orientation,

culture, ethnic
diversity,

cultural background, disability, parenting,

elder care, veteran status or life stage, employee volunteers in every

region

host

numerous

events

every

year

to

promote

understanding,

engagement

and

belonging,

and

to
support our overall

DE&I strategy.

One of our

networks’ key offerings

is mentoring, including reverse

mentoring.
For

example,

our

race

and

ethnicity

and

gender

networks

use

mentoring

programs

to

help

members

level

up
opportunities for

career

development. Allyship

initiatives further

extend engagement

and

reach,

particularly for
gender, gender identity,

and ethnicity efforts.

All employee networks were integrated by

the end of 2023, enabling

us to combine programming and resources
and to extend our networks’ impact to a much

larger audience.

Sustainability Report 2023
| Social

Our commitment to

the Valuable 500,

a global business

collective of 500

CEOs and their

companies, who innovate
in support of disability inclusion, also continues to be a primary focus. We uphold this commitment by providing a
barrier-free application,

recruiting and

onboarding process

for all

candidates, providing

inclusive disability

awareness
training

for

HR

professionals

with

a

focus

on

working

with

people

with

disabilities.

Providing

toolkits

for

line
managers and all employees

enables them to leverage

disability etiquette, facilitate

accessible meetings, and

more,
and we

support and promote

our Ability employee

networks, world-wide. In

2023, we also

implemented robust
global accessibility standards

that inform our Disability

strategy,

and our digital accessibility

and IT specialists

began
implementing the

latest international

Web Content

Accessibility Guidelines

(WCAG 2.2)

to further

enhance and
optimize our digital accessibility.
›
Refer to ubs.com/diversity

for additional information on diversity, equity and inclusion topics and progress against our aspirational goals
›
Refer to ubs.com/employees

or
ubs.com/careers

for more topics of interest to employees and potential applicants
›
Refer to the “Supporting our strategic goals – our engagement in partnerships” section of the Supplement to the
UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about our external commitments pertaining to DE&I

Sustainability Report 2023
| Social

Driving social impact
Social

Impact

has

continued to

be

a

strong

differentiator, with

its

activities

underpinning our

sustainability and
impact strategy.

With the

integration of Credit

Suisse, we

will continue

to put

clients and people

first across

the
combined organization,

helping clients maximize their impact

locally and globally.
Our vision is to contribute to and scale an impact economy,

an economy that values the
well-being of all people and the planet. This means building partnerships that drive greater
impact transparency, more impact ventures and innovative ways of financing and paying for
impact.
Philanthropy services and collective impact
More than half

of the world’s

population is still

not covered by

essential health services.
1

More than 648

million live
below the international

poverty line, with

up to 40 million

living in modern

slavery.
2

Over 600 million young

people
lack

basic

mathematics and

literacy

skills.
3

Adding

to

these

challenges,

climate change

and

the

degradation

of
nature are furthering inequalities.

Despite exponential growth, philanthropy

alone is not enough to

fill the funding
gap required.

We believe that by working collectively, philanthropists and public and private organizations have the potential to
create lasting

change and

maximize a

positive impact

for people

and planet.

We provide

comprehensive advice,
insights

and

execution services,

working

with

our

clients

and

finding

ways

to

tackle

some

of

the

world’s

most
pressing social

and environmental

problems. We

aim to mobilize

USD 1 billion

in philanthropic

capital and

positively
impact over 26.5 million people by 2025 (cumulated

since 2021).
Collective impact
The power of philanthropic partnerships will be critical in achieving systemic scalable change. Led by our in-house philanthropy team, we

have three Collectives

comprising philanthropists

who bring together

their efforts, skills

and
resources during a

two-year learning journey.

By combining our

expertise and investor capital,

our aim is

to fund
initiatives that address

child protection, climate

change, and health

and education-related issues.

Each Collective
provides

investors

with

the

opportunity

to

work

alongside

peers

and

expert

practitioners

to

achieve

systemic
change. An important part

of the Collectives journey

is for clients to experience

the impact of those

programs they
are funding.
Members

of

the

UBS

Collectives,

namely,

the

Accelerate

Collective,

the

Climate

Collective

and

the

Transform
Collective,

concluded

their

two-year

journey

in

2023,

with

new

cohorts

for

each

Collective

ready

to

launch

in
January 2024.
The UBS

Optimus network of

foundations’ program team

is key

in supporting

the impact

of the

UBS Collectives
and identifying the partners we

work with across the three

Collectives in order to ensure

our clients are making an
effective and scalable impact.
Helping our clients structure their philanthropy

– donor-advised funds
Donor-advised funds offer clients an alternative charitable-giving vehicle to set up their own foundations, offering greater choice and personalization,

and are managed in line

with their usual investment

approach. Their charitable
donations can

be invested

within the

parameters they

select (such

as capital,

growth

or income),

helping them
grow their

fund to give

grants at a

later date. Administrative

fees are

borne by UBS.

UBS offers

these services in
Switzerland, Singapore

and the

UK, and

in 2023

they were

launched in

the Hong

Kong SAR,

with USD 317.7

million
in donations in 2023.
4
1

Based on information from the World Health

Organization, see
who.int/news/item/18-09-2023-billions-left-behind-on-the-path-to-universal-health-coverage
2

Based on information from the World Bank, see
https://blogs.worldbank.org/developmenttalk/half-global-population-lives-less-us685-person-day#

and
https://www.iom.int/news/more-40-million-modern-slavery-152-million-child-labour-around-world
3

Based on information from UNICEF, see
https://www.unicef.org/education
4

Figures provided for UBS Optimus network of foundations

and donor-advised funds are based on unaudited

management accounts and information available
as of January 2024.

Audited financial statements for Optimus

and donor-advised foundation entities are produced

and available per local market regulatory
guideline.

Sustainability Report 2023
| Social

UBS Global Visionaries
Through our UBS Global Visionaries program, we aim to

(i) create opportunities for clients and prospective clients to

connect

with

leading

social

entrepreneurs;

and

(ii) help

the

best

entrepreneurs

focusing

on

social

and
environmental

issues

to

scale

their

positive

change

by

expanding

their

network,

building

capacity

and

raising
awareness

about

their

work.

Since

the

program

started

in

2016,

we

have

onboarded

and

supported

85
entrepreneurs to accelerate their impact.
UBS Optimus network of foundations
The UBS Optimus network of foundations

also aims to contribute to an

impact economy that meets the long-term
needs of children and preserves the natural environment,

now and in the future. It connects clients with

programs
that are

making a

measurable, long-term

difference to

the most

serious and

enduring social

and environmental
problems.

With

a

24-year

track

record,

it

is

focused

on

incubating

impact

ventures,

scaling

impact

through
partnerships and

achieving impact

transparency. In 2023, the UBS

Optimus network

of foundations had

a presence
in 9 global locations.

It is now working on harmonizing the Credit Suisse

program portfolio.
In 2023, it raised USD 328 million in donations, including UBS matching contributions, and committed

USD 305.9
million in grants from the Foundation.
4,5

Key activities of the UBS Optimus network of

foundations in 2023 are set
out below.
Social and blended finance
The UBS

Optimus network

of foundations

is actively

developing larger-scale

investment vehicles,

in partnership

with
other parts of the bank,

by using a blended finance approach. In 2023,

it secured major investor commitments

for
a USD 100

million SDG

Outcomes blended

finance initiative

with Bridges

Outcomes

Partnership, British

International
Investment (the UK’s development

finance institution) and

the US International

Development Finance Corporation.
These anchor investors participated alongside

private investors, including Legatum,

family offices (such as the Tsao
Family Office) and other high net worth individuals.

Partnerships
The UBS Optimus network of foundations works to build capabilities, capacity and partnerships to strengthen the social finance

ecosystem. In

2023, it

selected eight

organizations for

the first

cohort of

the 100x

Impact Accelerator,
a global impact

accelerator based

at the London

School of

Economics. Seven

of the eight

selected ventures operate
in emerging markets and six out of the eight have

female founders or co-founders. Its objective is to work closely with these entrepreneurs as

they grow into social

zebra organizations.
6

Each organization received

GBP 150,000 in
capital and participated in a 12-week program focusing

on scale, impact measurement and fundraising

strategies.
In 2023, the UBS Optimus network of foundations continued to develop its partnership with the State Secretariat
for Economic Affairs,

the Swiss Development

Cooperation Agency and

the Credit Suisse

Foundation.

One objective
of the SDG

Impact Finance

Initiative is to

raise CHF 100

million for innovative

financial solutions which

can mobilize
new capital around the

SDGs, and work toward our

target of unlocking CHF 1 billion

in private finance by 2030,
thereby accelerating progress toward delivering the SDGs.

In 2023, the four founding donors

committed nearly a
third

of

the

fundraising target

and

started

disbursing grants

to

the

seven

winners of

its

first

call

for

proposals,
tackling climate change, education access and

quality, smallholder farming and SME support.
Impact transparency
The UBS Optimus network of foundations’ vision is for impact to be measured using the highest quality standards and for

that information

to be

publicly available

for the

benefit of

all. In

2023, it

developed and

rolled out

an owned
industry-aligned rating

tool that aims

to assess programs

against three impact

categories:

breadth of impact;

depth
and proof of impact; and likelihood of

scaling and sustaining impact. This facilitates:

the prioritization of programs
that contribute

the most to

the UBS Optimus

network of

foundations’ strategic

impact objectives;

the identification
of anticipated value

added; the documentation of

actions that can be

taken to improve

the program and

impact
potential, and the consistent

and transparent communication

of complex information

around its impact objectives.
In

2024,

the

UBS

Optimus

network

of

foundations

will

be

assessing

how

the

impact

rating

tool

can

bring
additionality to the social impact landscape

globally.
4

Figures provided for UBS Optimus network of foundations and donor-advised funds are based on unaudited management accounts and information available
as of

January 2024.

Audited financial

statements for Optimus

and donor-advised

foundation entities are

produced and

available per

local market

regulatory
guideline.
5

The UBS Optimus network of foundations

receives donations from all Business Divisions, with

the majority stemming from Global Wealth Management.
6

A Zebra represents a

business model that

strives for both profitability

and positive societal

impact, with a

strong focus on sustainability, community

involvement
and cooperation. This concept is presented as an alternative to the traditional Silicon Valley unicorn model that often prioritizes rapid growth and high returns
over other considerations.

Sustainability Report 2023
| Social

Emergency philanthropy
The UBS Optimus

network of foundations

and Social Impact

raise funds and

support partners

providing emergency
relief in

response to

disaster situations,

and sometimes

launch dedicated

appeals to

support these

efforts. Whenever
an appeal

is launched by

the UBS

Optimus network of

foundations, it will

act swiftly and

mobilize funding from
clients and employees to support immediate

relief,

as well as longer-term recovery and resilience.

Where budgets

allow, it

also aims

to provide

unrestricted support

to emergency-relief-focused

NGOs, so

that it
contributes

toward

strengthening

the

humanitarian

ecosystem;

supports

the

development

of

monitoring,
evaluation and

learning capacities

and evidence-based

decision-making by

implementing partners;

and supports
forgotten crises that receive little media attention.
In 2023, the UBS Optimus network of foundations raised and started to distribute more than USD 25.4 million for
the Turkey and Syria earthquake, the Hawaiian wildfires, flooding in Pakistan and Italy and people affected by the humanitarian crisis in

Israel and Gaza.

It also

continued to distribute

USD 56 million raised

for the Ukraine

Relief
Fund launched in 2022. To date USD 43.3 million

has been granted to our partners

on the ground.
UBS’s charitable contributions
Direct cash contributions by

UBS AG (including through

partnerships in the communities that

we operate in) and
our

affiliated foundations

in Switzerland,

as well

as contributions

to the

UBS

Optimus network

of foundations,
amounted to USD 62.6 million in 2023.
7
›
Refer to the “Supplement to Social” in the Supplement to this report available on ubs.com/sustainability-reporting for an overview of our charitable contributions in 2023 and additional information
Communities
We aim to

maximize our

impact in the

local communities

that we are

a part of

because we recognize

that our

long-
term success depends on their health and prosperity.

We regard our ongoing investment in

these areas as central
to furthering

the economic

and social

inclusion of

those people

that our

activities support.

We

have a

strategic
focus on education

and the development

of skills, as

we believe these

topics are where our

resources can make

the
most impact.

We endeavor to

create business and

community impact by

identifying innovative and

high-quality programs that
are

aligned

to

our

business,

providing

focused

financial

and

human

support,

including

employee

volunteering
programs and

client participation, where

appropriate. These programs

are delivered

through local execution

and
partnerships operating under a global framework

with coordination across regions.
Employee volunteering
Our well-established employee volunteering

model has been adapted to meet the

needs of our new hybrid ways
of working, with both face-to-face and virtual

opportunities to support our local communities.

We have global
targets for employee engagement through volunteering,

which are built bottom-up and on a best-efforts basis. In
2023, we successfully engaged 38% of

our global workforce in volunteering, and 45% of

the 199,633 volunteer
hours were skills-based.
7
Lower cash contributions compared

to previous years are due to the decision

to exclude business-related contributions

since these are donations made outside
of UBS’s

strategic Social

Impact strategy

and do

not support

the longer-term

impact we

are striving

to achieve

with our

strategic grantee

and volunteering
partners.

Sustainability Report 2023
| Social

Respecting human rights
We are committed to respecting and promoting human rights, as set out in the UN Guiding Principles on

Business
and

Human

Rights.

As

human

rights

standards

are

embedded

in

the

Sustainable

Development

Goals

(SDGs),
respecting human

rights is

a key

consideration in

our business

practices. When

assessing our

potential human

rights
impacts, we focus on three key stakeholder groups

(employees, clients and vendors), as well as

society at large.

›
Refer to “Supporting our strategy through stakeholder engagement” section of the Supplement to the UBS Group
Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about our interactions with other stakeholders, including civil society groups
Employees:

We are

committed to

respecting human

rights standards

through our

human resources

policies and
practices, and

to meeting

the obligations

that a

responsible company

is required

to comply

with. These

are reviewed
on a regular basis in an effort to make sure we

continue to respect human and labor rights.

›
Refer to the “People and culture make the difference” section above and to the Supplement to this report, available at ubs.com/sustainability-reporting
, for more information about UBS’s human resources policies

and
practices

Clients:

We aim

to provide

our clients

with innovative

investment solutions

on themes

related to

human rights,

such
as health, education, gender and/or equality.

In addition,

we take human rights risks into account

in solutions that
address a broader range of sustainability issues. We identify and manage actual and potential adverse impacts on
human rights to which our clients’ assets and

our own assets are exposed,

most notably through our sustainability
(including human rights) and climate risk policy

framework.
›
Refer to the “Supporting opportunities” section of this report for more details about our approach to sustainable finance and investing and to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about the sustainability and climate risk policy framework

Vendors:

We are

committed to

reducing the

negative societal impacts

of the

goods and

services UBS

purchases.
That is why, when we are establishing new contracts or renewals, we identify high-risk vendors based on whether they

provide

goods

and

services

that

either

have

a

substantial

social

impact,

or

are

sourced

in

markets

with
potentially

high

social

risks.

Vendors

that

do

not

meet

the

minimum

applicable

standard,

because

they

are
associated with

actual and

potential human

rights risks,

have to

agree to

and comply

with a

remediation plan

before
signing a contract with us.
›
Refer to the “Managing our supply chain responsibly” section below for more details about our responsible supply-
chain management

Our human-rights-related

commitments and

actions are

set out

in our

Human Rights

Statement. The

statement
shows the

structures (governance

and policies)

and mechanisms

(procedures and

processes) UBS

has in

place to
support its commitments. UBS also publishes a Modern Slavery and Human Trafficking Statement pursuant to the
UK 2015 Modern Slavery Act and to the Australian

2018 Modern Slavery Act.

›
Refer to our Human Rights Statement and our Modern Slavery and Human Trafficking Statement, available at
ubs.com/sustainability-reporting

›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about
“UBS Group’s approach to the Swiss Ordinance

on Due Diligence and Transparency

in relation to Minerals and
Metals from Conflict-Affected Areas and Child Labor”

Sustainability Report 2023
| Social

Managing our supply chain responsibly
We embed

environmental, social

and governance

(ESG) standards

into our

sourcing and

procurement activities.

The
Responsible

Supply Chain

Management

(RSCM)

framework for

UBS

Group

excluding

Credit

Suisse

is

based

on
identifying, assessing and

monitoring vendor practices

in the

areas of

human and

labor rights,

the environment,
nature, health and safety, and anti-corruption. Central to our RSCM framework are our Responsible Supply Chain
Standards (RSCS), to

which our

direct vendors

are bound

by contract.

The RSCS

define our

expectations toward
vendors

and

their

subcontractors regarding

legal

compliance, environmental

protection, avoidance

of

child

and
forced

labor,

non-discrimination,

diversity,

equity

and

inclusion,

remuneration,

hours

of

work,

freedom

of
association,

humane

treatment, health

and

safety,

anti-corruption measures,

and

whistleblowing protection

for
employees. In 2023, the Credit Suisse Third-Party Risk Management due diligence approach continued

to manage
reputational

risk

from

an

ESG

perspective

for

Credit

Suisse

AG.

To

ensure

a

consistent

and

high

standard

of
reputational

risk

coverage across

the

combined organization,

the

RSCM

framework will

be

rolled

out

to

Credit
Suisse in 2024.
›
Refer to ubs.com/suppliers for the RSCS
Identifying, assessing and monitoring

high-impact vendors
In

2023,

100%

of

new

vendors

were

screened

for

environmental

and

social

risk.

In

addition,

for

UBS

Group
excluding Credit

Suisse, we

identify high-impact vendors

when establishing

new contracts

or renewals

based on
whether the vendors

are providing goods

and services that

could either have

a substantial environmental

and social
impact or

be sourced

in markets

with potentially

high social

or governance

risks. Such

high-impact vendors

are
assessed against

our RSCS.

These vendors

are required

to provide

disclosures about

their management

practices
and corresponding evidence that is evaluated by

a specialist team. Actual and potential

negative impacts that are
considered in the

impact assessment

of purchased goods

and services include,

but are not

limited to, the

following:
–
adverse environmental impacts due to inefficient use of resources (e.g., water and energy),

poor environmental
practices and emissions during the life cycle

of a product;
–
hazardous substances,

emissions, pollutants

and the

limited recyclability

of products

that adversely

affect people,
nature and the environment;
– modern slavery, forced labor or child labor;
–
unfair employment

practices, such

as low wages,

excessive overtime

and the absence

of occupational

health and
safety measures;

–
anti-corruption;

and
–
insufficient management of subcontractors

and suppliers regarding sustainability

aspects.
If our assessment reveals any non-compliance with our

standards, we define and agree (together with the vendor)
specific improvement

measures, and

closely monitor

the implementation

progress of

these remediation

actions.
Lack

of

improvement

may

lead

to

the

termination

of

the

vendor

relationship.

Vendors

are

reassessed

after
24 months

to

ensure

that,

even

in

long-term

contracts, UBS’s

expectations

regarding

environmental and

social
aspects

are

being

met

and

continuously

supervised.

We

also

regularly

screen

active

vendors

as

part

of

our
sustainability and climate risk control processes.
High-impact vendors go through assessments against UBS’s

RSCS. We also undertake assessments

on some non-
high-impact vendors

where we

have significant

ongoing relationships.

In 2023,

for UBS

Group excluding

Credit
Suisse, we carried out risk-based due diligence assessments on 266 vendors of newly sourced contracts, renewals
and ongoing contracts. To drive positive change in our supply chain, we also require our vendors to improve their
management practices in line with our sustainability goals and industry best practices. Of the vendors assessed for
UBS

Group

excluding

Credit

Suisse,

42%

were

considered

in

need

of

improving

their

management

practices.
Specific

remediation

actions

were

agreed

upon

and

implementation

progress

is

being

closely

monitored.
Additionally in 2023, for Credit Suisse, 15 vendors were assessed against Credit Suisse’s environmental and social
standards. No actual

significant ESG risk

was identified with any

of the vendors

that were assessed

for both UBS
Group excluding Credit

Suisse and Credit

Suisse. We have

an overall assessment coverage

of 20% of

vendors by
spend for UBS.

Sustainability Report 2023
| Social

Contracts in high-risk countries include

specific contractual requirements relating to environmental

management,
human rights, labor rights

and anti-corruption. If we

were to become aware of

a case of modern slavery

or human
trafficking

occurring

within

our

direct

supply

chain,

we

would

address

it

through

our

governance

processes.
Depending on the severity

of the case, or

if satisfactory remediation is not

possible, the supplier relationship may
ultimately be terminated.
In 2023,

none of

our vendor

relationships

were terminated

as a

result of

our assessments

and no

human rights
issues with active vendors

were identified or reported. In

part, this was due

to having carried out

our assessment
process prior to the signing of contracts.

Embedding supplier sustainability in our

everyday activities

The goods

and services

we buy,

how we

buy them,

from where

and from

whom are

all crucial

elements of

our
sustainability impact. We are committed to making a positive environmental and social impact, and we expect the
same

from

our

suppliers.

Our

procurement

policy

includes

taking

account

of

the

lower

ESG

impact

of
products/services when selecting

a vendor. Within

the policy, we

have also included

mandated minimum weighting
for ESG criteria in our tenders, as part of vendor

evaluation and selection. This ensures that we award business to vendors with

strong ESG

performance and

incentivize vendors who

want to

work with

us to

show commitment
and improvement in these areas. This approach

will be extended to Credit Suisse in 2024.
We care

about our vendors’

ESG performance and

want to work

with vendors that

have strong ESG

credentials,
drive positive

environmental and

social impact,

and are

transparent about

their climate

disclosures. We

leverage
ESG

market

data

which

gives

us

deeper

insight

into

our

vendors’

ESG

performance

and

encourages

them

to
continuously improve

their practices.

In 2023,

90% of

spend in

deals >USD 1

million were

signed with

vendors
having an adequately high ESG performance.
›
Refer to the “Climate-related methodologies” in the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting
, for more for details on the methodology applied

We have also

been reviewing our purchasing catalogues

to reduce the

number of items and

move to sustainable
products

wherever possible.

This

year,

we

focused on

driving responsible

consumption and

removed 444

items
(67%) from our office supplies catalogues.

This approach will also be applied to Credit

Suisse in 2024 and 2025.
We expect our suppliers to uphold high standards of

ethics, mitigate risks, and honor global and local labor laws, human rights and environmental

responsibilities. Suppliers are required

to follow our global supplier

policies which
include a policy on anti-bribery and corruption,

sanctions, fraud, and anti-facilitation of

tax evasion.
›
Refer to our “Supplier Code of Conduct,” available at ubs.com/suppliers
›
Refer to our “Global Supplier Policies,” available at ubs.com/global/en/our-firm/suppliers/contracting-standards
›
Refer to the “Monitoring the environmental impact of our supply chain” section of this report on the reduction of greenhouse gas emissions in our supply chain
Inclusive growth in the supply chain
In

2023,

we

extended

our

efforts

globally

to

support

inclusive

growth

in

the

use

of

diverse

suppliers

that

are
certified/recognized by a local/national government

authority or advocacy organization. These include,

but are not
limited to, minority-owned (including aboriginal-owned and indigenous-owned), women-owned, veteran-owned, disabled-owned, and

LGBTQ-owned, as well

as disadvantaged-owned and

small businesses.

We actively

identify
and

include

diverse

vendors as

part

of

our

“rule

of

one”

guidance, which

aims to

include

at

least

one

diverse
supplier in every competitive tender. Globally, our diverse spend accounts for 8.5% of third-party spend.
We are

members of

diverse supplier

advocacy organizations

which give

us insights

into diverse

supplier markets
across the globe, as well as supporting supplier

outreach efforts and opportunity matching.
›
Refer to “Supplier Diversity” at ubs.com/ global/en/our-firm/suppliers/supplier-diversity
›
Refer to “Supporting our strategic goals – our engagement in partnerships” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information on our sustainability-

and impact-related memberships

Sustainability Report 2023
| Social

Leveraging partnerships to help suppliers

build capability
Recognizing the role

small and medium-sized

enterprises (SMEs)

play in fostering positive

change across our

supply
chain, we

have partnered

with Heart

of the

City, a

UK charity

dedicated to

supporting SMEs

on their

journey toward
sustainability. Through a series of workshops, masterclasses and webinars, the charity empowers small and diverse
business owners in

the UK to

navigate their sustainability

journeys effectively.

Not only do these

activities help drive
sustainability beyond our immediate supply chain,

they also support the communities in which

we operate.

We

are

also

partnering

with

the

United

Nations

Global

Compact.

This

year,

we

invited

Swiss

SME

suppliers

to
participate in a

series of six

sessions organized

by the UNGC

Network Switzerland

on sustainability topics,

including
climate action, environmental

stewardship, human and

labor rights. These sessions

offer our vendors opportunities
to exchange insights,

acquire knowledge,

and address challenges

related to sustainability.

Building their knowledge
and

sustainability

capabilities

helps

to

support

our

sustainability

goals

through

improved

vendor

compliance,
reduces risks from environmental or ethical issues

and builds commitment toward shared

sustainability objectives.

Sustainability Report 2023
| Supporting opportunities

Supporting opportunities
Sustainable finance

metrics listed

above and

throughout this

chapter are

either for

UBS Group,

including Credit
Suisse

entities,

or

UBS

AG

(referenced

accordingly),

depending

on

data

availability

and

the

degree

to

which
sustainable product frameworks could

already be brought

into alignment in 2023.

For 2024 it

is our intention

to
fully incorporate Credit Suisse data into our

disclosures.
Our sustainable finance ambitions

Finance has an important

role to play

as companies and individuals

consider how best to

approach the transition
to a more sustainable,

lower-carbon world. At the same time,

the regulatory environment continues to evolve, as
do

the

associated

capital-raising

and

investment

opportunities.

Against

this

backdrop,

we

are

committed

to
supporting our clients’ sustainability ambitions,

whether their focus is on

reducing the carbon emissions footprint
of their business or portfolio, or encouraging

a fairer and more prosperous society.

Through our sustainable finance

product and service offerings,

we target four key

objectives in serving our

clients:
–
The

power

of

choice:

we

want

to

give

our

investing

clients

the

choices

they

need

to

meet

their

specific
sustainability objectives.
–
An orderly transition: we

aim to support our clients

through the world’s transition

to a low-carbon economy,

for
instance, by offering innovative sustainable financing

and investment solutions.
–
Managing

risks

and

identifying

opportunities:

we

offer

research

and

thematic

insights,

as

well

as

data

and
analytics

services.

Combined

with

targeted

advice,

these

are

designed

to

help

clients

better

understand and
mitigate risks and identify new opportunities.
–
Making sustainable

finance an

everyday topic:

we want

to make

sustainability topics

tangible throughout our
interactions with clients. To help us do that,

we provide support in the form of tools, platforms,

and education.

Sustainability Report 2023
| Supporting opportunities

Our approach to sustainable finance

It is important to set out how we define

sustainable finance, as no uniformly accepted

definition currently exists in
the industry.

We consider sustainable finance

to include any

financial product or service

(including both investing
and financing

solutions) that

aims to explicitly

align with

and/or contribute

to sustainability-related

objectives, while
targeting

market-rate

risk-adjusted

financial

returns.

Sustainability-related

objectives

may

include,

but

are

not
limited

to,

the

Sustainable

Development

Goals

identified

in

the

United

Nations’

2030

Agenda

for

Sustainable
Development.
This

approach

to

sustainable

finance

is

also

reflected

in

our

UBS

AG

sustainable

investing

framework,

which
specifically defines “sustainability focus” and

“impact investing” strategies.

Both categories reflect a

defined and
explicit sustainability

intention of

the underlying

investment strategy.

This intentionality

differentiates them

from
traditional investment

products,

or those

that consider

sustainability-related

aspects

but do

not actively

and explicitly
pursue

any

specific sustainability

objective, such

as

ESG

integration or

exclusions-only approaches. The

way we
define sustainable investments is reviewed on

a regular and ongoing basis in

order to ensure that it

appropriately
considers evolving market practice, client

expectations and relevant regulatory guidance.
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting,

for more on ESG integration
and exclusion
›
Refer to the ”Sustainability and climate risk policy framework“ or “Key terms and definitions” section of the
Supplement to the UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting for our
definitions of sustainable bonds and loans

Sustainability Report 2023
| Supporting opportunities

Market developments in 2023

2023 was dominated by

persistently high inflation

and interest rates across

many key jurisdictions, correspondingly
high

energy

prices

and

significant

geopolitical

volatility

and

uncertainty.

These

challenges

also

negatively
contributed to tensions associated

with sustainability-related industries and political

discussions. Notwithstanding
these

challenges

and

tensions,

sustainable

finance

business

opportunities

continued

to

broaden

and

deepen.
Interest in

sustainable investing

(SI) and

financing solutions

continued to

be robust.

This was

bolstered by

major
legislative initiatives,

including the

Inflation Reduction

Act in

the United

States and

the European

Union’s Green
Deal Industrial Plan, as well as various ongoing

regulatory initiatives.
At the same

time, investors, corporations, and regulators have

continued to pay close

attention to greenwashing
risks.

Sustainable product

frameworks have

evolved, and

it

is

widely

expected that

standards will

be

subject to
further amendments,

given that certain frameworks

are still under review

and subject to further

development or in
the early

stages of

implementation (e.g.,

the EU

Sustainable Finance

Disclosure Regulation

and the

UK Sustainability
Disclosure Regulation).
Throughout the

year investors

took advantage of

higher interest

rates by moving

to income-producing

asset classes
and

money

market

products,

with

the

latter

attracting

over

USD 1.1

trillion
1

in

net

inflows.

Increased

investor
appetite for fixed income products was accompanied

by corresponding outflows from equity funds.

Investor appetite for

sustainability-oriented funds and ETFs continued.

Once again, after

2022 and 2021,

inflows
into sustainable

investment funds in

2023 outpaced

those into

their non-SI

counterparts,

albeit at

more modest
levels compared to the highs

seen in 2021. Throughout the year,

investors expanded their sustainable investment
allocations into alternative asset classes, including

hedge funds, real estate or infrastructure.
This was

also reflected

in our

clients continued

interest in

SI solutions.

Over the

course of

2023, UBS

AG’s SI

invested
assets

rose

to

USD 292.3 billion as

of

31

December

2023,

compared

with

USD 266

billion

at

the

end

of

2022,
representing a year-on-year increase of 10%. A

combination of factors contributed to this growth, including new product launches, net new

money inflows as

well as market performance. SI

invested assets accounted for

6.5%
of UBS’s total invested assets at year-end

2023.

We expect the

acquisition of the Credit

Suisse Group to provide

UBS with additional

sustainability-focused assets
and clients,

a wider

selection of

products and

services and

even greater

in-house expertise.

However, there

are areas
of variance

between the

two organizations’

reporting and

product standards

that we

are actively

working to

analyze
and

harmonize.

UBS

sustainable

product

standards

will

be

the

benchmark

going

forward,

with

Credit

Suisse’s
sustainable financing and

investment products undergoing

a detailed

assessment to ensure

compliance with our
standards, frameworks and expectations.
The table below

provides additional detail

on SI invested

assets for UBS

AG. As stated

before, this table

and section
do not contain any values related to Credit Suisse

sustainable investment products.

›
Refer to the “Appendix 3 – Entity-specific disclosures for Credit Suisse AG” in the appendices to this report for more information about the Credit Suisse Sustainable Investment Framework (SIF)
Sustainable Investments
1
For the year ended % change from
USD billion, except where indicated
31.12.23
31.12.22 31.12.21 31.12.22
Total invested assets (UBS Group) 5,714.1
3,980.9 4,614.5 44
of which: total invested assets (UBS AG)
4,504.7
3,980.9 4,614.5 13
Sustainable investments (UBS AG)
2
Sustainability focus
3
270.4
246.9 222.7 10
Impact investing
4
21.8
19.2 28.1 14
Total sustainable investments
5,6,7
292.3
266.0 250.8 10
SI proportion of total invested assets (%)
8
6.5
6.7 5.4
1
The table above details UBS AG Sustainable Investing Invested Assets (IA) and the

evolution thereof. This table does not contain any Credit Suisse products and associated IA classified under the Credit Suisse

Sustainable Investing Framework (SIF).

Credit Suisse IA in

accordance with the

SIF are reported separately

as figures are not

directly comparable with

the UBS
figures due to material differences in the

underlying sustainable investment frameworks and definitions being applied. Please see "Appendix 3

Entity-specific disclosures for Credit Suisse
AG" for further details.

2
We focus our sustainable investment reporting on those investment strategies exhibiting an explicit sustainability intention.

3

Strategies that have explicit
sustainable intentions

or objectives

that drive

the strategy.

Underlying investments

may contribute

to positive

sustainability outcomes

through products

/ services /

use of

proceeds.

4

Strategies that have

explicit intentions of

generating measurable, verifiable and

positive sustainability outcomes.

Impact generated is

attributable to investor

action and/or contributions.

5
Certain products

have been

reclassified during

2023 for

reasons including,

but not

limited to,

an evolving

regulatory environment,

periodic monitoring

of the

product shelf,

and
developing internal

classification standards.

Impact of

these movements

on sustainable

investment invested

assets was

a net

reduction by

USD 7

billion in

UBS AG

Global Wealth
Management Americas and a

net reduction by

USD 6 billion in

UBS AG Asset Management.

6

In line with general

market practice, IA reported

for sustainable investments

include
limited amounts of instruments not classified as sustainable investment, including cash and cash-like instruments that each fund and portfolio hold for liquidity management purposes, as well as, subject to clear,

limiting restrictions, client-directed

investments included in sustainable investing

mandates managed by UBS Asset

Management.

7

The impact investing
and total sustainable investments

(UBS AG) disclosures

for 31.12.22 and

31.12.21 reporting periods

have been restated

to remove investments

that were duplicated

in the disclosed
values. As a result, the values disclosed for 31.12.22 and 31.12.21 for both categories have each decreased by USD 1.6 billion and USD 0.4 billion,

respectively.
8
Total invested assets
(UBS AG) are used to calculate the SI proportion.
1

Morningstar

Sustainability Report 2023
| Supporting opportunities

Following a year of subdued debt market issuance

activity in 2022, green, social, sustainability, and sustainability-
linked (GSSS)

bond supply

rebounded in

2023, rising

7% year-on-year

(YoY).
2

The growth

was driven

by bonds
with green (+15%

YoY) and sustainability (+7%

YoY) labels. We

saw banks and corporate

issuers favoring green
bonds, while sovereign, supranational and agency (SSAs) issuers primarily opted for the latter,

given a broader mix
of green and social

assets. Sustainability-linked issuance dropped 25% year-on-year driven by heightened market
scrutiny around the

materiality and ambition

of the

key performance indicators

(KPIs) used,

compounded by SLB
issuers failing to reach their

annual targets.

Regionally, EMEA issuers accounted

for 52% of 2023 FY global

supply,
while APAC issuers were responsible for 29%. In line

with the overall GSSS bond market dynamics, the

number of
transactions facilitated by the Investment Bank

in 2023 increased to 102.
3
Looking ahead
Despite

another relatively

challenging

and

turbulent year

for

markets, we

believe

the

strong

market

growth

of
sustainable investing

and financing

products in

recent

years and

a general

increase in

investor demand

for innovative
sustainable finance

solutions indicates

clients’ ongoing

desire to

pursue sustainability-related

objectives.

That, in
turn, is

encouraging a greater

level of

active investor ownership, with

rising levels of

corporate engagement and
system-wide advocacy.
The ongoing

relevance of

sustainability for

institutional investors

and senior

management of

the world’s

largest
companies was

once again

evidenced by

a 2023

Bloomberg Intelligence

survey of

C-suite executives

and senior
institutional investor

representatives
4
. All

told, 85%

of investors

surveyed believe

that incorporating

ESG in

their
investments leads

to better

returns, more

resilient portfolios

and enhanced

fundamental analysis,

while 84%

of
surveyed executives

said ESG

helps them

shape a

more robust

corporate strategy.

These are

strongly supportive
results which confirm our belief that incorporating sustainability-related considerations is ultimately good business
practice and will continue to inform business

leaders’ forward thinking and planning.

Additionally, our

own 2023

UBS AG

Asset Management

client survey

showed 74%

of clients

expect to

increase
their allocation

to sustainable

investments over

the next

five years.

The survey

results also

show an

encouraging
growth in

satisfaction with

the

way in

which we

are

increasing exposure

to

sustainable investments

within

the
various asset classes.
At the same time, high net worth individuals (HNWI) appear

to have become more selective about how they grow
their sustainable

investments, after

having done

so quite

aggressively in

2022. A

2023 Global

Wealth Manager
Investment Survey

by Mercer
5

noted that

34% of

respondents said

their clients

want to

grow their

exposure to
sustainable investments,

while another

34% wanted

to keep

it at

the same

level. This

followed 80%

of respondents
to the 2022 survey having reported rising client

demand for sustainable investments.

Meeting diverse needs
There is

no typical UBS

client. Each one

has varying needs,

but all

expect outstanding advice

and service, a

wide
range of product choices, and an excellent client

experience.

Our clients span ultra high and

high net worth individuals, families

and family offices worldwide,

affluent clients in
selected markets, and an

array of corporate, institutional,

private, small and

medium-sized enterprises, as well

as
retail clients in Switzerland.

We work hard to service our clients’ diverse sustainable financing, investing and/or advisory needs in the best way
possible, leveraging the

knowledge of our

specialist teams. An

established rationale guides

our interactions with
clients,

and

it

starts

by

building

an

understanding

of

the

relevance

of

sustainability

for

their

business

and/or
investment portfolio.

The

following

graphic

provides

an overview

of sustainable

finance

products

and services

offered

by UBS.

Included

here
for illustrative purposes,

it is not

an exhaustive representation

of our sustainable

finance and investing

offering,

which
varies by

jurisdiction, booking

center and

client domicile

and is

subject to

client eligibility

and preferences.

Not all
products

and services

are available

to all clients.
2
Bloomberg, all market figures in this paragraph.
3

Investment Bank figure

is 102

of which

UBS (AG)

figure is

93 and

Credit Suisse

figure is

16. The

metrics include transactions

such as,

but not

limited to,
Investment Bank Global Banking bonds

issued under the voluntary ICMA Green

Bond Principles, Sustainability Bond Principles, and

Sustainability-Linked Bond
Principles. The

principles include

a recommendation

that the

issuer appoints an

external review

provider to

undertake an

independent external review

(e.g.,
second-party opinion). This is consistent with market practice. The metrics also include sustainability themed bonds (e.g., Transition).

Transactions are

counted
only once, there is no double counting (e.g., if and where UBS AG and Credit Suisse were involved in the same transaction). UBS performed an assessment for
Credit Suisse

green, social,

sustainability and

sustainability-linked bonds reported

in the

2023 Sustainability

Report and

deemed them

to be

aligned to

UBS
sustainable bond guidelines.
4
bloomberg.com/company/press/bioomberg-intelligence-survey-finds-investors-and-c-suite-embrace-esg-despite-concerns/
5
mercer.com/insights/investments/portfolio-strategies/wealth-management-investment-survey/

Sustainability Report 2023
| Supporting opportunities

›
Refer to the “Basis of Reporting” in the Supplement to this report, available at ubs.com/sustainability-reporting , for details of which products are included in the calculations of sustainable product metrics.

Sustainability Report 2023
| Supporting opportunities

Global Wealth Management
Building on our unrivalled global scale and footprint in wealth management,

with USD 3.8
trillion in assets under management,

we aim to help private clients and family offices
achieve their sustainability objectives in line with their targeted financial performance. We
do this via an end-to-end research-driven investment value chain.

The starting point is
dedicated sustainability-focused investment research, including strategic asset allocation,
thematic and asset-class views. These then translate into high-conviction instrument
selection and advice.

This approach aims to provide insights for clients about sustainability risks and opportunities and how to consider
them within a portfolio

context. These research

views inform our

sustainable and impact

investing solutions,

which
include

multi-asset investment

portfolios

and

a

suite of

advisory

options

across equities,

bonds,

and

alternative
investments.

Integration of Credit Suisse
The acquisition

of Credit Suisse

Group offers Global

Wealth Management

several discrete

opportunities to

enhance
our

existing

sustainable

investing

offering

with

potentially

complementary

capabilities

and

resources.

These
opportunities

include

enhancement

of

transparency

and

reporting

on

the

sustainability

characteristics

of
investments and

portfolios; as

well

as

the addition

of more

subject-matter experts

who

bring a

focus on

client
engagement and internal capacity building. We also look forward to bringing select Credit Suisse sustainable and
impact investing

solutions onto

the merged

platform during

2024 and

2025. These

solutions will

be subject

to
existing UBS

AG Global

Wealth Management

sustainable investing

frameworks, diligence,

and instrument

selection
approaches.

Deviations

in

these

approaches

have

already

been

identified,

with

findings

integrated

into

the
migration planning. During

the migration

of solutions, clients,

and assets, we

will phase

down dual

governance,
with the aim of aligning

under the existing UBS

AG Global Wealth Management

sustainable investing governance.

2023 highlights

Continued delivery of actionable investment

insights

Global Wealth

Management CIO continued

to identify actionable

sustainability-related investment opportunities,
including SI frameworks and strategies across

carbon markets, selected areas of

fixed income, such as securitized
debt, and thematic

areas such as

the circular economy. We publish

a regular series

of sustainable

investment views,
including

a

monthly
Sustainable

Investing

Perspectives

series

and

a

longer-term-focused

quarterly
Sustainable
InSights

publication.

They are

complemented by the
Sustainable Investing in

Charts

and
SI Top

Holdings

reports,
both introduced during 2023.
The underlying

sustainable investing

research views

are integrated

into the

CIO
House View

and are accompanied,
where relevant,

by media such as videos or

podcasts, to facilitate client reach and

accessibility. A spectrum of topics
was covered during 2023, including impact

investing, green-tech, opportunities arising from public

capital programs,
carbon markets and the circular economy.

In addition, we introduced a framework

to help investors gain exposure to
securitized assets with a focus on

sustainability,

including mortgage-backed securities. We expect this

area to provide
more opportunities for innovation as investors increase

their focus on sub-asset classes within

fixed income.

Sustainability Report 2023
| Supporting opportunities

We

also

continued

to

include

sustainable investing

insights

in

the CIO

monthly
Messages

in

Focus
publication,
which provides private

clients with tactical,

actionable investment ideas. Additionally,

the flagship CIO
2024 Year
Ahead

publication outlined investment

implications for sustainable

investors in the year to

come and discussed the
impact of decarbonization over the coming decade.
We further enhanced

the methodology underpinning the
CIO Sustainability Scores

for issuers
, which now

covers
approximately 13,000 issuers and enables

issuer-, fund-, and portfolio-level transparency

to be delivered to clients.
Educating our clients and their advisors

Supporting our

clients, prospects

and advisors

with timely

research and

education on

sustainable investing is

an
important

part

of

the

advice

we

provide.

Given

the

rapidly

evolving

environment

around

sustainability

and
investments, it

is crucial for

advisors to

stay up-to-date

on industry trends,

regulatory developments

and investment
ideas. During 2023, we delivered a range

of voluntary learning opportunities

at various client events, including

the
APAC

flagship

sustainable

finance

conferences

(which

attracted

more

than

600

APAC

clients),

the

Emerging
Successors

Program,

Own

Your

Worth

Sustainability

Summit,

and

the

UBS

x

Unlocked

Foundation

Women’s
Summits. To

complement these events,

we also introduced additional sustainability-focused training opportunities for advisors globally. These ranged from mandatory training modules to a series of virtual discussions with internal
and external subject-matter experts

on topics like ESG politicization and investing

in oceans.
›
Refer to ubs.com/global/en/wealth-management/sustainable-investing for more information about our Global
Wealth Management’s sustainable investing insights
›
Refer to the UBS Group Annual Report 2023 available on ubs.com/annualreport for more information on the overall
business and financial profile of UBS Global Wealth Management as important context for the product and financial information provided here
›
Refer to the “Supporting opportunities” section of this report for more information on the proportion of sustainable investment assets as part of UBS Group’s total invested assets

Sustainability Report 2023
| Supporting opportunities

Asset Management
Sustainable Investing (SI) has been an integral part of our Asset

Management business for
over 20 years,

grounded in the clear belief that,

from our products and services to the way
we work and operate in society, sustainability means thinking and acting with the long term
in mind. The array of sustainable investment (SI) strategies we offer aims to drive financial
returns and sustainability outcomes.
Integration of Credit Suisse
In

our

combined

organization,

there

is

a

continued

focus

on

sustainability

and

innovation.

We

believe

the
integration

brings

opportunities

for

an

expanded

client

offering

and

a

more

influential

“seat

at

the

table”

for
stewardship and engagement activities, given our

increased asset base.

The existing

UBS AG Asset

Management SI

product classification

framework will

remain in

place and will

be applied
to the

Asset Management (Credit

Suisse) products when

onboarded to the

UBS shelf, starting

in 2024. Separate
governance structures

remain in

place as

of end

2023, while,

concurrently,

progress has

been made

to align

policies,
methodologies and frameworks. A joint governance

forum has been put in place to support this alignment.

2023

highlights
Active Ownership

We are convinced that

taking a focused, investment-led

and outcomes-driven approach

to active ownership

brings
benefits to companies, their shareholders,

and wider society. Effective engagement

can help companies contribute
to

value

creation

and

protection

at

the

company-specific

and

systemic

levels,

addressing

both

risks

and
opportunities.
Climate
UBS AG Asset Management has been running a

Climate Engagement Program for more than

five years. In 2023,
we sharpened the

program’s focus on

engaging with companies

to adopt targets

and transition planning

in line
with a net-zero pathway

and increased the

number of companies

covered by the

program. In addition

to our direct
engagement, we continued to use collaborative initiatives to scale our impact, especially through our membership
of Climate Action 100+.

Sustainability Report 2023
| Supporting opportunities

We believe

we can

support industry leaders

in accelerating

the early

adoption of transformative

decarbonization
technologies. By

way of

example,

in September

2023, we

hosted an

engagement event

designed to

accelerate
decarbonization in

the shipping

sector. Cargo owners,

commodity shippers,

marine engine

manufacturers and

low-
carbon fuel providers,

as well as recognized

experts, used the

event to discuss key

barriers to alternative

fuels, such
as supply,

technical complexities,

and pricing.

The event

supported one

of the

main objectives

of our

Climate Action
fund. Launched

in December

2022, the

fund invests

in attractively

valued companies

in emission-intensive

industries
that need to

decarbonize over time. We

actively engage with these

companies one-on-one, and across

the value
chain, to monitor and support such efforts.
We also engage with companies to set climate targets in line with net-zero pathways, which we see as critical for
credible climate risk management

and achieving the transition

to a low-carbon economy.

We were a signatory

to a
campaign led by

the Carbon Disclosure

Project, encouraging over

2,000 companies to

adopt science-based climate
targets.

We

were

also

co-signatories

to

two

investor-led

letters

to

policymakers,

calling

on

them

to

accelerate
decarbonization goals at state-owned companies.
Linking our climate

engagement with

voting action is

key to ensuring a

continued clear alignment

across our active
ownership approach. To support this, we have aligned our voting policy with our climate engagement efforts and objectives in

our policy

framework and

clarified our climate

and net-zero

expectations of

companies. We have

a
clearly defined set of criteria which we use to

evaluate companies’ say-on-climate

proposals.

We

will

further

evaluate

climate

proposals

against

the

following

six

key

factors:

climate

governance,

net-zero
ambition and

targets, quality

of decarbonization

strategy, net-zero

performance alignment,

lobbying and

policy
engagement, and

use of

offsets. We

will also

support shareholder proposals

that seek

information about issuers
adopting

or

adhering

to

relevant

norms,

standards,

codes

of

conduct

or

universally

recognized

international
initiatives, including the recommendations of

the TCFD.

We have a fiduciary duty and fundamental objective to act in the best financial interests of our clients to enhance
the long-term

value of

their investments.

We exercise

our

voting rights

in

a

manner which

we believe

is in

the
companies’ long-term financial

interests.

Nature
To

support our increasing focus on natural capital, Asset Management became a founding member of the Nature
Action

100

collaborative

engagement

initiative

and

joined

the

Principles

for

Responsible

Investment’s

Advisory
Committee for its stewardship initiative on nature.

Social

In 2023, we progressed against the engagement objectives of our Social Engagement Program, which launched a year

earlier.

Our

three

focus

themes

are

human

capital,

human

rights

and

health.

To

complement

our

direct
engagement efforts, we continued to collaborate with

other investors to maximize our engagement

impact.
We have seen target engagement companies

enhance their labor practices, set time-bound

quantitative targets to
enhance gender diversity, conduct human rights risk assessments, and initiate plans to reduce risks and raise their
focus on societal health. We also

filed a shareholder resolution, urging a company

to enhance gender diversity at
board level after several years of stewardship

activities led to no signs of progress.
In addition,

we took

up the

role of

Chair of

the global

engagement workstream in

the UK

Chapter of

the 30%
Club and we also co-chair the Investors

in Nutrition and Health initiative of the

Access to Nutrition Initiative. These
roles allow us to drive industry collaboration

and enhance our effectiveness in reaching

engagement outcomes.

Credit Suisse AG Asset Management

collaborated with other asset

managers to establish social and

human capital
key performance

indicators for

funds with

a social

objective in

the industry,

to build

financially and

socially important
data such as human capital turnover at the

levels of gender, ethnicity, and age group.

Sustainability Report 2023
| Supporting opportunities

Thought leadership research
Asset

Management

launched

a

special

Sustainable

Investing

edition

of

its
Panorama

series

during

2023.

The
publication

focused

on

the

opportunities

and

risks

of

sustainable

investing,

enhancing

the

effectiveness

of
stewardship by

asset

owners and

asset

managers, showing

how

to

customize sustainability

through active

and
index investing, and the role that natural capital

plays in sustainability investing approaches.

During 2023,

we also

published several

thought leadership

pieces, including

articles focused

on
natural capital,
chemical pollution
, embodied carbon, physical risk,

impact investing and active ownership.

They included:

–
Chemical pollution and the need to transition to

sustainable chemistry
;

–
No false starts: The race to reduce embodied

carbon
;

–
China and net zero ; A recipe for alpha?
;

–
Finding our voice: Active owners need to bring

something to the table
; and

–
Green premium.
We also conducted extensive

thematic research on emerging sustainability

topics such as biodiversity,

to facilitate
engagement activities and portfolio investment

decision-making.

External awards recognition
UBS AG Asset

Management won several sustainability-themed awards

during 2023, underlining

the strengths of
our approach. Highlights include:

–
Top 5 Fastest Riser for ESG at the Broadridge

Distribution Achievement Awards;

–
Best ESG Fund House (Passive) and Best ESG

Emerging Markets Equity Fund (Passive)

at the ESG Clarity Awards;
–
Best

Equity

ESG

Investment Fund

at

the

ESG

Investment Leader

Awards

2023

for

the

Global

Equity

Climate
Transition Fund;

and

– Strong results in the
2023 GRESB Real Estate and Infrastructure

Assessments
, with all 20 discretionary strategies
achieving

4

or

5

stars

and

outperforming

the

GRESB

average,

14

of

them

receiving

5

stars

and

four

of

the
strategies being ranked first in their peer group.
1

›
Refer to the UBS Group Annual Report 2023 available on ubs.com/annualreport for more information on the overall
business and financial profile of UBS AG Asset Management as important context for the product and financial information provided here
›
Refer to the “Supporting opportunities” section of this report for more information on the proportion of sustainable investment assets as part of UBS Group’s total invested assets
1

GRESB is a third-party organization that provides ESG data to financial markets. GRESB collects, validates, scores, and independently benchmarks ESG data to
provide business

intelligence, engagement

tools, and

regulatory reporting

solutions for

investors, asset

managers, and

the wider

industry. UBS has

been a

member
of GRESB for over a decade. Award as of October 2023.

UBS submitted 2022 data to GRESB for the

2023 Assessments.

Sustainability Report 2023
| Supporting opportunities

Investment Bank

Our Investment Bank

offers clients global

advice and access

to the world’s

primary, secondary and private

capital
markets,

through

an

extensive

array

of

sustainability-focused

services,

products,

research

and

events.

The
Investment Bank

has incorporated

sustainability expertise from

Credit Suisse

to strengthen

UBS Group’s

offering
across Global Markets,

Global Banking

and Research. New

sustainable finance

content, products

and other services
taken over from Credit Suisse follow UBS Group standards and approval process. As of the end-of-year 2023, the
Investment Bank has been operating under

a single consolidated governance. In 2023, we

honed our capabilities
through initiatives across Global Markets,

ESG Research, Global Banking and data-led offerings.

2023 highlights
Global Research

In 2023, ESG Research delivered thematic reports on topics including energy transition materials,

EV charging, the
EU and global sustainability-related regulatory landscape, PFAS (per-and polyfluoroalkyl substances, also known as
“forever

chemicals”), battery

recycling

in

China,

biodiversity, and

alternative fuels.

More

generally,

through

our
research, we

addressed ways

in which

ESG factors

connect to

individual markets,

sectors and

companies in

our
coverage, for example in an expanded ESG Sector

and Company Radar product.
ESG research

is supported

by the UBS

Evidence Lab.

It provides data-driven

insights into

ESG-relevant questions

and
in

2023,

it

identified

six

themes

favored

by

family

offices

for

impact

investing:

education;

climate

change;
healthcare; economic

development and

poverty alleviation;

agriculture; and

a

broad

theme covering

alternative
food sources, clean water, and sanitation.

Sustainable finance at conferences and other

events

Throughout

the global

calendar,

ESG

and

sustainability-related topics

are

frequently

integrated into

proprietary
investor conferences

run by

the Investment

Bank,

and into

other industry

events. These

include targeted

events
focusing on sustainable finance

topics such as transition finance,

regulatory developments, impact technology

and
green equity.

We also incorporate sustainability

topics into sector- or

market-specific conferences including

our Energy Transition
Conference, Global Real Estate

CEO/CFO Forum and our

Greater China Conference. In

September 2023 we held
our annual

Investment Bank-wide

Sustainable Finance

Conference,

which addressed

areas such

as the

development
of supportive

regulation and

products to

support the

ongoing journey

to net

zero and

the development

of transition
finance.

Sustainability Report 2023
| Supporting opportunities

Global Banking

ESG Advisory Group
Increasingly, consideration of ESG is seen

as a central component

of any corporate

business strategy and

a key tool
in achieving sustainability in business

and corporate operating models. A recent

Bloomberg Intelligence-run survey
of senior corporate executives confirmed this trend.
1
As pressure from regulators and other key stakeholders, such as customers, investors and employees,

grows,

so too does the need for transformation. The ESG Advisory Group supports UBS’s clients in assessing ESG topics throughout

the corporate lifecycle.

Our

approach is

underpinned by

a

profiling framework

with

carefully

developed modules

to

critically analyze

a
corporation’s ESG

profile from

a business

and investor

perspective. The framework

lies at

the heart

of all

Global
Banking transactions and addresses four core components

(with examples of analytical modules in parentheses):

–
what you do

(stakeholder engagement framework);

–
how you do it

(ESG performance analysis, PAI
2

as a product explaining investor needs to corporates);

–
how you talk about it

(corporate sustainability report diagnostics);

and
–
what others say about you

(outside-in stakeholder analysis via artificial intelligence

(AI) platform).
Leveraged and debt capital markets

The

Investment

Bank

arranged

USD 53.7

billion
3

in

green,

social,

sustainability

and

sustainability-linked

(GSSS)
bonds through 102 bond deals

during 2023
4
. Our deal activity was

particularly strong in EMEA

and Australia while
also

solidifying our

market-leading position

in

the

Swiss-franc-denominated market

with

the

Investment Bank’s
market share at nearly 50%
5
.

In addition, we have

built a strong position in

Brazil’s local labelled ESG

debt market.

Deal

highlights

included the

structuring

and

execution of

the

Western

Australia

Treasury

Corporation’s (WATC)
inaugural AUD 1.9

billion green

deal,

and

winning the

structuring mandate

for the

Australian government.

The
funds

for

WATC

will

support

government

projects

targeting

environmental

outcomes,

such

as

investments

to
decarbonize the main electricity grid.

This includes batteries and wind

farms, EV charging infrastructures

as well as
rebates and standalone power systems.

Meanwhile, the establishment of the Australian

government’s green bond
framework highlights its

key priorities,

by referencing its

aim for

upcoming green bonds

to finance

projects that
will help Australia achieve its ambition to

be net zero by 2050.

In July 2023, we acted as a joint global coordinator,

physical bookrunner and sustainability coordinator

on a debut
EUR 270 million green senior secured notes

issuance in support of the leveraged

buy-out (LBO) of Amara Nzero by
a consortium

led by

Cinven. This

was the

first green

bond to

be issued

in EMEA

with LBO

use of

proceeds. In

August
2023,

we

facilitated

an

innovative

senior

non-preferred

sustainability-linked

loan

(SLL)

note

from

Nordea.

This
transaction represented the first banking SLL note

issued across core currency markets globally.

›
Refer to the UBS Group Annual Report 2023 available on ubs.com/annualreport for more information on the overall
business and financial profile of UBS Investment Bank as important context for the product and financial information provided here
1
bloomberg.com/company/press/bioomberg-intelligence-survey-finds-investors-and-c-suite-embrace-esg-despite-concerns
2

Principal adverse impacts, as defined by the EU

Sustainable Finance Disclosure Regulation
3

Notional value. Investment Bank figure is USD 53.7 billion of which UBS AG figure is USD 51.5 billion and

Credit Suisse figure is USD 4.6

billion.
The metrics
include transactions such as, but not limited

to, Investment Bank Global Banking bonds issued under

the voluntary ICMA Green Bond Principles, Sustainability
Bond Principles,

and Sustainability-Linked

Bond Principles.

The principles

include a

recommendation that

the issuer

appoints an

external review

provider to
undertake an independent external review

(e.g., second-party opinion). This

is consistent with market

practice. The metrics also

include sustainability themed
bonds (e.g., Transition). Transactions are counted only once,

there is no double counting

(e.g., if and where UBS

AG and Credit Suisse

were involved in the same
transaction). UBS performed

an assessment for

Credit Suisse green,

social, sustainability

and sustainability-linked

bonds reported in

the 2023 Sustainability

Report
and deemed them to be aligned to UBS sustainable

bond guidelines.
4

Investment Bank figure is 102 of which UBS AG

figure is 93 and Credit Suisse figure is 16.
5
Bloomberg

Sustainability Report 2023
| Supporting opportunities

Personal & Corporate Banking

In our home market of Switzerland,

our aim is to be the most progressive financial
institution when it comes to offering sustainable and sustainability

-linked financial advice
and products. As Switzerland sets course for a successful transition to a low-carbon future,
we are developing innovative advisory, lending, basic banking,

and transition financing
solutions, while also offering our clients access to sustainable investment solutions.

Integration of Credit Suisse
UBS Switzerland AG

and Credit Suisse

(Schweiz) AG currently

remain separate entities.

However, the sustainable
products

of

Credit

Suisse

(Schweiz)

AG

have

been

reviewed

and

vetted

against

the

UBS

sustainable

product
frameworks. Based on this, Credit Suisse (Schweiz) AG continues to offer its sustainable products to its clients but paused developing new products in 2023.

2023 highlights
Private clients
Supporting our

clients to

meet their

sustainability ambitions

remained a

focus in

2023. Our

private clients

continued
to

allocate

to

sustainable

investment

solutions

during

the

year,

helped

by

easy

access

to

the

relevant

product
offerings across both

sustainable funds

and sustainable

pension solutions using

our mobile

banking app,

UBS key4.

Forming sustainable partnerships and thought

leadership
Partnerships continue to play a key role in our efforts. In 2023, UBS entered into a new partnership with the

Ecole
Polytechnique

Fédérale

Lausanne

(EPFL)

to

support

innovation

in

sustainability

and

collaboration

through

joint
projects. In

addition, we

became the

first bank

to join

the Swiss

Green Fintech

Network, actively

supporting the
development

of

innovative and

scalable

technology

solutions,

and

the

development of

Switzerland

as

a

global
leader in

green fintech.

We continued

publishing articles

in order

to deepen

client dialogue

and engagement.

Jointly
with the business and group functions, we have participated

in various sustainability-related seminars

and events.

›
Refer to ubs.com/sustainability-ch

for information on sustainability at UBS in Switzerland

›
Refer to the UBS Group Annual Report 2023 available on ubs.com/annualreport for more information on the overall business and financial profile of Personal & Corporate Banking as important context for the product and financial information provided here

Sustainability Report 2023
| Supporting opportunities

Group Treasury activities
In

2023,

Group

Treasury

continued

to

invest

its

high-quality

liquid

assets

portfolios

under

a

dedicated

ESG
Investment Framework as described

in UBS’s net-zero ambition

statement of 2021. This framework

integrates ESG
considerations

in

the

investment

process

alongside

more

traditional

economic

and

risk

dimensions.

It

supports
investments in

ESG-labelled securities

that have

a direct

link to sustainable

projects, promotes

investments in

issuers
with positive ESG characteristics and flags potential

risks.

At year-end 2023,

Group Treasury held

more than USD

8 billion of green,

social and sustainability

bonds in its

high-
quality liquid

assets (HQLA)

portfolios, up 20%

from the

USD 6.7 billion

it held in

2022. In comparison,

global GSSS
bond issuance increased 7%
1

in 2023.
Non-core and Legacy
In 2023, we

created Non-core and Legacy,

which includes positions and

businesses not aligned with

our strategy
and policies. Those

consist of the

assets and liabilities

reported as part

of the

former Capital Release

Unit (Credit
Suisse) and certain assets

and liabilities of the

former Investment Bank (Credit

Suisse), Wealth Management

(Credit
Suisse),

Swiss

Bank

(Credit

Suisse)

and

Asset

Management

(Credit

Suisse)

divisions,

as

well

as

of

the

former
Corporate Center

(Credit Suisse).

Non-core and

Legacy also

includes the

remaining assets and

liabilities of

UBS’s
Non-core and Legacy Portfolio,

previously reported in

Group Functions (now

renamed to Group Items),

and smaller
amounts of assets

and liabilities of

UBS’s business divisions

that we have

assessed as not

strategic in light

of the
acquisition of

the Credit

Suisse

Group. We

are

actively

reducing the

assets of

Non-core and

Legacy

in

order to
reduce operating costs and financial resource

consumption, and to enable us to simplify

infrastructure.

›

Refer to the UBS Group Annual Report 2023 for more information about the Non-core and Legacy business division
Upon

the

legal

close

of

the

acquisition

of

the

Credit

Suisse

Group,

we

have

applied

existing

UBS

prudent risk
management practices

to material

risks of Credit

Suisse. Positions

and businesses

not aligned with

the core strategy
and policies of UBS have been ring-fenced in the Non-core and Legacy business division, with the aim of ensuring a timely and orderly wind-down.
›
Refer to the “Managing sustainability and climate risks” section of this report for a description of sustainability-
and climate-related de-risking activities
1

Bloomberg

Sustainability Report 2023
| Managing sustainability and climate risks

Managing sustainability and
climate risks
Introduction
Managing sustainability

and climate

risk is a

key component

of our

corporate responsibility.

We define

sustainability
and climate risk as the risk that UBS negatively impacts, or is impacted by,

climate change, natural capital, human
rights and other environmental,

social and governance

(ESG) matters. Sustainability

and climate risks may manifest
as credit, market,

liquidity, business or

non-financial risks for

UBS, resulting in potential

adverse financial, liability

or
reputational impacts.
Group

Risk

Control

(GRC)

is

responsible

for

our

firm-wide

sustainability

and

climate

risk

framework

and

the
management of

exposure to

sustainability

and

climate (financial)

risks

on

an

ongoing

basis

as

a

second

line

of
defense, while our Group

Compliance, Regulatory & Governance

(GCRG) function monitors the

adequacy of our
control

environment

for

non-financial

risks

(NFR),

applying

independent

control

and

oversight.

We

manage
sustainability and climate risk within a dedicated

risk management framework.

In 2023 we worked to revise this framework and our processes across UBS, following the acquisition of the Credit
Suisse Group.

Recognizing that

it is

imperative to

have a

consistent approach

to managing

sustainability and

climate
risk across the consolidated banking group, we have merged the Sustainability and Climate Risk (SCR) units under the Chief Risk

Officer (CRO)

for Sustainability. We

also developed a

combined Group policy

for sustainability and
climate

risks,

including

risk

appetite

standards.

Furthermore,

we

continued

to

work

toward

consolidating

our
sustainability and

climate risk metrics

and quantitative approaches

across the combined

entity, while enhancing

our
analytical capabilities and further integrating sustainability and climate risk considerations into traditional financial
and

non-financial risks,

for example

by

enriching our

risk

management processes

and

reporting around

nature-
related risks.
At the

same time

our sustainability

and climate

risk framework

continued to

mature through

our multi-year

initiative
focused on addressing

regulatory requirements and

enhancing core processes,

such as reporting

and disclosures.
This chapter presents our

approach to managing sustainability, climate and

nature-related risk, while highlighting
those areas where further work is ongoing to align the

Credit Suisse approach to the overall Group approach.

The
current inventory

of quantitative sustainability

and climate

risk metrics, including

exposure to

carbon-related assets,
climate-sensitive sectors

and nature-related

risks for

UBS Group

excluding Credit

Suisse,

is disclosed

later in

this
section. UBS

is in

the process

of implementing

a combined

and aligned

sustainability-

and climate-risk

dataset across
UBS

Group

and

including Credit

Suisse

AG.

For

this

reason, UBS

will

publish

UBS

Group

and

Credit

Suisse AG
sustainability and climate risk metrics required pursuant to FINMA Circular 2016/1 "Disclosure – banks", Annex 5, in

a

supplement

to

the

UBS

Group

Annual

Report

and

the

UBS

Group

Sustainability

Report

in

line

with

the
publication timeline for the semi-annual Pillar

3 disclosures in the third quarter of

2024.
›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about the UBS Group sustainability and climate risk policy framework

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability and climate risk management
framework
Our

firm-wide

sustainability

and

climate

risk

management

framework

and

related

policies,
standards

and

guidelines

underpin

our

management

practices

and

control

principles.

They
enable us to identify and manage potential adverse impacts on the climate, the environment and human

rights, as

well as

the associated

risks affecting

us and

our clients,

while supporting
the transition to a low-carbon world.
Overseen by senior management, the framework

applies to the balance sheet, our own

operations and our supply
chain. It consists of four different phases: (i) risk identification and measurement; (ii) monitoring,

and risk appetite
setting; (iii) risk management and control; and

(iv) risk reporting and disclosure.
›
Refer to “Our investment management approach to sustainability and climate risks“ in this section for a description of our sustainability and climate risk investment approach

Sustainability Report 2023
| Managing sustainability and climate risks

The

Group

Chief

Risk

Officer

(GCRO)

is

responsible

for

the

development

of

the

sustainability

and

climate

risk
framework and

risk appetite,

along with

its integration

into those

of the

Group. The

CRO for

Sustainability supports
the GEB by providing leadership on sustainability in collaboration with business divisions and Group Functions and
is supported by the

Sustainability and Climate Risk unit (SCR

unit). In addition, the BoD

Risk Committee monitors
the progress of UBS’s efforts to address sustainability

and climate risk.

›
Refer to the “Supplement to Governance” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting ,

for further details on the sustainability governance at UBS
Our

multi-year Sustainability

and

Climate Risk

Initiative (the

SCR

Initiative),

launched in

2020

by

Pre-acquisition
UBS’s SCR

unit, continues

to build

capacity through

expertise, collaboration,

technology and

data. This

initiative
was created to integrate sustainability and climate risk considerations into the firm’s traditional financial and non-
financial risk

management frameworks,

which address

these traditional

risks across

the firm’s

business divisions

and
legal entities, against a continuously evolving

regulatory context.
In 2023, the SCR Initiative

further advanced efforts

toward the goal of

fully integrating

qualitative and quantitative
sustainability

and

climate

risk

considerations

into

the

firm’s

traditional

risk

management

and

stress-testing
frameworks. 2023 developments

include introducing

climate-driven risk analytics

into the

credit decision-making
process

for

select

portfolios,

introducing

climate-driven

quantitative

risk

appetite

for

specific

legal

entities,
expanding climate

and nature-related

risk monitoring

internally, and

further refining

processes and

governance and
methodologies to drive forward more comprehensive

ESG reporting and disclosures.
Like that

of UBS,

Credit Suisse’s

approach to

the management

of sustainability

and climate

risk consists

of four
phases, (1) risk identification, (2) monitoring,

(3) management, and (4) reporting.

›
Refer to “Appendix 3 – Entity-specific disclosures for Credit Suisse AG” in the appendices to this report for a description of Credit Suisse’s approach

to sustainability and climate risk management
Sustainability and

climate risk

management activities

conducted in

2023 are

described below,

across the

four phases
of

the

sustainability

and

climate

risk

framework.

These

activities

laid

the

foundation

for

the

creation

of

a
sustainability and climate risk management

framework for the combined organization.
›
Refer to the “Supplement to Governance” and “Supplement to Managing risks“ sections of the Supplement to the
UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more details about our sustainability and climate risk policy framework
Risk identification and measurement
On

an

annual

basis,

an

assessment

of

the

materiality

of

sustainability

and

climate-driven

risks

is

carried

out

in
accordance with the ISO 14001 standard for environmental management systems.
1

In 2023, we further advanced
our materiality assessment

methodology to integrate

documented transmission

channels that may

drive new forms
of

sustainability

and

climate-driven

financial

and

non-financial

risks,

leveraging

internal

and

external

expert
guidance.
We

aim

to

identify

sustainability

and

climate

risks

at

divisional

and

cross-divisional

levels,

both

through

the
sustainability and

climate risk-driven

materiality assessment

mentioned above

and,

increasingly, by

integrating them
into the

firm-wide traditional

risk identification

and measurement

processes. This

is also

applied to

significant Group
entities under UBS Group AG.
›
Refer to “Supplement to Strategy” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting , for details about our climate-related materiality assessment and the underlying methodology
Our risk identification methodologies

collectively define UBS’s

materiality-driven approach, focus

areas and key risk
drivers. The outputs of these efforts define our

sustainability and climate risk management

strategy by:

–
identifying concentrations of climate

and nature-sensitive exposure

that may make

UBS vulnerable to

financial
and

non-financial

risks,

enabling

the

prioritization

of

resources

towards

enhanced

risk

quantification

and
subsequent management actions;

–
supporting delivery of a client-centric business strategy,

where the firm supports clients

with their sustainability
transition,

e.g., by low-carbon transition finance,

identifying clients that may benefit from

sustainability-focused
UBS products and services.

This provides information to senior management to support more informed decision-making on sustainability and climate-driven

risks,

along

with

providing

decision-useful

information

to

stakeholders,

through

our

external
disclosures.

1

For the financial year 2023,

the materiality assessment covered UBS

Group excluding Credit Suisse.

Sustainability Report 2023
| Managing sustainability and climate risks

Transition risk
Climate-driven transition risks

arise from

global efforts

to mitigate

the effects

of climate

change. They

cover the
financial impact on our clients or on UBS itself through the creditworthiness of UBS counterparties or the value of collateral held by UBS. Financial

impacts from climate-driven transition risks could

materialize through several key
risk factors:
–
climate policies: affecting operating expenses

(e.g.,

carbon taxes), analyzed both directly and indirectly;
–
low-carbon technologies

and

their

potential for

disruption: affecting

capital expenditure

requirements and/or
market share due to low-cost competition;

or
–
shifts in

consumer or

investor sentiment:

affecting revenues

(consumer demand

shifts) or

market perceived

value.
To

arrive

at

UBS

Group

excluding

Credit

Suisse

exposure

to

climate-driven

transition

risks,

we

have

analyzed
economic sectors within

UBS’s classification taxonomy,

with a view to defining

sub-sectors (hereafter referred

to as
“segments”) that

share similar characteristics

in their vulnerability

to the risk

factors identified above.

The approach
consists of grouping companies into these segments under an adverse risk scenario. This scenario is defined as an immediate and disorderly approach

toward meeting the

well-below-2˚C Paris goal

over the zero-to-three-year time
horizon

(reflecting

the

business

planning

horizon).

The

outcome

of

this

process

is

a

sector-level

transition

risk
heatmap, where risk ratings range from low to high,

and ”climate-sensitive sectors” include the top three ratings
(high, moderately high and moderate).
In 2023, methodology enhancements on

the sector-level heatmap provided

for the incorporation of the additional
“disorderly” component (in

line with

the NGFS

immediate and

disorderly definition and

UBS’s in-house

scenario
developments).

Here,

disorderly

is

defined

as

a

differentiation

between

industrialized

and

emerging

market
countries: in the

short term, industrialized economies are

rated relatively riskier than

emerging economies due to
faster acceleration

in implementing

programs to

meet national

commitments made

within the

Paris Agreement
framework. These policies and programs are executed primarily through more stringent climate transition policies, larger investments

in advanced low-carbon

technologies, and

the effects in

delivering affordable

and more climate-
friendly products (analyzed through price elasticity

in demand for these products).
The

transition

risk

heatmap below

shows

that,

at

year-end

2023,

our

exposure to

climate-sensitive sectors

and
related activities remains

relatively stable. Climate-driven

transition risk-sensitive exposure

now represents

12.1%
(up

from

11.7%

in

2022)

of

total

customer

lending

exposure,

mainly

driven

by

an

increase

in

exposure

to
commercial real

estate in

Switzerland. This

risk exposure

can be

associated with the

passage of

the Climate

and
Innovation

Act

in

Switzerland

and

the

expected

zero-to-three-year

impact

on

energy-efficiency

rules

in

the
commercial real estate sector. A slight reduction

in exposure can be observed in the fossil fuels trading

and mining
conglomerates sectors.
›
Refer to the “Supplement to Managing sustainability and climate risks” and the “Basis of reporting” sections of the
Supplement to the UBS Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for details on methodologies

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Physical risk
Climate-driven physical

risks arise

from acute hazards,

which are increasing

in severity and

frequency, while chronic
climate risks arise

from an

incrementally changing climate.

These effects

may include increased

temperature and
sea-level rise, and

the gradual changes

may affect productivity

and property values

and increase the

severity and
frequency of acute hazards.
Our

physical

risk

heatmap

methodology

groups

together

corporate

counterparties

based

on

exposure

to

key
physical risk factors

(risk segmentation),

by rating sectoral,

sub-sectoral, and

geographical vulnerabilities

to climate-
driven

physical

risks.

These

vulnerabilities

were

identified

using

a

proprietary

in-house

UBS

model.

The

model,
developed in

2023, is

a significant

advance on

the historical

physical risk

heatmapping methodology

which Pre-
acquisition UBS

published in

2021 and

2022. By

leveraging over

1 billion

data points,

UBS analyzed

cross-sector
information on asset-level

data (sub-company

level), third-party

climate hazard ratings

through geospatial

datasets,
and

academic

insights

into

how

hazards

and

production

methods

may

be

aggravated

or

complementary
(transmission

channels).

The

analyses

are

then

quantitatively

aggregated

across

assets,

transmission

channels
(including value chains) and hazards at a

sub-sector/country or sub-country level of

granularity.

The refined

heatmap methodology

shows that

UBS Group

excluding Credit

Suisse physical

risk vulnerability

remains,
on average,

moderately low

(below the

sensitivity threshold

of moderate).

Given UBS’s

business profile,

the key
drivers

for

our

climate-sensitive

lending

(physical

risk) are

financial

intermediation activities,

and

collectively the
services, agriculture, and transportation sectors. In its current state, the model takes a conservative approach in its
key assumptions,

limiting full

incorporation of

geographical and

sectoral sources

of variability

(which may

either
further amplify or mitigate financial vulnerability). We are committed to addressing these and other limitations by
continuously improving the

modeling approach alongside

the industry, as it

continues to standardize

the disclosure
of physical

climate risk

data, integrates

regionalized scientific

climate models,

specializes in

its impact

on sectors
and assets, and collaborates

with a view to more informed decision-making.

More specifically, in 2024 and beyond, UBS will seek to expand its use of vendor data through both diversification
and

refinement,

further

address

the

limitations

presented

due

to

key

assumptions

in

the

model,

and

develop
approaches

to

address

data

limitations

in

other

types

of

assets

(e.g.,

real

estate).

We

will

also

explore

the

link
between

a

changing

climate

and

nature-related

financial

risks,

which

may

result

in

intensified

compounding
vulnerabilities.

Notably,

companies

that

depend

on

natural

capital

assets

may

be

adversely

affected

by

climate
change, which presents further risks to the

environment and the provision of ecosystem

services.
The physical

risk heatmap

below shows

that UBS

Group excluding

Credit Suisse

exposure to

climate-sensitive

sectors
was at

9.7% (up

from 8.4%).

This increase

is driven

by exposure

to the

services sector,

which includes

financial
services

activities

in

emerging

markets.

Most

of

the

climate-sensitive

physical

risk

exposure

is

located

within
countries that have high adaptive capacity to physical risk hazards; which is an important aspect to consider when
interpreting the 9.7% exposure to physical risk.

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Nature-related risk
Nature-related

risk

refers

to

how

humans

and

organizations

depend

on

and

impact

the

natural

environment.
Natural resources

are referred

to as natural

capital which, in

combination,

provides the ecosystem

services which
benefit people and the planet. In the following we describe our understanding of how UBS’s business model may depend on or impact those services, resulting in financial

and non-financial risk for UBS.
Biodiversity is

presented as

a function

of various

natural capital

assets providing

life on

earth with

a range

of services
(ecosystem services),

categorized and rated

for their role

in the development

of medicines,

technologies, and

more.
UBS‘s

development

of

insights

in

biodiversity,

among

other

nature-related

risks,

is

discussed

in

the

context

of
improving data

and methodology.

Like the

collaborative effort

that UBS

made on

climate-related risks

in earlier
years, we

have contributed

to global

efforts to

raise awareness

and exchange

knowledge on

nature-related risk
assessment methodologies. UBS

has made

these contributions through

its role

as a

member of

the Taskforce

on
Nature-related

Financial Disclosures

(the TNFD,

since 2021)

and the

United Nations

Environment Programme

Finance
Initiative (the UNEP-FI) working group on nature-related

risks (since 2018).

As

a

key

member of

the UNEP-FI

working group,

UBS

supported the

development of

a

methodology to

assess
nature-related risks

from both

the dependency

and impact

perspectives (to

the natural environment).

UBS took

part
in

the

collaborative

work

to

develop

the

Exploring

Natural

Capital

Opportunities,

Risks

and

Exposure

toolkit
(ENCORE),

central

to

UBS’s

initial

nature-related

risk

analysis.

The

UNEP-FI

coordinated

this

working

group

in
partnership

with

the

World

Conservation

Monitoring

Centre

(the

WCMC),

Global

Canopy,

the

Swiss

State
Secretariat for Economic Affairs (SECO), and

the Swiss Federal Office for the Environment

(FOEN).

In 2022 we

initially piloted

a quantification

approach for

nature-related risks

solely based

on the dependency

of our
clients

on

the

natural

environment,

using

the

ENCORE

methodology.

This

approach

allowed

us

to

assess

our
vulnerability to nature-sensitive economic activities by our clients, which may drive financial

risks for UBS, such

as
reduced creditworthiness

of our

clients, or

the value

of companies’

debt, or

of equity

posted as

collateral for

lending
activities. In

2023 we expanded

the definition of

our “nature-sensitive metric”

to now include

both dependency
on, and impact on, nature, its assets,

and the ecosystem services that nature provides

to sustain human activities.
Our methodology assigns

ratings on the same

scale and granularity

as our climate-driven

sector-level heatmaps. As
in the case of the climate-driven heatmap assumptions,

UBS takes a conservative approach in assigning

the overall
nature-sensitive risk

rating to

each

of

the UBS

industry codes.

The

key

assumption here

is

driven

by

taking the
higher of the two values between the ENCORE-defined

impact and dependency ratings.
›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for further information on our methodology

Our enhanced nature-related risk heatmap below

shows that at year-end 2023 UBS Group excluding

Credit Suisse
exposure to nature-sensitive sectors is at 15.1%

(up from 14.4% in 2022) of our total customer lending

exposure.
Sensitivity is

driven by

sectors that

either have

a high

impact or

a high

dependency on

the natural

environment.
These

include

metals

and

mining,

utilities

and

agriculture.

Our

business

activities

are

concentrated

in

Lombard
lending and

the financial

services sector

which are

rated as

relatively low.

A strong

correlation can

be observed
between

climate

risk

sensitivity

(both

transition

and

physical)

and

nature-related

risks,

showing

a

heightened
correlation identified in climate-sensitive sectors.

›
Refer to “Appendix 2 – Environment” in the appendices to this report for our approach to nature.

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

Climate scenario analysis

We use scenario-based approaches

to assess our exposure

to physical and transition risks

stemming from climate
change. We have

introduced a series

of assessments

facilitated by industry

collaborations to

harmonize approaches
for addressing methodological and

data gaps. We

have performed top-down balance-sheet

stress testing (across
Pre-acquisition UBS), as well as targeted, bottom-up

analysis of specific sector exposures covering

short-, medium-
and long-term time horizons.

The work performed includes

regulatory scenario analysis and stress

test exercises such as

the Climate Risk Stress
Test (CST) of the

European Central Bank (the

ECB), which assesses banks’

preparedness for dealing with financial
and economic

shocks stemming

from climate

risk; and

the Bank

of England

(BoE) 2021

Climate Biennial

Exploratory
Scenario (CBES).

These exercises enabled the identification of financial risks from climate change and allowed Pre-
acquisition

UBS

to

assess

management

actions

in

response

to

different

scenario

results,

as

well

as

perform
counterparty-level

analysis. While

these

exercises

showed

mild

losses

and

low

exposure

to

climate

risk

for

the
entities

in

scope,

the

analysis

allowed

UBS

to

enhance

climate

risk

scenario

analysis

and

stress

testing,

further
developing our capabilities for assessing risks

and vulnerabilities from climate change.
In 2023, we further advanced our capabilities surrounding internal climate risk scenario analysis and stress testing for UBS Group excluding Credit

Suisse. We enhanced and refined

our climate risk scenarios with a

focus on both
transition and physical risk projections

across 30 years. Further,

we have been developing additional

corresponding
climate risk

models to

amend the coverage

of major

risk types and

have enhanced

consistent modelling

approaches
in the context of real estate energy performance

and location-specific physical risk.
Over

the

last

years

we

also

leveraged

industry-wide

initiatives,

such

as

the

Paris

Agreement

Capital

Transition
Assessment (PACTA) exercise launched by the Swiss Federal Office for the Environment (FOEN) in 2020 and 2022.
Through this exercise, we assessed the climate alignment of our listed investments (including equities and bonds), mortgages and direct

real estate portfolios.

The assessment allowed

us to compare

our results with the

aggregated
performance of all participating banks’ portfolios,

showing progress made over time and efforts

still needed.

The following chart shows the evolution of

our scenario-based analysis and stress-testing over

time.

›
Refer to “Appendix 3 – Entity-specific disclosures

for Credit Suisse AG” in the appendices to this report for a description of Credit Suisse’s scenario analysis

Sustainability Report 2023
| Managing sustainability and climate risks

›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for details about our climate scenario analysis at UBS and Credit Suisse
Monitoring and risk appetite setting
Our sustainability

and climate

risk policy

framework

defines the

qualitative risk

appetite for

sustainability and

climate
risk and is

subject to periodic

updates and enhancements.

Following the acquisition

of the Credit

Suisse Group,

the
sustainability and

climate risk

appetites of UBS

and Credit Suisse

were revised to define

combined standards

for the
new combined organization,

aimed at supporting mitigation and de-risking

of the joint risk profile.
›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for further details about our combined risk appetite
As part of the sustainability

and climate risk monitoring

process, we have developed

methodologies and metrics

to
assess our ongoing exposure to

carbon-related assets and climate-sensitive sectors. In developing our metrics, we consider the

inputs and

guidance provided

by standard-setting

organizations as

well as

new or

enhanced regulatory
requirements

for

climate

disclosures. In

2023

we

continued

working

on

methodologies covering

climate-driven
transition,

physical

and

nature-related

risks.

Examples

of

such

enhancements

include

adding

issuer

and

traded
products in

our risk

monitoring and

reporting capabilities.

The table

below includes

climate risk

metrics for

UBS
Group

excluding Credit

Suisse and

UBS AG

on

a

standalone basis,

as well

as for

UBS

Switzerland AG

and UBS
Europe SE, both on a

standalone basis. UBS will

publish UBS Group and

Credit Suisse AG sustainability

and climate
risk metrics in a supplement to

the UBS Group Annual Report and the

UBS Group Sustainability Report in line

with
the publication timeline for the semi-annual

Pillar 3 disclosures in the third quarter

of 2024.

Sustainability Report 2023
| Managing sustainability and climate risks

Carbon-related

assets

proportion

of

total

customer

lending

exposure

for

UBS

Group

excluding

Credit

Suisse
decreased

to 7.2%

in

2023

from 7.5%

in

2022. In

2023,

the share

of

climate-sensitive sectors

for UBS

Group
excluding

Credit

Suisse

was 12.1%

for

transition

risk and

9.7%

for

physical

risk

of

our

total

customer

lending
exposure.
The main

driver for

transition risk was

an increase

in exposure

to commercial real

estate in

Switzerland. This risk
exposure was associated with

the passing of the

Climate and Innovation

Act in Switzerland and

the expected zero-
to-three-year impact on energy-efficiency rules in the commercial real estate sector.

The key driver for physical risk
was exposure

to the

services sector, which

includes financial services

activities in emerging

markets. Most of

the
climate-sensitive physical

risk exposure

was located

in countries

that have

high levels

of capacity

to adapt

to physical
risk hazards.
The year-end 2023

exposure to

nature-sensitive sectors

of the UBS

Group was 15.1%

of the total

customer lending
exposure.

For

nature-related

risk,

sensitivity

was

driven

by

sectors

that

either

have

a

high

impact

or

a

high
dependency on the natural environment. These include metals and mining,

utilities, and agriculture. Our business
activities are concentrated in

Lombard lending and the

financial services sector, which are

rated as having relatively
low sensitivity to nature risk. A strong correlation can be observed between climate risk sensitivity (both transition and physical) and nature-related risks, with

a heightened correlation in climate-sensitive sectors.

Sustainability Report 2023
| Managing sustainability and climate risks

Risk management – Climate- and nature-related metrics
For the year ended
%
change
from
31.12.23
31.12.22 31.12.21 31.12.22
Climate-

and nature-related metrics (USD billion)
1, 2
Carbon-related assets UBS Group excluding Credit Suisse
1, 2, 3, 4, 5
34.2
33.6 36.0 1.7
Carbon-related assets proportion of total customer

lending exposure, gross (%)
1, 2, 3, 4, 5
7.2
7.5 7.8
Carbon-related assets: UBS AG (standalone)
1, 2, 3, 4, 5
8.5
8.6 9.9 (1.5)
Carbon-related assets: UBS Switzerland AG

(standalone)
1, 2, 3, 4, 5
26.6
24.6 25.6 8.0
Carbon-related assets: UBS Europe SE (standalone)
1, 2, 3, 4, 5
0.0
0.0 0.0 (25.7)
Exposure to climate-sensitive sectors, transition

risk UBS Group excluding Credit Suisse
1, 2, 4, 5, 6
58.1
52.5 52.4 10.6
Climate-sensitive sectors, transition risk, proportion

of total customer lending exposure, gross

(%)
1, 2, 4, 5, 6
12.1
11.7 11.4
Exposure to climate-sensitive sectors, transition

risk: UBS AG (standalone)
1, 2, 4, 5, 6
9.9
9.2 9.6 7.8
Exposure to climate-sensitive sectors, transition

risk: UBS Switzerland AG (standalone)
1, 2, 4, 5, 6
47.5
41.2 41.1 15.1
Exposure to climate-sensitive sectors, transition

risk: UBS Europe SE (standalone)
1, 2, 4, 5, 6
0.0
0.0 0.0 (0.1)
Exposure to climate-sensitive sectors, transition

risk: Traded products, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 7
0.9
Exposure to climate-sensitive sectors, transition

risk: Issuer risk, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 8
4.6
Exposure to climate-sensitive sectors, physical risk

UBS Group excluding Credit Suisse
1, 2, 4, 5, 6
46.2
38.0 36.7 21.4
Climate-sensitive sectors, physical risk, proportion

of total customer lending exposure, gross

(%)
1, 2, 4, 5, 6
9.7
8.4 8.0
Exposure to climate-sensitive sectors,

physical risk: UBS AG (standalone)
1, 2, 4, 5, 6
52.7
44.8 42.1 17.7
Exposure to climate-sensitive sectors,

physical risk: UBS Switzerland AG (standalone)
1, 2, 4, 5, 6
15.7
14.8 16.0 5.8
Exposure to climate-sensitive sectors,

physical risk: UBS Europe SE (standalone)
1, 2, 4, 5, 6
0.0
0.0 0.0 122.3
Exposure to climate-sensitive sectors, physical risk:

Traded products, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 7
7.2
Exposure to climate-sensitive sectors, physical risk:

Issuer risk, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 8
15.7
Exposure to nature-related risks UBS Group excluding Credit Suisse
1, 4, 5, 6, 9
72.0
64.6 67.3 11.4
Exposure to nature-related risks, proportion of

total customer lending exposure, gross

(%)
1, 4, 5, 6, 9
15.1
14.4 14.7
Exposure to nature-related risks: UBS AG (standalone)
1, 4, 5, 6, 9
14.4
12.0 12.7 20.1
Exposure to nature-related risks: UBS Switzerland

AG (standalone)
1, 4, 5, 6, 9
56.3
49.8 49.7 13.0
Exposure to nature-related risks: UBS Europe

SE (standalone)
1, 4, 5, 6, 9
0.1
0.0 0.0 205.1
Exposure to nature-related risks: Traded products, UBS Group excluding Credit Suisse
1, 5, 7, 9
1.2
Exposure to nature-related risks: Issuer risk, UBS Group excluding

Credit Suisse
1, 5, 8, 9
3.5
1

Methodologies for assessing

climate- and nature-related

risks are emerging

and may change

over time. As

the methodologies, tools,

and data availability

improve, we will

further
develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2

Metrics are calculated and restated based
on the 2023 methodology, across three years

of reporting, 2021–2023.

3

As defined by the Task Force on Climate-related Financial

Disclosures (the TCFD), in its expanded definition
published in 2021, UBS defines carbon-related

assets through industry-identifying attributes of

the firm’s banking book. UBS further

includes the four non-financial sectors addressed
by the TCFD, including, but

not limited to, fossil fuel

extraction, carbon-based power generation,

transportation (air,

sea, rail, and auto manufacture),

metals production and mining,
manufacturing industries, real estate development, chemicals,

petrochemicals, and pharmaceuticals, building and construction materials and activities, forestry, agriculture, fishing, food
and beverage production, as well as including trading companies that may trade any of the above (e.g., oil trading or agricultural commodity trading companies). This metric is agnostic
of risk rating, and therefore may

include exposures of companies that may

be already transitioning or adapting their business

models to climate risks, unlike

UBS climate-sensitive sectors
methodology, which takes a risk-based approach to

defining material exposure to climate

impacts.

4

Total customer lending exposure consists of total loans

and advances to customers
and guarantees, as

well as irrevocable

loan commitments (within

the scope of

expected credit

loss) and is

based on consolidated

and standalone IFRS

numbers. The credit

exposure
includes portfolio adjustment bookings, which are either directly impacting the metrics, and have been reflected in the heatmaps, or are impact assessed and immaterial to the metrics
representation.

5

UBS continues to collaborate

to resolve methodological

and data challenges,

and seeks to integrate

both impacts to and

dependency on a changing

natural and
climatic environment, in how it evaluates risks and opportunities.

6

Climate- and nature-related risks are scored between 0 and 1, based on sustainability and climate risk transmission
channels, as

outlined in

the Supplement

to the

UBS Group

Sustainability Report

2023. Risk

ratings represent

a range

of scores

across five-rating

categories: low,

moderately low,
moderate, moderately high, and high.

The climate- or nature-sensitive

exposure metrics are

determined based upon the top

three of the five

rated categories: moderate to high.

7
Traded products

are newly disclosed

for FY 2023. Risk

exposures consist of

receivables from securities

financial transactions, cash

collateral receivables on

derivative instruments and
financial assets measured at amortised cost.

8

Issuer Risk is newly disclosed for FY 2023. Risk

exposures consist of HQLA assets, debt securities,

bonds, liquidity buffer securities.

9
Nature-related risk metric methodology has been further strategically enhanced, as part of an ongoing collaboration between UBS and UNEP-FI.
The table below presents a view of UBS’s risk

profile and changes year-on-year, within sectors and across climate-
and nature-related

risks. It

first shows

UBS’s total

exposure,

and trend,

to each

sector, followed

by an

exposure-
weighted risk

rating, the

trend in

the underlying

quantitative score

year-on-year, and

finally shows

the total

absolute
exposure rated as

moderate or higher

within that sector.

This is

presented for all

three risk types.

Exposures may
appear

under

one

or

more

of

the

risk

types

and

therefore

may

not

be

added

together;

this

is

because

the
methodologies are distinct in their approach

and application.
Overall,

UBS

Group

excluding

Credit

Suisse

has

a

moderate

or

moderately

low

outlook

across

the

three

risk
categories at the end of

2023. We found that most

year-on-year fluctuations were

driven by an increase in

lending
and changes in the

risk profile relating

to commercial real

estate activities, especially

in Switzerland. The

changes in
the risk profile can be attributed to regulatory

action in Switzerland regarding climate policies.
›
Refer to our transition and physical risk heatmaps above

Sustainability Report 2023
| Managing sustainability and climate risks

Risk exposures by sector for UBS Group excluding Credit Suisse
1, 2, 3, 4, 5
Transition risk Physical risk Nature-related risk
8
Sector / Subsector
2023
exposure
(USD bn)
2022-
2023
exposure
trend
6
Weighted
average transition
risk rating 2023
7
2022-
2023
weighted
average
transition
risk trend
6
2023
transition
risk
climate
sensitive
exposure
(USD bn)
5
Weighted
average physical
risk rating 2023
7
2022
risk-
rating
category
6
2023
physical
risk
climate
sensitive
exposure
(USD bn)
5
Weighted
average nature-
related risk rating
2023
7
2022-
2023
weighted
average
nature-
related
risk trend
6
2023
nature-
related
risk
climate
sensitive
exposure
(USD bn)
5
Agriculture
Agriculture, fishing and
forestry
0.30
↑
Moderate
→
0.23
Moderate
→
0.08
High
→
0.30
Food and beverage
3.72
↑
Moderately high
→
3.72
Moderate
→
2.08
Moderate
→
3.71
Financial services
Financial services
60.72
↑
Moderately low
↓
0.00
Moderate
→
17.47
Low
→
0.06
Fossil fuels
Downstream refining,
distribution
0.25
↓
Moderately high
→
0.25 Moderate
→
0.16 Moderately high
→
0.24
Integrated oil and gas
0.32
↓
Moderately high
→
0.32 Moderately low
→
0.00 High
→
0.32
Midstream transport,
storage
0.17
↑
Moderate
→
0.17 Moderate
→
0.17 Moderately low
→
0.00
Trading fossil fuels
4.55
↓
Moderately high
→
4.55 Moderate
→
0.57 Moderate
→
4.44
Upstream extraction
0.21
↑
High
→
0.21 Moderate
↓
0.18 High
→
0.21
Industrials
Cement or concrete
manufacture
0.35
↑
High
→
0.35 Moderate
→
0.13 High
→
0.35
Chemicals manufacture
1.71
↑
High
→
1.71 Moderate
→
0.39 Moderately high
↓
1.71
Electronics manufacture
2.08
↑
Moderately low
→
0.00 Moderate
→
0.53 Moderate
→
0.82
Goods and apparel
manufacture
2.63
↑
Moderately high
→
2.63 Moderate
→
1.58 Moderate
→
2.55
Machinery manufacturing
3.73
↑
Moderately high
→
3.26 Moderate
→
0.59 Moderately high
→
3.72
Pharmaceuticals
manufacture
2.12
↑
Moderately high
→
2.12 Moderate
→
0.89 Moderate
→
2.10
Plastics and petrochemicals
manufacture
0.91
→
Moderately high
→
0.91 Moderate
→
0.28 Moderate
→
0.51
Metals and mining
Mining conglomerates (incl.
trading)
2.06
↓
Moderately high
→
2.06 Moderate
→
0.05 Moderate
→
2.06
Mining and quarrying
0.43
→
Moderate
→
0.12 Moderate
→
0.37 High
→
0.43
Production of metals
0.59
↑
Moderately high
→
0.59 Moderate
→
0.39 Moderately high
↓
0.25
Private lending
Lombard
122.76
↓
Moderately low
→
0.00 Moderately low
→
0.00 Low
→
0.00
Private lending, credit cards,
others
9
2.90
↓
Not classified
→
0.00 Not classified
→
0.00 Not classified
→
0.00
Real estate
Development and
management
4.58
↓
Moderately high
→
4.40 Moderately low
→
0.42 Moderately high
→
4.58
Commercial real estate
55.09
↑
Moderate
→
24.75 Moderately low
→
2.87 Moderately low
→
26.71
Residential real estate
176.70
↑
Moderately low
→
0.00 Low
→
0.00 Low
→
0.00
Services and
technology
Services and technology
19.10
↑
Moderately low
→
0.00 Moderate
→
11.24 Moderate
→
10.49
Sovereigns
Sovereigns
2.77
→
Moderate
→
0.09 Moderately low
→
0.04 Low
→
0.00
Transportation
Air transport
1.72
→
Moderately high
→
1.72
Moderate
→
1.58
Moderately high
→
1.72
Automotive
0.41
↑
Moderate
→
0.11
Moderate
→
0.36
Moderate
→
0.41
Rail freight
0.50
↑
Low
→
0.00
Moderate
→
0.39
Moderate
→
0.49
Road freight
0.51
→
Moderately high
→
0.51
Moderate
→
0.43
Moderately high
→
0.51
Transit
0.59
→
Moderately low
→
0.00
Moderate
→
0.54
Moderate
→
0.23
Transportation parts and
equipment supply
0.65
↑
Moderately high
→
0.65
Moderate
↓
0.34
Moderate
→
0.65
Water transport
0.64
↑
Moderately high
→
0.64
Moderate
→
0.64
Moderately high
→
0.64
Utilities
Power generation
1.73
→
High
→
1.71 Moderate
↓
1.36 Moderately high
→
1.73
Waste treatment
0.27
↑
Moderately high
↑
0.27
Moderate
→
0.05
Moderately low
↓
0.02
Not classified
9
0.12
↑
Not classified
→
0.00
Not classified
→
0.00
Not classified
→
0.00
Grand Total 477.89
↑
Moderate
→
58.05
Moderately
low
→
46.18
Moderately
low
→
71.97
1

Methodologies for assessing

climate- and nature-related

risks are emerging

and may change

over time. As

the methodologies, tools,

and data availability

improve, we will

further
develop our risk identification and measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2

Metrics are calculated and restated based
on the 2023 methodology, across three years of reporting, 2021–2023.

3

Total customer lending exposure consists of total loans and advances to customers and guarantees, as well as irrevocable

loan commitments

(within the

scope of

expected credit

loss) and

is based

on consolidated

and standalone

IFRS Accounting

Standards numbers.

The credit

exposure
includes portfolio adjustment bookings, which are either directly impacting the metrics, and have been reflected in the heatmaps, or are impact assessed and immaterial to the metrics representation.

4

UBS continues to collaborate

to resolve methodological and

data challenges, and seeks

to integrate both impacts

to and dependency on

a changing natural and
climatic environment, in how it evaluates risks and opportunities.

5

Climate- and nature-related risks are scored between 0 and 1, based on sustainability and climate risk transmission
channels, as

outlined in

the Supplement

to the

UBS Group

Sustainability Report

2023. Risk

ratings represent

a range

of scores

across five-rating

categories: low,

moderately low,
moderate, moderately high, and high. The climate- or nature-sensitive exposure metrics are determined based upon the top three of the five rated categories: moderate to high.

6

A
material change in risk profile (discrete risk score, weighted average per sub-sector) is considered as >5% shift up, or down year on year. Similarly, for absolute exposure.

7
Displayed
ratings represent

exposure-weighted averages

for a given

sector scope.

8

Nature-related risk

metric methodology

has been further

strategically enhanced,

as part of

an ongoing
collaboration between UBS and UNEP-FI.

9

Not classified represents the portion

of UBS's business activities where

methodologies and data are not

yet able to provide a rating,

e.g.
private Individuals.

Sustainability Report 2023
| Managing sustainability and climate risks

Risk management and control
In

2023,

UBS

continued

to

develop

solutions

to

integrate

sustainability

and

climate

risks

into

traditional

risk
categories,

such

as

UBS’s

credit,

market,

liquidity,

treasury,

and

other

non-financial

risk

frameworks.

We
progressively enhanced

our four-stage approach (defined above in the sustainability and climate risk management framework)

by leveraging research on how sustainability and climate risk drivers may be transmitted to our clients
(and their assets) and ultimately to UBS

in the form of financial and non-financial

risks. Our approach supports the
ongoing management of sustainability and climate risks as they manifest across traditional risk categories and has been built in line with principles outlined by the Basel Committee on Banking Supervision (the BCBS) and the Task
Force on Climate-related Financial Disclosures (the TCFD, now organized under the ISSB).

›
Refer to the “Supplement to Strategy” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting
, for our materiality methodology diagram

Our progress is summarized in the following

table.
Managing sustainability and climate risks

within traditional risk categories

Traditional risk
category
Sustainability and climate risk
transmission channels to UBS
Our progress in 2023 and looking ahead to 2024
Credit risk
Potential credit losses to UBS driven by risks
from a changing physical climate, the
transition to a low-carbon economy or
impacts and/or dependencies on our natural
environment (e.g., biodiversity, clean water
and fresh air).

Climate and nature risk drivers can impact
household, corporate, or sovereign income
and/or wealth. Physical and transition risk
drivers increase potential losses to UBS as
soon as they have a negative effect on a
borrower’s ability to repay and/or fully
recover the value of a loan in the event of
default.
Over the course of 2023, we further embedded

climate and nature risks into our
credit risk management frameworks. By collaborating

across business divisions and
between both the first and second lines of

defense, we developed innovative solutions
tailored to the risk profiles and material drivers of risk within our businesses:

–
Investment Bank:

The current credit-granting process has been amended to
identify and measure the potential for credit losses driven by climate and nature-
related risks for corporate lending and leveraged finance,

including counterparty
credit risk across relevant portfolios.

At the transaction level,

this is achieved by
integrating tools such as sector-level climate and nature heatmaps and company-
level due diligence scorecards into the credit approval analysis and decision-making
process. In addition, at the portfolio level, we have

established concentration
triggers for all relevant counterparties.

Furthermore, efforts were made to enhance
and automate reporting of the full Investment Bank

lending portfolio, on a
quarterly basis. Finally, further monitoring and reporting of lending to specific sectors under the firm’s net-zero commitment were implemented as part of the
risk control framework supporting UBS’s decarbonization

targets.
–
Global Wealth Management:

The current credit-granting process has been
amended to identify and measure the potential

for credit losses driven by climate
and nature-related risks for Lombard lending in Switzerland

and international
locations. This is achieved by integrating tools

such as sector-level climate and
nature heatmaps and company-level due diligence

scorecards into the credit
approval analysis and decision-making process, with a focus

on loans to operating
companies and those backed by concentrated

equity posted as
collateral. Furthermore, efforts were made to enhance and automate reporting of
the full Global Wealth Management Lombard lending

portfolio, on a quarterly
basis, including the integration of heatmaps

using the "jump-to-zero” analytical
engine.
–
Personal & Corporate Banking
: The current credit-granting process has been
amended to identify the potential for credit losses

driven

by climate and nature-
related risks within the multinationals portfolio (managed

at the parent/group
level).

This is achieved by integrating tools such

as climate risk heatmaps into credit
due diligence towards supporting an informed

subsequent decision-making
process on financial risk.

Furthermore, efforts were made to enhance and
automate reporting of the full Personal & Corporate

Banking lending portfolio, on
a quarterly basis. Finally, further monitoring and reporting of lending to specific sectors under the firm’s net-zero commitment were implemented as part of the
risk control framework supporting UBS’s decarbonization

targets.
Looking ahead to 2024 and beyond
, we have identified three key areas for further
development:
–
UBS will begin planning an expansion of 2023

efforts, with the goal of rolling out
the approaches to other regions and portfolios,

in line with the multi-year SCR
initiative.

This includes solutions like integrating climate

and nature-related risk
ratings as inputs into the credit decision-making

process, defining quantitative risk
appetites at various levels, and training business

representatives in climate and
nature-related financial risk analysis.
–
Enhance 2023 methodologies with data

granularity and automation: UBS is
building capacity to be able to further differentiate risks

at the company/issuer
level. Through the new “climate risk rating model”,

UBS will incorporate third-
party data in an automated model,

so as to be able to further establish company-
level performance against inherent risks defined through

the sector-level heatmap.

–
Simplify various methodologies: UBS will

seek to simplify its approach by aligning
various risk-rating methodologies for transition

risk assessments.

Sustainability Report 2023
| Managing sustainability and climate risks

Market risk
(traded and
not traded)
Potential financial impacts to UBS from price
shifts and/or market volatility. A changing
physical environment (including climate
change) may affect the value of companies
reliant on the natural environment and/or
how the market perceives these companies.
The transition to a low-carbon economy
through climate policies, low-carbon
technologies, demand shifts and/or market
perception may also impact the value of
UBS’s positions and/or lead to a breakdown
in correlations between risk factors (e.g.,
prompting a change in market liquidity
and/or challenging assumptions in UBS’s
model).
In 2023, we assessed the risk from planned portfolios,

in line with our multi-year SCR
Initiative, and established solutions for integrating

climate and nature-related risks into
our market risk management framework. Progress on integrating climate and nature-
related risks into our market risk management

was incrementally driven by
enhancing
analytical capacity, automating

UBS sector-level heatmaps in our market

risk
monitoring systems, and establishing

a
quantitative risk appetite.

Enhancing analytical capacity:

Leveraging existing sector-level heatmap
methodologies and our in-house scenario development

capacity, we sought to
perform a loss-driven materiality assessment.

By linking the risk ratings with adverse-
scenario-driven shocks, UBS was able to further

examine the correlations between risk
factors and understand the short-term loss potentials

for climate. For the first time in
2023, UBS was also able to review nature risk sensitivities,

following the introduction
of a nature risk heatmap.
Automation:

Market risks systems allow daily monitoring,

reporting and control. By
integrating these with our centralized climate

sector-level heatmaps, we are able to
understand and react to drivers of climate impacts

on our portfolios through the use
of a quantitative risk appetite for relevant portfolios.
Quantitative risk appetite:

For the relevant portfolios, climate risk concentration
triggers were introduced in 2023 based on the sector-level

climate risk heatmaps.

The
solution allows for daily monitoring of positions

that are considered inherently
sensitive to climate risks, including an automated

breach escalation process along with
the market risk escalation path for concentration

limits, providing an opportunity for
remediation actions. The triggers cover credit delta

and equity delta aggregated in
accordance with the “sensitivity,” as defined through the UBS heatmapping methodology.

Looking ahead to 2024 and beyond
, UBS is building the capacity to be able to
further differentiate risks at the company/issuer level.

Through the new “climate risk
rating model”,

UBS will incorporate third-party data with

an automated model to be
able to further establish company-level performance

against inherent risks defined
through the sector-level heatmap. We have also started to adapt UBS in-house long-
term scenarios to the specifics of short-term

market risk analytical requirements.
Further adaptation

and implementation of this short-term perspective

of UBS’s adverse
climate scenario is expected for 2024.
The capabilities and processes currently established and under development are also
being planned for expansion to the UBS global

market risk portfolios in 2024.
Liquidity risk
The potential impact on liquidity adequacy is
driven by risks from a changing physical
climate, the transition to a low-carbon
economy, or impacts and/or dependencies
on our natural environment (e.g.,
biodiversity, clean water, fresh air). Climate
events have been proven to affect funding
conditions, and therefore liquidity buffers
across broader banks (BCBS). Climate-
related risks are considered as an additional
driver of liquidity risk. As such, they may
impact our liquidity adequacy directly or
indirectly through our ability to raise funds,
liquidate assets and/or our customers’
demand for liquidity. This could result in net
cash outflows or depletion of our liquidity
buffer.

In 2023, UBS enhanced its analytical capability

to assess the impact of climate shocks
on the liquidity position of planned portfolios,

in line with the multi-year SCR Initiative.
For the first time in 2023, UBS was also

able to review nature risk sensitivities,
following the introduction of a nature risk heatmap. As

part of the SCR Initiative, the
2023 climate and environmental assessment is being

developed further for global
rollout in the coming years,

2024 and 2025. In addition, a dedicated

Treasury Risk
Control team, focusing on sustainability and climate

risks, was established in Q3 2023
to support this work. The integration

of identified material climate-related risks into
the internal liquidity risk management framework

will be an iterative process as we
continuously improve the methodology, along with improving the availability and quality of required data in the industry, and enhanced analytics and insights over time.
Non-financial
risk (NFR)
Non-financial impact on UBS (compliance,
operational risk and financial crime) from
inadequate or failed internal processes,
people and systems and/or externally

due to
physical climate events or stakeholder legal
action
In 2023, we continued to integrate climate

considerations into the existing NFR
management framework. Specific climate risk

driver scenarios were defined for impact
on the exposure to taxonomy NFR, documented in

a consolidated Root Cause Library
to assess the completeness of controls against known

transmission channels. By the
end of 2023, 14 out of 18 taxonomies were assessed

(with a target to complete
across residual taxonomies by mid-2024). We also started to develop a roadmap to
integrate climate-related considerations

into operational risk regulatory/economic
capital determination for inclusion in the GCRG

NFR measurement model governance
process with selective calibration applied initially to

Suitability and Product Lifecycle.
Given current strong capitalization, related ESG risks were assessed as sufficiently and
inherently captured in their respective standalone capital exposures, but

GCRG will
continue to build on its modelling capabilities

by enhancing and expanding the risk
identification and materiality assessment to be

performed quantitatively across
relevant NFR categories and account for material

climate-related model dynamics.

Reputational
risk
Risk of an unfavorable perception,

or a
decline in UBS’s reputation,

from the point
of view of clients, industries, shareholders,
regulators, employees or the general public,
which may lead to potential financial losses
and/or loss of market share.

Risk is considered across all business
activities, transactions, and decisions.
We assessed the design of the reputational risk framework

to be generally robust in
terms of roles and responsibilities, escalation requirements, and review and approval
authorities for sustainability-related risks. The reputational risk dashboard now
captures the key risk indicators on a quarterly

basis, including metrics for financial
crime prevention, sustainability and climate risks,

client complaints, new business and
reputational risk cases.

›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about our vision for integrating sustainability and climate risks

Sustainability Report 2023
| Managing sustainability and climate risks

We

manage

and

escalate

material

climate

risks

in

a

timely

manner,

following

our

standard

financial

and

non-
financial risk processes and defining key responsibilities and tools both at the Group level and across our business
divisions. To promote the adoption of consistent

risk management practices across the Group,

we have conducted
climate risk-related training

for employees across

the business divisions

and Group Functions.

In 2023, the

SCR unit
provided

training

and

education

sessions

focused

on

sustainability

and

climate

risks
and

emerging

risks

such

as
greenwashing
. These

sessions were

delivered to

colleagues across

the firm

(44 training

sessions delivered to

over
25,000 colleagues across business divisions

and Group Functions).

At

Credit

Suisse,

climate

risk

management

has

been

underpinned

by

a

sector-specific

client

energy

transition
framework

(CETF),

which

was

leveraged

until

the

end

of

2023,

when

the

framework

was

decommissioned. A
group-wide approach is being developed by the combined firm to assess clients’ energy transition readiness, with
further developments expected throughout

2024.

›
Refer to “Appendix 3 – Entity-specific disclosures

for Credit Suisse AG” in the appendices to this report for a description of Credit Suisse’s CETF
Risk reporting and disclosure
Sustainability and

climate risk

updates are an

integral part

of UBS

Group’s quarterly

risk reporting

cycle. Information
shared

during

this

process

includes

the

number

of

transactions

referred

to

the

SCR

unit,

and

an

associated
breakdown by category.

Assessment outcomes and the underlying reason

s

are also reported. The

report includes
information on

exposure to climate-sensitive

sector activities

(our climate transition

risk heatmap),

leveraging a

fully
automated

process.

The

heatmaps

are

also

included

in

quarterly

internal

risk

reports

for

key

legal

entities

and
business divisions.

Internal risk

reporting in

our Asset

Management business

division is

facilitated by

a proprietary

ESG dashboard,
which uses physical and

transition climate risk data

to generate alerts across

several risk dimensions, highlighting
the highest risk issuers. This information is leveraged

in ESG risk recommendations and investment

decisions.

For

external

climate-related

risk

reporting,

we

have

prepared

our

annual

disclosures

across

the

key

areas
recommended by

the TCFD.

In addition,

we have

been leveraging

the framework

provided by

the TNFD

for the
disclosure

of

nature-related

risk.

Our

external

quantitative

and

qualitative

disclosures

are

being

progressively
extended to

include Credit

Suisse’s portfolio,

in order to

capture the

level of risk

of the

combined entity

and provide
relevant information for decision-making. With an internal reporting cycle similar to that of UBS, the Credit Suisse
Climate Risk team continued

to issue its

quarterly internal climate risk

report in 2023. From

2024, Credit Suisse’s
reporting cycles and

metrics will progressively

align with those

of UBS, in parallel

with the integration

of underlying
processes and controls.
›
Refer to “Appendix 3 – Entity-specific disclosures

for Credit Suisse AG” in the appendices to this report for a description of Credit Suisse’s risk reporting

approach
The development of internal and external

climate risk disclosures will continue in

the coming years in the

context
of our

sustainability and

climate risk

road map,

in order

to address

regulatory expectations

and provide

leading
practice in this space.

Sustainability Report 2023
| Managing sustainability and climate risks

Our investment management approach to

sustainability and climate risks
UBS’s sustainability and climate

risk framework has been applied

across our existing business divisions

and is being
progressively extended to cover the former

Credit Suisse divisions. The following sections discuss

the approach to
sustainability and

climate risks

in

the Asset

Management and

Global Wealth

Management business

divisions of
UBS, and Asset Management (Credit Suisse) and

Wealth Management (Credit Suisse)

during 2023.
Assessing climate-related financial risks in client

portfolios
As a global financial institution, it is our responsibility to help clients navigate the challenges of the transition to a
low-carbon economy. We address this by establishing

climate risk monitoring

and management systems

across our
asset management

and wealth

management businesses, offering

innovative products

and services

in investment
and financing, and providing transparent reporting and disclosures.
We strive

to integrate

climate-related

financial risk

considerations

into our

decision-making

and processes

pertaining
to

services,

strategies

or

products

offered

or

employed

by

third

parties,

including

delegates.

In

doing

so,

we
demonstrate

our

commitment

to

implementing

the

recommendations

of

the

TCFD.

We

perform

climate

risk
assessments on discretionary portfolios managed in Singapore (and booked in Singapore or in Hong Kong), in line
with

the

Monetary

Authority

of

Singapore

(MAS)

Guidelines

on

Environmental

Risk

Management

for

Asset
Managers. We also disclose portfolio risk across

climate scenarios in the UK, in line with TCFD

recommendations.
›
Refer to the UK Climate Disclosures in the “Environment” section of the Supplement to the UBS Group
Sustainability Report 2023, available at ubs.com/sustainability-reporting
We work collaboratively across

our industry and with

our clients, ensuring they

have access to best

practice, robust
science-based approaches,

standardized methodologies

and quality

data for

measuring and

mitigating climate

risks.
In the following

sections we

outline our approach

to quantifying

climate risk in

clients’ assets.

We then outline

how
climate risk information is applied to our asset

management and wealth management

divisions, respectively.

Quantifying climate risk: data and metrics

In order

to quantify

and integrate

climate risks

into our

investment processes,

we utilize

physical and

transition
climate risk data

projections and models

at the issuer level

from data providers, including

S&P Trucost. Our physical
risk assessment considers the potential impact of extreme climate events on an issuer’s or direct assets, with each
physical risk score representing a

sensitivity-adjusted, weighted

average of risk scores

linked to all associated

assets
across different climate hazards, such as heat/cold wave, water stress, flooding, sea-level rise, hurricanes, wildfires and drought.
Transition risk arises

from the process

of adjustment to

an environmentally sustainable

economy, including changes
in public policies,

disruptive technological developments and shifts

in consumer and

investor preferences. One of
the ways we

assess transition risk is

using an “Earnings

at risk” approach, which

analyzes the unpriced

carbon cost
to a company as % of its EBITDA

(Earnings before interest, taxes, depreciation, and amortization). We see carbon earnings at

risk as

one of

the more

directly quantifiable and

comparable metrics across

industry sectors

globally,
which is more suited to reflecting the reach and complexity

of our investments.
For

both

physical

and

transition

risks,

the

projections

are

typically

built

on

publicly

reported

company

data,
restricting

coverage

to

corporate

issuers,

which

form

the

bulk

of

our

public

markets

portfolios.

Consequently,
exposures to sovereign or structured products,

for example, are not covered at this point.

Climate risk

data remains an

evolving area, and

best-practice standards or

norms have yet

to be

developed. This
results

in

acknowledged

limitations

in

data

coverage

and

quality,

such

as

issuer

type

and

the

use

of

proxy

or
estimation

techniques.

Financial

models

also

typically

project

up

to

three

years

in

advance,

with

significant
deterioration in

visibility beyond

one year.

As

such, long-term

projections used

to generate

data even

for 2030
introduce higher levels of uncertainty.
We work

closely with

our data

providers to

continuously enhance

the scope

and quality

of data

available to

us.
Climate risk data

has continued to

improve over the

past year. We

have seen expanding

coverage from our

data
provider on

sensitivity adjustments

to physical

risk scores,

which are

aimed at

enhancing the

quality of

the estimates.
As

our

data providers

continue to

improve on

their data

methodology and

coverage, in

line

with industry

best
practice, these changes may be reflected in

the climate risk analytics on our client portfolios.

Sustainability Report 2023
| Managing sustainability and climate risks

Application in UBS AG Asset Management
UBS AG Asset Management’s ESG (environmental, social and

governance)

integration approach identifies climate-
related risks and opportunities

which can be applied

in managing existing investment strategies and

constructing
new portfolios.
The construction criteria for portfolios

are applied based on the

intended objectives of the strategy. Portfolios

are
classified

based

on

their

sustainability

characteristics,

including

sustainability

key

performance

indicators

and
minimum sustainability

safeguards.

Exclusion criteria

address elevated

sustainability

risks, and

the scope

of portfolios
to which such exclusions are applied is described in UBS AG Asset Management’s Exclusion Policy.

The investment
policies

contained

in

fund

documentation

describe

the

extent

to

which

a

strategy

targets

particular

risk

or
opportunity outcomes.

UBS

AG

Asset Management

includes disclosure

of

portfolio-level metrics

for

sustainable
investment portfolios in fund factsheets and

client reporting. It also discloses various climate-related

metrics in line
with the TCFD’s Supplemental Guidance

for Asset Managers.

›
Refer to the “Environment” section of this report for aggregated asset class-level figures for weighted average carbon intensity and carbon footprint as well as total emissions
Asset Management’s Real

Estate & Private Markets

(REPM) business typically

holds

majority ownership in the

direct
real assets in

which it invests,

making it

possible to positively

influence outcomes through

active ownership. This
includes collaboration with

tenants, 3rd party companies,

employees, communities and other

stakeholders (via, for
example,

green

lease

clauses,

tenant

satisfaction

surveys,

tenant

reach-outs)

to

drive

and

achieve

emission
reductions and other climate risk mitigations.

Where we do not have control,

we actively engage with owners and
stakeholders to address climate-related

risks and monitor

progress accordingly. Engagement

topics include physical
risk exposure and mitigation, transition plans,

disclosures and net-zero alignment.
UBS AG Asset Management’s overall strategy for managing climate risks is to integrate risk data and insights into
the investment management processes. In our public

markets’

investments, this starts

with an assessment of ESG
issues based on our ESG Material Issues framework. This identifies the most relevant issues per sector, making the connection to

key

value

drivers that

may impact

the investment

thesis across

sectors. The

framework reflects

a
sector-based view of exposure to physical and transition

climate risks.

In our REPM business,

we consider key transition

risks using our proprietary

in-house ESG Dashboard.

This assesses
directly controlled real

estate assets’ environmental

performance against

pathways and targets.

On the physical

risk
side, for our

direct investments in

real estate, we

use a third-party

location risk intelligence tool

to analyze asset-
level physical risk. We also use third-party data to inform our assessment of physical risk in our indirect real estate
investments. These

tools identify

each asset’s

potential physical risks

under a

variety of

climate change

scenarios
and timelines.
Active ownership

The transition of

investment portfolios will

require real-economy emission reductions.

We see our active

ownership
strategy

as

a

powerful

tool

in

influencing

corporate

and

other

stakeholder

behavior

to

achieve

real-economy
outcomes.
UBS AG Asset Management has

had a dedicated climate engagement

program in place for more

than five years,
addressing climate-related risks

in companies and tracking measurable

progress. It covers high-emitting

companies
in

our

listed equity

and

corporate bond

universe, taking

into account

a

range

of sectors

and

geographies. This
includes companies from the oil and

gas, electricity and other utilities, metals

and mining, construction materials,
chemicals, and automotive sectors. The program is focused on driving ambitious and credible transition strategies
across

portfolio

holdings,

covering

climate

governance,

targets,

transition

plans

and

relevant

business

model
objectives. Since the

start of our

engagement program,

we have increased

the range of

our expectations to

include
more

ambitious

emissions-reduction

target-setting,

quantified

disclosures

on

decarbonization

measures,

capital
deployment in line with a net-zero pathway

and reporting of progress toward stated

commitments.

›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about our environmental risk analysis for the Hong Kong SAR and Singapore

Sustainability Report 2023
| Managing sustainability and climate risks

Application in UBS AG Global Wealth Management
Our overall

investment decision-making

process is

largely driven

top-down. While

corporate-level data

sourced from
S&P Trucost

has been chosen

for UBS AG

Global Wealth Management portfolios,

given its credibility,

complexity
and

coverage,

this

bottom-up

dataset

cannot

be

directly

integrated

into

UBS

AG

Global

Wealth

Management
investment processes without the use of significant

aggregation and proxies.
Considering the above, within

UBS AG Global

Wealth Management, climate risk analyses

are not used

to inform
investment decisions, either

at the asset allocation or instrument

selection levels at this point

in time. This is due to
investment scope, limitations of

data availabilities, modeling uncertainties

and implementation hurdles. However,
we continue to

make progress on

capacity building and

making climate risk

assessment findings available

across
the investment value chain.
Industry engagement

Most of

our discretionary

portfolios comprise

investment funds

from third-party

fund managers,

including the

Asset
Management business division. Generally,

Global Wealth Management acts as

an asset allocator and manager of
these

portfolios

but

does

not

control

portfolio

construction

and

management

within

the

underlying

fund
investment solutions. Consequently,

as well as

developing a climate

risk assessment management framework for
overall portfolios

based on

underlying investment

holdings, we

also aim

to understand

the climate

risk management
practices established by the managers of the

underlying funds.
To that end,

we regularly ask

our investment fund

partners to provide

information on their

approach to climate

risk
issues. This includes the extent to which environmental-/climate-risk management processes have been developed and implemented within their businesses with relevance

to frameworks such as the TCFD and the MAS Guidelines
on Environmental Risk Management for Asset Managers, where these are required by relevant regulators. We are
committed to

ongoing regular

communications with

our

fund

partners

on

the development

of

environmental-/
climate-risk management processes, as they

apply to their strategies.
›
Refer to the Supplement to this report, available at available ubs.com/sustainability-reporting , for more information about our climate risk assessment as applied to discretionary portfolios managed in Singapore

Sustainability Report 2023
| Appendix 1 | Governance

Appendix
Appendix 1 – Governance
Combating financial crime
UBS complies with applicable laws and regulations and is

committed to meeting industry standards regarding the
effective prevention

of money

laundering and

financing of

terrorism. UBS

takes comprehensive

measures to

prevent
and detect

non-compliance

with laws

and regulations

and does

not tolerate

or facilitate

criminal activity

or breaches
of the letter or spirit of applicable laws, regulations,

rules and policies designed to prevent such

activities.

UBS does

not engage

in business

activities that

pose unacceptably

high levels

of money

laundering, fraud,

sanctions
or corruption

risk. Additionally,

UBS does

not engage

in activities

that pose

risks that

cannot be

effectively managed
by

the existing

control environment.

Although it

is

not possible

to eliminate

such

residual risk

entirely, UBS

has
appropriate policies, procedures, controls

and processes in place to manage the relevant

risks.
UBS annually assesses the money laundering, fraud, sanctions and bribery and corruption risks associated with all
of its

business operations

against its

control framework

and

takes action

where appropriate

to further

mitigate
these risks.
Public-private partnerships
We are a founding member of the Wolfsberg Group,

an association of global banks that aims to

develop financial
services sector

standards for

the prevention

of financial

crimes such

as money

laundering, fraud,

corruption and
terrorist financing, as well as developing industry standards for know-your-client (KYC) due diligence and ongoing
transaction monitoring.

The Wolfsberg

Group brings

together banks

from around

the world

at its

annual forum

and regional

out-reach
meetings focused on financial crime topics, and delivers an annual academy to support the development of junior
Financial Crime Prevention (FCP) officers. It

also works on guidance papers

in related key areas of

financial crime.
UBS is actively involved with this group. For example, during 2022 we co-chaired the Wolfsberg working group to
update and re-issue its Anti-Bribery & Corruption

Programme guidance.
Together with

the other members

of the Wolfsberg

Group, we

work with the

Financial Action

Task Force

(the FATF),
an intergovernmental body that helps develop

national and international policies

on preventing money laundering
and terrorist financing through consultation

with the private sector.
In November 2020,

UBS joined

the World Economic

Forum’s Partnership Against Corruption

Initiative (the PACI).
The PACI

undertakes initiatives

to address

industry, country,

regional, and

global issues

linked to

anti-corruption
and compliance.

We contributed

to the

PACI’s
Gatekeepers in

the Fight

Against Illicit

Financial Flows

paper and
assessed its own framework as being compliant

with these standards.
We are

a member

of a

number of

public-private partnerships operating

globally that have

been set

up to

foster
closer

working relationships

between financial

institutions and

law

enforcement, most

notably

the Joint

Money
Laundering Taskforce

operations group

in the

UK, which

has worked

on a

number of

human trafficking

and modern
slavery cases.

A risk-based approach to combating financial

crime
Onboarding and ongoing monitoring
UBS

performs risk-based

initial

due

diligence

on

all

customers

which

is

designed

to

establish

their

identity

and
ownership, the nature of their business activities, and the source(s) of their wealth and funds. This includes formal
processes for

mitigating the risk

of impersonation fraud

in circumstances

where we

are not

doing business on

a
face-to-face

basis.

Where

the

client

represents

a

potentially

elevated

risk

according

to

the

Group

anti-money-
laundering (AML) and KYC policy, enhanced due diligence is performed.

Sustainability Report 2023
| Appendix 1 | Governance

UBS

does

not

establish

or maintain

relationships with

parties

when

the KYC

information cannot

be

sufficiently
established or where

UBS has reason

to believe the

party has or

intends to use

UBS products or

services for illicit
activities. UBS does not open accounts for relationships

that do not meet our standards or that pose unacceptable
financial crime or reputational risk for the bank.
After a client onboarding is completed, ongoing due diligence and risk screening is performed during the lifecycle of the client

relationship. Clients

are subjected

to regular risk

rating and client

activities and

transactions are

subject
to AML transaction monitoring. In addition, ongoing periodic KYC reviews are conducted with varying frequency,
driven by the client risk rating.
Our Group AML

& KYC

Policy sets out

the process and

criteria relating to

the identification, senior

management
sign-off, periodic review

and ongoing monitoring

of clients deemed

to be Politically

Exposed Persons (PEPs),

as well
as other customers who have links with jurisdictions

or industries that pose elevated levels of financial

crime risk.
We apply KYC rules and use advanced technology to help identify suspicious transaction patterns and compliance
risk issues. We continue to invest in our detection

capabilities and core systems as part of

our FCP program.
Red flags must

be referred

to FCP if

any UBS staff

become aware of

potentially suspicious

activities during

the client
lifecycle and this

may result in

investigation, suspicious activity report

filing and/or client

exit, as appropriate.

We
adhere to the global FATF standards with respect

to record-keeping.

Our

entire financial

crime framework

is

subject to

regular controls

testing,

in both

the first

and second

lines of
defense, which includes a

cycle of regular peer

review testing executed by

a designated team within

the Group’s
FCP function. Additionally, our Group Internal Audit team performs a rigorous cycle of independent audit reviews
covering the financial

crime framework

globally and cross-divisionally

and we are

subject to ongoing

supervision by
regulatory authorities in all the markets

in which we operate.
Conduct and culture
The UBS Code of

Conduct and Ethics (the Code)

sets out the principles

and commitments that define our ethical
standards and the

way we do business.

The Code commits all

UBS employees to do

whatever we can to

combat
money laundering, fraud, corruption and terrorist

financing.

We have systems in place and hold ourselves accountable for detecting,

stopping and
reporting money laundering matters, including terrorist financing.

For example, we do not

tolerate any form of corruption

or bribery, including facilitating

payments,

nor do we offer
or accept improper gifts or payments.
Additionally, the Code

requires that UBS

employees do not

help or advise

its clients, or any

other party, to

evade
taxes

or

misreport taxable

income

and

gains.

It

also

states

that

we

should

not

contract

with

third

parties

who
provide services for UBS or on our behalf, where

those services help others improperly evade

taxes.
In 2023, all employees of

UBS including its senior management

and governance bodies received

adequate training
on Financial Crime Prevention

matters, which covers AML/KYC,

Sanctions, Fraud and Anti-Corruption.

New joiners
must receive training within

30 days of

joining UBS. All

staff are required to

complete the Global Financial

Crime
Prevention Refresher

module on

an annual

Basis which

includes an

assessment. The

frequency for

each training
course

is

specified by

the course

owner (one-time,

annual, bi-annual).

We

regularly update

web-based training
modules to address compliance issues, including financial crime standards, and to incorporate learning from both
internal and

external events

and geopolitical

developments. In

addition, employees

in specific

areas receive

targeted
training on

specific financial

crime risks

associated with

the business

lines or

activities they

are involved

with as
needed. In 2023, Credit

Suisse managed their

own mandatory AML

training, however, all

Credit Suisse staff

will be
required to complete our mandatory Computer

Based Training beginning in 2024.
›
Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code

Sustainability Report 2023
| Appendix 1 | Governance

Protecting data

Data is of enormous value to our firm. When treated

as a corporate asset, it enables our business

to run smoothly.
It can

also help

us to

grow and

prosper, by

giving us

the information

we need

to capture

new business

or react
quickly to new trends. As we continue to invest

in our digital solutions, we are similarly committed

to:

–
developing a robust command

and control framework to

manage and protect our offering

and the petabytes of
data that are inherently generated by it;

–
being stewards of data on behalf of our

clients and employees; and

–
requesting our third parties adopt equivalent

practices and meet our expectations.

It is our responsibility to protect data disclosed to us in an increasingly complex and evolving
environment. We have comprehensive measures (relevant controls,

processes and policies)
in place for the protection of personal data.

We have also

introduced organizational and technical security

measures, underpinned by an

operational risk and
control framework, to safeguard personal data in accordance

with applicable laws and regulations. Access

to data
is protected through control mechanisms following the need-to-know principle and ensuring revocation when no
longer required. Where applicable and required, de-identification solutions are used for some specific use cases of sensitive client data.

Despite the complexities involved

with the integration of

Credit Suisse, we continue

to focus on the delivery

of our
services. This includes operating at the highest possible

standards to protect our information assets against

threats
while enabling the secure development and deployment

of innovative digital solutions.
›
Refer to ubs.com/global/en/our-firm/cybersafe/cyber-security for more information on how UBS safeguards
banking data, commercial information and financial assets
Governance

Our Board of Directors (the BoD) and the Group Executive Board (the GEB) recognize that cyber- and information-
security (CIS) capabilities are

critical in protecting the

firm and fostering an

appropriate risk management culture.
The BoD Risk

Committee and the

GEB oversee the

CIS program through regular

reviews and reporting

and are part
of the escalation chain for major and critical

cyber incidents. Additionally, cyber-specific systems and processes are subject to continual review

and updates by

our internal control teams.

The BoD also

oversees the firm’s activities
pertaining to Artificial Intelligence (AI).

The Group

Data Management Office,

part of

the Group

Operations and

Technology Office,

works with

partners
across

the

firm

to

ensure

robust

governance

over

the

collection,

propagation

and

quality

of

the

firm’s

data.
Additionally, the Group Data Protection Office,

part of Group Compliance, Regulatory & Governance,

ensures that
the firm processes personal data and responds to data subject rights exercised by individuals (including clients and
employees) in line with applicable data privacy

laws and regulations.

Policies and procedures (including training)

As a firm, UBS

operates to the highest possible

standard. Our principles and

policies guide how we use

data and
information, as well as how we develop and

deploy technological solutions. We maintain policies and procedures to ensure everyone at UBS is aware

of threats and the importance of CIS. A CIS end

user and line manager policy
is available internally to all UBS employees

and consultants.

In recognition of the pace

of digital change globally,

our Code of Conduct and

Ethics (the Code) includes a

section
on the lawful and ethical use of data. The primary focus of this section is preparing employees for greater reliance
on big data, data models and artificial intelligence.

In

2023,

we

updated

our

UBS-internal

Group

Data

Ethics

Policy,

which

sets

out

the

group-wide

data

ethics
requirements.

While the principles set out

in the policy apply to the

processing or use of any client-identifying

data
and/or personal data,

specific data ethics

requirements apply for

the use of (i)

AI including machine learning

and/or
(ii) data analytics including both models and non-models (jointly referred to as Processing

Activities). They must be
considered

during the

design,

development

and

deployment of

new

products,

processes,

or

services

and

must
consider both input and output data.

Sustainability Report 2023
| Appendix 1 | Governance

The requirements

must be

assessed, and

Processing Activities

approved as

part of

the central

data ethics

review
process prior to commencing the Processing Activities. Data ethics requirements encompass the following: human agency and oversight;

technical robustness

and safety;

data privacy;

explainability;

diversity, non-discrimination

and
fairness;

social and environmental wellbeing;

accountability.

We run a comprehensive,

Group-wide education

and awareness program,

including addressing

risks related to

CIS.
The

program features

mandatory computer-based

training modules

(recurring,

and

requiring exam

completion),
newsletters, and global and

targeted awareness campaigns

to all staff who have

access to UBS systems.

Additional
educational campaigns, covering subjects such as phishing, malware infections, social engineering,

tailgating, and
data classification and leakage, are deployed several

times per year.

Additionally, we provide

training specifically tailored

for certain staff.

Employees are also

required to review policies
and affirm compliance

in our

web-based Affirmation

Online portal

on an annual

basis. All UBS

employees can

easily
access

UBS’s

information

security

portal

to

learn

about

information

security

threats.

Selected

management
employees are sent regular updates regarding

cybersecurity developments and trends.

We also

maintain a set

of requirements for

our third parties

that stipulate our

expectations and ensure

these are
formally acknowledged through a dedicated

contractual annex.

Handling data

Our

data protection

policy framework

covers the

standards we

commit to

when processing

personal data.

This
includes that data is

processed only for

specific and explicit purposes and

is adequate, relevant and

not excessive
(data

minimization). Other

key

principles

include

that

data

subjects

are

informed

of

how

their

personal

data

is
processed

and

that

it

is

not

processed

for

longer

than

necessary

for

the

given

processing

purposes.

UBS

has
implemented

processes

to

respond

to

data

subjects

exercising

their

rights,

while

adhering

to

applicable

legal
requirements.

We communicate our client

data use and

storage policies to clients

and seek consent for

data use as required

by
local

regulations. In

these communications

we are

clear what

this

consent

means, and

which

use

cases do

not
require consent,

for example

certain legal

obligations. We

provide reasonable

options for

clients to

be able

to revoke
this consent.

Dealing with incidents

Our Code sets out the principles and behaviors that define our ethical practices and the way we do business. Any
violation, whether

it is

of our

Code, UBS

policies or

external laws,

rules or

regulations, may

result in

disciplinary
action, up to and

including dismissal. This includes information security

incidents. Also, employees are, as

part of
their year-end performance rating,

evaluated on their

integrity.

This includes doing

the right thing,

self-declaring
incidents and issues,

adhering to policies,

challenging the status

quo and

raising their hand

when things are

not
right, including potential security threats, and collaborating across teams, departments and divisions.

We aim to make

the information security incident escalation

process as simple as possible.

For example, phishing
emails

can

easily

be

reported

by

means

of

a

dedicated

button

integrated

within

Outlook

and

available

on

all
devices.

Our Group-wide incident-handling

process enables any

UBS person

to report

incidents and

data breaches. Data-
breach-prevention processes, such as

blocking of communication and

proactive remediation of misplaced data

in
unprotected areas,

are in place.

Additionally, we encourage

employees to report

any issues and

incidents as per

the
incident-handling

process,

or

to

their

line

managers,

and

to

follow

up

to

ensure

the

matter

is

addressed.

Any
compliance incidents can also be escalated

through the whistleblowing

process.

We also

extend these

processes to

cover adverse

information security

events that

take place

at third

parties but
have relevance to UBS’s information.

Sustainability Report 2023
| Appendix 2 | Environment

Appendix 2 – Environment
Our transition plan
Our transition plan supports

our current decarbonization targets

and ambition to achieve net-zero

greenhouse gas
(GHG) emissions across our scope

1 and 2, and

specified scope 3, activities. The structure

of our plan follows the
recommendations of

the Glasgow

Financial Alliance

for Net

Zero (GFANZ)

outlined in

the “Financial

Institutions Net-
zero

Transition

Plans”

guidelines.

GFANZ

published

these

guidelines,

to

which

UBS

contributed

during

their
development,

at the 27
th

session of the Conference

of the Parties of

the United Nations Framework

Convention on
Climate Change (the UNFCCC)

(COP 27).
UBS’s contribution to the development of these

guidelines forms part of the Group’s

industry engagement in the
financial services sector to

determine how best to

support and finance

clients’ transition to a

low-carbon economy.
Contributing to such frameworks, in turn forms an important

basis for developing our own approach to transition
finance.
We

consider

the

GFANZ

guidelines

to

be

comprehensive

and

relevant

for

the

financial

sector

but

continue

to
monitor other emerging standards

that are compatible and

have the potential to

enhance our continued transition
plan development.

Our transition

plan touches

on numerous

aspects within

this Sustainability

Report, which

are
referenced in the table below.
›
Refer to gfanzero.com/our-work/financial-institution-net-zero-transition-plans for GFANZ’s recommendations

on
transition plans
# Theme
Principles and key activities engaged in

by UBS

References for more information
Foundation
1 Objectives
and
priorities
–
It is our ambition to support clients through the world’s

transition to
a low-carbon economy and embed considerations

of climate change
risks and opportunities across the bank for the

benefit of our
stakeholders, now and in the future.
–
Helping our clients navigate the challenges

of an orderly transition to
a low-carbon economy and build climate-resilient

business models, as
well as mobilizing private and institutional capital

toward this
transition, is at the core of this ambition and our

approach to climate.
–
We have updated our sustainability strategy

and approach to climate
to better support our own transition as

well as the transition of our
clients, and we continue to refine and enhance our

transition plan in
line with evolving client needs and industry guidance

to ensure it
remains appropriate for our business activities and

aligned to external
market practice and standards.
–
By 2050, our ambition is to achieve net-zero greenhouse

gas (GHG)
emissions across our scope 1 and 2, and specified

scope 3 activities.
– We aspire to address our financed emissions by aligning specified sectors to decarbonization pathways. In line

with this, we aim to
reduce the emission intensity of our loan book across

sectors that
account for a sizable share of our credit portfolio and financed emissions and have set 2030 lending sector

decarbonization targets
for the following sectors: Swiss residential real estate,

Swiss
commercial real estate, fossil fuels (oil, gas and coal), power generation, iron and steel and cement (for shipping

we currently
disclose our Credit Suisse AG in-scope shipping

portfolio climate
alignment to the Poseidon Principles decarbonization

index).
–
We provide our financing and investing clients with

the choices they
need to meet their sustainability and impact objectives,

including
climate impact, where that is their priority and in

line with our
fiduciary duties.
–
Our transition plan for financing activities prioritizes

emissions
reductions in line with science-based climate

targets and credible
trajectories to achieve these targets. In addition,

we anticipate that
the deployment of carbon-removal solutions will be

needed to
counterbalance hard-to-abate emissions and supplement

the
reduction strategies of some of our clients. As best practice guidance,
regulation, methodologies and technologies develop,

our approach
to decarbonization, including offsets, will continue

to evolve.
–
As we work toward our targets and further develop

our transition
strategies, we aim to consider a just transition

to a low-carbon
economy, one that is as fair and inclusive as possible.
–
We continue to integrate sustainability and climate

risk considerations
into our firm’s various traditional financial

and non-financial risk
management frameworks.
– Refer to the “Strategy” section, “Our aspirations
and progress” sub-section of this report for a
description of our targets and progress on
financing, investing and own operations.
– Refer to the “Environment” section, “Our climate
roadmap” sub-section of this report for an
overview of what we are aiming for to support
the transition to a low-carbon economy.
– Refer to the “Our approach to climate” sub-
section of the Supplement to the UBS Group
Sustainability Report 2023 for more information
about our approach and key objectives to
support our climate-related ambitions.
– Refer to the “Environment” section, “Supporting
our clients’ low-carbon transition” sub-section

of
this report for an overview of how we support
our clients’ transition.
– Refer to the “Environment” section, “Supporting
our financing clients’ low-carbon transition”

–
“Carbon reduction and removal” sub-section of
this report for more details on our approach to
carbon markets and carbon-removal solutions.
– Refer to the “Overview of climate-related targets
and actions” section in “Appendix 2 –
Environment” in the appendices to this report for
an overview of our targets and actions that

we
strive to implement in the short-, medium-

and
long-term.
–
Refer to the “Managing sustainability and

climate
risks” section of this report and the “Supporting
our approach to climate – our climate-related
materiality assessment” sub-section of the
Supplement to the UBS Group Sustainability
Report 2023 for an overview of our reviews of
risks, opportunities in the climate materiality
assessment and impacts expected from
implementation.

Sustainability Report 2023
| Appendix 2 | Environment

Implementation strategy
2 Products
and services
–
One of the four key objectives of our sustainable

finance product and
service offering is to support our clients in their transition to a low-
carbon economy, and we strive to provide them with the choices they need to meet their specific sustainability objectives.

– We are developing innovative advisory, lending, basic banking and transition financing solutions, and are offering our clients access to
various sustainable investment (SI) solutions.
–
Our climate-related client offering provides investors with

solutions
that contribute to a lower-carbon economy while satisfying various risk and return objectives.
–
Our Investment Bank offers our clients global

advice and access to
the world’s primary, secondary and private capital markets through an extensive array of sustainability-

and climate-focused services,
products, research and events.
– By offering research and thematic insights, as well as data and analytics services - combined with targeted

advice – we aim to help
clients better understand and mitigate risks and

identify new
opportunities. Further, we provide support in the form of tools, platforms and education.
–
We continue to develop and refine our solutions and

approaches on
an ongoing basis and strive to support our

clients to orient their
business efforts toward the objectives of the Paris Agreement.

We
aim to do this by further strengthening our operating

model and
increasing our efforts in the field of transition and green finance.
– Refer to the “Supporting opportunities” section
of this report for more information about our
sustainable finance ambitions, our approach to
sustainable finance and our sustainable

finance
products and services offerings.
– Refer to the “Environment” section, “Supporting
our clients’ low-carbon transition” sub-section

of
this report for more information about how we
are embedding climate considerations into
products and services for financing and investing.
– Refer to “Supporting our approach to climate –
our climate-related materiality assessment” sub-
section of the Supplement to the UBS Group
Sustainability Report 2023 which speaks to

how
we think about future climate-related
opportunities.
3 Activities
and
decision-
making
– To deliver our transition plan and operationalize our approach to climate, it is important to embed sustainability

and climate
considerations into our operating model, leading

to regular
adjustments of evaluation and decision-making

frameworks,
governance structures, control and monitoring processes

and
underlying systems.
–
For example, following the integration of Credit

Suisse, UBS
reassessed the lending emissions and targets for

sectors with a high-
carbon impact for the combined organization.

To operationalize our
target approach, we are reviewing whether our planning

and
governance processes, risk appetite, sector

strategies and so on are
still appropriate. In parallel, we are assessing required enhancements to our loan origination, credit granting, monitoring

and reporting
processes.
–
In addition, Group Risk Control manages our sustainability

and
climate risk program to further integrate sustainability

and climate
risk into our various traditional financial and

non-financial risk
management frameworks and related processes. This

ensures that
sustainability and climate risks are identified, measured,

monitored,
managed, reported and escalated in a timely

manner. Such
integration covers processes including client onboarding,

transaction
due diligence, product development and investment

decision
processes, own operations, supply chain management,

and portfolio
reviews.
– We have a systematic approach in place aimed at better
understanding UBS’s future opportunities around climate.

On an
annual basis, and in line with the TCFD’s recommendations,

we are
assessing potentially relevant climate-related opportunities for UBS,
encompassing commercial products and services,

social finance,
resource efficiency and energy consumption, operational resilience and climate-related funding.

– Refer to the “Environment” section, “Supporting
our financing clients’ transition to a low-carbon
economy” – “Sustainable lending operating
model” sub-section of this report for more
information about how we operationalize

our
approach to climate and the “Our lending sector
decarbonization targets” sub-section for

more
information about our emissions and targets

for
specified sectors.
–
Refer to the “Managing sustainability and

climate
risks” section of this report for a description of
our sustainability and climate policy risk
framework.
–
Refer to the “Supporting opportunities” section
of this report for an overview of our sustainable
finance products and services offerings.
4 Policies and
conditions
–
Our sustainability and climate risk policy framework:

–
applies Group-wide to relevant activities, including client

and supplier
relationships;
–
is integrated into management practices and control

principles and
overseen by senior management; and
– supports the transition toward a low-carbon future.
–
Our sustainability and climate risk policy framework

will continue to
evolve to address regulatory guidance and market practices.
–
We conduct reviews of our voting, stewardship and exclusion

policies
to reflect our latest approaches in UBS AG Asset Management.
– Refer to the “Sustainability and climate risk policy
framework” sub-section of the Supplement

to
the UBS Group Sustainability Report 2023 for
more information about how we are setting our
standards including “Controversial activities –
where UBS will not do business” and “Areas of
concern – where UBS will only do business under
stringent criteria.”
– Refer to our
Asset Management Sustainability
Exclusion policy

for more information about AM’s
exclusion approaches where we exclude
individual companies or industries from a
portfolio, either because their activities do

not
meet certain ESG criteria, and/or they do not
align with the client’s values and/or UBS’s.

Sustainability Report 2023
| Appendix 2 | Environment

Engagement strategy
5 Clients and
portfolio
companies
–
Understanding the needs and expectations of

our clients and
investors enables us to best serve their interests

and to create value
for them. Through engagement and collaboration,

we help our
clients and portfolio companies access best practice,

robust science-
based approaches, standardized methodologies and quality

data that
enable them to better measure and mitigate climate-related

risks and
act on climate-related opportunities.
–
For our lending activities, we have assessed where

our corporate
clients currently stand on their journey toward

a low-carbon economy
and climate-resilient business models. By establishing

a view on their
current decarbonization ambitions and activities,

we aim to work
alongside them to support their transition

efforts. This can include
the disclosure of current emissions, the setting of future
decarbonization targets in line with Paris-aligned

pathways and the
development of credible transition plans.
–
We recognize that the transition of investment portfolios

requires
real-economy emission reductions, and see our active ownership strategy as a powerful tool in influencing corporate

behavior to
achieve real-economy outcomes. For example, our

UBS AG Asset
Management business has been running

a dedicated climate
engagement program for more than five years to address climate-
related risks with measurable progress tracked. We have also aligned our voting policy with our climate engagement

efforts and objectives.
UBS AG Asset Management is using evidence-based

metrics to assess
transition plans and set engagement objectives

with a focus on
engagement outcomes. In situations where

an engagement has not
achieved set objectives, escalation steps are taken.
– Refer to the “Environment” section, “Supporting
our clients’ low-carbon transition” – “Supporting
our financing clients’ low-carbon transition”

sub-
section of this report for more information about
how we are engaging with our corporate clients
and “Supporting our investing clients’ low-
carbon transition” for more information about
how we are engaging with our investees.
– Refer to the “Supporting opportunities” section,
“Asset Management” sub-section of this report
for more information about how we approach
active ownership and our climate engagement
program.

– Refer to the
Asset Management Stewardship
Website

and our
Global Stewardship Policy

for
more information about our active approach to
stewardship as a crucial part of any sustainable
investing strategy across asset classes through
engagement, proxy voting and advocacy,
enabling us to work with firms to influence
behaviors, drive changes and achieve better
outcomes.
6 Industry
–
Partnerships within the financial services

sector are a critical part of
our sustainability strategy and approach to climate,

underpinning our
efforts to progress toward our stated ambitions.
– We actively engage in regular discussions relating to corporate responsibility, sustainability and climate with peers, and more widely through trade bodies and associations. Sharing

experiences and
assessments of corporate responsibility and sustainability

issues helps
us to compare and improve our strategy, approach and tools and processes.

–
Through proactive engagement we aim to: (i) as appropriate

and in
line with local rules and regulations, exchange

transition expertise
and collectively work on finding solutions to

common challenges; and
(ii) represent the financial sector’s views cohesively to

external
stakeholders, such as clients and governments.
–
At the end of 2023, we were engaged in a variety

of sustainability-
and climate-related memberships and commitments,

either at Group
level or the level of the business divisions or

Group Functions.

–
For example, UBS is a founding member or current

signatory of
groups such as the Task Force on Climate-related Financial
Disclosures (the TCFD), the Net-Zero Banking Alliance

(the NZBA), the
Net Zero Asset Managers (the NZAM) initiative, the

Glasgow Financial
Alliance for Net Zero (GFANZ) and the Partnership for Carbon
Accounting Financials (PCAF). Members of UBS

senior management
contribute to many of the working groups within these

bodies and
our Group CEO joined the GFANZ Principals Group in 2023.
– We have thorough processes in place for renewing existing
memberships and for vetting new ones.
– Refer to the “Supporting our strategy through
stakeholder engagement” sub-section of the
Supplement to the UBS Group Sustainability
Report 2023 for more information about our
approach to engaging with our clients, investors,
peers, governments and regulators, political
parties, communities and further stakeholders.
– Refer to the “Helping to achieve our strategy by
working with key climate-

and nature-related
organizations”, “Supporting our strategic

goals –
our engagement in partnerships” and “Our
contributions to the advancement of
sustainability and culture” sub-sections of the
Supplement to the UBS Group Sustainability
Report 2023 for an overview of our partnerships.

Sustainability Report 2023
| Appendix 2 | Environment

7 Government
and public
sector
–
We actively participate in political discussions to

share our expertise
on proposed regulatory and supervisory changes (e.g.

via the
International Institute of Finance (IIF),

the Association for Financial
Markets in Europe (AFME) and the Swiss Bankers

Association (SBA)).
Sustainability and sustainable finance continue

to remain key focus
topics in our interactions with our financial regulators

and
supervisors.
–
We also engage in political initiatives and discussions

relating to
corporate responsibility, sustainability and climate, in line with our approach to climate and decarbonization planning.

We supported the
Climate Protection and Innovation Act, proposed by the

Swiss Federal
Council and accepted by the Swiss population

in a 2023 referendum,
to enshrine the Swiss net zero commitment into law

and establish
pathways for transition in key sectors of the

Swiss economy.
–
Regarding climate, our engagement aims to share expertise

on an
orderly transition that is aligned with the Paris Agreement

and we
welcome regulatory requirements that would harmonize reporting standards to create transparency and comparability across companies.
Thus, UBS supported the work of the International

Sustainability
Standards Board to establish a global baseline for sustainability

and
climate reporting in 2023.

–
UBS was also part of the working group that further

developed the
Swiss Climate Scores in 2023 as a key instrument

to further increase
transparency on the climate alignment of financial

products. During
2023 we published the first set of Swiss Climate

Scores for 136 of
our Swiss investment funds.
–
On a regional basis, we engage with policy makers

in the EU, UK,
Americas and key Asia Pacific jurisdictions.
–
We maintain a regular dialogue with politicians globally

and strive to
establish long-term relationships with political representatives.

Metrics and targets
8 Metrics and
targets
–
It is our ambition to align our own operations

and business activities
with the objectives of the Paris Agreement.
– To support this ambition, we have established a suite of metrics and targets across financing, investing and own operations

to drive
execution of our transition plan and monitor

progress of results.
–
For example, we measure our financed emissions

and emissions
intensity for most material carbon-intensive

sectors, have established
2030 lending sector decarbonization targets

and are continuously
tracking our progress toward these targets.
–
We also conducted a preliminary analysis of the facilitated

emissions
from our capital markets activities for select carbon-intensive sectors.
– To underpin our targets, we have defined various actions that we strive to implement in the near-, medium-

and long-term.
–
UBS has a strategic multi-year and Group-wide

ESG data and
technology strategy in place and we are leveraging

best-in-class
solutions to further accelerate our strategic

ESG ambitions.
–
Our Group ESG (data) architecture supports our business users’

ESG
needs, and we continue to enhance data

acquisition, analytics
capabilities and systems to monitor climate-related

metrics and
enhance associated climate disclosures.
– Refer to the “Strategy” section, “Our aspirations
and progress” sub-section of this report for a
description of our targets and progress for
financing, investing and own operations.
– Refer to the “Environment” section, “Our climate
roadmap” sub-section of this report for an
overview of what we are aiming for to support
the transition to a low-carbon economy.
– Refer to the “Environment” section, “Supporting
our clients’ low-carbon transition” sub-section

of
this report and “Environment” section of the
Supplement to the UBS Group Sustainability
Report 2023 for more information about
methodologies, metrics and targets for lending
and investing and to the "Basis of Reporting”
sub-section of the Supplement to the UBS

Group
Sustainability Report 2023 for capital markets.
– Refer to the “Environment” section “Reducing
our environmental impact” sub-section of this
report for a description of how we will manage
any residual scope 1 and 2 emissions that cannot
be mitigated through reducing at source.
– Refer to the “Environment” section, “Monitoring
the environmental impact of our supply chain”
sub-section of this report and the “Social”
section, “Managing our supply chain
responsibly” sub-section of this report for our
actions pertaining to our supply chain.

Sustainability Report 2023
| Appendix 2 | Environment

Governance
9 Roles,
responsibili-
ties and
remunerat-
ion
–
The UBS Group Sustainability and Impact (GSI) framework

provides
an overview of the governance and key

Group-wide policies,
guidelines, and key topics applying to sustainability

and impact at
UBS, including climate.
–
Our approach to climate and related activities is overseen

at the
highest level of UBS Group. The Board of Directors’ Corporate
Culture and Responsibility Committee (CCRC) is the

body primarily
responsible for corporate culture, corporate responsibility

and
sustainability including climate. It oversees our

firm-wide sustainability
and impact strategy and activities and approves

related objectives.

–
The responsibility for setting the firm-wide

sustainability and impact
strategy and developing associated objectives, in

agreement with
fellow GEB members, has been delegated

to the GEB Lead for
Sustainability and Impact by the Group Chief

Executive Officer (the
Group CEO). Progress against strategy and the associated objectives are reviewed at least once a year by the GEB and the CCRC.
– The Group CEO and GEB performance scorecards include
sustainability objectives, comprising climate-related

goals, and their
progress is measured via robust quantitative metrics and qualitative criteria. Sustainability objectives are individually

assessed for each GEB
member, and consequently directly impact their performance
assessments and compensation decisions.
–
Our management of sustainability and climate

risk (SCR) is steered at
the GEB level. The Sustainability and Climate

Task Force (the SCTF) is
the cross-divisional and cross-functional authority for sustainability and climate governance, as well as the

Group’s sustainability and
climate governance body.
–
We have dedicated teams and individuals assigned

to ensure an
effective delivery of our transition plan. The net-zero workstreams within the Group Sustainability and Climate Initiative

coordinate the
implementation of our net-zero ambitions, with

a specific focus on
addressing emissions related to our financing activities

and own
operations and in the context of clients’ investments

focuses on
managing specified assets in line with net-zero.

– In 2023, Ernst & Young has provided independent assurance on certain sustainability metrics and information.
–
We are continuously improving the governance, execution

and
control of the processes in place to support our decarbonization

and
sustainability efforts.
– Refer to the “Governance” section, “Our
sustainability governance” sub-section

of this
report for a description of how UBS governs

its
sustainability strategy and approach to climate.
– Refer to “Appendix 4 – Other supplemental
information“ in the appendices to this report for
the independent assurance report by Ernst &
Young.
– Refer to the “Compensation for GEB members”
section, “GEB performance assessments” sub-
section of the UBS Group Annual Report 2023
for more information about the GEB
performance measurement process.
– Refer to the “Compensation philosophy and
governance” section, “Environmental, Social

and
Governance considerations” sub-section of

the
UBS Group Annual Report 2023 for more
information about how ESG is included in the
compensation process.
10 Skills and
culture
– To support the development and implementation of our transition plan, we implemented the Group Sustainability and

Climate Initiative
to ensure alignment therewith and embed the plan into

our culture
and practices.
– Our initiative is underpinned by current and future resource requirements and specified roles and responsibilities, and we are providing support to individuals so that they have

sufficient skills and
knowledge to perform their roles.

–
Helping our workforce understand why sustainability

and sustainable
finance is a strategic priority, for both the Group and our
stakeholders, is an important part of ensuring

we meet our
sustainability and climate ambitions.

–
At the end of 2022, we made a Foundational

Sustainability Training
Program available to all staff at UBS. This training

complements the
specialist sustainability training delivered by the

business divisions to
targeted cohorts, such as client advisors and

risk specialists.

–
In 2023, the number of headcount instances

of specialized training
totaled 54,364 , while headcount instances

of awareness training on
sustainability and climate totaled 177,585
.
For example, in 2023 the
SCR team provided training and education sessions

focused on
sustainability and climate risks as well as

emerging risks, such as
greenwashing risk. These sessions were delivered to relevant colleagues.
–
We expect sustainability training and education to

become an
increasing focus for regulators in the coming years.

We keep abreast
of this changing landscape through regular updates with

our
regulatory monitoring teams and strive to continue

developing and
prioritizing the roll-out of climate-

and net-zero-specific training for
employees and the Board of Directors.
Through

regular,

Group-wide

Town

Halls,

hosted

by

the

GEB

Lead

for
Sustainability and Impact,

the Chief Sustainability

Officer and

the Head of
Social Impact, staff are provided with updates on our net zero strategy and progress.

In

addition,

our

key

ambitions

and

progress

against

those
ambitions are published on our external

website,
ubs.com
.
– Refer to the “Supporting our approach to
climate: key enablers” sub-section of the
Supplement to the UBS Group Sustainability
Report 2023 for more information about training
provided to employees.

–
Refer to the “Managing sustainability and

climate
risks” section, “Risk management and control”
sub-section of this report for more information
about training provided to employees with
regard to climate risk.
– Refer to the “Sustainability-related training and
raising awareness” sub-section of the
Supplement to the UBS Group Sustainability
Report 2023 for more information about how we
engage in education and awareness raising for
staff, clients and local communities, regarding
corporate responsibility and sustainability topics
and issues.

Sustainability Report 2023
| Appendix 2 | Environment

Overview of climate-related targets and actions
As part

of our

transition plan, which

outlines principles supporting

our ambition to

achieve net-zero

greenhouse
gas (GHG) emissions across our scope 1, scope 2 and specified scope 3 activities, we have set targets in financing, investing

and

own

operations.

To

underpin

these

targets,

we

have

defined

various

actions

that

we

strive

to
implement in the short-, medium- and long-term. In line

with our continued transition plan development, we will
continue to define additional actions and

refine current plans to further drive progress

toward our targets.

Area Planned actions, targets and ambitions
Overarching
Transition plan:

–
Continue to refine and enhance our transition plan

in line with evolving client needs and industry

guidance –
outlining how we aim to achieve net-zero GHG emissions

across our scope 1 and 2, and specified scope 3, activities
while supporting our clients through their own

transitions.

2050
ambitions:
– Net-zero
GHG
emissions
across our
scope 1
and 2, and
specified
scope 3,
activities.
Financing
Targets:

– Aim to develop additional targets
for remaining material carbon-
intensive sectors in line with NZBA
commitment and as data and
applicable methodologies become
available.
Frameworks and tools:

– Incorporate criteria into pre-deal
assessments to understand climate
impacts and identify associated
risks and opportunities.
– Develop transition framework to
understand where corporate
clients are on their lower-carbon
journey and inform appropriate
actions to support.
Policies:

– Continue to enhance and develop
standards aimed at supporting
mitigation and de-risking of the
Group’s risk profile, aligned to
climate objectives.
Engagement:

– Formalize approach to client
engagement to support their
transition efforts.

By 2030:
– Reduce emissions intensity
associated with UBS in-scope
lending from 2021 levels for Swiss
residential real estate by 45%;
Swiss commercial real estate by
48%; power generation by 60%;
iron and steel by 27%; cement by
24%.
1
– Reduce absolute financed
emissions associated with UBS in-
scope lending from 2021 levels for
fossil fuels (oil, gas and coal) by
70%.
1
– Continue disclosing in-scope ship
finance portfolios according to
Poseidon Principles trajectory with
the aim of aligning.
2
– Continue to reduce emissions
intensity / financed emissions for
in-scope sectors and enhance
approach in line with our
transition plan and evolving
market practice and standards.
– Supplement emissions reductions
with carbon removals to
counterbalance hard-to-abate
residual emissions in-line with net-
zero guidelines.
Framework and tools:

–
Continue to embed sustainability and

climate considerations into sustainable lending

operating model.
Products and services:

–
Continue to build our offering of sustainability-focused

analysis, advisory and on-balance sheet (e.g.,

green or
sustainable loans and mortgages) or off-balance

sheet (such as access to debt and equity capital

markets) financing
solutions.
Investing
Frameworks and tools:

– Conduct climate stress testing for
current in-scope portfolios,
– Measure and track in-scope
portfolio alignment.
By 2030:

– Aiming, by 2030, to align 20% of
UBS AG Asset Management’s total
assets under management (AuM)
with net zero. This Pre-acquisition
UBS aspiration will be reassessed in
2024.
– Continue to align our approach
and aim to increase the scope of
AuM that are subject to net-zero
targets, as methodologies and
market practice and standards
evolve over time.
3

Policies:

–
Conduct annual review of voting and stewardship policies

to continue to evolve our approach.
Engagement:

–
Continue to engage with clients, investees

and third-party fund managers.
Products and services:

–
Continue to build our investment solutions for

private and institutional investors to help them

navigate climate-
related risks and opportunities.

Sustainability Report 2023
| Appendix 2 | Environment

Operations Energy consumption and
sustainable buildings:

– Continue to reduce operational
energy consumption and
optimize corporate real estate
portfolio.

– Continue to invest in more
sustainable buildings and
upgrading existing buildings.

– Continue to increase share of
renewable energy.
– Source 100% renewable
electricity according to RE100.
Waste:

– Continue to reduce overall
waste and improve recycling
rates.

Travel:

– Update travel policy and
continue to reduce air travel-
related CO
2

emissions.
By 2025:

– Minimize our scope 1
and 2 emissions
through energy
efficiencies and by
switching to more
sustainable energy
sources. After which,
procure

credible
carbon removal credits
to neutralize any
residual emissions
down to zero by
2025.
4
– Reduce our own
energy consumption
by 15% from 2019
levels.
– Use 100% paper from
sustainable sources.
– Offset historical
emissions from scopes
1 and 2 (own
operations) back to
2000 (UBS AG
consolidated).
By 2035:

– Engage with our GHG
key vendors, for
100% of them to
declare their
emissions and set net-
zero-aligned goals by
2026, and reduce
their scope 1 and 2
emissions in line with
net-zero trajectories
by 2035.
5
– Continue to drive
direct (scope 1) and
indirect (scope 2)
emissions reductions
through energy
efficiencies and by
switching to more
sustainable energy
sources, thus reducing
our reliance on carbon
removal credits over
time.
– Continue to monitor
key vendors and
expand ambition to
reduce emissions in
line with net-zero
trajectories to
additional vendors.
Frameworks and tools:

– All environmental activities for UBS Group, including the
entire scope of in-house operations are subject to our
environmental management system (EMS) run in
accordance with ISO 14001.
– Quantify and manage relevant scope 3 emissions from
categories 1 to 14 to inform appropriate actions.
Engage with key vendors:
– Capture climate information, monitor progress on
reductions and incorporate ESG criteria into vendor
selection.
Framework and tools:

–
Continue to disclose the environmental impact

from joint operations, with clear commitments

to sustainability and
the reduction of environmental impact.
Travel:

–
Strengthen reporting incl. comprehensive insights into travel-related emissions to measure and manage our travel
footprint, incentivize employees to opt for

eco-friendly transportation.
Enablers
Governance and accountabilities:

–
Continue to ensure suitable governance processes

and accountability for decarbonization targets.
Engagement and partnerships:

–
Continue to engage with industry, governments, regulators, and other relevant external stakeholders on exchanging
transition expertise, developing standardized guidance

and implementing policies that support

an orderly transition;
participate in advocacy groups to drive necessary

changes.
Training and culture:

–
Continue to develop and prioritize roll-out of climate-

and net-zero-specific training for employees

and the Board of
Directors.
Climate data and analytics:

–
Continue to enhance data acquisition, analytics

capabilities and systems to monitor climate-related

metrics and
enhance associated climate disclosures.
1

While we continue to take steps to align our business

activities to our targets, it is important to note that progress towards our targets may not be linear and
that the realization of our own targets and ambitions is dependent on various factors which are outside of our direct influence. We will continue to adjust our approach

in line

with external

developments, as

well as

evolving best

practices for

the financial

sector and

climate science.

Refer to

the “Climate-related
methodologies – decarbonization approach for

our financing activities” section of

the Supplement to the

UBS Group Sustainability Report

2023, available at
ubs.com/sustainability-reporting
, for more information about parts of the value

chain within sectors covered by metrics

and targets. Metrics are based on gross
exposure, which includes

total loans and

advances to customers,

fair value loans

and guarantees as

well as irrevocable

loan commitments. Exclusions

from scope
of analysis primarily comprise Financial Services and

other exposure to private individuals.

2

As part of our ship

finance strategy, ships

in scope of Poseidon
Principles are

assessed on

criteria which

aim at

portfolio´s alignment

to

the Poseidon

Principles decarbonization

trajectories.

The Poseidon

Principles are

a
framework for

assessing and

disclosing, on

an annual

basis, the

climate alignment

of in-scope

ship finance

portfolios to

the ambition

of the

International
Maritime Organization (the IMO), including

its 2023 Revised GHG Strategy for

GHG emissions from international shipping to

decrease to net zero by or around
2050 (compared to 2008 levels).

3

In line with the Net Zero

Asset Managers initiative, we acknowledge that the scope

for asset managers to invest for

net
zero depends on the mandates agreed with clients and clients’ and managers’ regulatory environments. Also, on the expectation that governments will follow
through on their own commitments to ensure the objectives of the Paris Agreement are met, including increasing the ambition of their Nationally Determined
Contributions, and in the context of investing, our

legal duties to clients and unless otherwise prohibited by

applicable law. In some asset

classes or for some
investment strategies,

agreed net-zero methodologies

do not yet

exist. Where our

ability to

align our

approach to investments

with the

goal of net

zero emissions
by 2050 is, today,

constrained, we commit to embark with determination and ambition on a journey, and to

challenge and seek to overcome the

constraints
we face.

4
Scope 2 emissions are

market-based emissions. The remaining scope 1

and 2 emissions may

be in excess of

the approximately 5–10% residuals
required for

net zero

(per the

definition of a

“net-zero target”

by the

ESRS E1

Climate Change per

delegated act, adopted

on 31

July 2023),

which is

our
ambition for 2050. In 2024, we will be reviewing our 2025 scope 1 and 2 target for achievability for the combined organization and for alignment with latest
guidance.

5

In 2024, we may review

our target for GHG key

vendors for the combined organization and for

alignment with latest guidance. Our GHG key
vendors are those vendors that collectively account

for more than 50% of our estimated vendor

GHG emissions.

Sustainability Report 2023
| Appendix 2 | Environment

Our approach to nature
Why nature is important to us
Climate and nature are deeply

intertwined. Just as in the

financial world, where assets give

rise to revenue flows,
the natural

environment consists of

stocks of assets

(i.e., natural

capital) that provide

benefits to people

and the
economy (i.e.,

ecosystem services). Biodiversity

is an

essential characteristic of

nature, critical

for maintaining the
quality, resilience

and

quantity of

ecosystem assets

and the

provision of

ecosystem services

that businesses

and
society

rely

upon.

This

has

been

documented

through

a

range

of

research

initiatives,

including

the
Global
assessment report on

biodiversity and ecosystem

services

from the

Intergovernmental Science
– Policy Platform on
Biodiversity

and

Ecosystem

Services

and

the

UK

Government-sponsored
The

Economics

of

Biodiversity:

The
Dasgupta Review
.

We recognize the

importance of understanding

human dependencies and

impacts on nature,

to better understand
the

transmission

channels

through

which

our

clients

and

UBS

may

face

risks

and

opportunities.

We

view

nature,
alongside climate, as a risk driver that

may manifest in transition and physical risks that

both we and our clients need
to manage.

›
Refer to the “Strategy” section of this report for more information about our sustainability strategy
Our governance
Our

sustainability

activities,

including

nature-related

matters,

are

overseen

at

the

highest

level

of

the

firm

and
managed by

the Group

Sustainability and

Impact organization.

Our Chief

Sustainability Office

leads a

cross-firm
Nature Working Group

that meets monthly

to consider nature-related

activities, including regulatory

and market
developments, and to coordinate activities across

the firm.

›
Refer to the “Governance” section of this report for more information about our sustainability governance, including on nature
Our strategy
The Planet pillar of our overarching sustainability strategy encompasses our approach to nature, mirroring that for climate, and is underpinned by three key objectives:
– supporting our clients’ low-carbon transition;
–
reducing our climate impact;

–
managing the risks of climate change to

our business.
To

address

the needs

of our

clients, manage

risks and

contribute to

positive impact,

we have

set standards

for
financing, investments

and supply chain

management decisions,

including explicit

aspects related to

nature. Within
our business divisions, we

help our clients

explore

the opportunities related to

natural capital and nature-positive
solutions.

We

believe

our

work

on

nature

is

just

beginning

and

will

rapidly develop

in

line

with

market needs,
regulations, data methodology developments

and voluntary commitments.
Our strategy

will further

evolve as

our understanding

of the

risks and

opportunities connected to

nature-related
impacts and dependencies deepens. As data and methodologies

continue to improve, this will support the further
analysis of impacts and

dependencies and the resulting

risks and opportunities. We

believe the release of

the TNFD
recommendations

and

the

European

Sustainability

Reporting

Standards

on

nature

will

encourage

further
developments

in

data

and

methodologies.

We

continue

to

engage

with

providers

of

nature-related

data

and
methodologies that may support our own

work.

As part

of this

effort in

2023, UBS

joined a

bank-specific working

group aimed

at addressing

risks and

opportunities
in the agricultural sector. The

working group is convened by

the World Economic Forum’s Tropical Forest

Alliance
(TFA) finance sector engagement team.

›
Refer to the “Strategy” section of this report for more information about our sustainability strategy
Seeking nature-related opportunities
We already

support our

clients in

identifying climate-related opportunities

and look

to provide

similar support in
relation to nature, albeit that work is at an early stage.

Sustainability Report 2023
| Appendix 2 | Environment

As

part

of

this

effort,

the

UBS

Sustainability and

Impact

Institute

(the

Institute) has

published

various

thought-
leadership reports focusing

on the topic of nature.

These include
From Ozone to Oxygen

– Opportunities and Risks
in Natural

Capital,
published in

2022,
which offered

a detailed

review of

the importance

of nature

and made

a
number of

recommendations

for key

stakeholders to

help address

nature-related issues

through financing,

investing
and

advising.

More

recently,

in

July

2023,

the

Institute

published
Taking

root

–

Mainstreaming

natural

capital
accounting to meet global biodiversity goals
. That report suggests that natural capital

accounting (NCA) could be
integral to

reversing biodiversity

loss by

2030 if

its development

speeds up

and presents

a set

of strategies

that
investors and financers, NGOs,

corporations and other stakeholders

could pursue to help

mainstream NCA. Also in
2023, the

Credit Suisse

Research Institute

contributed to

the dialogues

on a

global plastic

treaty by

publishing
Plastic
pollution:

Pathways

to

net

zero
.

Highlighting

the

challenges

of

ever-increasing

plastic

waste,

including

for
biodiversity, this report

discussed strategies for

mitigation and adaptation,

including waste management

and the
possibility of a global plastics treaty.
Managing nature-related risks
Nature-related risks refer to how organizations

and people depend on and

impact natural capital, which

is defined
as natural resources that combine to yield a flow of benefits to people.

›
Refer to the “Managing sustainability and climate risks” section of this report for a description of our climate and nature risk management

We have established criteria to assess nature-related risks through our firm’s standards. They address controversial activities and

areas of

concern (including

sensitive locations),

recognizing that

UBS is

both directly

and indirectly
exposed through

our business

activities. We

limit business

with clients

or suppliers

that may

endanger animal

species
and/or contribute to deforestation and its related

impacts, such as forest degradation.

›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about the sustainability and climate risk policy framework
Our sustainability and climate risk

framework includes stipulation of controversial activities

we will not knowingly
engage in, and areas of concern where we will

only engage subject to stringent criteria.

Clients, transactions or suppliers potentially in breach of our standards, or otherwise subject to significant climate,
environmental and human

rights controversies, are

referred to our

SCR unit,

which approves or

rejects the cases
after

assessing

their

compliance with

the

firm’s

risk

appetite

standards. Advanced

data

analytics

on

companies
associated with such

risks is integrated

into the web-based

compliance tool used

by our staff

before they enter

into
a client or supplier

relationship, or a

transaction. The systematic

nature of this

tool significantly

enhances our ability
to

identify

potential

risk.

In

2023,

the

Stainability

and

Climate

Risk

unit

performed

3,297

assessments,

these
included 419 assessments focused on the

agribusiness sector.

›
Refer to the Supplement to this report, available at ubs.com/sustainability-reporting , for more information about the sustainability and climate risk assessment table
Our investing clients and client assets
In our wealth management business, it has been our long-standing view that sustainable investing strategies look beyond environmental,

social and

governance (ESG) integration.

Thus, integrating material

ESG information into
investment analysis and decisions

is increasingly seen

as a requirement

for the investment management

industry.
Exclusions,

ESG

integration

and

stewardship

are

a

set

of

effective

tools

that

can

be

incorporated

not

only

in
sustainable but also

in conventional investment strategies:

they could also

be paramount in

addressing nature as
part of investments more broadly.
To

facilitate

a

better

use

of

these

tools,

our

wealth

management

Chief

Investment

Office

has

identified

six
sustainability topics that encompass the major challenges that both impact and are impacted by corporations and governments, and can help inform investment

decisions where relevant:
– pollution and waste
– climate change
– water
– people
– governance
–
products and services

Sustainability Report 2023
| Appendix 2 | Environment

These topics

are selected

on the

basis of

industry best

practices, relevance

to company

financial outcomes, data
availability and reliability, and client feedback on the issues they care most about. Five of the topics (pollution and
waste, climate change, water, people, and governance) focus on how well companies manage these issues within
their

operations

and,

therefore,

reflect

a

company’s

operational

footprint.

This

is

where

issues

such

as

the
advancement of

corporate policies

and

practices on

biodiversity

preservation and

pollution reduction

would

be
captured

and

subsequently inform

investment

decisions

where

relevant.

The

sixth

topic

(products

and

services)
focuses

on

whether the

company’s offering

and

its

supply

chain

management address

sustainability challenges
directly and it therefore captures

a company’s delivery of solutions

that directly mitigate environmental

(and social)
challenges, for instance within

climate change mitigation and

adaptation, pollution management and addressing
water scarcity.
The six-topic framework is designed to offer a more simplified and targeted approach to sustainability challenges, including

those

related

to

nature,

and

specifically

to

inform

the

decisions

of

private

investors.

They

represent
universal sustainability challenges, although

the priority of each topic may differ across

industries. Additionally, the
companies that manage these topics

well are not necessarily those with

the least-adverse environmental or social
impact.

In

fact,

sectors

with

the

greatest exposure

to

sustainability

risk

factors

often

have

a

greater imperative
(regulatory or reputation-driven) to work to

minimize their negative impact.

Global Wealth

Management

uses these

topics to

score companies,

inform investment

analysis, allocate

discretionary
capital

where

relevant,

and

provide

targeted

advice

to

private

and

family

office

clients

based

on

their

stated
sustainability preferences. For example, when considering

nature-related information, the portfolio managers,

and
subsequently investors,

would turn towards

the topics of

climate change, pollution

and waste, water,

and products
and services to

identify potential nature-related risks

or opportunities that were

not apparent from

their financial
analysis.

Investors

could

also

use

the

scores

to

assess

the

sustainability

profile

of

their

portfolios,

to

better
understand their exposure

to potential sustainability

risks and opportunities,

as well

as to

evaluate whether their
investments are aligned with

their personal values and

interests. UBS also sources

indicators of whether companies
are involved in

a range of activities,

including environmental

ones, such as

use of genetically

modified organisms

or
involvement in severe pollution actions, that

some investors may wish to exclude.

How we approach natural capital risks in our

investments
As an asset manager,

we recognize that biodiversity loss and degradation

is a source of material financial risk, and
managing this risk is

integral to fulfilling our

fiduciary duties toward our

clients. We also

recognize that investing
sustainably can

promote actions that

contribute to the

preservation and restoration

of natural capital

of our planet.

Currently, we manage nature-related risks as part of our ESG integration processes. We use a proprietary ESG risk dashboard that combines multiple

data sources to identify companies

with material ESG risks. Natural

capital risks,
such

as

water

and

forest

risks,

are

embedded

in

the methodologies

of

these

underlying

data

sources,

and

our
investment

teams

utilize

these

ESG

factors

alongside

traditional

financial

metrics

and

proprietary

ESG

sector
materiality maps to assess the risk-return profile

in the investment process.

In 2023, we built on

efforts started in 2022

to develop an investor

thematic engagement program

that works with
investee companies to

encourage actions that

ensure natural capital

is accounted for

and included in their

financial
and economic decision-making. We developed this program by consulting with our clients, investment teams and a wide

array of

external experts

to shape

our priorities

and approach

to natural

capital. In

addition to

our proprietary
ESG sector materiality

maps, we also

conducted a heatmap

assessment,

mapping ENCORE

data to our listed

equity
and

fixed

income

corporate

investments

to

understand

exposure

to

biodiversity risks

at

the

industry

level.

This
process has led

us to identify

three specific areas

that form the

basis of our

engagement program

on natural capital
risks and opportunities: forests, water,

and the climate-diversity nexus.
In 2023,

we also

joined Nature

Action 100

and PRI’s

Stewardship Initiative
Spring
to support

the Asset

Management
stewardship

strategy.

Nature

Action

100

is

a

global

investor

engagement

initiative

focused

on

driving

greater
corporate

ambition

and

action

to

reverse

nature

and

biodiversity

loss.

The

initiative

engages

companies

in

key
sectors that are deemed to be systemically important in reversing nature and biodiversity loss by 2030. UBS is also one of the members of the Advisory Committee.
Natural capital

risks are

considered across

our real

estate and

private market

investments. For

example, our

farmland
business

is

a

founding

member

of

Leading

Harvest,

an

outcomes-based

sustainability

standard

that

addresses
economic,

environmental,

social,

and

governance

matters

through

farm

management.

The

Leading

Harvest
Farmland Management

Standard comprises

13

objectives, 33

performance measures

and 71

indicators that

are
core

to

farmland

sustainability.

Such

nature-based

objectives

and

performance

measures

include

biodiversity
conservation through species protection,

wildlife habitat conservation, avoided

land conversion, and crop diversity.

Sustainability Report 2023
| Appendix 2 | Environment

Since 2020, the inaugural year

of the standard, 100% of

the farmland acres we manage

have been enrolled and
as of 2023, 100%

of the farmland

acres we manage

are certified. Conformance

to the standard

is assured through
independent, third-party certification.
During 2023,

Asset Management

(Credit Suisse)

had thematic

engagements with

a specific

focus on

the three

areas
of food systems, water and forest conservation.

Going forward, the stewardship and engagement

activities will be
progressively integrated.

›
Refer to ubs.com/global/en/assetmanagement/capabilities/sustainable-investing/stewardship-engagement for our
approach to stewardship
›
Refer to am.credit-suisse.com/ch/en/asset-management/insights/sustainable-investing/active-ownership.html for
Asset Management (Credit Suisse)’s approach to stewardship
Our vendors and operational impact
Our firm-wide Responsible Supply

Chain Management (RSCM) framework is

based on identifying, assessing, and
monitoring vendor practices

on environmental and social

topics. We have taken

steps to protect biodiversity

across
our

offices,

mitigate

the

impact

of

our

operations

and

raise

awareness

among

our

staff.

Initiatives

include

the
installation of green roofs featuring rooftop vegetable

gardens and beehives at selected office locations,

as well as
organizing

tree

planting activities

across

Europe.

Additionally,

we obtained

recertification for

one

of our

Zürich
offices from Natur & Wirtschaft, a Swiss foundation focused on promoting biodiversity conservation in settlement areas. Our

portfolio includes

further certified

areas, highlighting

a focus

on green

spaces with

native plants

and
additional

biodiversity

features.

We

also

organized

annual

events

such

as

Clean-Up

Day,

during

which

UBS
volunteers join forces to clean up street litter in their respective cities, and World Bee Day,

featuring webinars and
awareness campaigns highlighting the critical role of bees

to our natural ecosystem.
Finally, in

our corporate

carbon offsetting

activities,

we make

use of

nature-based solutions,

as well

as technological
carbon capture and

storage solutions. As

standards in this

area continue to

evolve (e.g.,

the Core Carbon Principles
from the Integrity Council for Voluntary Carbon

Markets),

we will seek to apply them to our activities.

›
Refer to the “Social” section of this report for a description of our Responsible Supply Chain Management

Mobilizing capital for nature
In

order

to support

our

investing clients,

we continue

to explore

products

and solutions

that have

a

significant
nature-related

sustainability focus

or may

even be

able to

generate more

net nature

-positive impacts.

In Global
Wealth Management, for example, an investment solution that was launched in 2021 and aligns to our Future of
Earth publication promotes environmental objectives built around the themes of sustainable land use, sustainable
water

use,

the

shift

to

clean

energy

and

provision

of

health

solutions

that

may

help

mitigate

the

impacts

of
environmental degradation on human health.

We also

have the

opportunity to

add certain

environmental and

nature-aligned products

solutions to

the GWM
offering

as

a

result

of

the

acquisition

of

the

Credit

Suisse

Group.

One

example is

an

ocean

engagement fund
strategy, focused on public company engagement to drive ocean health. We continue to explore ways to develop
further products and solutions in our wealth

and asset management businesses.
We also continue to look for ways in

which clients may be able to have more direct

impact. This work is centered
in the

UBS Optimus

network of foundations

and other

philanthropic services that

provide opportunities for

high
net worth clients

who may wish to

undertake net-positive nature activities and

are willing to

do so in

a way that
generates less-than-market returns.

The work

of the

UBS Optimus

network of

foundations on

mangrove conservation and

blue carbon

continued in
2023, as the

UBS Optimus network of

foundations believes that mangrove restoration

can not only

be a form

of
climate action

through carbon

sequestration but

can also

provide broader

natural capital

benefits through

flood
protection, and even have social co-benefits by

supporting ecotourism in critical areas.

Further

exploring

the

power

of

philanthropy

to

deliver

change

at

scale,

the

UBS

Climate

Collective,

an

impact
network for philanthropists

and organizations, addresses

the issue of climate

mitigation and adaptation

globally by
tackling problems locally and enabling replication and

scale to other countries. The Collective supports and invests in mangrove

conservation and

blue carbon

projects in

Southeast Asia,

which is

particularly vulnerable to

climate
change, through a

portfolio of nine

impact-led organizations

in Vietnam and

Indonesia focused

on building coastal
resilience

to

mitigate

climate

change

and

maximize

social

and

biodiversity

benefits.

In

2023,

the

Collective
established 42

partnerships, including

with

local

and

national

governments, as

well

as

private

sector, local

and
international NGOs and funding partners, with

the aim of generating systemic impact through

collective action.

Sustainability Report 2023
| Appendix 2 | Environment

In 2023, the UBS Optimus network

of foundations agreed to fund its

nature-based solutions partner,

Terratai, over
a

three-year

period.

Terratai

is

creating

and

supporting

businesses

that

are

tackling

the

systemic

food

system
challenges contributing to nature and biodiversity

loss in Asia.

This fits squarely with the UBS

Optimus network of foundations’

ecosystem development approach to supporting
and fostering

the incubation,

growth and

scaling of

impactful enterprises

and fills

a gap

we have

identified for
investment opportunities in innovative nature-based

solutions.
The UBS Optimus

network of

foundations has

also been

exploring the

use of blended

finance structures

to mobilize
capital for nature.

In 2022, it

closed its first

impact and blended

deals in nature:

one of

them supporting marine
protected area governance,

sustainable fisheries

and ecotourism, with

Blue Alliance

in the Philippines.

Blue Alliance
works across a

network of nine

Marine Protected

Areas (MPAs)

in the Philippines

covering 5,200

hectares of

coastal
and marine ecosystems.

For our financing clients,

we include nature considerations alongside

other topics as part of

our ambition to be

a
sustainable finance partner of choice. In

2023, Credit Suisse Group

helped facilitate a foreign

debt conversion by
the government

of Ecuador

replacing USD 1.62

billion of

external debt

with new

debt of USD 652

million on

better
terms. Associated with that,

Ecuador agreed to

provide an estimated

USD 323 million for marine

conservation in
the Galápagos Islands over the next 18.5 years

by endowing an independent Galapagos Life

Fund.

Finally, in 2023, Credit Suisse

Group hosted the 10th annual

Conservation Finance Conference

in conjunction with
longstanding partners at Cornell University and The Nature Conservancy. The 2023 conference focused on nature action catalyzed across the

private and public

sectors and explored how institutional

investors and businesses are
stepping up to protect nature.
Our engagement and outlook
Participation in various

industry collaborations

is part of

our effort to

support our clients

and further develop

nature
markets. In

addition to

our work

in the

global TNFD

network, we

helped Swiss

Sustainable Finance

and the

UN
Global Compact’s Swiss network to establish a Swiss

TNFD national consultation group in 2022. In 2023,

we gave
presentations on

the TNFD

several times

to support capacity

building in

our home

market. In the

same year, we

also
co-chaired the UNEP

FI Principles for

Responsible Banking Nature

working group that

developed initial guidance

on
nature target setting

for financial institutions.

Also in 2023,

we joined a World

Economic Forum and

Tropical Forest
Alliance industry working group and a local Brazil working group with

Global Canopy to explore collaboration on
the critical issue of deforestation.
To support the

development and

growth of the

conservation finance

market, Credit

Suisse Group was

a co-founder
of the

Coalition for

Private Investment

in Conservation

(CPIC) in

2016. CPIC’s

members included

leading civil

society
organizations,

private

and

public-sector

financial

institutions,

and

academia,

with

the

shared

aim

of

working
together to deliver

a material increase

in private, return-seeking

investment in conservation.

We are continuing

this
long-standing relationship going forward as

UBS.
We

also

engage

with

policymakers

and

regulators

regarding

nature-related

risk

management.

Through

our
leadership

of

the

Institute

of

International

Finance

Sustainable

Finance

Working

Group,

we

engaged

with

the
Network for

Greening the

Financial

System, the

G20 Sustainable

Finance Working

Group

and

the International
Platform for Sustainable Finance (among others

working on the topic).
In

future years,

we expect

rapid

improvements in

data and

methodologies, as

well

as the

development of

new
financing and investing approaches. In particular, we expect an increased focus on location-

and company-specific
aspects of nature and a shift away from sector and country averages that form the basis for most of the portfolio-
level

analytical

approaches today.

We

are

exploring

the

application

of

emerging

analytical

approaches, such

as
biodiversity footprints

and nature

value-at-risk methodologies.

We will continue

to engage

with regulators,

industry
peers, collaborative platforms and

individual service providers, and

vendors to understand

and support emerging
practices and offerings in the market.

Sustainability Report 2023
| Appendix 3 | Entity-specific disclosures for Credit

Suisse AG

116
Appendix 3 – Entity-specific disclosures for Credit
Suisse AG
During

2023,

certain

sustainability-related

policies,

processes

and

activities

have

continued

at

Credit

Suisse,
following

the

acquisition of

the

Credit

Suisse

Group

by

UBS

Group.

This

appendix

therefore

sets

out

pertinent
information and data where it has not been integrated in the information and data set out in the core part of this report (and indicated,

for example,

via footnotes therein).

In strategic terms, following the acquisition, the sustainability (and impact) strategy of UBS Group has superseded that of

Credit Suisse.

Credit Suisse

AG does

not

maintain a

separate sustainability

strategy, but

its

activities are
integrated within the strategy of UBS Group.

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| Appendix 3 | Entity-specific disclosures for Credit

Suisse AG

117
Sustainability governance at Credit Suisse

Until

its

acquisition

by

UBS

Group

AG

in

June

2023,

Credit

Suisse

Group

AG

had

an

established

sustainability
governance system. It was

exercised at its Board of

Directors, Executive Board,

and senior management levels,

thus
integrating sustainability into line processes and

structures, as well as through

boards and committees specifically
focused on sustainability topics. With the integration of Credit Suisse into UBS Group in the second half of

2023,
this

governance

was

adapted

for

Credit

Suisse

and

integrated

into

UBS

Group,

which

included

the

successive
retirement of certain CS governance bodies.
Credit Suisse AG sustainability governance

The following

tables illustrate

the main

corporate bodies

that have

been involved

in maintaining

robust sustainability
governance at Credit Suisse. Alignment with UBS

Group’s strategies, objectives, and guidelines has been

ensured
through

appropriate representation

of

UBS

Group

on

the

Credit

Suisse

Board of

Directors,

which

includes UBS
Group and UBS

GEB members.

As set out

in the Organization

Regulations of UBS

and its annexes,

the UBS GEB

has
executive management

responsibility for

the steering

of

UBS

Group and

its

business. Consequently,

for matters
affecting Credit Suisse, the primary counterparty / escalation path for Boards of Credit Suisse or committees is the
UBS GEB.
Active sustainability governance bodies (as of

31 December 2023)
Governance
body
Lead and other membership
information
Meeting frequency Purpose and responsibilities related to sustainability-
and climate-related issues
Board of
Directors (active)
–
Chairman of Credit Suisse AG

– Meetings are normally held with
the participation of the CEO and
the ExB (with regular private
sessions of the Board)
– As often as its business
requires, but at least six
ordinary meetings per
year
– Responsible for the overall direction, supervision and
control of Credit Suisse and its management taking into
account the UBS Group’s strategy and interests.
Board Audit
Committee
(active)
– Chair of the Audit Committee
– Meetings are normally held with
the participation of the CEO, the
CFO, the Head of IA,
– As often as its business
requires, but at least
four times a year
–
Supports the BoD in fulfilling its oversight

duties relating
to financial reporting and internal controls over financial
reporting, the effectiveness of the external and

internal

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118
Governance
body
Lead and other membership
information
Meeting frequency Purpose and responsibilities related to sustainability-
and climate-related issues
representatives of the external
auditors and periodically, only
with the participation of the Head
of IA, the external auditors, or
with members of management,
or a combination of any of the
aforementioned
– Regular joint meetings
with the Board Risk
Committee
audit functions, and the effectiveness of whistleblowing
procedures and legal and regulatory matters as relevant.
– Provided sign-off on the 2022 Credit Suisse Sustainability
Report.
Board Risk
Committee
(active)
–
Chair of the Risk Committee

– Meetings are normally held with
the participation of the CEO, the
CFO, the CRO, the CCO, the CTO
and the Head of IA
Representatives of the external
auditors participate (to the extent
necessary) in the RC meetings
– As often as its business
requires, but at least
four times a year
– Regular joint meetings
with the Board Audit
Committee
– Annual meetings with
the Governance,
Nominations, and
Compensation
Committee
– Assists the BoD in fulfilling its risk management
responsibilities in the areas of financial and non-financial risks (regulatory, compliance, financial crime,

conduct,
governance and operational risk),

considering the
potential effects of the afore-mentioned risks to Credit
Suisse’s reputation.
Board
Governance,
Nominations,
and
Compensation
Committee
(active)
– Chair of the Governance,
Nominations, and Compensation
Committee
– Meetings are normally held with
the participation of the CEO, the
Global Head of People, and senior
representatives of the
Performance and Reward
function

– As often as its business
requires, but at least
four times a year
– Annual meetings with
the Risk Committee
–
Formed by merging the former Credit Suisse

Group AG
Board Governance and Nominations Committee

and the
Board Compensation Committee
–
Supports the BoD in fulfilling its duties with

respect to
overseeing the corporate governance

and compensation
practices of Credit Suisse, including the organization

and
composition of the BoD and the selection

and
nomination of new BoD members, the appointment

of
new ExB members, and the determination of
compensation for Credit Suisse.
Executive Board
(active)
– Chaired by the Credit Suisse CEO – As often as its business requires, but at least
monthly
– The Executive Board is appointed by the Board of
Directors and acts in accordance with the Group’s
strategies, objectives and guidelines.
–
Most senior management body of Credit Suisse AG

and
is responsible for the day-to-day operational
management under the leadership of the CEO.
Risk

Management
Committee
(active)
– Co-chaired by the Credit Suisse
CEO, the CRO,

and the CCO
– As often as its business
requires, but at least
monthly
– Acts in accordance with the Group’s strategies,
objectives and guidelines.
–
Steers and monitors the development and

execution of
the Credit Suisse AG’s risk strategy, approving risk
appetite under ExB RMC authority across all risk types
and its divisions, as well as reviewing the aggregate and
highest risk exposures, key risk concentrations,

and key
non-financial risks.
– Monitors the execution of the overall approach to
climate, jointly with legal entity Board of Directors’ risk
committees where relevant.
ESG Disclosure
and Reporting
Committee
– Chaired by the Credit Suisse CFO
and CSO
Subject to actual needs
and circumstance
– 1H23 meetings: 2
– 2H23 meetings: 2
– Seeks to ensure that appropriate levels of control and
governance are in place for our ESG disclosures.
Sustainability
Framework
Committees
– The Sustainable Classification
Committee (SCC)

– The Green Finance Committee
– SCC meets bi-weekly
– Green Finance
Committee meets ad-
hoc as required
–
The SCC is the governing body of the

Sustainable
Investment Framework and oversees the investment
product classification
–
The Green Finance Committee is the governing

body of
the Green Finance Framework and oversees the issuance
of green finance products and green asset pool, and the
reporting related to green issuances
Paused or retired sustainability governance

bodies

Governance
body
Lead and other membership
information
Meeting frequency Purpose and responsibilities related to sustainability-
and climate-related issues
Board
Sustainability
Advisory
Committee
(retired April
2023)
– Chair of the Sustainability Lead of
the Board of Directors

As often as its business
requires, but at least four
times a year
– 1H23 meetings: 1
– 2H23 meetings: n/a
(retired in April 2023)
– Retired in April 2023; assisted the Board, in an advisory
capacity, in fulfilling its oversight duties in respect of the development and execution of the Credit Suisse

Group’s
sustainability strategy and ambitions and

monitoring and
assessing the effectiveness of the respective sustainability programs and initiatives.
Conduct and
Financial Crime
Committee
(retired October
2023
– Chair of the Conduct and
Financial Crime Control
Committee
As often as its business
requires, but at least four
times a year
–
Retired in October 2023; and duties primarily

embedded
into the Board Risk Committee.
– Assisted the Board in fulfilling its oversight
responsibilities with respect to Credit Suisse’s exposure
to financial crime risk.

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Suisse AG

119
Governance
body
Lead and other membership
information
Meeting frequency Purpose and responsibilities related to sustainability-
and climate-related issues
Compensation
Committee
(integrated into
the GNCC June
2023)
– Chair of the Compensation
Committee
As often as its business
requires, but at least four
times a year
–
Retired in June 2023 and duties integrated into the

new
Governance, Nominations, and Compensation
Committee.
– The Compensation Committee was responsible for
proposing the compensation structure and plans for the
Executive Board and the broader employee population,
as well as determining the respective variable
compensation amounts, based on an assessment

of both
financial and non-financial performance, for

approval by
the Board.
Credit Suisse
Conduct Board
(retired in
December 2023)
– Co-chaired by the Global Head of
People and another ExB member
– Minimum of five members from
the ExB and senior management
appointed by the CEO
As often as its business
requires, but at least
monthly
– Acted in accordance with the Group’s strategies,
objectives and guidelines
–
Established

and determined

a governance framework for
the management of conduct matters throughout

the
Credit Suisse entities.
–
Oversaw and reviewed the global disciplinary

process of
Credit Suisse entities, ensuring it was applied in

a fair
and consistent manner.
Culture and
Values Board
(retired August
2023)
– Co-chaired by the CEO and the
Global Head of People
Monthly – Retired in August 2023; led the Group-wide culture strategy and design efforts, including a regular review of
the Code of Conduct, and championing the
implementation of the Group’s culture agenda in the
divisions, regions and functions.
Sustainability
Leadership
Committee
(paused since
August 2023,
retired in
January 2024)
–
Chief Sustainability Officer

– Sustainability Leaders in Business
Divisions and representatives from
CCO, CRO, GC and IA
Monthly (subject to actual
needs and circumstance)
– 1H23 meetings: 4
– 2H23 meetings: 1 plus
1 written update
(paused from August
2023; retired in January
2024)
– Paused since 2023, retired in January 2024.
–
Steered the implementation of the sustainability

strategy
across the bank, ensured bank-wide engagement on
sustainability and oversaw the progress towards
commitments and strategic priorities. It discussed

growth
opportunities, risks and the impact of the

market
environment on the sustainability strategy.
– From April 2023, provided oversight on the execution
progress of Sustainability initiatives and projects
Sustainability
Operational
Committee
(retired March
2023)
– COO of Global Sustainability
– Representatives from each
Business Divisions and CRO, CCO,
and GC
Monthly (subject to actual
needs and circumstance)
– 1H23 meetings: 3
– 2H23 meetings: n/a
(retired in March 2023)
– Retired in March 2023 and responsibilities integrated
into the Sustainability Leadership Committee

from April
2023
– Provided oversight on the execution progress of
Sustainability initiatives and projects
Climate Risk
Strategy
Steering
Committee
(retired
September 2023)
– Co-chaired by the Chief Risk
Officer and the Chief
Sustainability Officer
– Senior management
representation, including a subset
of Executive Board members from
across business divisions, General
Counsel, Risk and Global
Sustainability reporting to the
Executive Board Risk
Management Committee
Monthly (subject to actual
needs and circumstance)
– 1H23 meetings: 2
– 2H23 meetings: 0
(retired in September
2023)
– Retired in September 2023
–
Provided overarching governance and guidance

for
Credit Suisse’s Climate Risk Strategy program and was
mandated to develop comprehensive strategies to
address climate-related risks.
Sustainability
(Climate) Risk
Executive
Leadership
Committee
(retired
September 2023)
– Chaired by the Head of Corporate
Risk

Monthly (subject to actual
needs and circumstance)
– 1H23 meetings: 6
– 2H23 meetings: 0
(retired in September
2023)
– Retired in September 2023
– Provided oversight on the implementation of the
Group’s strategy with respect to managing sustainability
and climate-related risks.

– Reported to the Climate Risk Strategy Steering
Committee, which in turn had a reporting

line to the
Executive Board Risk Management Committee.
Net Zero
Steering Board
(retired
September 2023)
– Chaired by the Chief
Sustainability Officer
Monthly (subject to actual
needs and circumstance)
– 1H23 meetings: 2
– 2H23 meetings: 0
(retired in September
2023)
– Retired in September 2023
– Provided oversight and strategic guidance for developing
the Group’s science-based goals and transition

strategies
that underpin Credit Suisse’s net-zero 2050 ambition.

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| Appendix 3 | Entity-specific disclosures for Credit

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120
Environmental matters at Credit Suisse
Credit

Suisse

Group

AG’s

net-zero

ambition

included

investment

activities

on

behalf

of

clients

within

Asset
Management (Credit Suisse) and Investment Solutions & Sustainability (IS&S), part of Wealth Management (Credit
Suisse). It included a

2030 interim goal for

the reduction of investment-associated emissions in

intensity terms by
50%

by

2030

across

Credit

Suisse’s

listed

equities

and

corporate

bonds

investments.

The

goals

of

Asset
Management (Credit Suisse)

and IS&S

aimed to consider

the scope 1

and 2

emissions of portfolio

companies, as
well as scope 3 emissions for portfolio companies in the

energy sector. Given the reliance on companies to report
their emissions, at this point in time, Credit Suisse

can only report progress on this target

for 2022.
As previously disclosed

in the 2022 Credit

Suisse Group Sustainability

Report, Credit Suisse’s

investment-associated
emissions disclosures require restatement each year as further assets come into scope and as more emissions data is reported

by investee

companies. As

a result,

prior years

have been

recalculated and re-baselined

to reflect

the
updated emissions

reported in

the MSCI

database. We

have aligned

the currency

for this

disclosure to

the UBS
reporting

currency

of

USD

(with

Credit

Suisse

having

previously

reported

this

disclosure

in

CHF).

Comparative
periods are converted at the spot rate as

of December 31 in the relative period.

The Asset

Management (Credit

Suisse) and

Investment Solutions

& Sustainability

disclosure was

previously reported,
using USD equivalents, as

30,578,651 for 2021, 31,439,331

for 2020 and

32,045,782 for 2019 for

“Investment
associated emissions (absolute) (t

CO
2
e)” and 130

for 2021, 151

for 2020 and

190 for

2019 “Emission intensity
(t CO
2
e per USD

million invested)”.

In addition, the

previously reported

“Assets under

management (AuM)

in scope
%” and “In-scope AuM with emissions data %”

was 44% and 39% for 2021, 44% and 36%

for 2020 and 41%
and 32% for 2019.
The investment-associated emissions

of a listed equity

and corporate bond portfolio

are calculated as the company
emissions weighted by

the outstanding amount

divided by the enterprise

value including cash,

summed up over all
investee companies. The

emissions intensity corresponds to

the total investment-associated emissions

normalized
by the

invested amount. For

2022, Asset

Management (Credit Suisse)

and IS&S

measured investment-associated
emissions

in

intensity

terms

as

126

t

CO
2
e

per

million

US

dollars

invested.

This

represents

a

decrease

of

7%
compared with

2021 and

compares with

an annual

target reduction of

6% for

both Asset

Management (Credit
Suisse) and IS&S compared with 2019 as the

baseline year.
Portfolio emissions (Credit Suisse)
For the year ended
Credit Suisse Asset Management
31.12.22 31.12.21 31.12.20 31.12.19
Investment associated emissions (absolute)

(tCO
2
e) 19,167,144 26,212,036 27,442,394 25,008,330
Emissions intensity (tCO
2
e per USD million invested) 124 129 151 172
AuM in scope % 42% 44% 44% 41%
In-scope AuM with emissions data % 35% 39% 37% 32%
Credit Suisse Asset Management and Investment

Solutions & Sustainability (IS&S)
Investment associated emissions (absolute)

(tCO
2
e) 22,462,090 31,977,454 32,807,157 29,778,625
Emissions intensity (tCO
2
e per USD million invested) 126 136 157 176
AuM in scope % 42% 44% 44% 41%
In-scope AuM with emissions data % 35% 39% 37% 33%
Between

2021

and

2022,

absolute

investment-associated emissions

decreased

by

30%

for

Asset

Management
(Credit Suisse) and Wealth Management (Credit Suisse)

combined. This is driven by

a reduction in managed AuM
during this period as the emission intensity only

decreased

by 7%. The major factor contributing to the

reduction
in

emission

intensity

is

the

general

increase

in

market

values

for

positions

in

the

energy

sector,

mostly

due

to
geopolitical tensions. These market value

increases introduce a dilution effect.
Due

to

the

current lack

of available

data

(fund

look-through data

as

well

as

carbon

data),

it

is

not

possible

to
accurately measure the

investment-associated emissions of all

our in-scope assets.

Overall, investment-associated
emissions were calculated

for 178 (USD

billion) of total

AuM in 2022 within

Asset Management (Credit

Suisse) and
IS&S that relate to discretionary mandates. The 35% figure refers to the AuM marked as in scope with data (listed
equities and corporate bonds).
In-scope AuM

are expressed

as a

share of

the total

AuM of

Asset Management

(Credit Suisse)

including pooled
funds and discretionary

mandates, and Wealth Management

(Credit Suisse) for

discretionary mandates managed
within IS&S. Excluded locations for Asset Management (Credit Suisse) include Americas and Asia Pacific.

Excluded
locations for Wealth Management (Credit

Suisse) include Spain, Brazil, and Mexico.

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| Appendix 3 | Entity-specific disclosures for Credit

Suisse AG

121
As we strive to operate seamlessly as one organization and to publish a target which will cover the combined UBS
and

Credit

Suisse

Asset

Management

business,

the

previous

interim

targets

for

the

reduction

of

investment-
associated emissions announced by Credit Suisse and the corresponding Climate Action Plan will be withdrawn in
2024.
Credit Suisse-specific environmental

footprint
The table below contains the

2023 annual environmental data across the

Credit Suisse operational footprint. The
table contains instances

where units

and indicator names

have changed compared

to prior Credit

Suisse disclosures
in order to

align with the

corresponding UBS terminology. To enable

the integration within the

consolidated UBS
Group figures, the figures contained within

this table have been recalculated

to align with the methodology

in use
at UBS.
Credit Suisse-specific environmental

footprint

Environmental indicators (Credit Suisse)
1,3,4,5
2023
2022 2021
GRI
2
Energy
Total direct and intermediate energy consumption (GWh) 302 353 GWh
395 GWh 388 GWh
Electricity GWh
274 GWh
306 GWh 289 GWh
Share of electricity from renewable sources (%) 302 90.5%
83.1% 84.9%
Paper
Total paper consumption (tons) 301 669 t
832 t 1,160 t
Paper consumption in kg per FTE (kg/FTE)
14 kg
16 kg 23 kg
Water
Total water consumption (m m³) 303 0.47 m m³
0.46 m m³ 0.38 m m³
Water consumption m³ / FTE (m³/FTE)
10 m³
9 m³ 7 m³
Greenhouse Gases (GHG)
Direct greenhouse gas (GHG) emissions (scope 1)
6
(t CO
2
e) 305-1 11,063 t
13,584 t 13,537 t
Gross location-based energy indirect GHG emissions

(scope 2)
7
(t CO
2
e) 305-2 68,467 t
75,324 t 85,821 t
Market-based energy indirect GHG emissions

(scope 2)
8
(t CO
2
e) 305-2 15,309 t
24,153 t 21,274 t
Gross other indirect GHG emissions (gross scope 3)
9,10
(t CO
2
e) 305-3 42,337 t
52,947 t 32,943 t
Purchased goods and services (scope 3 cat 1)

(only paper and water)
(t CO
2
e)
688 t
820 t 1,327 t
Scope 3 cat 3 Fuel- and energy-related activities

(not included in scope 1
or scope 2)
(t CO
2
e)
22,632 t
25,365 t 23,369 t
Emissions from waste - (scope 3 cat 5) (t CO
2
e)
545 t
968 t 895 t
Travel emissions - (scope 3 cat 6) (t CO
2
e)
18,472 t
25,794 t 7,352 t
Total Gross GHG Emissions
11
(t CO
2
e) 121,868 t
141,855 t 132,301 t
Total Net GHG Emissions (GHG Footprint)
12
(t CO
2
e) 68,710 t
90,684 t 67,754 t
Greenhouse gas (GHG) footprint (t CO
2
e / FTE) (t CO
2
e/FTE) 305-4 1.4 t
1.6 t 1.2 t
Legend: GWh = gigawatt hour; km = kilometer; t = metric ton; m³ = cubic meter; m = million; CO
2
e = CO
2

equivalents
1

Reporting periods: 2023 (1 January 2023

to 31 December 2023), 2022 (1 January

2022 to 31 December 2022), 2021

(1 January 2021 to 31 December

2021).

2

Reference to GRI
Sustainability Reporting Standards (see also globalreporting.org).

3

Metrics relate to the activities under the operational control of Credit Suisse, therefore excludes any environmental impacts resulting from

the products, services,

or other downstream

client activities.

4

GHG emissions pertain

to Credit Suisse.

5

FTEs used for

intensity metrics are

calculated on
monthly / quarterly average basis as applicable and include Credit Suisse employees and contractors to provide a more representative number of individuals using Credit Suisse facilities.

6

Previously reported as "Total scope 1 emissions"

by Credit Suisse.

7

Previously reported as "Total scope 2 (location-based) GHG

emissions" by Credit Suisse.

8

Previously reported
as "Total scope 2 (market-based)

GHG emissions (t CO2e)" by Credit Suisse.

9

Previously reported as "Total

scope 3 emissions" by Credit Suisse.

10

Due to limited data availability
a full GHGP-aligned Scope

3 emissions report

is not currently possible

to produce. The reported

Scope 3 emissions figures

are limited to

the following categories only:

3.1 Purchased
goods and services (water and paper only), 3.3 Fuel and

energy-related emissions, 3.5 Waste generated in

operations, 3.6 Employee business travel.

11

Previously reported as "Total
scope 1, 2 (location based), 3 GHG emissions" by Credit Suisse.

12

Previously reported as "Total

scope 1, 2 (market based), 3 GHG emissions" by Credit Suisse.

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| Appendix 3 | Entity-specific disclosures for Credit

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122
2025 objectives
1
2023 progress toward
2025 objectives
2022 progress toward
2025 objectives
2021 progress toward
2025 objectives
75% reduction in GHG emissions (compared with 2010

levels on reported
operational aspects)
n/a
77.2% 83.0%
100% renewable electricity (consistent with RE 100)
90.5%
83.1% 84.9%
50% green label office space (in m
2
) certified to a green building standard
2
48%
47% 37%
1.5% annual energy efficiency improvement (on a year-on-year basis)
1.4%
0.7% N/A
Reduce single-use plastic items (and increase the

share of products made
from recycled material and reusable materials
We have identified single-use plastic (SUP) categories

and alternatives in
partnership with our global FM provider. Phase 1 of the project, launched in
2023, encompassed 7 locations and resulted in

the implementation of
sustainable alternatives for almost half

the SUP items identified.

10% paper reduction (on an FTE basis, compared to

2018 baseline)
Has not previously been, and will continue to not

be, disclosed due to a
combination of poor quality data and

long-term distortion in the data arising
from changes to working patterns as a result of the

COVID pandemic.
100% environmental label paper
10% water efficiency improvement (on a per FTE basis,

compared to 2018
baseline)
2030 enterprise goal
61% reduction in scope 1 and scope 2 enterprise

GHG emissions (against
2019 baseline)
58%

3
n/a n/a
1

All figures have

been retrospectively aligned

to the prevailing

UBS reporting methodology

which has resulted

in deviations to

the previously reported

figures.

2

Scope limited to
Credit Suisse facilities that contain office space. “Green”

office space refers to third-party accredited

certifications such as LEED, BREEAM, DGNB, Minergie as well as the

Credit Suisse
green property quality

seal.

3
All figures have

been retrospectively aligned

to the prevailing

UBS reporting methodology

which has resulted in

deviations to the previously

reported
figures. Retrospective changes to the 2019 Scope 2 market based emissions baseline methodology to align with the prevailing UBS methodology have resulted in significant changes to the 2019 Scope

1 and 2

baseline used to

calibrate the 61%

reduction target. The

original baseline adopted

a GHGP-aligned renewable

electricity definition which

has subsequently
been changed to

a more stringent

RE-100 definition. The

impact of this

is a reduction

in the renewable

electricity coverage across

our updated 2019

baseline, and a

corresponding
increase in our Scope 2 market based emissions figures. As such the 2023 performance against this target now appears much higher.

This target will be retired in 2024 as the business
aligns under a single suite of consolidated environmental targets.

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| Appendix 3 | Entity-specific disclosures for Credit

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123
People at Credit Suisse

As part of the integration of Credit Suisse, we examined

our people management landscape. Our analysis

showed
that nearly

all of

Credit Suisse’s workforce

and demographic data

is compatible

with ours,

allowing us

to report
consolidated figures, unless otherwise stated.

›
Refer to the “Supplement to Social” section of the Supplement to the UBS Group Sustainability Report 2023,
available at ubs.com/sustainability-reporting , for more information about “Workforce by the numbers”

Sustainability Report 2023
| Appendix 3 | Entity-specific disclosures for Credit

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124
Supporting opportunities at Credit Suisse
As part of the integration of Credit Suisse, UBS has retired the Credit Suisse Sustainable Activities Framework (the
SAF), as well

as its related

external USD

300 billion sustainable

finance commitment.

The SAF and

its corresponding
sustainable finance target were originally introduced in 2020 to classify transactions for reporting purposes,

in the
absence of established external guidance and peer

practice. However, since then Credit Suisse’s business

strategy
and operating model

have undergone significant

changes and

market and regulatory

standards have progressed
considerably. Accordingly, the

SAF framework was put

operationally on hold in early

2023, prior to the acquisition.
Since UBS’s

taxonomy and

frameworks will

be the

standard for

future sustainable

finance business

and product
development, the SAF was discontinued

in 2023.

By contrast, the Credit

Suisse Sustainable Investment Framework (the SIF) continues

to be in operational

use. It is
part of the

Credit Suisse AG product

offering directly to

clients as well as

a reporting tool. As

such, the SIF fulfils

an
important role

in meeting

certain regulatory

requirements in relation

to clients’

preferences around

sustainability
and

will

only

be

decommissioned

in

due

course

as

the

parent

banks

are

merged

and

the

product

offering

is
harmonized.
Credit Suisse Sustainable Investment Framework
The SIF was established in 2020 and is utilized to classify investment solutions in an effort to seek consistency and set minimum standards across different asset classes,

geographies, and regulatory regimes. Classification can also help

match

clients’

interests

with

relevant

investment

solutions.

The

SIF

classification

does

not

supersede

any
regulatory commitment, nor does

the SIF classification determine

or indicate whether an

investment solution will
be labelled as “sustainable” (or other such

term) under any given regulatory regime.

The SIF focuses on the following primary approaches.

–
Exclusion: Positions assessed not to be significantly

involved in controversial business fields or

incidents.
–
Integration: Positions assessed to be integrating

environmental, social, and governance into their

strategy.
–
Thematic: Positions

assessed to

be in

alignment with

specific United

Nations’ Sustainable

Development Goals
(the SDGs).
–
Impact: Positions assessed to be explicitly and

intentionally contributing towards specific

SDGs.
The following table

shows assets

under management

(AuM) according

to their SIF

classification and their

year-over-
year change.
AuM classified according to the SIF (Credit Suisse AG)
For the year ended % change from
USD billion
1
31.12.23
31.12.22 31.12.22
By SIF category
2,3,4
Exclusion
24.7
27.0 (9)
Integration
112.2
104.3 8
Thematic
10.0
9.9 1
Impact
1.4
1.6 (11)
Total AuM classified according to SIF 148.3 142.9 4
of which Thematic and Impact
11.5
11.6 (1)
1

Numbers include AuM positions from managed solutions and structured products that have been classified according to the SIF.

2

The Credit Suisse AG Sustainability Classification
Committee oversees investment product classification and governs the Sustainable Investment Framework for Credit Suisse

AG.

3

In reporting sent to Credit Suisse clients, additional
instruments may be classified under the SIF,

such as single securities.

4

In reporting sent to Credit Suisse clients,

synonymous terminology may be used. “Exclusion” is synonymously referred to as “Avoid Harm”; “Integration” as “ESG Aware”;

“Thematic” as “Sustainable Thematic” and “Impact” as “Impact Investing.”
As of

December 31
st
, the

AuM according

to the

SIF (Exclusion,

Integration, Thematic,

or Impact)

reached 148.3
billion,

representing

a

year-on-year

increase

of

4%.

Significant

drivers

of

the

increase

were

positive

market
conditions

and

foreign

exchange

movement,

new

product

classifications

according

to

SIF,

and

flows

into

new
products.

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| Appendix 3 | Entity-specific disclosures for Credit

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125
Managing sustainability and climate risk at Credit Suisse
Credit

Suisse’s

approach

to

the

management

of

sustainability

and

climate

risk

consists

of

four

phases,

(1)

risk
identification, (2) monitoring, (3) management, and (4) reporting. This approach has been further operationalized
through

a

dedicated

climate

risk

strategy

program,

launched

in

2020.

Since

its

inception,

this

program

has
underpinned

the

progressive

expansion

of

policies,

frameworks

and

capabilities

to

manage

the

transition

and
physical risks arising from a

changing climate. In 2023,

the program continued to deliver

on different fronts: at

the
Credit Suisse Group level (prior to the acquisition by UBS Group), key developments included the enhancement of data analytics and

quantitative capabilities

to integrate

climate risk into

risk management

models; in parallel,

Credit
Suisse continued to work

on embedding sustainability

and climate risk considerations

into its legal entities’ policies
and

frameworks, refining

Credit

Suisse Group’s

frameworks to

reflect

specific local

regulatory provisions.

These
activities were

underpinned by

an increased

focus on

regulatory monitoring

to ensure

alignment with

emerging
legislative

requirements

across

different

locations,

while

continuing

to

inform

business

strategy

and

risk
management decisions.
Client Energy Transition Framework (CETF)
Launched in

2020 and

progressively expanded over

time as part

of Credit

Suisse’s climate risk

strategy program,
the CETF

has been

part of

Credit

Suisse’s risk

management practices

aimed at

addressing

the diverse

risks that
could arise

from its

business activities, in

line with legal

and regulatory

obligations. The underlying

methodology
categorizes clients

operating in

eight priority

sectors, according

to the

clients’ energy

transition readiness.

They
include oil and

gas, coal mining,

power generation

(fossil-fuel-related), shipping,

aviation, commodity

trade finance
(fossil-fuel-related), petrochemicals, and agriculture.
Internal criteria have been applied by the Credit Suisse Sustainability & Climate Risk (SCR) team to define in-scope clients and

to assess their

level of

readiness for a

low-carbon transition, leveraging

quantitative key performance
indicators, third-party ratings, and qualitative

assessments based on climate-related questions.

Clients active in the
priority sectors

have been

assigned to

one of

five categories

of transition

readiness, spanning

“unaware,” “aware,”
“strategic,” “aligned”

and “green”.

This approach

has enabled

Credit Suisse

staff to

engage in

critical sustainability
discussions with clients,

opening the door

to financing potential

solutions that can

contribute toward a

low-carbon
transition, as well as

to further expansion of

our services. Under the

framework, Credit Suisse

would not engage in
new lending or

advisory activities

with clients

having the

lowest level categorization

in terms of

transition readiness.

Until the

decommission of

the CETF

at the

end of

2023,

Credit Suisse

continued to

leverage the

framework to
engage

with

clients

to

understand

their

approach

to

managing

environmental and

social

risks,

as

well

as

their
transition strategy.
Climate risk materiality assessment

During 2023, Credit Suisse continued to

leverage the climate-related materiality

matrix that was developed as

part
of its Risk Identification and Assessment Framework (RIAF). This matrix classifies climate-related risks by looking at their potential financial and non-financial impacts, providing an indication of how they might affect the

business.
Risk prioritization

depends on

severity and

probability. The

financial and

non-financial materiality

assessments taken
together can

provide a

more comprehensive

understanding of

the risk

being considered

and can

help to

inform
decision-making. The

chart below

shows Credit

Suisse’s materiality

matrix for

assessing potential

financial and

non-
financial impacts of climate-related risks.
Specific thresholds were defined to

assess the potential impacts of climate-related risks

on financial items such as
profit and loss (P&L), leverage ratio, or balance

sheet. Based on such thresholds, four

main impact categories were
identified: minor, moderate, significant, and major.

Sustainability Report 2023
| Appendix 3 | Entity-specific disclosures for Credit

Suisse AG

126
The assessment also includes potential non-financial

considerations, including:
– regulatory impacts;
–
impact on clients;

–
impact on reputation;

and

– impact on market and competition.
The

combination

of

impacts

(both

financial

and

non-financial)

and

likelihood

(remote

or

possible)

determines
whether the materiality

of a

risk should

be categorized as

low, medium,

high, or very

high. The

heatmap that is
generated following

this approach

enables Credit

Suisse to

identify critical

risk exposures

and areas

for prioritization
or mitigation.
During 2024,

Credit Suisse’s

approach to

assessing climate

risk materiality

will be

reviewed, with

the aim

of applying
a consistent approach across the UBS Group.

Climate-related risk methodologies and scenarios
Following an

approach similar

to UBS’s,

Credit Suisse

has been

assessing potential

manifestations of

climate-related
risks across

other risk categories

such as market/

liquidity risk, credit

risk, business risk,

pension risk, reputational
risk,

and

non-financial

risk.

This

approach

considered

the

most

likely

time

horizon
1

for

climate-related

risk

to
materialize across

these risk

categories and assessed

possible impacts

against the short,

medium and long

term. For
instance, non-financial risks are

more likely to

manifest in the

medium term, while

business risks are

expected to
manifest in the short term. The approach followed the overall RIAF, described above. In 2023 the RIAF assessment was refreshed at Group

level and for

specific locations, and, where

appropriate,

jurisdiction-specific amendments
were applied to the framework. The results

of the assessment are shown in the following

chart.
1

Time horizons have been defined consistently

with the ones mentioned in the Explanatory

Report to the Ordinance on Climate Disclosures issued by the

Swiss
Federal Council on November 23, 2022:
– short term is 1–5 years
– medium term is 6–15 years
– long term is 16–30 years

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| Appendix 3 | Entity-specific disclosures for Credit

Suisse AG

127
In 2023, Credit Suisse continued to work on the integration of climate-related risk into credit risk across all stages of

the

transaction

cycle,

from

loan

origination

processes

to

ongoing

monitoring

of

counterparties.

Key
developments included the following:
– Roll out of Credit Suisse’s ESG Risk Assessment tool to EBA- and PRA-regulated booking entities. The tool was initially developed

and pilot

tested in

2022, enhancing

internal processes

by bringing

together different

ESG
frameworks, and highlighting key ESG risks and

mitigants. The aim of the tool was to enable

a more informed
assessment of potential climate-related impacts

on the creditworthiness of clients.
–
Expansion of

Credit Suisse’s

Single

Name Analysis.

The assessment

started in

response to

the UK

Prudential
Regulation Authority’s

Supervisory Statement

(SS3/19), and

in 2023 was

expanded to

include additional

entities
and branches such as

Singapore, Hong Kong, Australia, Luxembourg, Brazil, and

CS Deutschland. The aim

of
the analysis

is

to identify

clients that

are

significantly exposed

to climate-related

risk. For

each

counterparty
under the analysis, transition and physical risk materiality was determined through a transition risk assessment
as

well

as

physical

risk

assessment, leveraging

information

from

several

data

sources,

including

MSCI

Low-
Carbon Transition (LCT) scores and data from the CDP.

Sustainability reports and other qualitative information
were also considered (emissions reduction

initiatives, risk framework and governance,

etc.).
Scenario analysis
At Credit Suisse, scenario-based

approaches have been

deployed to assess

transition and physical

risk, allowing the
organization

to

monitor

its

resilience

and

its

alignment

with

climate

commitments.

For

example,

this

analysis
included

an

assessment

of

the

resilience

of

critical

activities

across

different

locations,

and

the

firm’s

ability

to
continue

delivering

critical

services.

Following

evolving

regulatory

requirements

and

the

expansion

of

internal
methodologies,

the

scope

of

Credit

Suisse’s

scenario-based

analysis

in

2023

was

extended

to

include

new
jurisdictions

and

legal

entities.

The

following

table

summarizes

the

scenario

analysis

conducted

in

2023,

and
associated results.

Sustainability Report 2023
| Appendix 3 | Entity-specific disclosures for Credit

Suisse AG

128
Test/model Purpose and
scope
Approach Results
Stress test for
share-backed
lending
portfolio
Assessment of
transition risk for
the Lombard
and share-
backed lending
collateral
portfolio within
the Credit Suisse
Group
The model generates instantaneous price shocks

for shares, bonds and
equity and fixed income mutual funds. The shocks

represent a climate-
driven “Minsky moment” scenario (i.e.,

a scenario characterized by a
sudden collapse in asset prices). Under this

scenario, following
unforeseen announcements of strict climate policies

– such as punitive
carbon taxes – market participants re-price expected future

cash flows
for traditional and green businesses in light of the

realization that the
world is about to experience a rapid and disorderly

transition to a low-
carbon economy.
The analysis relies on two primary datasets:

–
MSCI LCT Score dataset at issuer level, which

measures companies’
exposure to, and management of, risks and opportunities

related to
the low-carbon transition

–
Network of Central Banks and Supervisors for

Greening the Financial
System (NGFS) Disorderly-transition scenario
The analysis performed in 2023
highlighted that Credit Suisse’s

Lombard and Securities-Based Lending
portfolio has low transition risk, due to
limited exposure to assets that have
high transition risk and conservative
collateral haircuts across the portfolio.
Equity and
credit market
concentration
analysis
Assessment of
equity and credit
concentration
risk across all
Credit Suisse
legal entities
This concentration analysis framework shocks

equity spot prices and
credit spreads on a monthly basis to evaluate the impact

of sudden
market moves across all Credit Suisse legal entities.

Positions with the
largest loss profile are identified, representing companies that are
significantly exposed to carbon transition risk.

The analysis leverages MSCI LCT scores, which rank

companies between
zero and ten based on the carbon intensity of their

products and
processes as well as the policies and strategies in place

to help mitigate
the transition risk to a low carbon intensity business

model. Companies
with business that is primarily dependent on

fossil fuels are at the lower
end of the LCT score spectrum and are seen as most likely

to witness
asset stranding as the world evolves to lower

carbon alternatives.
The equity analysis showed that
exposure to risky companies is generally
moderate and kept well within internal
limits. The largest exposure generally
comes from derivative desks that are
required to reduce their risk, and so do
not stay in the books for a sustained
period. For credit, the level of risk to
companies with high carbon intensity is
moderate, with the highest exposures
generally having moderate estimated
losses. Given the moderate risks
assessed, remediation action was not
warranted.
Flooding risk
simulation
Scenario-based
simulation
model to assess
surface water
(pluvial) flooding
risk for Credit
Suisse (UK) Ltd,
as well as CS
Luxembourg and
Singapore.
The model simulates multiple future heavy-rainfall

events over the
selected areas, specifying peak intensity and geographical

extent. The
simulation is run on a daily frequency for the lifetime

of the relevant
mortgage books. The property level results are generated by
considering the impact of flooding events between

a chosen reference
date and the expiry date of each corresponding loan.

Floods are
assumed to have a negative impact on property value,

with successive
floods compounding the effect, and hence impact

the collateral value
of the mortgage book. The model aggregates property-level

impacts
from flooding into portfolio-level metrics such as total

collateral
devaluation and aggregate credit shortfall.
The analysis leverages the assumptions in the

Climate Biennial
Exploratory Scenario (CBES) defined by the Bank

of England.
The analysis performed showed that the
materiality of flooding risk for the real
estate collateral portfolio in scope is
low, and the potential for credit losses
is limited, even under conservative
assumptions on the level of flood
losses. Consequently, no remediation
actions were deemed necessary.

Non-financial
risk analysis
(NFR)
Assessment of
climate-related
physical and
transition
operational risks
for major offices
and data centres
globally
Dynamic monitoring of climate-related physical

and transition
operational vulnerabilities and dependencies,

as identified within the
Group-wide risk taxonomy. The analysis allows for the identification of concentrations of high-value assets and critical

business processes
across geographies and determines risk ratings

with respect to business
continuity, impacts on physical infrastructure, and litigation risks. This includes risks from damage to Credit Suisse premises, business disruption, system failures, vendor failures, and litigation risks. This
approach was developed to support the Group and legal

entity climate
Risk Identification and Assessment Frameworks

(RIAFs), as well as to
address applicable regulatory requirements.
The analysis relies on inputs from climate risk identification,

dashboards
and idiosyncratic (operational risk) scenario

analysis, combined with
qualitative risk assessments from local subject-matter

experts to
determine risk ratings with respect to business continuity

and litigation
risks.
Risk analyses were performed across
different locations combining
quantitative inputs (from climate risk
identification, dashboards, and scenario
analysis) and qualitative risk
assessments from local subject-matter
experts The overall assessment
considered existing monitoring and
escalation processes, along with past
experience and emerging trends with
regard to the different risks considered.
An overall “Medium risk”
categorization was assigned, reflecting
the challenges posed by the rapidly
evolving regulatory landscape, the
growing potential for business
disruptions due to climate-related
events, and the potential for
reputational impacts at a local level.
During 2024, Credit Suisse’s approach to scenario analysis will be reviewed, with the aim of applying a consistent
approach across the UBS Group and enabling

a coherent assessment of risks across

the combined portfolio.

Sustainability Report 2023
| Appendix 3 | Entity-specific disclosures for Credit

Suisse AG

129
Risk reporting and disclosure
With an internal reporting cycle similar to that of UBS, the Credit Suisse SCR team continued to issue its quarterly
internal climate risk report in 2023, showing portfolio movements and performance across Credit Suisse’s climate risk metrics. This quarterly report included divisional

and legal entity breakdowns, as well as

an update on climate-
related policy and major

regulatory developments.

Different Group Functions and

divisional teams were involved

in
the review and approval

process for the quarterly reports,

followed by a wider

distribution across the central Risk
function, as

well as

Credit Suisse’s

Executive Board

members. In

addition, Executive

Board members

received an
overview of high- and medium-sustainability-risk transactions through the monthly Group Risk Report.
MAS Guidelines on Environmental Risk Management

for Banks (ERM) – implementation for

Asset
Management (Credit Suisse) and Investment

Management (Credit Suisse)
Credit

Suisse’s

SG

Capital

Allocation

and

Risk

Management

Committee

(SG

CARMC)

is

designated

to

oversee
environmental

risk

matters

across

Credit

Suisse’s

Singapore

entities

with

an

escalation

path

to

the

Singapore
Management Committee

and

the board

of directors

of

CS

(Singapore) Limited.

SG

CARMC had

representation
from

all

businesses including

Asset

Management (AM)

and

Investment Management

(IM).

Business

governance
committees

(AM

APAC

RMC/

IM

APAC

IRC)

were

responsible

for

the

business

oversight

of

the

AM/IM

ERM
Framework and escalation of significant environmental

risk issues to SG CARMC.

AM/IM implemented an ERM Framework to

embed environmental risk considerations in the portfolio

construction
process where

the risk

is

assessed to

be material.

The ERM

Framework leverages

MSCI ESG

data and

defines a
materiality trigger point on the exposure to environmental

laggards at portfolio level. Where the exposure

exceeds
the trigger point, the portfolio

managers consider what actions

would be necessary to address

the exposure. As of
end 2023, no portfolios were at or above the

defined trigger point.

In light of

the integration of Credit

Suisse by UBS,

legacy Credit Suisse discretionary portfolios

will start to follow
UBS’s environmental risk management methodology

in 2024.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Appendix 4 – Other supplemental information
Information on non-financial disclosures

Risk evaluation
Pursuant to the

requirements of the Swiss

Code of Obligations Art.

964b and of the

German law implementing

EU
directive

2014/95

on

non-financial

disclosures

(CSR-Richtlinie-Umsetzungsgesetz,

or

CSR-RUG),

this

section
includes an evaluation

of the risks

that have a

high probability of

potential negative impacts upon

the “aspects”
covered by said laws.
Developments in

sustainability, climate,

environmental and

social standards

and regulations

may affect

our business
and impact our ability to fully realize our goals. These goals include our ambitions for environmental sustainability in our

operations, including carbon

emissions, in

the business

we do

with clients

and in

products that

we offer.
They also include goals

or aspirations for diversity

in our workforce and

supply chain, and

support for the United
Nations Sustainable

Development Goals.

There is

substantial uncertainty

as to

the scope

of actions

that may

be
required of us,

governments and

others to achieve

the goals we

have set, and

many of our

goals and objectives

are
only achievable

with a

combination of

government and

private action.

National and

international standards and
expectations, industry and scientific

practices, regulatory taxonomies, and

disclosure obligations addressing these
matters are

relatively immature

and are

rapidly evolving.

In addition,

there are

significant limitations

in the

data
available to measure our climate and

other goals. Although we have

defined and disclosed our goals

based on the
standards

existing

at

the

time

of

disclosure,

there

can

be

no

assurance

(i)

that

the

various

ESG

regulatory and
disclosure

regimes

under

which

we

operate

will

not

come

into

conflict

with

one

another,

(ii)

that

the

current
standards

will

not

be

interpreted

differently

than

our

understanding

or

change

in

a

manner

that

substantially
increases the cost or effort for us to achieve such

goals or (iii) that additional data or methods, whether voluntary or required by

regulation, may substantially change

our calculation of

our goals and

ambitions. It is

possible that
such goals may prove to be considerably more difficult or even impossible to achieve. The evolving standards may also require us to substantially change

the stated goals and ambitions. If

we are not able to

achieve the goals we
have set,

or can

only do

so at

significant expense

to our

business, we

may fail

to meet

regulatory expectations,
incur damage to our reputation or be exposed

to an increased risk of litigation or other

adverse action.
While ESG regulatory regimes and international standards are being developed, including to require consideration of

ESG

risks in

investment decisions,

some

jurisdictions, notably

in

the US,

have

developed rules

restricting the
consideration of ESG factors in investment and business

decisions. Under these anti-ESG rules, companies

that are
perceived

as

boycotting or

discriminating

against

certain

industries

may

be

restricted

from

doing

business with
certain

governmental entities.

Our

businesses may

be

adversely

affected if

we

are

considered as

discriminating
against companies based on ESG considerations,

or if further anti-ESG rules are developed or broadened.
A major focus of US and other countries’

governmental policies relating to financial

institutions in recent years has
been

on

fighting

money

laundering

and

terrorist

financing.

We

are

required

to

maintain

effective

policies,
procedures and controls to detect, prevent and

report money laundering and terrorist financing, and to

verify the
identity of our

clients under the

laws of many

of the

countries in which

we operate. We are

also subject to

laws
and regulations related to

corrupt and illegal payments to

government officials by others,

such as the US

Foreign
Corrupt Practices Act

and the UK Bribery

Act. We have implemented

policies, procedures and

internal controls that
are designed

to comply

with such

laws and

regulations. Notwithstanding

this, US

regulators have

found deficiencies
in

the

design

and

operation

of

anti-money-laundering programs

in

our

US

operations.

We

have

undertaken

a
significant program to address

these regulatory findings

with the objective of

fully meeting regulatory

expectations
for our

programs. Failure

to maintain

and implement adequate

programs to

combat money

laundering, terrorist
financing or corruption, or any failure of our programs in these areas, could have serious consequences both from
legal

enforcement

action

and

from

damage

to

our

reputation.

Frequent

changes

in

sanctions

imposed

and
increasingly complex sanctions

imposed on countries,

entities and

individuals, as exemplified

by the

breadth and
scope of the

sanctions imposed in

relation to the

war in Ukraine,

increase our cost

of monitoring and

complying
with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

The financial services

industry is characterized by

intense competition, continuous innovation, restrictive,

detailed
and sometimes

fragmented

regulation and

ongoing consolidation.

We face

competition at

the level

of local

markets
and

individual

business

lines

and

from

global

financial

institutions

that

are

comparable

to

us

in

their

size

and
breadth, as

well as

competition from

new technology-based

market entrants,

which

may not

be

subject to

the
same

level

of

regulation.

Barriers

to

entry

in

individual

markets

and

pricing

levels

are

being

eroded

by

new
technology. We expect these

trends to continue

and competition to increase.

Our competitive strength

and market
position could

be eroded

if we

are unable

to identify

market trends

and developments,

do not

respond to

such
trends and developments by devising and implementing adequate business strategies, do not adequately develop
or update our technology, including our

digital channels and tools, or

are unable to attract or

retain the qualified
people needed.

The amount and

structure of our employee

compensation is affected not only

by our business results

but also by
competitive factors and regulatory considerations.

In response to

the demands

of various stakeholders,

including regulatory

authorities and shareholders,

and in order
to better

align the

interests of

our staff

with other

stakeholders, we

have increased

average deferral

periods for
stock

awards, expanded

forfeiture provisions

and, to

a

more limited

extent, introduced

clawback provisions

for
certain awards linked to business

performance. We have also

introduced individual caps on

the proportion of fixed
to variable pay for the members of the

Group Executive Board (GEB), as well as certain other employees. UBS will
also be required

to introduce and

enforce provisions requiring

UBS to recover from

GEB members and

certain other
executives a

portion of

performance-based incentive compensation

in the

event that

the UBS

Group or

another
entity with securities listed on a US national securities exchange, is required to restate its financial statements as a result of a material error.
›
Refer to the “Risk factors” and “Risk management and control” sections of our UBS Group Annual Report 2023 for more information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Non-financial disclosures pursuant to the

German law implementing EU directive

2014/95 (CSR-RUG)
and Swiss Code of Obligations Art. 964b.
This report

comprises the

“non-financial” disclosures

required for

UBS Group

AG, and

its subsidiaries,

including
UBS AG

and Credit

Suisse AG,

under the

Swiss Code

of Obligations

Art. 964b.

It also

comprises disclosures

required
for UBS AG by the German law implementing EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz

/ CSR-RUG)
(nichtfinanzieller Konzernbericht) (the EU

Non-Financial Reporting Directive). These

disclosures can be found in the
sections

and

the

pages

indicated

below.

Due

to

the

differing

materiality

requirements

of

the

Global

Reporting
Initiative (GRI) standards

and of CSR-RUG and

the Swiss Code

of Obligations Art.

964b, the material

topics listed in
the index

are limited

to the

matters (“
Belange
”) addressed

by CSR-RUG

and the

Swiss Code

of Obligations

Art.
964b.

For

material

matters, we

assess

the

effectiveness

of

our

management

approaches

through

a

number

of
measures as described in the Supplement to

this report.
›
Refer to the “Supplement to Managing sustainability and climate risks” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about
“Information on UBS Group AG pursuant to the Swiss Ordinance on Due Diligence and Transparency

in relation to
Minerals and Metals from Conflict-Affected Areas and Child Labor”
›
Refer to the “Information on management approaches for material topics” section of the Supplement to the UBS
Group Sustainability Report 2023, available at ubs.com/sustainability-reporting , for more information about how we evaluate our management approaches
Section in Sustainability Report 2023 (SR

2023)

Page(s)
About this report
(including
framework)

About this report

SR 2023 / 5
–
7
Description of the
business model
1
Our sustainability and impact strategy

Our business model
SR 2023 / 14

SR 2023 / 11
–
12
Material risks Risk evaluation SR 2023 / 130
–
131
Non-financial
aspects
Section in Sustainability Report 2023

(SR 2023)

Page(s)
Broad thematic
issues affecting all
non-financial aspects
The importance of sustainability and culture to UBS SR 2023 / 3
–
4
Governance SR 2023 / 17
–
20
Key policies and principles SR 2023 / 13
Supporting opportunities SR 2023 / 61
–
74
UBS Sustainability objectives and achievements

2023

and objectives 2024
SR 2023 / 14
Environmental and
human rights matters
(Material topics:
Climate and nature;
Social impact and
human rights;
Sustainable finance)
Our sustainability and impact strategy SR 2023 / 14
–
16
Supporting our strategy – our stakeholder

engagement / vendors
SR 2023 / 57
Managing our supply chain responsibly SR 2023 / 58
–
60
Environment SR 2023 / 21
–
44
Our sustainability and climate risk policy framework

SR 2023 / 76
–
99
Driving social impact

SR 2023 / 54
–
56
Respecting human rights
SR 2023 / 57

Reducing our environmental impact SR 2023 / 38
–
41
Social and employee
matters
(Employees)
Our sustainability and impact strategy SR 2023 / 14
–
16
People and culture make the difference SR 2023 / 45
–
53
Anti-corruption and
bribery matters
(Combating financial
crime as a subtopic
of Regulatory
compliance)

Combating financial crime SR 2023 / 100
–
101
1

Further information on our business

model can be found in the UBS Group Annual Report

2023 section ‘Our strategy, business model and environment’, available at
ubs.com/investors
.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Information on UBS AG standalone and

UBS Europe SE consolidated pursuant to

Art. 8 of the
EU Taxonomy Regulation
The

European

Commission has

set

out

the

EU

Taxonomy

classification

system

through

the

adoption

of

the

EU
Taxonomy Regulation
1
. Article 8 of that Regulation requires

entities that are subject to the

Non-financial Reporting
Directive
2

(NFRD) to provide information to investors about

the environmental performance of economic activities
associated with certain

of their balance sheet

and off-balance sheet

exposures. Under this

Regulation, UBS AG and
UBS

Europe SE are

required to

provide information

on

taxonomy-eligible activities,

and,

starting from

2023,

on
taxonomy-aligned

activities,

alongside

other

qualitative

information,

based

on

their

prudential

scope

of
consolidation, which for UBS AG is on a standalone basis (i.e. excluding subsidiaries), and for UBS Europe SE is on a consolidated basis.

Taxonomy-eligible activities are

activities identified as

being in scope

for technical screening
under

the

Regulation.

Taxonomy-aligned

activities

represent

the

proportion

of

taxonomy-eligible

activities

that
satisfy the

requirements in

the Regulation,

meaning that

they contribute

substantially to

defined environmental
objectives, do not significantly

harm any other environmental

objectives, are carried out

in compliance with certain
minimum safeguards, and comply with certain

technical screening criteria.

These

disclosures

have

been

prepared

based

on the

requirements

applicable

to

credit

institutions,

which

is the

principal
business

activity

of

both

UBS

AG

at

a standalone

level

and

UBS

Europe

SE at

a consolidated

level.

Under

the

Regulation,
credit institutions

are required

to report

taxonomy Key

Performance Indicators

(KPIs) to

demonstrate the

extent to
which their

activities relate

to sustainable

economic activities,

as defined

by the

Regulation. The

Green Asset

Ratio
(GAR)

is

a

KPI

calculated

as

a

percentage

of

EU

taxonomy-aligned assets

as

a

proportion

of

total

covered

assets,
whereby:
–
the numerator is determined based on

loans and advances, debt securities, equities and

repossessed collateral,
where the counterparty or the issuer is subject to

NFRD reporting and

–
the denominator

includes total

covered assets,

which represent

total assets

irrespective of

whether the

associated
counterparty or issuer is

subject to NFRD reporting;

the denominator excludes financial assets

held for trading,
exposures to central banks, central governments

and supranational issuers.
Credit

institutions are

required to

calculate and

disclose KPIs

based upon

the turnover

KPIs and,

separately,

the
capital expenditure (CapEx) KPIs

reported by counterparties

and investees. Credit

institutions are also

required to
calculate and

disclose turnover-based

and CapEx-based

KPIs for

off-balance sheet

exposures,

including financial
guarantees issued but excluding loan commitments,

and assets under management.

GAR KPI stock

is calculated on

period end exposures

while
GAR KPI flow

is calculated for

new exposures during

the
reported period.
All pre-defined templates,

as set out

on the following

pages, are presented

twice, leveraging

information published
by counterparties

and investees

on the

proportion of

their activities

associated with

environmentally sustainable
economic activities,

based on their turnover and based on their

CapEx.

Under the

Regulation, there

is no

requirement to

report comparative

information when

reporting EU

Taxonomy
KPIs for 2023.
Trading book KPIs

and
Fee and Commission KPIs

are required to be reported from 1 January

2026.
Limitations in implementation of the European

Commission Draft Commission Notice
In

December

2023,

the

European

Commission

issued

a

Draft

Commission

Notice

on

the

interpretation

and
implementation of certain

legal provisions

of the

Disclosures Delegated

Act under

Article 8

of the

EU Taxonomy
Regulation (FAQs), which

contains guidance

on a

number of

aspects of

the Regulation.

These disclosures

have been
prepared

on

a

best-efforts

basis

after

taking

into

consideration,

to

the

extent

it

was

practicable,

the

guidance
provided in

the FAQs.

Given the

short lead

time available

for the

implementation of these

disclosures, the

2023
disclosures for UBS AG standalone and UBS Europe

SE consolidated do not reflect the following aspects

stipulated
by the draft FAQs:
–
The
Proportion of total new assets covered

that is required by the
GAR KPI flow

template is not presented, as it
was not

possible to

identify new

assets for

the purpose

of determining

the flow

for those

assets that

are not
subject

to taxonomy-eligibility

and

-alignment

assessment

for

the

current

reporting

period,

for

example
derivatives.
– The template
KPI off-balance

sheet exposures

– Stock

is not

replicated for

the flow

of off-balance

sheet positions.
1

Delegated Act of EU Taxonomy

Regulation 2020/852;

Commission Delegated Regulation (EU) 2021/2178 supplementing Taxonomy Regulation;

Commission
Delegated Regulation (EU) 2023/2486 supplementing

Taxonomy Regulation and amending Disclosures Delegated Act
2

Directive 2014/95/EU

Sustainability Report 2023
| Appendix 4 | Other supplemental information

– The Nuclear and Fossil Gas templates have not been produced for off-balance sheet exposures and for the flow of new assets.
With the ongoing implementation of the

EU Taxonomy Regulation and the

development of market practices, the
availability and quality of relevant information

is expected to improve. This may affect

the basis of preparation and
result in disclosures in future periods being

refined.
Basis of preparation
In compliance with the Regulation,

the assets of UBS AG standalone

and UBS Europe SE consolidated

presented in
the

tables

below

have

been

determined based

on

IFRS

Accounting Standards

and

attributed to

the

taxonomy-
eligible

and

taxonomy-aligned

activities

of

relevant

investees

and

counterparties.

Where

financial

assets

and
financial liabilities

were presented

net, based

on

the requirements

of IAS

32
Financial Instruments: Presentation
under IFRS Accounting

Standards,

the effect of

netting has been

reversed in arriving

at the disclosures

presented
below.
Taxonomy-eligibility and taxonomy-alignment

KPIs are required to be determined

by financial institutions based on
the actual information

sourced from counterparties and

investees. More specifically, when

the use of

proceeds is
unknown, the

taxonomy-eligibility and

taxonomy-alignment KPIs

presented below

are determined

based on

the
turnover and CapEx-based KPIs of non-financial counterparties and investees, and any applicable

KPIs of financial
counterparties and

investees. Residential

mortgages to

households are

assessed for

taxonomy-alignment for

the
Climate Change

Mitigation objective

based on

the use

of proceeds,

with alignment

being determined

based on
available Energy Performance Certificates (EPCs)

and physical risk.
Entities are

required to provide

disclosures on the

environmental objectives
Water and marine

resources
,
Circular
economy,

Pollution
,

and
Biodiversity

and

ecosystems
from

1 January

2024.

Consequently,

due

to

the

lack

of
availability of

information directly

reported by

counterparties

and investees

in respect

of their

activities in

the context
of these

environmental objectives,

disclosures in

the tables

below are

provided for
Climate change

mitigation

(CCM)
and
Climate

change

adaptation

(CCA)

environmental

objectives

only.

For

residential

mortgages

to

households
collateralized

by

residential

immovable

properties,

which

are

considered

taxonomy-eligible,

the

assessment

of
taxonomy-alignment was limited to UK mortgages

only, due to data availability.

Exposures to,

and investments

in, undertakings

not subject

to NFRD

reporting are

excluded from

the taxonomy-
eligibility

and

taxonomy-alignment

calculation

and

presented

separately.

Due

to

data

limitations

in

assessing
taxonomy-eligibility

and taxonomy-alignment,

several judgments,

assumptions and

simplifications have

been made.
More specifically:
–
Counterparties and

investees domiciled

in

the

EU

within

certain

industry groups,

according

to

our

judgment
exercised and

supported by

empirical evidence,

are considered

not to

be within

the scope

of NFRD

reporting
(e.g., hedge funds, collective investment

schemes, special purpose vehicles etc.).
–
Non-EU domiciled counterparties and investees

are assumed to not be subject to NFRD reporting.
Due

to

limitations

in

data

availability,

the

methodology

for

determining

taxonomy-eligibility

and

taxonomy-
alignment as set out in the tables below has

been developed on the basis of the following

assumptions:
–
In

the

most

recent

reporting

period,

non-financial

counterparties

reported

no

disaggregation

of

taxonomy-
eligibility per environmental objective.

As a consequence, no information has been reported in the tables below in

respect

of

these

counterparties,

on

taxonomy-eligibility

for

each

environmental

objective,

with

the

entire
amount related to taxonomy-eligible activities

attributed to the Total (CCM+CCA)

column.
–
Only from

1 January

2023 were

financial institutions

required to

report taxonomy-alignment,

hence their

reported
taxonomy-related information that forms the basis of the disclosures did not include taxonomy-alignment KPIs, and correspondingly,

the taxonomy-alignment

assigned to

these counterparties

in the tables

below is

zero; when
financial counterparties in their publicly available disclosures reported only one KPI, without specifying whether that reported KPI is a turnover-based or a CapEx-based

measure, it is assumed to be a turnover-based KPI.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

–
In respect

of the

exposures to

insurance and

reinsurance undertakings

that provide

both life

and non-life

services,
determination

of

the

turnover-based and

CapEx-based KPIs

was

based

on

the

actual

proportion of

revenues
attributable to

life and

non-life services

publicly reported

by these

insurance and

reinsurance undertakings,

unless
the information about the proportion

of revenues was not available, in which

case equal weighting was applied
to each of these services.
–
In

the

absence

of

actual

more

detailed

information

about

the

use

of

proceeds,

including

in

respect

of
environmentally sustainable

bonds, the

assessment of

the taxonomy-eligibility

and taxonomy-alignment

has been
performed at the issuer level.
–
For

securities-financing

transactions

transacted

through

central

clearing

houses,

the

counterparty

subject

to
taxonomy-assessment is considered to be

the central clearing house.
–
Cash positions included within

assets under management

have been excluded from

the taxonomy-eligibility and
taxonomy-alignment assessment (i.e. excluded

from the numerator).
Economic activities in the fossil

gas and nuclear energy sectors are

required to be reported in

separate templates.
UBS

AG

standalone

and

UBS

Europe

SE

consolidated

have

not

produced

these

templates

for

the

year

ended
31 December 2023 as the gross carrying

amounts of their exposures to these

sectors were in total USD 0.2bn for
UBS

AG

standalone,

and

USD 0.1bn

for

UBS

Europe

SE

consolidated,

which

is

considered

immaterial

to

these
entities’ operations.
Art. 8 of the EU Taxonomy

Regulation - Summary of Key Performance Indicators (KPIs) for
UBS AG standalone and UBS Europe SE consolidated
UBS AG standalone UBS Europe SE consolidated
31.12.23 31.12.23
Main KPI Additional KPIs Main KPI Additional KPIs
GAR stock GAR flow
Financial
guarantees
Assets under
management GAR stock GAR flow
Financial
guarantees
Assets under
management
Total environmentally sustainable
assets - turnover based (USD m)
98 1 0

203
0 0 0

723
Total environmentally sustainable
assets - capex based (USD m)
98 1 0

464

0
0 0

1,786
Turnover KPI (%)
0.0% 0.0% 0.0% 1.5% 0.0% 0.0% 0.0% 2.1%
CapEx KPI (%)
0.0% 0.0% 0.0% 3.4% 0.0% 0.0% 0.0% 5.2%
Coverage over total assets (%)
69.9% 1.4% 65.1% 12.2%
Assets excluded from the numerator
of the GAR (%)
1
65.9% 52.8%
Assets excluded from the denominator
of the GAR (%)
2
30.1% 34.9%
1

Article 7(2) and (3) and Section 1.1.2. of Annex V of the Disclosures Delegated Act.

2
Article 7(1) and Section 1.2.4 of Annex V of the Disclosures Delegated Act.
UBS AG standalone

and UBS Europe

SE consolidated contribute

31.5% to the

total assets of

the UBS Group

AG
consolidated scope

under IFRS.

UBS AG

standalone and

UBS Europe

SE consolidated

have low

KPIs for

balance
sheet stock and flow, and off-balance sheet

financial guarantees because:
-
a significant proportion

of the

business,

and, correspondingly, the

total assets of

both entities,

is outside
the scope

of EU

taxonomy, i.e.

it is

transacted with

counterparties and

investees that

are not

subject to
NFRD

reporting,

for

example,

because

they

are

not

domiciled

in

the

EU

or

due

to

the

nature

of

their
underlying business activity, such as Global

Wealth Management Lombard lending to private

individuals;

-
UBS AG standalone and

UBS Europe SE consolidated include a

significant amount of

Group Treasury and
Investment

Bank

activities

in

their

scopes.

Most

assets

in

these

activities

are

within

categories

that

are
excluded from taxonomy-eligibility and taxonomy-alignment assessments (e.g., derivatives, trading assets, etc.); and

-
for the

remaining assets

that are

included in

the taxonomy-eligibility

and taxonomy-alignment

assessments,
the

vast

majority

of

the

counterparties are

financial institutions

that

have

not

been

required

to

publish
alignment KPIs for

2022, and hence

UBS´s 2023 year-end

taxonomy-alignment KPIs for

counterparties in
the financial sector are reported as zero.
Business strategy
Business strategy,

product design and client

engagement efforts will also

be considered further in

future years in
line with regulatory requirements and other considerations, as sustainable finance markets continue to develop.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1 UBS AG standalone
1
1.1 UBS AG standalone - assets for the

calculation of the GAR (Turnover)
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

27,357

2,074

98

98

0

0

3,253

98

98

0

0
Financial undertakings

9,113

0

0

1,179

0

0
Credit institutions

8,640

0

0

1,068

0

0
Loans and advances

6,339

0

0

508

0

0
Debt securities

1,631

554
Equity instruments

669

7
Other financial corporations

473

110
of which investment firms

0

0
Loans and advances

0

0
Debt securities
Equity instruments
of which management companies

0
Loans and advances

0
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

30

0

0

0

0

0

0

0
Loans and advances

30

0

0

0

0

0

0

0
Debt securities

0

0
Equity instruments

0

0
Households

18,212

2,074

98

98

2,074

98

98
of which loans collateralized by residential immovable property

2,074

2,074

98

98

2,074

98

98
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

1
Table continues below.
1
Within tables in this section, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful.

Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Table

continued from above.
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
Assets excluded from the numerator for GAR calculation (covered in the
denominator)

460,552
Financial and Non-financial undertakings

277,343
SMEs and NFCs (other than SMEs) not subject to NFRD

disclosure obligations

14,301
Loans and advances

8,704
of which loans collateralized by commercial immovable property of which building renovation loans
Debt securities

2,322
Equity instruments

3,274
Non-EU country counterparties not subject to NFRD disclosure obligations

263,042
Loans and advances

208,010
Debt securities

7,906
Equity instruments

47,126
Derivatives

161,374
On demand interbank loans

8,928
Cash and cash-related assets

1
Other categories of assets

12,907
Total GAR assets

487,909

2,074

98

98

0

0

3,253

98

98

0

0
Assets not covered for GAR calculation

210,460
Central governments and supranational issuers
1

19,829
Central banks exposure

74,890
Trading book

115,742
Total assets

698,369

2,074

98

98

0

0

3,253

98

98

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
2
Financial guarantees

1

0
Assets under management

13,488

195

1

96

8

2,978

203

1

96
of which debt securities

4,770

91

0

23

0

1,392

92

0

23
of which equity instruments

4,913

104

1

72

7

968

112

1

72
1 Includes local governments financing when the use of proceeds is unknown.

2 As required by the standardized template, the total gross carrying amount was calculated on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.2 UBS AG standalone - assets for the

calculation of the GAR (CapEx)
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM)
Climate Change Adaptation (CCA)
Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

27,357

2,074

98

98

0

0

0

2,448

98

98

0

0
Financial undertakings

9,113

0

0

373

0

0
Credit institutions

8,640

0

0

332

0

0
Loans and advances

6,339

0

0

187

0

0
Debt securities

1,631

145
Equity instruments

669

0
Other financial corporations

473

0

0

42

0

0
of which investment firms

0
Loans and advances

0
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

30

0

0

0

0

1

0

0

0
Loans and advances

30

0

0

0

0

1

0

0

0
Debt securities

0

0

0

0

0

0
Equity instruments

0

0

0

0
Households

18,212

2,074

98

98

2,074

98

98
of which loans collateralized by residential immovable property

2,074

2,074

98

98

2,074

98

98
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

1
Table continues below.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Table

continued from above.
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM)
Climate Change Adaptation (CCA)
Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
Assets excluded from the numerator for GAR calculation (covered in the
denominator)

460,552
Financial and Non-financial undertakings

277,343
SMEs and NFCs (other than SMEs) not subject to NFRD

disclosure obligations

14,301
Loans and advances

8,704
of which loans collateralized by commercial immovable property of which building renovation loans
Debt securities

2,322
Equity instruments

3,274
Non-EU country counterparties not subject to NFRD disclosure obligations

263,042
Loans and advances

208,010
Debt securities

7,906
Equity instruments

47,126
Derivatives

161,374
On demand interbank loans

8,928
Cash and cash-related assets

1
Other categories of assets

12,907
Total GAR assets

487,909

2,074

98

98

0

0

0

2,448

98

98

0

0
Assets not covered for GAR calculation

210,460
Central governments and supranational issuers
1

19,829
Central banks exposure

74,890
Trading book

115,742
Total assets

698,369

2,074

98

98

0

0

0

2,448

98

98

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
2
Financial guarantees

1
Assets under management

13,488

462

22

209

2

2,733

464

22

209
of which debt securities

4,770

189

2

65

2

840

191

2

65
of which equity instruments

4,913

273

21

144

0

1,522

273

21

144
1 Includes local governments financing when the use of proceeds is unknown.

2 As required by the standardized template, the total gross carrying amount was calculated on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.3 UBS AG standalone - GAR sector information

(Turnover)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCM + CCA)
of which
environmentally
sustainable
(CCM + CCA) USD thousand
06.10 Extraction of crude petroleum

0
20.59 Manufacture of other chemical products
n.e.c.

0

1

0
24.10 Manufacture of basic iron and steel and of
ferro-alloys

0
30.12 Building of pleasure and sporting boats

59
23.51 Manufacture of cement

0

2

0
27.32 Manufacture of other electronic and electric
wires and cables

2
27.90 Manufacture of other electrical equipment

2
68.11 Buying and selling of own real estate

15

134

15
1 The information included in this table represents taxonomy-eligible and taxonomy-aligned amounts as reported in table 1.1, irrespective of whether the NACE code for principle activity is associated with taxonomy-eligible or taxonomy-aligned economic acti vities.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.4 UBS AG standalone - GAR sector information

(CapEx)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCM + CCA)
of which
environmentally
sustainable
(CCM + CCA)
USD thousand
06.10 Extraction of crude petroleum

1
20.59 Manufacture of other chemical products
n.e.c.

0

1

0
24.10 Manufacture of basic iron and steel and of
ferro-alloys

0
30.12 Building of pleasure and sporting boats

1

54

1
23.51 Manufacture of cement

0

2

0
27.32 Manufacture of other electronic and electric
wires and cables

5
26.30 Manufacture of communication equipment

0

0

0
27.90 Manufacture of other electrical equipment

3
68.11 Buying and selling of own real estate

43

135

43
86.99 Other human health activities n.e.c.

543
1 The information included in this table represents taxonomy-eligible and taxonomy-aligned amounts as reported in table 1.1, irrespective of whether the NACE code for principle activity is associated with taxonomy-eligible or taxonomy-aligned economic acti vities.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.5 UBS AG standalone - GAR KPI stock (Turnover)
31.12.23
Climate Change Mitigation (CCM)
1
Climate Change Adaptation (CCA)
1
Total (CCM + CCA)
Proportion
of total
assets
covered
2
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to total covered assets in the denominator)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

7.6

0.4

0.4

0.0

0.0

11.9

0.4

0.4

0.0

0.0

3.9
Financial undertakings

0.0

0.0

12.9

0.0

0.0

1.3
Credit institutions

0.0

0.0

12.4

0.0

0.0

1.2
Loans and advances

0.0

0.0

8.0

0.0

0.0

0.9
Debt securities

34.0

0.2
Equity instruments

1.0

0.1
Other financial corporations

23.3

0.1
of which investment firms

1.0

0.0
Loans and advances

1.0

0.0
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

0.0

0.0

0.0

0.7

0.0

0.0

0.0

0.0
Loans and advances

0.0

0.0

0.0

0.5

0.0

0.0

0.0

0.0
Debt securities

98.7

0.0
Equity instruments

12.8

0.0
Households

11.4

0.5

0.5

11.4

0.5

0.5

2.6
of which loans collateralized by residential immovable property

100.0

4.7

4.7

100.0

4.7

4.7

0.3
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0.0
Total GAR assets

0.4

0.0

0.0

0.0

0.0

0.7

0.0

0.0

0.0

0.0

69.9
1

Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 1.1.

2 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 1.1 relative to Total Assets as reported in table 1.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.6 UBS AG standalone - GAR KPI stock (CapEx)
31.12.23
Climate Change Mitigation (CCM)
1
Climate Change Adaptation (CCA)
1
Total (CCM + CCA)
Proportion
of total
assets
covered
2
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to total covered assets in the denominator)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

7.6

0.4

0.4

0.0

0.0

0.0

8.9

0.4

0.4

0.0

0.0

3.9
Financial undertakings

0.0

0.0

4.1

0.0

0.0

1.3
Credit institutions

0.0

0.0

3.8

0.0

0.0

1.2
Loans and advances

0.0

0.0

2.9

0.0

0.0

0.9
Debt securities

8.9

0.2
Equity instruments

0.0

0.1
Other financial corporations

0.0

0.0

8.9

0.0

0.0

0.1
of which investment firms

0.0
Loans and advances

0.0
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings

0.1

0.0

0.0

0.0

2.4

0.1

0.0

0.0

0.0
Loans and advances

0.1

0.0

0.0

0.0

2.3

0.1

0.0

0.0

0.0
Debt securities

1.2

1.2

90.0

1.2

1.2

0.0
Equity instruments

0.5

45.9

0.5

0.0
Households

11.4

0.5

0.5

11.4

0.5

0.5

2.6
of which loans collateralized by residential immovable property

100.0

4.7

4.7

100.0

4.7

4.7

0.3
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0.0
Total GAR assets

0.4

0.0

0.0

0.0

0.0

0.0

0.5

0.0

0.0

0.0

0.0

69.9
1

Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 1.1.

2 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 1.1 relative to Total Assets as reported in table 1.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.7 UBS AG standalone - GAR KPI flow (Turnover)
31.12.23
Climate Change Mitigation (CCM)
Climate Change Adaptation (CCA)
Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to flow of total eligible assets)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

2.1

0.0

0.0

16.0

0.0

0.0
Financial undertakings

17.4
Credit institutions

17.1
Loans and advances

12.8
Debt securities

40.3
Equity instruments
Other financial corporations

27.8
of which investment firms

1.0
Loans and advances

1.0
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities
Equity instruments
Households

10.4

0.1

0.1

10.4

0.1

0.1
of which loans collateralized by residential immovable property

100.0

0.5

0.5

100.0

0.5

0.5
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

Total GAR assets
1

0.0

0.0

0.0

0.2

0.0

0.0
1 Proportion calculated as a percentage of Total GAR assets as reported in table 1.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.8 UBS AG standalone - GAR KPI flow (CapEx)
31.12.23
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to flow of total eligible assets)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

2.1

0.0

0.0

5.9

0.0

0.0
Financial undertakings

4.7
Credit institutions

4.9
Loans and advances

5.5
Debt securities

1.6
Equity instruments
Other financial corporations
of which investment firms
Loans and advances
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities
Equity instruments
Households

10.4

0.1

0.1

10.4

0.1

0.1
of which loans collateralized by residential immovable property

100.0

0.5

0.5

100.0

0.5

0.5
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

Total GAR assets
1

0.0

0.0

0.0

0.1

0.0

0.0
1 Proportion calculated as a percentage of Total GAR assets as reported in table 1.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.9 UBS AG standalone - KPI off-balance sheet

exposures – Stock (Turnover)
31.12.23
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
% (compared to total eligible off-balance sheet assets)
Financial guarantees (FinGuar KPI)

1.0
Assets under management (AuM KPI)

1.4

0.0

0.7

0.1

22.1

1.5

0.0

0.7
1.10 UBS AG standalone - KPI off-balance sheet

exposures – Stock (CapEx)
31.12.23
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
% (compared to total eligible off-balance sheet assets)
Financial guarantees (FinGuar KPI)
Assets under management (AuM KPI)

3.4

0.2

1.5

0.0

20.3

3.4

0.2

1.5

Sustainability Report 2023
| Appendix 4 | Other supplemental information

1.11 UBS AG standalone - Key Performance Indicators

on the activities related to Nuclear and Fossil

Gas – Stock
Row Nuclear energy related activities 31.12.23
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal

waste from the
fuel cycle.
No
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district

heating or industrial processes such as
hydrogen production, as well as their safety upgrades, using best available technologies.
No
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat, including for the purposes of district heating or

industrial processes such as hydrogen
production from nuclear energy, as well as their safety upgrades.
No
Row Fossil gas related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.
No
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities

that produce heat/cool using fossil gaseous fuels.
No

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2 UBS Europe SE consolidated
1
2.1 UBS Europe SE consolidated - assets for

the calculation of the GAR (Turnover)
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

6,424

186

0

0

505

0

0
Financial undertakings

3,615

0

319

0
Credit institutions

3,574

319
Loans and advances

2,974

173
Debt securities

600

146
Equity instruments

0

0
Other financial corporations

42

0

0

0
of which investment firms

42

0
Loans and advances

42

0
Debt securities
Equity instruments
of which management companies

0

0
Loans and advances

0

0
Debt securities
Equity instruments
of which insurance undertakings

0

0

0
Loans and advances

0

0

0
Debt securities
Equity instruments
Non-financial undertakings

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0
Debt securities
Equity instruments
Households

2,808

186

186
of which loans collateralized by residential immovable property

186

186

186
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0
Table continues below.
1
Within tables in this section, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful.

Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Table

continued from above.
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
Assets excluded from the numerator for GAR calculation (covered in the
denominator)

27,364
Financial and Non-financial undertakings

6,538
SMEs and NFCs (other than SMEs) not subject to NFRD

disclosure obligations

4,059
Loans and advances

3,033
of which loans collateralized by commercial immovable property of which building renovation loans
Debt securities

1,025
Equity instruments

1
Non-EU country counterparties not subject to NFRD disclosure obligations

2,479
Loans and advances

1,508
Debt securities

968
Equity instruments

3
Derivatives

17,755
On demand interbank loans

1,995
Cash and cash-related assets

0
Other categories of assets

1,076
Total GAR assets

33,788

186

0

0

505

0

0
Assets not covered for GAR calculation

18,084
Central governments and supranational issuers
1

2,246
Central banks exposure

11,922
Trading book

3,916
Total assets

51,872

186

0

0

505

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
2
Financial guarantees
Assets under management

34,560

715

19

440

8

9,219

723

19

440
of which debt securities

7,014

264

7

130

5

2,258

269

7

130
of which equity instruments

25,372

451

13

310

3

6,623

454

13

310
1 Includes local governments financing when the use of proceeds is unknown.

2 As required by the standardized template, the total gross carrying amount was calculated on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.2 UBS Europe SE consolidated - assets for

the calculation of the GAR (CapEx)
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

6,424

186

0

0

0

351

0

0

0
Financial undertakings

3,615

166
Credit institutions

3,574

166
Loans and advances

2,974

124
Debt securities

600

42
Equity instruments

0
Other financial corporations

42
of which investment firms

42
Loans and advances

42
Debt securities
Equity instruments
of which management companies

0
Loans and advances

0
Debt securities
Equity instruments
of which insurance undertakings

0
Loans and advances

0
Debt securities
Equity instruments
Non-financial undertakings

0

0

0

0

0

0

0

0
Loans and advances

0

0

0

0

0

0

0

0
Debt securities
Equity instruments
Households

2,808

186

186
of which loans collateralized by residential immovable property

186

186

186
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0
Table continues below.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Table

continued from above.
31.12.23
Total gross
carrying
amount

Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which towards taxonomy relevant sectors
(Taxonomy-eligible)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
of which environmentally sustainable
(Taxonomy-aligned)
USD m
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
Assets excluded from the numerator for GAR calculation (covered in the
denominator)

27,364
Financial and Non-financial undertakings

6,538
SMEs and NFCs (other than SMEs) not subject to NFRD

disclosure obligations

4,059
Loans and advances

3,033
of which loans collateralized by commercial immovable property of which building renovation loans
Debt securities

1,025
Equity instruments

1
Non-EU country counterparties not subject to NFRD disclosure obligations

2,479
Loans and advances

1,508
Debt securities

968
Equity instruments

3
Derivatives

17,755
On demand interbank loans

1,995
Cash and cash-related assets

0
Other categories of assets

1,076
Total GAR assets

33,788

186

0

0

0

351

0

0

0
Assets not covered for GAR calculation

18,084
Central governments and supranational issuers
1

2,246
Central banks exposure

11,922
Trading book

3,916
Total assets

51,872

186

0

0

0

351

0

0

0
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
2
Financial guarantees
Assets under management

34,560

1,762

165

870

24

8,508

1,786

165

870
of which debt securities

7,014

660

24

325

16

2,101

676

24

325
of which equity instruments

25,372

1,102

141

545

8

6,243

1,111

141

545
1 Includes local governments financing when the use of proceeds is unknown.

2 As required by the standardized template, the total gross carrying amount was calculated on the basis of off-balance sheet exposures to undertakings subject to NFRD.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.3 UBS Europe SE consolidated - GAR sector

information (Turnover)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCM + CCA)
of which
environmentally
sustainable
(CCM + CCA)
USD thousand
06.10 Extraction of crude petroleum

0

1

0
1 The information included in this table represents taxonomy-eligible and taxonomy-aligned amounts as reported in table 1.1, irrespective of whether the NACE code for principle activity is associated with taxonomy-eligible or taxonomy-aligned economic acti vities.
2.4 UBS Europe SE consolidated - GAR sector

information (CapEx)
Breakdown by sector - NACE 4 digits level
(code and label)
1
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Non-Financial corporates (Subject to
NFRD)
SMEs and other NFC not subject to
NFRD
Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount Gross carrying amount of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCM)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCA)
of which
environmentally
sustainable
(CCM + CCA)
of which
environmentally
sustainable
(CCM + CCA)
USD thousand
06.10 Extraction of crude petroleum

2

2

2
1 The information included in this table represents taxonomy-eligible and taxonomy-aligned amounts as reported in table 1.1, irrespective of whether the NACE code for principle activity is associated with taxonomy-eligible or taxonomy-aligned economic acti vities.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.5 UBS Europe SE consolidated - GAR KPI stock

(Turnover)
31.12.23
Climate Change Mitigation (CCM)
1
Climate Change Adaptation (CCA)
1
Total (CCM + CCA)
Proportion
of total
assets
covered
2
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to total covered assets in the denominator)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

2.9

0.0

0.0

7.9

0.0

0.0

12.4
Financial undertakings

0.0

8.8

0.0

7.0
Credit institutions

8.9

6.9
Loans and advances

5.8

5.7
Debt securities

24.3

1.2
Equity instruments

1.0

0.0
Other financial corporations

0.0

1.0

0.0

0.1
of which investment firms

1.0

0.1
Loans and advances

1.0

0.1
Debt securities
Equity instruments
of which management companies

59.7

0.0
Loans and advances

59.7

0.0
Debt securities
Equity instruments
of which insurance undertakings

27.9

27.9

0.0
Loans and advances

27.9

27.9

0.0
Debt securities
Equity instruments
Non-financial undertakings

1.3

1.0

7.5

1.3

1.0

0.0
Loans and advances

1.3

1.0

7.5

1.3

1.0

0.0
Debt securities
Equity instruments
Households

6.6

6.6

5.4
of which loans collateralized by residential immovable property

100.0

100.0

0.4
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0.0
Total GAR assets

0.5

0.0

0.0

1.5

0.0

0.0

65.1
1

Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 2.1.

2 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 2.1 relative to Total Assets as reported in table 2.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.6 UBS Europe SE consolidated - GAR KPI stock

(CapEx)
31.12.23
Climate Change Mitigation (CCM)
1
Climate Change Adaptation (CCA)
1
Total (CCM + CCA)
Proportion
of total
assets
covered
2
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to total covered assets in the denominator)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

2.9

0.0

0.0

0.0

5.5

0.0

0.0

0.0

12.4
Financial undertakings

4.6

7.0
Credit institutions

4.6

6.9
Loans and advances

4.2

5.7
Debt securities

7.0

1.2
Equity instruments

0.0
Other financial corporations

0.1
of which investment firms

0.1
Loans and advances

0.1
Debt securities
Equity instruments
of which management companies

0.0
Loans and advances

0.0
Debt securities
Equity instruments
of which insurance undertakings

0.0
Loans and advances

0.0
Debt securities
Equity instruments
Non-financial undertakings

14.5

0.3

2.4

17.4

14.5

0.3

2.4

0.0
Loans and advances

14.5

0.3

2.4

17.4

14.5

0.3

2.4

0.0
Debt securities
Equity instruments
Households

6.6

6.6

5.4
of which loans collateralized by residential immovable property

100.0

100.0

0.4
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

0.0
Total GAR assets

0.5

0.0

0.0

0.0

1.0

0.0

0.0

0.0

65.1
1

Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 2.1.

2 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table 2.1 relative to Total Assets as reported in table 2.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.7 UBS Europe SE consolidated - GAR KPI flow

(Turnover)
31.12.23
Climate Change Mitigation (CCM)
Climate Change Adaptation (CCA)
Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to flow of total eligible assets)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

0.6

5.2
Financial undertakings

5.8
Credit institutions

5.9
Loans and advances

4.3
Debt securities

24.0
Equity instruments
Other financial corporations

1.0
of which investment firms

1.0
Loans and advances

1.0
Debt securities
Equity instruments

1.0
of which management companies

59.7
Loans and advances

59.7
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities
Equity instruments
Households

2.8

2.8
of which loans collateralized by residential immovable property

100.0

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

Total GAR assets
1

0.1

0.6
1 Proportion calculated as a percentage of Total GAR assets as reported in table 2.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.8 UBS Europe SE consolidated - GAR KPI flow

(CapEx)
31.12.23
Climate Change Mitigation (CCM)
Climate Change Adaptation (CCA)
Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors
(Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling % (compared to flow of total eligible assets)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not held-for-trading eligible for GAR calculation

0.6

1.8
Financial undertakings

1.6
Credit institutions

1.6
Loans and advances

1.0
Debt securities

8.8
Equity instruments
Other financial corporations
of which investment firms
Loans and advances
Debt securities
Equity instruments
of which management companies
Loans and advances
Debt securities
Equity instruments
of which insurance undertakings
Loans and advances
Debt securities
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities
Equity instruments
Households

2.8

2.8
of which loans collateralized by residential immovable property

100.0

100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties

Total GAR assets
1

0.1

0.2
1 Proportion calculated as a percentage of Total GAR assets as reported in table 2.1.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.9 UBS Europe SE consolidated - KPI off-balance

sheet exposures – Stock (Turnover)
31.12.23
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
% (compared to total eligible off-balance sheet assets)
Financial guarantees (FinGuar KPI)
Assets under management (AuM KPI)

2.1

0.1

1.3

0.0

26.7

2.1

0.1

1.3
2.10 UBS Europe SE consolidated - KPI off-balance

sheet exposures – Stock (CapEx)
31.12.23
Climate Change Mitigation (CCM) Climate Change Adaptation (CCA) Total (CCM + CCA)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
Proportion of total covered assets
funding taxonomy relevant sectors
(Taxonomy-aligned)
Proportion of total covered assets funding
taxonomy relevant sectors (Taxonomy-aligned)
of which
use of
proceeds
of which
transitional
of which
enabling
of which
use of
proceeds
of which
enabling
of which
use of
proceeds
of which
transitional
of which
enabling
% (compared to total eligible off-balance sheet assets)
Financial guarantees (FinGuar KPI)
Assets under management (AuM KPI)

5.1

0.5

2.5

0.0

24.6

5.2

0.5

2.5

Sustainability Report 2023
| Appendix 4 | Other supplemental information

2.11 UBS Europe SE consolidated - Key Performance

Indicators on activities related to Nuclear

and Fossil Gas – Stock

Row Nuclear energy-related activities 31.12.23
1
The undertaking carries out, funds or has exposures to research, development,

demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal

waste from the
fuel cycle.
No
2
The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district

heating or industrial processes such as
hydrogen production, as well as their safety upgrades, using best available technologies.
No
3
The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process

heat, including for the purposes of district heating or

industrial processes such as hydrogen
production from nuclear

energy, as well as their safety upgrades.
No
Row Fossil gas-related activities
4
The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.
Yes
5
The undertaking carries out, funds or has exposures to construction, refurbishment,

and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.
Yes
6
The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities

that produce heat/cool using fossil gaseous fuels.
No

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Key terms and definitions
Sustainability

Is commonly defined as

“meeting the needs of

the present without compromising

the ability of future generations
to meet their own

needs“ (United Nations

(UN) Brundtland Commission,

1987). In this

way, we sometimes refer to
sustainability

to

imply

a

broader

scope

of

resources

that

may

be

exhausted

beyond

those

that

impact

climate
change. Our ambition

is to conduct

business and operations

without negatively

impacting the

environment, society
or the

economy as

a whole

and, through

our sustainability

disclosure, to

be transparent

about how

we are pursuing
this.

Sustainable Development Goals (the SDGs)
The

2030

Agenda

for

Sustainable

Development,

adopted

by

all

UN

member

states

in

2015,

provides

a

shared
blueprint for peace and prosperity for people and the planet. At its heart are the
17 UN Sustainable Development
Goals
(available on sdgs.un.org/goals),

the SDGs, which are

an urgent call for

action by all countries

– developed
and developing

– in a

global partnership.

They recognize

that ending

poverty and

other deprivations

must go

hand-
in-hand with

strategies that

improve health and

education, reduce

inequality, and spur economic

growth – all

while
tackling climate change and working to preserve our

oceans and forests.

ESG (Environmental, Social, Governance)
A framework to help stakeholders understand how

an organization is managing risks and opportunities related to
ESG criteria

or factors.

It is often

used in

the context of

investing, but

– beyond

the investment

community –

clients,
suppliers, and employees are also increasingly interested in how sustainable an organization’s operations are.
Sustainable finance
Sustainability

focus:

Strategies

that

have

explicit

sustainable

intentions

or

objectives

that

drive

the

strategy.
Underlying

investments

may

contribute

to

positive

sustainability

outcomes

through

products

/

services

/

use

of
proceeds.
Impact investing: Investment strategies

that have an explicit

intention to generate measurable,

verifiable, positive
sustainability outcomes. Impact generated

is attributable to investor action and/or

contribution.
Green, social and

sustainability loans

and bonds are

instruments made

available exclusively

to finance or

re-finance,
in whole or in

part, new and/or existing eligible

green and/or social projects that

form part of a

credible program
from the borrower/issuer to improve their

environmental and/or social footprint.

Sustainability-linked

loans

and

bonds

are

any

types

of

instruments

which

incentivize

the

borrower

/

issuer’s
achievement

of

ambitious,

predetermined

Sustainable

Performance

Targets

(SPTs)

that

are

measured

using
predefined sustainability KPIs.
Low-carbon economy
Refers to a type of decarbonized economy

that is based on low energy consumption

and low levels of greenhouse
gas (GHG) emissions.

GHG emissions
Scope 1: Accounts for GHG emissions by UBS.
Scope 2: Accounts

for indirect GHG

emissions associated with

the generation of

imported /

purchased electricity
(grid average emission factor), heat or steam.
Scope 3: Accounts

for GHG emissions

resulting from

activities from

assets not owned

or controlled by

the reporting
organization, but that the organization indirectly

impacts in its value chain.
Net zero: Refers

to cutting GHG

emissions to

as close to

zero as possible,

with any

remaining emissions

re-absorbed
from the atmosphere.
GHG key

vendor: A

top GHG

scope 3

emitter relative

to UBS’s

overall scope

3 supply

chain emissions

and with
which UBS has a long-term ongoing relationship.

Sustainability disclosure
Global Reporting Initiative

(GRI): Provider

of the

world’s most widely

used sustainability disclosure

standards (the
GRI Standards).

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Task

Force

on

Climate-related

Financial

Disclosures

(TCFD):

Provider

of

climate-related

financial

disclosure
recommendations designed to help companies

provide better information to support

informed capital allocation.
Taskforce

on

Nature-related

Financial

Disclosures

(TNFD):

Provider

of

nature-related

financial

disclosure
recommendations designed to help companies

provide better information to support

informed capital allocation.
Value

Reporting

Foundation

SASB

Standards:

Disclosure

standards

to

guide

the

disclosure

of

officially

declared
material sustainability information by companies

to their investors.
World Economic Forum International

Business Council (WEF IBC):

Provider of the

Stakeholder Capitalism Metrics,
which offer a

set of universal, comparable disclosures

focused on people, planet, prosperity

and governance that
companies can report on, regardless of industry

or region.
Materiality assessments
With regard to the materiality

assessments included in

this report (GRI-based and

climate-related), the GRI requires
companies

to

determine

material

topics

that

“represent

the

organization’s

most

significant

impacts

on

the
economy,

environment, and

people, including

impacts on

their human

rights.” The

TCFD requires

companies to
conduct

a

double

materiality

assessment

that

looks

at

both

the

inside-out

impact

the

company

has

on

the
environment and the outside-in impact climate-related

activities might have on the company performance.

Aspiration
Desire to achieve a particular goal.
Ambition(s)
Ambitions are parts of a long-term vision detailing what

results a company aspires to accomplish and by when.

Target(s)
Targets

are smaller, interim steps or milestones towards an ambition that are aligned with its

details. As individuals
and

teams

within

the

organization

reach

their

targets,

the

organization

makes

progress

towards

the ultimate
ambition(s).

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Abbreviations frequently used in our sustainability report
A
ADA

Artificial Intelligence and Data Analytics
AMAS

Asset Management Association Switzerland
AML

anti-money laundering
AuM

assets under management
ASIP

Association Suisse des Institutions de Prévoyance
B
BCBS

Basel Committee on Banking Supervision
BD(s)

Business division(s), organizational units of the UBS business: (i) Global Wealth Management, (ii) Personal & Corporate
Banking, (iii), Asset Management and (iv) the Investment Bank
B4SI

Business Investment for Societal Impact
BIS

Bank for International Settlements
BoD

Board of Directors
BoE

Bank of England
C
CCRC

Corporate Culture and Responsibility Committee
CCS

carbon capture and storage
CDP

formerly the Carbon Disclosure Project
CDR

carbon dioxide removal
CFO

Chief Financial Officer
CHF

Swiss franc
CIC

Corporate & Institutional Clients
CIO

Chief Investment Office
C&ORC

Compliance & Operational Risk Control
CPS

current policies scenario
CSRD

Corporate Sustainability Reporting Directive
D
DAF

donor-advised fund
DJSI

Dow Jones Sustainability Indices

E
EC

European Commission
EMS

environmental management system
eNPS

employee net promoter score
ESG

environmental, social and governance
EU

European Union
EUR

euro
ERA

Energy Reference Area
ESR

environmental and social risk
ETF

exchange-traded fund
EY

Ernst & Young

F
FATF

Financial Action Task

Force
FCT

foreign currency translation
FINMA

Swiss Financial Market Supervisory Authority
FTE

full-time employee
FX

foreign exchange

Sustainability Report 2023
| Appendix 4 | Other supplemental information

G
GARP

Global Association of Risk Professionals
GCFO

Group Chief Financial Officer
GCRG

Group Compliance, Regulatory & Governance
GEB

Group Executive Board
GFA

Group Franchise Awards
GFANZ

Glasgow Financial Alliance for Net Zero
GHG

greenhouse gas
GIA

Group Internal Audit
GICS

Global Industry Classification Standard
GRI

Global Reporting Initiative
H
HR

human resources
I
IAS

International Accounting Standards
IASB

International Accounting Standards Board
ICMA

International Capital Market Association
ICMM

International Council on Mining and Metals
IFRIC

International Financial Reporting Interpretations Committee
IFRS

International Financial Reporting Standards
IIF

Institute of International Finance
IPCC

Intergovernmental Panel for Climate Change
ISO

International Organization for Standardization
K
KRT

key risk taker
L
LEED

Leadership in Energy and Environmental Design
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
MAT

Materiality Assessment Team
M&A

mergers and acquisitions
MiFID II

Markets in Financial Instruments Directive II
N
NFR

non-financial risks
NFRD

Non-Financial Reporting Directive
NGFS

Network for Greening the Financial System
NYSE

New York Stock Exchange
NZAMi

Net Zero Asset Managers initiative
NZBA

Net-Zero Banking Alliance
NZE

Net-Zero Emissions by 2050 Scenario

Sustainability Report 2023
| Appendix 4 | Other supplemental information

O
OECD

Organization for Economic Co-operation and Development
ORF

operational risk framework
OTC

over-the-counter
P
PACI

Partnership Against Corruption Initiative
PACTA

Paris Agreement Capital Transition

Assessment
PCAF

Partnership for Carbon Accounting Financials
P&L

profit and loss
POCI

purchased or originated credit-impaired
PRA

UK Prudential Regulation Authority

PRB

Principles for Responsible Banking
PRI

Principles for Responsible Investment
Q
QED

Quant Evidence & Data Science
R
RSCM

responsible supply chain management
RSPO

Roundtable on Sustainable Palm Oil
RW

risk weight
RWA

risk-weighted assets
S
SBC

Swiss Bank Corporation
sCFO

Sustainability Chief Financial Officer
SCR

sustainability and climate risk
SCS

Swiss Climate Score
SDA

Sectoral Decarbonization Approach

SDC

Swiss Agency for Development and Cooperation
SDG

Sustainable Development Goal
SDS

Sustainable Development Scenario
SEC

US Securities and Exchange Commission
SECO

State Secretariat for Economic Affairs
SFDR

Sustainable Finance Disclosure Regulation

SFWG

Sustainable Finance Working Group (IIF)
SI

sustainable investment
SIFI

SDG Impact Finance Initiative
SII

UBS Sustainability and Impact Institute
SIX

SIX Swiss Exchange
SME

small and medium-sized entities
SNB

Swiss National Bank
SRI

socially responsible investment

Sustainability Report 2023
| Appendix 4 | Other supplemental information

T
TBTF

too big to fail
TCFD

Task

Force on Climate-related Financial Disclosures
TNFD

Taskforce

on Nature-related Financial Disclosures
U
UN

United Nations
UNEP FI

United Nations Environment Programme Finance Initiative
UNGPs

UN Guiding Principles on Business and Human Rights
USD

US dollar
V
VaR

value-at-risk
W
WFSF

Wolfsberg Forum for Sustainable Finance

Note: This list of abbreviations is not deemed

to be comprehensive of all the abbreviations

used in this report.

Sustainability Report 2023
| Appendix 4 | Other supplemental information

Cautionary Statement |

This report may contain statements that constitute

“forward-looking statements.” Refer to the Cautionary

Statement Regarding
Forward-Looking Statements in the UBS Group Annual Report

2023, available at ubs.com/investors, for

further details.
Notice to investors |

This report and the information contained herein are

provided solely for information purposes, and are not to

be construed as
solicitation of an offer to buy or sell any securities

or other financial instruments in Switzerland,

the United States or any other jurisdiction. No

investment
decision relating to securities of or relating to UBS Group AG,

UBS AG or their affiliates should be made on

the basis of this report. Refer to the UBS Group
Annual Report 2023, available at ubs.com/investors,

for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods,

which is provided in text and which can be
derived from figures displayed in the tables, is calculated

on a rounded basis.
Tables |

Within tables, blank fields generally indicate

that the field is not applicable or not

meaningful, or that information is not available

as of the relevant
date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Percentage changes are presented
as a mathematical calculation of the change

between periods.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/ Beatriz Martin Jimenez
Name:

Beatriz Martin Jimenez

Title:

Head Non-Core and Legacy and
President UBS EMEA,

Group Executive Board Lead

for Sustainability and Impact
By:

/s/ Angus Graham
Name:

Angus Graham

Title:

Finance Chief Operating Officer
UBS AG
By:

/s/ Beatriz Martin Jimenez
Name:

Beatriz Martin Jimenez

Title:

Head Non-Core and Legacy and,

President UBS EMEA
Group Executive Board Lead

for Sustainability and Impact
By:

/s/ Angus Graham
Name:

Angus Graham

Title:

Finance Chief Operating Officer
Credit Suisse AG
By:

/s/ Christian Leitz
Name:

Christian Leitz

Title:

Lead Corporate Responsibility
By:

/s/ Simon Grimwood
Name:

Simon Grimwood

Title:

Chief Financial Officer

Date: March 28, 2024

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com